As filed with the Securities and Exchange Commission on April 5, 2007

Registration No. 333-141539

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM F-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Simcere Pharmaceutical Group

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	2834	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

No. 699-18 Xuan Wu Avenue

Xuan Wu District, Nanjing

Jiangsu Province 210042

People’s Republic of China

(86) 25-8556-6666

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 664-1666

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Leiming Chen Simpson Thacher & Bartlett LLP 35th Floor, ICBC Tower Three Garden Road Central, Hong Kong (852) 2514-7600	Alan Seem Shearman & Sterling LLP 12th Floor, East Tower, Twin Towers B-12 Jianguomenwai Dajie Beijing, 100022, People’s Republic of China (86) (10) 5922-8000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(2)(3)	Amount to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee
Ordinary Shares, par value $0.01 per ordinary share	35,937,400	$260,546,150	$7,999	(4)

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933.
(2)	Includes (i) ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public and (ii) ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These ordinary shares are not being registered for the purposes of sales outside of the United States.
(3)	American depositary shares issuable upon deposit of the ordinary shares registered hereby have been registered under a separate registration statement on Form F-6 (Registration No.333-141542). Each American depositary share represents two ordinary shares.
(4)	Of this amount, $3,684 was paid with the registration statement initially filed on March 23, 2007 and $4,315 has been paid on the date hereof.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated April 5, 2007

Simcere Pharmaceutical Group

15,625,000 American Depositary Shares

Representing

31,250,000 Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, of Simcere Pharmaceutical Group, or Simcere Pharmaceutical.

Simcere Pharmaceutical is offering 12,500,000 ADSs, and the selling shareholders identified in this prospectus are offering an additional 3,125,000 ADSs. Simcere Pharmaceutical will not receive any of the proceeds from the sale of the 3,125,000 ADSs being sold by the selling shareholders. Each ADS represents two ordinary shares, par value $0.01 per share. The ADSs are evidenced by American depositary receipts, or ADRs.

Prior to this offering, there has been no public market for our ADSs or our ordinary shares. It is currently estimated that the initial public offering price per ADS will be between $12.50 and $14.50. Our application to list our ADSs on the New York Stock Exchange under the symbol “SCR” has been approved.

See “ Risk Factors” beginning on page 12 to read about risks you should consider before buying the ADSs.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Simcere Pharmaceutical	$	$
Proceeds, before expenses, to the selling shareholders	$	$

To the extent the underwriters sell more than 15,625,000 ADSs, the underwriters have an option to purchase up to an additional 2,343,700 ADSs from the selling shareholders at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the ADSs evidenced by the ADRs against payment in U.S. dollars in New York, New York on                     , 2007.

Goldman Sachs (Asia) L.L.C.

CIBC World Markets	Piper Jaffray	First Shanghai Securities

Prospectus dated                     , 2007.

- Strong portfolio of 38 pharmaceutical products
- Effective R&D and product acquisition capability
- Extensive distribution network
- Experienced management team with solid track record

ENDU (a.k.a. "ENDOSTAR")
Our innovative anti-cancer drug and the first recombinant human endostatin injection approved for sale in China
ANQI
Our line of generic prescription amoxicillin with clavulanate potassium antibiotics
BIQI
Our generic OTC anti-diarrhea medication
YINGTAIQING
Our anti-inflammatory pain reliever and analgesic drug used to treat rheumatoid arthritis and osteoarthritis
BICUN
Our first-to-market generic anti-stroke medication
ZAILIN
Our market leading generic amoxicillin antibiotic
再林
阿莫西林颗粒
安奇
必奇
英太青
双氯芬酸钠缓释胶囊

Rmb Billions
Total Demand in the Pharmaceutical Market in China
900
800
700
600
500
400
300
200
100
0
77
112
198
375
760
1995
2000
2005
2010
2015

Source: The Freedonia Group

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs.

Our Business

We are a leading manufacturer and supplier of branded generic pharmaceuticals in the fast growing China market. We have recently focused our strategy on the development of first-to-market generic and innovative pharmaceuticals, and have introduced a first-to-market generic anti-stroke medication under the brand name Bicun, and an innovative anti-cancer medication under the brand name Endu, also known as Endostar. We currently manufacture and sell 35 pharmaceutical products, including antibiotics, an anti-cancer medication and an anti-stroke medication, and are the exclusive distributor of three additional pharmaceuticals that are marketed under our brand names, including anti-inflammatory pain relievers. In addition, we have obtained approvals from the PRC State Food and Drug Administration, or the SFDA, to manufacture and sell over 100 other products. As of March 31, 2007, we also had 12 product candidates in various stages of development, including treatments for cancer, cerebrovascular diseases, infections, rheumatoid arthritis, nasal allergies, and nausea and vomiting associated with chemotherapy.

Our innovative anti-cancer medication Endu has been granted an invention patent in China and was the first recombinant human endostatin injection approved for sale in China. Recombinant human endostatin is a genetically engineered protein that interferes with the growth of blood vessels to a tumor, thereby starving and preventing the growth of tumor cells. Our generic anti-stroke medication Bicun was the first edaravone injection, a type of neuroprotective pharmaceutical compound, approved for sale in China, and we estimate that Bicun held the leading market share of more than 90.0% in terms of total edaravone injections sold in China in 2005, based on the market research conducted by IMS Health, a provider of market intelligence to the pharmaceutical and healthcare industry. Our generic amoxicillin granule antibiotic is marketed under the brand name Zailin, which was recognized as a “China Well-Known Trademark” in February 2004. In 2005, Zailin had a leading market share of 55.5% and 31.3% of all amoxicillin granules sold in hospitals and retail outlets in China, respectively, based on the information provided by the Southern Pharmaceutical Economic Research Institute, a market research agency that specializes in the pharmaceutical industry in China.

We commenced operations in March 1995 as a distributor of pharmaceutical products, and since then have established an extensive distribution network in China that we now use to market, sell and distribute our own pharmaceutical products. We sell our products exclusively to regional distributors, who then sell them to local distributors, hospitals and retail pharmacies throughout China. Our marketing team leverages the reputation of our Simcere brand name and our well-known branded pharmaceuticals to cross-sell our other pharmaceuticals. We also have dedicated brand management, market research and sales support teams to further enhance the effectiveness of these marketing efforts.

We employ a market-oriented approach to research and development and focus our efforts on branded generic pharmaceuticals that have the potential for gaining widespread market acceptance or are the first generic version on the market. We concentrate our research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy, such as cancer and cerebrovascular and infectious diseases. Through our research and development efforts, we have introduced to the China market a sizable portfolio of branded generic pharmaceuticals with significant market potential.

We have experienced significant growth in our business in recent years. Our total revenues increased from RMB564.2 million in 2004 to RMB737.0 million in 2005 and to RMB950.6 million ($121.8 million) in 2006, representing a compound annual growth rate, or CAGR, of 29.8% from 2004 to 2006. Revenues from each of our top three branded pharmaceuticals, Bicun, Zailin and Yingtaiqing (for inflammation and pain), exceeded RMB100.0 million ($12.8 million) in 2006, which we believe is evidence of wide market acceptance of these products in the China market. Our net income increased from RMB46.2 million in 2004 to RMB102.7 million in 2005 and to RMB172.3 million ($22.1 million) in 2006, representing a CAGR of 93.1% from 2004 to 2006.

Our Industry

With approximately one-fifth of the world’s population and a fast-growing gross domestic product, China presents significant potential for the pharmaceutical industry. According to the Freedonia Group, an international industry study and database company, pharmaceutical demand in China reached RMB198.0 billion ($25.4 billion) in 2005, representing growth of 12.1% annually since 2000. The Freedonia Group expects the total pharmaceutical expenditure in China to grow at a CAGR of 13.6% between 2005 and 2010. Such growth rate is significantly higher than the growth rate for the pharmaceutical industry in the rest of the world, which is projected to be at a CAGR of 5.0% to 8.0% between 2004 and 2009 according to IMS Health. We believe the significant growth potential of the pharmaceutical market in China is due to the following factors:

•

Increasing Disposable Income and Spending on Pharmaceuticals.    China’s fast-growing economy has led to an increase in disposable income and improvement of living standards, which has made pharmaceutical products more affordable and accessible and spending on pharmaceuticals more common.

•

Aging Population and Lifestyle-Related Disorders.    The prevalence of several chronic diseases such as arthritis, cardiovascular diseases and cancer is expected to increase in China as a result of an aging population. In addition, as living standards in China continue to increase, many lifestyle-related illnesses are also growing rapidly, which is expected to contribute to spending on pharmaceutical products.

•

Government Support of the Pharmaceutical Industry.    The PRC government has supported the growth of the pharmaceutical industry with a series of initiatives, including encouraging foreign investment in the pharmaceutical industry, raising the ratio of overall research and development investment to gross domestic product and shutting down factories that manufacture counterfeit pharmaceutical products.

•

Cost Efficiency in Developing New Pharmaceutical Products.    China offers lower research and development costs and clinical trial costs compared to western countries. According to the China National Center for Biotechnology Development, the cost of bringing a new pharmaceutical product to market can be as little as $5.9 million in China, as compared to the estimated $800.0 million in western countries.

•

Increased Availability of Funding Under the National Medical Insurance Program and the Inclusion of More Pharmaceuticals in China in the National and Provincial Medical Insurance Catalogs.    The PRC government has increased the availability of funding for medical insurance coverage and included more pharmaceuticals in the PRC national and provincial basic medical and work-related injury insurance catalogs, or the Medical Insurance Catalogs. As patients’ choices of medicines are often driven by affordability and accessibility, the inclusion of a medicine in the Medical Insurance Catalogs can substantially improve sales of such medicine.

•

Fragmentation of the Pharmaceutical Industry and the Trend for Consolidation.    The pharmaceutical industry in China is highly fragmented and competitive, with 4,738 pharmaceutical manufacturers as of December 31, 2004 according to the PRC National Development and Reform Commission, or the NDRC, and with no single manufacturer holding more than 4.0% of the market according to the Freedonia Group. The fragmentation of the pharmaceutical industry provides an opportunity for consolidation, as only manufacturers with effective nationwide distribution capabilities, relatively strong research and development capabilities and large-scale production are expected to thrive.

Our Competitive Strengths

We believe that the following competitive strengths will enable us to take advantage of the rapid growth of the pharmaceutical market in China and to compete effectively:

•	a strong portfolio of branded products supported by proven commercialization capabilities;

•	strong growth potential of our innovative pharmaceutical Endu;

•	effective research and development strategy and product acquisition capability leading to an orderly pipeline of products that will contribute to future growth;

•	significant marketing and distribution experience and an extensive distribution network; and

•	an experienced management team with proven ability to lead our growth.

Our Strategies

Our objectives are to be the market leader for the development and manufacturing of innovative pharmaceuticals and the introduction of new generic pharmaceuticals to the China market. We intend to grow our business by pursuing the following strategies:

•	focus on both the development of branded generic pharmaceuticals as well as the research and development of innovative pharmaceuticals, while accelerating the time-to-market of these products;

•	concentrate our marketing and promotional efforts on pharmaceuticals with large growth potential;

•	expand through acquisitions as well as through organic growth; and

•	develop collaborative relationships with international pharmaceutical and biotechnology companies.

Our Challenges

We believe that the following are some of the major risks and uncertainties that may materially affect us:

•	difficulties in achieving and maintaining widespread market acceptance for our products and product candidates;

•

the sufficiency of our existing and future intellectual property right protections, our failure to protect our intellectual property rights and the high costs of defending our intellectual property rights in potential litigation;

•	difficulties in successfully developing future pharmaceutical products;

•	our ability to obtain regulatory approval for pharmaceuticals that we develop; and

•	our inability to manage effectively the expansion of our operations.

See “Risk Factors” and other information included in this prospectus for a discussion of these risks.

Corporate Structure

Our predecessor entity, Hainan Simcere Investment Group Ltd., or Simcere Investment, was a PRC company that held a group of pharmaceutical companies that develops, manufactures and markets a range of branded generic and innovative pharmaceuticals. To raise capital from investors outside of China, we established State Good Group Limited, or SGG, in the British Virgin Islands on October 12, 2005. Our operating subsidiaries were transferred to SGG in March 2006 as part of a series of corporate reorganization activities. In anticipation of this initial public offering, we incorporated Simcere Pharmaceutical Group in the Cayman Islands as a listing vehicle on August 4, 2006. Simcere Pharmaceutical Group became our ultimate holding company when it issued ordinary shares to existing shareholders of SGG on September 29, 2006, in exchange for the respective ordinary shares that these shareholders held in SGG.

As the transfer of our operating subsidiaries to SGG was completed for the sole purpose of establishing a corporate structure to facilitate the raising of capital from investors outside of the PRC, and the transfer of SGG to Simcere Pharmaceutical Group was completed solely for the purpose of this initial public offering, these transactions have been accounted for in a manner similar to a pooling-of-interests in our consolidated financial statements. Accordingly, the assets and liabilities transferred to us have been stated at their historical carrying amounts and the consolidated financial statements as of and for the years ended December 31, 2004, 2005 and 2006, present our financial condition and results of operations as if our operating subsidiaries were transferred to us as of the beginning of the earliest period presented.

We conduct substantially all of our operations through the following operating subsidiaries in China:

•

Simcere Pharmaceutical Co., Ltd., or Hainan Simcere, is our wholly owned subsidiary that engages in the manufacturing of pharmaceutical products. Hainan Simcere is currently authorized to manufacture 56 pharmaceutical products;

•

Nanjing Simcere Dongyuan Pharmaceutical Co., Ltd., or Nanjing Simcere, is our wholly owned subsidiary that engages in the manufacturing of pharmaceutical products. Nanjing Simcere is currently authorized to manufacture 78 pharmaceutical products;

•

Jiangsu Simcere Pharmaceutical Co., Ltd., or Jiangsu Simcere, and Shanghai Simcere Pharmaceutical Co., Ltd., or Shanghai Simcere, are both our wholly owned subsidiaries that engage in the marketing, sales and distribution of pharmaceutical products;

•	Jiangsu Simcere Pharmaceutical R&D Co., Ltd., or Simcere Research, is our wholly owned subsidiary that engages in the research and development of pharmaceutical products;

•

Sichuan Zigong Yirong Industrial Co., Ltd., or Sichuan Simcere, is our wholly owned subsidiary that owns the mining right to a smectite mine in Sichuan Province and engages in the extraction of smectite, a raw material used for the manufacturing of one of our pharmaceutical products;

•	Hainan Qitian Pharmaceutical Co., Ltd., or Qitian Simcere, is our wholly owned subsidiary that engages in the processing and refinement of smectite; and

•

Shandong Simcere Medgenn Bio-Pharmaceutical Co., Ltd., formerly Yantai Medgenn Co., Ltd., or Yantai Medgenn, is our 80.0%-owned subsidiary that engages in the research, development, manufacturing and sale of Endu in China. We completed the acquisition of 80.0% of the equity interest of Yantai Medgenn in September 2006. In addition, Yantai Medgenn owns a 40.0% equity interest in Medgenn (Hong Kong) Co., Ltd., or Hong Kong Medgenn that was acquired for no cash consideration. Hong Kong Medgenn has the exclusive right to engage in the development and sale of Endu in any jurisdiction outside of the PRC until February 10, 2015. Hong Kong Medgenn has no paid-in capital and has not conducted any operations to date.

The following diagram illustrates our corporate structure and the place of organization of each of our subsidiaries as of the date of this prospectus.

Corporate Information

Our principal executive offices are located at No. 699-18 Xuan Wu Avenue, Xuan Wu District, Nanjing, Jiangsu Province 210042, People’s Republic of China. Our telephone number at this address is (86) 25-8556-6666 and our fax number is (86) 25-8547-6400.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.simcere.com. The information contained on our website is not part of this prospectus. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Conventions That Apply to This Prospectus

Unless otherwise indicated:

•	“$,” “USD” and “U.S. dollars” refer to the legal currency of the United States;

•	“ADRs” refer to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” refer to our American depositary shares, each of which represents two ordinary shares;

•	“China” and the “PRC” refer to the People’s Republic of China, excluding, for the purposes of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“ordinary shares” refer to our ordinary shares, par value $0.01 per share;

•	“RMB” and “Renminbi” refer to the legal currency of China; and

•	“we,” “us,” “our company” and “our” refer to Simcere Pharmaceutical Group, its predecessor entities and its consolidated subsidiaries.

Unless otherwise indicated, information in this prospectus assumes that the underwriters do not exercise their over-allotment option to purchase additional ADSs.

This prospectus contains translations of certain Renminbi amounts into U.S. dollars at specified rates. All translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at the noon buying rate in effect on December 29, 2006, which was RMB7.8041 to $1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Risk Factors—Risk Related to Doing Business in China—Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.” On April 4, 2007, the noon buying rate was RMB7.7345 to $1.00.

THE OFFERING

Price per ADS	We currently estimate that the initial public offering price will be between $12.50 and $14.50 per ADS.

ADS offered by us	12,500,000 ADSs

ADS offered by the selling shareholders	3,125,000 ADSs

Total	15,625,000 ADSs

Ordinary shares outstanding immediately after the offering	125,000,000 ordinary shares, excluding ordinary shares issuable upon the exercise of outstanding share options and ordinary shares reserved for issuance under our 2006 equity incentive plan.

The ADSs	Each ADS represents two ordinary shares, par value $0.01 per share. The ADSs will be evidenced by a global American depositary receipt.

The depositary will be the holder of the ordinary shares underlying the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and owners and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Depositary	The Bank of New York

Options to purchase additional ADSs	The selling shareholders have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of 2,343,700 additional ADSs.

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $151.3 million assuming an initial public offering price of $13.50 per ADS, which is the midpoint of the estimated public offering price range, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds we receive from this offering for the following purposes:

•

approximately $52.0 million to fund our research and development efforts, including approximately $35.0 million to fund joint pre-clinical studies and clinical trials in China with international pharmaceutical and biotechnology companies to develop innovative pharmaceuticals for the China market, approximately $13.0 million to fund the research and development of potential indications for Endu, the Phase IV clinical trials for Endu and the improvement of delivery mechanisms or dosage formulations for Endu, and approximately $4.0 million to purchase research equipment;

•	approximately $30.0 million to repay certain of our outstanding short-term bank borrowings;

•

approximately $14.0 million to fund our GMP-certified production facilities, including approximately $9.0 million to build additional GMP-certified production facilities and purchase additional production equipment to expand our production capacity of Endu, and approximately $5.0 million to revamp our existing production facilities and to purchase additional equipment to maintain compliance with GMP requirements; and

•

approximately $13.0 million to expand our marketing force and strengthen our marketing efforts, including initiating additional promotional and educational campaigns targeting hospitals, healthcare practitioners, pharmacies, patients and the general public to increase awareness of our products and to increase the use of print and television advertisements and other promotional methods to promote our brand names.

We may also use the remaining portion of the net proceeds we receive from this offering for other general corporate purposes and for potential acquisitions of, or investments in, products, product candidates, businesses and technologies that we believe will complement our current operations and our expansion strategies. See “Use of Proceeds” for additional information.

We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the ADSs.

New York Stock Exchange trading symbol	SCR

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of income and other consolidated financial data for the years ended December 31, 2004, 2005 and 2006, other than the earnings per ADS data, and the consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. You should read the summary consolidated financial data in conjunction with those financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	Year Ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	USD
	(in thousands, except share, per share and per ADS data)
Consolidated Statements of Income Data
Total revenues(1)	564,198	737,014	950,606	121,809
Gross profit	410,403	565,940	760,046	97,391
Research and development expenses	(19,907)	(16,288)	(34,289)	(4,394)
Sales, marketing and distribution expenses	(230,865)	(312,426)	(442,757)	(56,734)
General and administrative expenses	(77,593)	(87,139)	(98,249)	(12,589)
Income from operations	82,038	150,087	184,751	23,674
Net income(2)	46,245	102,745	172,258	22,072
Earnings per share — basic and diluted	0.67	1.49	1.86	0.24

Earnings per ADS — basic and diluted	1.34	2.98	3.72	0.48

Weighted average number of shares	69,000,000	69,000,000	92,695,890	92,695,890

(1)	Total revenues include product revenues and other revenues, which are comprised of value-added tax, or VAT, refunds on sales of our products.
(2)	In March 2006, certain of our operating subsidiaries became eligible for certain exemptions from income tax. In September 2006, we acquired 80.0% of the equity interest of Yantai Medgenn, which is also eligible for such tax exemption. The effect of the income tax exemptions on our earnings per share in 2006 was RMB0.42 ($0.05). Prior to 2006, there was no tax exemption in place. Without these exemptions, our basic and diluted earnings per share in 2006 would have been RMB1.44 ($0.19).

	Year Ended December 31,
	2004	2005	2006
	(in percentages)
Other Consolidated Financial Data
Gross margin	72.7	76.8	80.0
Operating margin	14.5	20.4	19.5
Net margin	8.2	13.9	18.2

	As of December 31,
	2005	2006	2006
	RMB	RMB	USD
	(in thousands)
Consolidated Balance Sheet Data
Cash	90,060	106,027	13,586
Accounts receivable, net of allowance for doubtful accounts	83,393	61,723	7,909
Inventories	40,293	39,483	5,059
Amounts due from related parties	85,575	434	55
Total current assets	391,461	411,429	52,720
Property, plant and equipment, less accumulated depreciation	125,365	267,054	34,220
Intangible assets, net	15,731	163,148	20,905
Goodwill	13,814	100,634	12,895
Total assets	621,227	1,034,547	132,565
Short-term bank loans and borrowings	171,000	333,000	42,670
Amounts due to related parties	78,153	1,352	173
Total current liabilities	421,185	568,173	72,805
Total shareholders’ equity	192,537	442,740	56,732

RISK FACTORS

An investment in our ADSs involves significant risks. You should carefully consider the risks described below and the other information in this prospectus, including our consolidated financial statements and related notes, before you decide to buy our ADSs. If any of the following risks actually occur, our business, prospects, financial condition and results of operations could be materially harmed, the trading price of our ADSs could decline and you could lose all or part of your investment.

Risks Related to Our Company

Our products and product candidates may not achieve or maintain widespread market acceptance.

Success of our products is highly dependent on the needs and preferences of healthcare practitioners and patients and market acceptance, and we may not achieve or maintain widespread market acceptance of our products or product candidates among healthcare practitioners and patients. We believe that market acceptance of our products will depend on many factors, including:

•	the perceived advantages of our products over competing products and the availability and success of competing products;

•	the effectiveness of our sales and marketing efforts;

•	the safety and efficacy of our products and the prevalence and severity of adverse side effects, if any;

•	our product pricing and cost effectiveness;

•	publicity concerning our products, product candidates or competing products;

•	whether or not patients routinely use our products, refill prescriptions and purchase additional products;

•	our ability to respond to changes in healthcare practitioner and patient preferences; and

•	the continued inclusion of our products in the Medical Insurance Catalogs.

If our products fail to achieve or maintain market acceptance, or if new products are introduced by others that are more favorably received than our products, are more cost effective or otherwise render our products obsolete, we may experience a decline in the demand for our products. If we are unable to market and sell our products successfully, our business, financial condition, results of operation and future growth would be adversely affected.

Our trademarks, patents and other non-patented intellectual property are valuable assets and if we are unable to protect them from infringement, our business prospects may be harmed.

As our own brand of generic products constitutes a large portion of our sales, we consider our trademarks to be valuable assets. Under PRC law, we have the exclusive right to use a trademark for products and services for which such trademark has been registered with the PRC Trademark Office of State Administration for Industry and Commerce. However, our efforts to defend our trademarks may be unsuccessful against competitors or other violating entities and we may not have adequate remedies for any breach. Our commercial success will also depend in part on our obtaining and maintaining patent and trade secret protection of our technologies, product candidates and products as well as successfully defending our patents against third-party challenges. We will only be able to protect our technologies, product candidates and products from unauthorized use by third parties to the extent that valid and enforceable patents or trade secrets cover them. In the event that our issued patents and our applications do not adequately describe, enable or otherwise provide coverage of our technologies, product candidates and products, we would not be able to exclude others from developing or commercializing these technologies, product candidates and products. Furthermore, the degree of future protection of our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage.

The patent positions of pharmaceutical companies can be highly uncertain and involve complex legal and factual questions. The patent situation outside of China may be more complex. Changes in either the patent laws or in interpretations of patent laws in China or other countries may diminish the value of our intellectual property. Accordingly, we cannot predict the scope of claims that may be allowed or enforced in our patents or in third-party patents. For example:

•	we might not have been the first to make the inventions covered by each of our pending patent applications and issued patents;

•	we might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative technologies or duplicate our technologies without infringing our intellectual property rights;

•	one or more of our pending patent applications may not result in issued patents;

•	our issued patents may not provide a basis for commercially viable products, may not provide us with any competitive advantages, or may be challenged and invalidated by third parties;

•	we may not develop additional proprietary technologies or product candidates that are patentable; and

•	the patents of others may prevent us from developing or commercializing our product candidates.

We also rely on trade secrets to protect our technology, especially where we believe patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect. While we use reasonable efforts to protect our trade secrets, our research partners’ employees, consultants, contractors or scientific and other advisors may unintentionally or willfully disclose our information to competitors. In addition, confidentiality agreements, if any, executed by the foregoing persons may not be enforceable or provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure. If we were to enforce a claim that a third party had illegally obtained and was using our trade secrets, our enforcement efforts would be expensive and time-consuming, and the outcome would be unpredictable. In addition, if our competitors independently develop information that is equivalent to our trade secrets, it will be more difficult for us to enforce our rights and our business could be harmed.

If we are not able to obtain and defend our patents or trade secrets, we will not be able to exclude competitors from developing or marketing competing products using the relevant technologies or processes, thereby adversely affecting our competitiveness.

The existence of a patent may not necessarily protect us from competition as our patent may be challenged, invalidated or held unenforceable. We may also be found to infringe the patents of others.

The existence of a patent may not necessarily protect us from competition, as any patent issued may be challenged, invalidated, or held unenforceable. Competitors may successfully challenge our patents, produce similar products that do not infringe our patents or produce products in countries that do not recognize our patents. The occurrence of any of these events could hurt our competitive position and decrease our revenues from product sales and/or licensing.

In addition, even if we own patents, this does not provide assurance that the manufacture, sale or use of our patented products does not infringe the patent rights of another. Because patent applications can take many years to approve and issue, there may be pending applications, known or unknown to us, that may later result in issued patents that our technologies, product candidates or products may infringe. Specifically, under PRC patent law, the term of patent protection starts from the date the patent was filed, instead of the date it was issued as is the case in many jurisdictions. Therefore our priority in any PRC patents may be defeated by third-party patents issued on a later date if the applications for such patents were filed prior to our own, and the technologies underlying such patents are the same or substantially similar to ours. In such case, a third party with an earlier application may force us to pay to license its patented technology, sue us for patent infringement and/or challenge the validity of our patents. If a third party sues us for infringement, the suit will divert substantial management time and resources, regardless of whether we are ultimately successful. Further, we may be liable for monetary damages and/or forced to redesign, if possible, our technology to avoid the infringement.

Litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly.

We may encounter future litigation by third parties based on claims that our products or activities infringe the intellectual property rights of others or that we have misappropriated the trade secrets of others. We may also initiate lawsuits to defend the ownership or inventorship of our inventions. It is difficult, if not impossible, to predict how such disputes would be resolved. The defense and prosecution of intellectual property rights are costly and divert technical and management personnel from their normal responsibilities. We may not prevail in any of such litigation or proceedings. An adverse determination of any litigation or proceedings against us, resulting in a finding of non-infringement by others or invalidity of our patents, may result in the sale by competitors of generic substitutes of our products. In addition, a determination that we have infringed on the intellectual property rights of another may require us to do one or more of the following:

•	pay monetary damages to settle the results of such adverse determination, which could adversely affect our business, financial condition and results of operations;

•	cease selling, incorporating or using any of our products that incorporate the challenged intellectual property, which would adversely affect our revenue or costs, or both;

•	obtain a license from the holder of the infringed intellectual property right, which might be costly or might not be available on reasonable terms, or at all; or

•	redesign our products to make them non-infringing, which would be costly and time-consuming and may require additional clinical trials, or may not be possible at all.

While we currently know of no actual or threatened claim of infringement that would be material to us, there can be no assurance that such a claim will not be asserted. If such a claim is asserted, there can be no assurance that the resolution of the claim would permit us to continue producing the product in question on commercially reasonable terms. In addition, there is a risk that some of our confidential information could be compromised by disclosure during intellectual property litigation. Furthermore, there could be public announcements throughout the course of intellectual property litigation or proceedings as to the results of hearings, motions or other interim proceedings or developments in the litigation. If securities analysts or investors perceive these results to be negative, there could be a substantial negative effect on the trading price of our ADSs.

Most of our products are branded generics that can be manufactured and sold by other pharmaceutical manufacturers in China once the relevant protection or monitoring periods, if any, elapse.

Most of our products are branded generic pharmaceuticals and are not protected by intellectual property rights. As a result, other pharmaceutical companies may sell equivalent products at a lower cost, and this might result in a commensurate loss in sales of our branded generic products. Certain of our generic products are subject to a protection or monitoring period. During such period, the SFDA will not accept applications for new medicine certificates for the same product by other pharmaceutical companies or approve the production or import of the same product by other pharmaceutical companies. Once such protection or monitoring periods expire, other manufacturers may obtain relevant production approvals and will be entitled to sell generic pharmaceutical products with similar formulae or production methods in China. The maximum monitoring period currently granted by the SFDA is five years. Prior to September 15, 2002, however, the SFDA would grant what is known as a “protection period” to a new medicine instead of a monitoring period. See “Regulation of Our Industry—Approval and Registration of Pharmaceutical Products.” The maximum protection period granted by the SFDA was eight years prior to April 1999, but was later increased to 12 years. As of March 31, 2007, two of the pharmaceutical products we currently manufacture and sell, Bicun and Zaichang, are under a protection or a monitoring period, and the respective protection or monitoring period is to expire on December 30, 2007 and March 13, 2013, respectively. If other pharmaceutical companies sell pharmaceutical products that are similar to our unprotected products or our protected products for which the relevant protection or monitoring period has expired, we may face additional competition and our business and profitability may be adversely affected.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Certain of our employees and consultants were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors, or at universities or other research institutions. Although no claims against us are currently pending, we may be subject to claims that these employees, consultants or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could delay or prevent us from commercializing one or more of our product candidates.

Our future research and development projects may not be successful.

The successful development of pharmaceutical products can be affected by many factors. Products that appear to be promising at their early phases of research and development may fail to be commercialized for various reasons, including the failure to obtain the necessary regulatory approvals. In addition, the research and development cycle for new products for which we may obtain an approval certificate is long. The process of conducting basic research and various stages of tests and trials of a new product before obtaining an approval certificate and commercializing the product may require ten years or longer. Many of our product candidates are in the early stages of pre-clinical studies or clinical trials and we must conduct significant additional clinical trials before we can seek the regulatory approvals necessary to begin commercial production and sales of these products. There is no assurance that our future research and development projects will be successful or completed within the anticipated time frame or budget or that we will receive the necessary approvals from relevant authorities for the production of these newly developed products, or that these newly developed products will achieve commercial success. Even if such products can be successfully commercialized, they may not achieve the level of market acceptance that we expect.

In addition, the pharmaceutical industry is characterized by rapid changes in technology, constant enhancement of industrial know-how and frequent emergence of new products. Future technological improvements and continual product developments in the pharmaceutical market may render our existing products obsolete or affect their viability and competitiveness. Therefore, our future success will largely depend on our research and development capability, including our ability to improve our existing products, diversify our product range and develop new and competitively priced products that can meet the requirements of the changing market. Should we fail to respond to these frequent technological advances by improving our existing products or developing new products in a timely manner or these products do not achieve a desirable level of market acceptance, our business and profitability will be materially and adversely affected.

We rely on research institutions and universities in China for the research and development of new products and any failure of our research partners to meet our timing and quality standards or our failure to continue such collaborative arrangement or enter into such new arrangements could adversely affect our ability to develop new pharmaceuticals and our overall business prospects.

Our business strategy includes collaborating with third parties for research and development of new products. We rely on long-term cooperative relationships with a number of research institutions and universities in China, including Tsinghua University and the Shanghai Institute of Materia Medica of the Chinese Academy of Sciences. These research institutions and universities have collaborated with us in a number of research projects and certain of our products that have obtained approval certificates were developed by us together with our research partners. At present, several research institutions and universities are working with us on various research and development projects. Any failure of our research partners to meet the required quality standards and timetables set in their research agreements with us, or our inability to enter into additional research agreements with these research partners on terms acceptable to us in the future, may have an adverse effect on our ability to develop new medicines and on our business prospects. In addition, the growth of our business and development of new products may require that we seek additional collaborative partners. We cannot assure you that we will be able to enter into agreements with collaborative partners on terms acceptable to us. Our inability to enter into such agreements or our failure to maintain such arrangements could limit the number of new products that we could develop and ultimately decrease our sources of future revenue.

We may not be able to obtain regulatory approval for any of the products resulting from our development efforts and failure to obtain these approvals could materially harm our business.

All new medicines must be approved by the SFDA before they can be marketed and sold in China. The SFDA requires successful completion of clinical trials and demonstrated manufacturing capability before it grants approval. Clinical trials are expensive and their results are uncertain. It often takes a number of years before a medicine can be ultimately approved by the SFDA. In addition, the SFDA and other regulatory authorities may apply new standards for safety, manufacturing, packaging, and distribution of future product candidates. Complying with such standards may be time-consuming and expensive and could result in delays in obtaining SFDA approval for our future product candidates, or possibly preclude us from obtaining SFDA approval altogether. Furthermore, our future products may not be effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude us from obtaining regulatory approval or prevent or limit commercial use. The SFDA and other regulatory authorities may not approve the products that we develop and even if we do obtain regulatory approvals, such regulatory approvals may be subject to limitations on the indicated uses for which we may market a product, which may limit the size of the market for such product.

Our marketing activities are critical to the success of our products, and if we fail to grow our marketing capabilities or maintain adequate spending on marketing activities, the market share of our products and our brand name and product reputation would be materially adversely affected.

Most of our products are branded generic pharmaceuticals and the success and lifespan of our products are dependent on our efforts in the marketing of our products. Our marketing professionals regularly visit hospitals, clinics and pharmacies to explain the therapeutic value of our pharmaceuticals and to keep healthcare professionals up to date as to any developments relating to our pharmaceuticals. We organize in-person product presentations, conferences and seminars for physicians and other healthcare professionals and participate in trade shows to generate market awareness of our existing and new prescription pharmaceuticals. We are also engaged in advertising and educational campaigns through various media channels to educate the public as to our pharmaceuticals. These various marketing activities are critical to the success of our products. However, we cannot assure you that our current and planned spending on marketing activities will be adequate to support our future growth. Any factors adversely affecting our ability to grow our marketing capabilities or our ability to maintain adequate spending on marketing activities will have an adverse affect on the market share of our products and the brand name and reputation of our products, which may result in decreased demand for our products and negatively affect our business and results of operations.

We may not be successful in competing with other manufacturers of pharmaceuticals in the tender processes for the purchase of medicines by state-owned and state-controlled hospitals.

A substantial portion of the products we sell to our distributor customers are then sold to hospitals owned and controlled by counties or higher level government authorities in China. These hospitals must implement collective tender processes for the purchase of medicines listed in the Medical Insurance Catalogs and medicines that are consumed in large volumes and commonly prescribed for clinical uses. During a collective tender process, the hospitals will establish a committee consisting of recognized pharmaceutical experts. The committee will assess the bids submitted by the pharmaceutical manufacturers, taking into consideration, among other things, the quality and price of the medicine and the service and reputation of the manufacturers. For the same type of pharmaceutical, the committee usually selects from among two to three different brands. Only pharmaceuticals that have won in the collective tender processes may be purchased by these hospitals. The collective tender process for pharmaceuticals with the same chemical composition must be conducted at least annually, and pharmaceuticals that have won in the collective tender processes previously must participate and win in the collective tender processes in the following period before new purchase orders can be issued. If we are unable to win purchase contracts through the collective tender processes in which we decide to participate, we will lose market share to our competitors, and our revenue and profitability will be adversely affected.

We may not be able to successfully identify and acquire new products or businesses.

In addition to our own research and development efforts, our growth strategy also relies on our acquisitions of new product candidates, products or businesses from third parties. Any future growth through acquisitions will be dependent upon the continued availability of suitable acquisition candidates at favorable prices and upon advantageous terms and conditions. Even if such opportunities are present, we may not be able to successfully identify such acquisition target. Moreover, other companies, many of which may have substantially greater financial, marketing and sales resources, are competing with us for the right to acquire such product candidates, products or businesses.

If an acquisition candidate is identified, the third parties with which we seek to cooperate may not select us as a potential partner or we may not be able to enter into arrangements on commercially reasonable terms or at all. Furthermore, the negotiation and completion of potential acquisitions could cause significant diversion of management’s time and resources and potential disruption of our ongoing business. We may also experience difficulties integrating acquired businesses into our existing business and operations. Future acquisitions may also expose us to potential risks, including risks associated with:

•	the integration of new operations, services and personnel;

•	unforeseen or hidden liabilities;

•	the diversion of resources from our existing businesses and technologies;

•	our inability to generate sufficient revenue to recover costs and expenses of the acquisitions; and

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potential loss of, or harm to, relationships with employees or customers, any of which could significantly disrupt our ability to manage our business and materially and adversely affect our business, financial condition and results of operations.

We depend on distributors for all of our revenues and failure to maintain relationships with our distributors or to otherwise expand our distribution network would materially and adversely affect our business.

We sell our products exclusively to pharmaceutical distributors in China and depend on distributors for all of our revenues. We have business relationships with approximately 900 regional distributors in China. In 2004, 2005 and 2006, no single distributor contributed, on an individual basis, 10.0% or more of our total revenues, and sales to our five largest distributors accounted in aggregate for approximately 9.5%, 10.9% and 12.7%, respectively, of our total revenues. In line with industry practices in China, we typically enter into written distribution agreements with our distributors for one-year terms that are generally renewed annually. As our existing distribution agreements expire, we may be unable to renew with our desired distributors on favorable terms or at all. In addition, some of our distributors may sell products that compete with our products. We compete for desired distributors with other pharmaceutical manufacturers, many of which may have higher visibility, greater name recognition and financial resources, and broader product selection than we do. Consequently, maintaining relationships with existing distributors and replacing distributors may be difficult and time-consuming. Any disruption of our distribution network, including our failure to renew our existing distribution agreements with our desired distributors, could negatively affect our ability to effectively sell our products and would materially and adversely affect our business, financial condition and results of operations.

We may not be able to effectively manage our employees, distribution network and third-party marketing firms, and our reputation, business, prospects and brand may be materially and adversely affected by actions taken by our distributors.

We have limited ability to manage the activities of our distributors and third-party marketing firms that we contract to promote our products and brand name, both of which are independent from us. Our distributors and third-party marketing firms could take one or more of the following actions, any of which could have a material adverse effect on our business, prospects and brand:

•	sell our products outside their designated territory, possibly in violation of the exclusive distribution rights of other distributors;

•	fail to adequately promote our products; or

•	violate the anti-corruption laws of China, the United States or other countries.

In addition, although our company policies prohibit our employees from making improper payments to hospitals or otherwise engaging in improper activities to influence the procurement decisions of hospitals, we may not be able to effectively manage our employees, as the compensation of our sales and marketing personnel is partially linked to their sales performance. As a result, we cannot assure you that our employees will not violate the anti-corruption laws of China, the United States and other countries. Such violations could have a material adverse effect on our reputation, business, prospects and brand.

Failure to adequately manage our employees, distribution network or third-party marketing firms, or their non-compliance with employment, distribution or marketing agreements could harm our corporate image among end users of our products and disrupt our sales, resulting in a failure to meet our sales goals. Furthermore, we could be liable for actions taken by our employees, distributors or third-party marketing firms, including any violations of applicable law in connection with the marketing or sale of our products, including China’s anti-corruption laws and the Foreign Corrupt Practices Act of the United States, or the FCPA. In particular, if our employees, distributors or third-party marketing firms make any payments that are forbidden under the FCPA, we could be subject to civil and criminal penalties imposed by the U.S. government.

Recently, the PRC government has increased its anti-corruption measures. In the pharmaceutical industry, corrupt practices include, among others, acceptance of kickbacks, bribes or other illegal gains or benefits by the hospitals and medical practitioners from pharmaceutical manufacturers and distributors in connection with the prescription of certain pharmaceuticals. Our employees, affiliates, distributors or third-party marketing firms may violate these laws or otherwise engage in illegal practices with respect to their sales or marketing of our products or other activities involving our products. If our employees, affiliates, distributors or third-party marketing firms violate these laws, we could be required to pay damages or fines, which could materially and adversely affect our financial condition and results of operations. In addition, PRC laws regarding what types of payments to promote or sell our products are impermissible are not always clear. As a result, we, our employees, affiliates, our distributors or third-party marketing firms could make certain payments in connection with the promotion or sale of our products or other activities involving our products which at the time are considered by us or them to be legal but are later deemed impermissible by the PRC government. Furthermore, our brand and reputation, our sales activities or the price of our ADSs could be adversely affected if we become the target of any negative publicity as a result of actions taken by our employees, affiliates, distributors or third-party marketing firms.

In addition, government-sponsored anti-corruption campaigns from time to time could have a chilling effect on our marketing efforts to new hospital customers. Our sales representatives may rely on hospital visits to better educate physicians as to our products and to promote our brand awareness. Recently, there were occurrences in which certain hospitals denied access to sales representatives from pharmaceutical companies because the hospitals wanted to avoid the perception of corruption. If this attitude becomes widespread among our potential customers, our ability to promote our products may be adversely affected.

There is no assurance that our existing products will continue to be included or new products developed by us will be included in the Medical Insurance Catalogs.

Eligible participants in the national basic medical insurance program in China, which consists of mostly urban residents, are entitled to reimbursement from the social medical insurance fund for up to the entire cost of medicines that are included in the Medical Insurance Catalogs. See “Regulation of Our Industry—Reimbursement Under the National Medical Insurance Program.” As of March 31, 2007, 21 of our 38 products were included in the national Medical Insurance Catalog and 11 were included in the provincial Medical Insurance Catalog of various provinces, municipalities and autonomous regions. In particular, four of our top five products, including amoxicillin, which we market and sell under the brand name Zailin; amoxicillin with clavulanate potassium, which we market and sell under the brand name Anqi; diclofenac sodium, which we market and sell under the brand name Yingtaiqing; and smectite powder, which we market and sell under the brand name Biqi, are currently included in the national Medical Insurance Catalog. In addition, edaravone injection, which we market and sell under the brand name Bicun, is currently included in the provincial Medical Insurance Catalogs of 22 out of 31 provinces, municipalities and autonomous regions. The inclusion of a medicine in the Medical Insurance Catalogs can substantially improve the sales of the medicine. The Ministry of Labor and Social Security in China, or the MLSS, together with other government authorities from time to time, selects medicines to be included in the Medical Insurance Catalogs based on factors including treatment requirements, frequency of use, effectiveness and price. The MLSS also occasionally removes medicines from such catalogs. There can be no assurance that our existing products will continue to be included in the Medical Insurance Catalogs. The removal or exclusion of our products from the Medical Insurance Catalogs may adversely affect our sales. In addition, there is significant uncertainty related to the coverage and reimbursement of newly approved pharmaceutical products. The commercial success of our potential products is substantially dependent on whether reimbursement is available for the ordering of our potential products by hospitals for use by their patients. Our failure to obtain inclusion of our potential products to the Medical Insurance Catalogs may adversely affect the future sales of those products.

We have limited insurance coverage and may incur losses resulting from product liability claims or business interruptions.

The nature of our business exposes us to the risk of product liability claims that is inherent in the research and development, manufacturing and marketing of pharmaceutical products. Using product candidates in clinical trials also exposes us to product liability claims. These risks are greater for our products that receive regulatory approval for commercial sale. Even if a product were approved for commercial use by an appropriate governmental agency, there can be no assurance that users will not claim effects other than those intended resulted from the use of our products. While to date no material claim for personal injury resulting from allegedly defective products has been brought against us, a substantial claim or a substantial number of claims, if successful, could have a material adverse impact on our business, financial condition and results of operations. Such lawsuits may divert the attention of our management from our business strategies and may be costly to defend. In addition, product liability insurance for pharmaceutical products are not available in China. In the event of allegations that any of our products are harmful, we may experience reduced consumer demand for our products or our products may be recalled from the market. We may also be forced to defend lawsuits and, if unsuccessful, to pay a substantial amount in damages. In addition, business interruption insurance available in China offers limited coverage compared to that offered in many other countries. We do not have any business interruption insurance. Any business disruption or natural disaster could result in substantial costs and diversion of resources.

Our revenue depends and will likely continue to depend on a limited number of product lines.

We derive a substantial portion of our revenue from the sales of our top five products, Bicun, Zailin, Anqi, Yingtaiqing and Biqi. Sales of these products accounted in aggregate for 82.6% of our product revenues in 2006. We expect sales of these limited product lines, as well as sales of our innovative pharmaceutical Endu, to comprise a substantial portion of our revenues in the future. Accordingly, any factors adversely affecting the sales of any of these products will have a material adverse effect on our business, financial condition and results of operations.

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

We commenced operations in March 1995 and operated our business mainly as a distributor of pharmaceutical products. Since then, we have gradually built up our research, development and manufacturing capabilities and have become an integrated pharmaceutical company that develops, manufactures and sells pharmaceutical products. Therefore we have a limited operating history under our current business model upon which you can evaluate the viability and sustainability of our business. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by other China-based early stage companies. Some of these risks and uncertainties relate to our ability to:

•	retain and acquire customers;

•	diversify our revenue sources by successfully developing and selling new products;

•	effectively manage our business as it expands;

•	respond to changes in our regulatory environment;

•	manage risks associated with intellectual property rights;

•	maintain effective control of our costs and expenses;

•	raise sufficient capital to sustain and expand our business; and

•	attract, retain and motivate qualified personnel.

If we are unsuccessful in addressing any of these risks and uncertainties, our business, financial condition, results of operations and future growth would be adversely affected.

We may not be able to manage our expansion of operations effectively.

We commenced business operations in March 1995, changed our business model in 2001, and have grown rapidly. We anticipate significant continued expansion of our business to address growth in demand for our products, as well as to capture new market opportunities. To manage the potential growth of our operations, we will be required to improve our operational and financial systems, procedures and controls, increase manufacturing capacity and output, and expand, train and manage our growing employee base. Furthermore, we need to maintain and expand our relationships with our customers, suppliers and other third parties. We cannot assure you that our current and planned operations, personnel, systems, internal procedures and controls will be adequate to support our future growth. In addition, the success of our growth strategy depends on a number of internal and external factors, such as the expected growth of the pharmaceutical market in China and the competition from other pharmaceutical companies. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies or respond to competitive pressures.

We have no control over the development and sale of Endu outside of the PRC. Our brand and reputation may be adversely affected if the development and sale of Endu outside of the PRC violate the intellectual property rights of any third parties.

Hong Kong Medgenn, an affiliate company in which we owned indirectly an effective 32.0% equity interest as of March 31, 2007, has the ability to engage in the development and sale of Endu in any jurisdiction outside of the PRC, including the United States, until February 10, 2015. Approximately 6.3% and approximately 1.7% of Hong Kong Medgenn was owned by Dr. Yongzhang Luo and Dr. Bin Zhou, two of the scientists who have developed Endu, through their respective minority interest ownership in

Yantai Medgenn. The other 60.0% of Hong Kong Medgenn was owned by Bestspeed Investments Limited, or Bestspeed, a British Virgin Islands company. Hong Kong Medgenn is controlled by its board of directors, which has five members, including Dr. Yongzhang Luo, Mr. Willi Chu and Mr. Linghai Zhu, all of whom were appointed by Bestspeed, and Mr. Jinsheng Ren and Mr. Xiaojin Yin, both of whom were appointed by Yantai Medgenn and are also our executive officers. Bestspeed was a shareholder of Hong Kong Medgenn prior to our acquisition of an 80.0% equity interest in Yantai Medgenn and we are unable to ascertain the identities of the natural persons who control Bestspeed. Although it has no paid-in capital and has not commenced any operations to date, and it has not yet obtained any regulatory approval outside of the PRC to sell Endu, Hong Kong Medgenn holds the rights to apply for patents and may grant its rights with respect to Endu in these jurisdictions to independent third parties. A cooperation agreement entered into on February 10, 2005 between Bestspeed and Yantai Medgenn provides Bestspeed with daily operating control over Hong Kong Medgenn’s business, including the development and sale of Endu in any jurisdiction outside of the PRC until February 10, 2015. If Hong Kong Medgenn violates the intellectual property rights of any third parties or otherwise suffers economic or other losses, our brand, reputation, business and results of operations could be adversely affected. In addition, the agreements with Hong Kong Medgenn will prohibit us from engaging in the development and sale of Endu outside of the PRC prior to February 10, 2015, which might hinder our ability to grow our business outside of the PRC.

Our business depends substantially on the continuing efforts of our executive officers, research personnel and other key personnel, and our business may be severely disrupted if we lose their services.

We depend on key members of our management team, research personnel and other key personnel. In particular, we depend on the services of Mr. Jinsheng Ren, our founder, the chairman of our board of directors and our chief executive officer, Mr. Xiaojin Yin, our vice president of research and development, and Mr. Yat Ming Chu, our vice president of sales and marketing. The loss of key employees could delay the advancement of our research and development activities. The implementation of our business strategy and our future success will depend in large part on our continued ability to attract and retain highly qualified scientific, technical and management personnel. We face competition for personnel from other pharmaceutical companies, universities, public and private research institutions and other organizations. The process of hiring suitably qualified personnel is often lengthy. If our recruitment and retention efforts are unsuccessful in the future, it may be more difficult for us to execute our business strategy.

We do not maintain key employee insurance. If one or more of our executive officers, research personnel and other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Therefore, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers. In addition, if any of our executive officers or key research personnel joins a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers, key research personnel and marketing managers has entered into a confidentiality and non-competition agreement with us. However, if any disputes arise between our executive officers, key research personnel and marketing managers and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, the extent to which any of these agreements could be enforced in China, where some of our executive officers reside and hold some of their assets. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

Delays in production due to regulatory restrictions or other factors could have a material adverse impact on our business.

We manufacture substantially all of our products in our own manufacturing facilities. The manufacture of pharmaceutical products requires precise and reliable controls and regulatory authorities in China have imposed significant compliance obligations to regulate the manufacturing of pharmaceutical products. As a result, we may face delays in production due to regulatory restrictions or other factors. In addition, three of our generic pharmaceuticals, the Yingtaiqing-branded diclofenac sodium capsules, the Faneng-branded alfacalcidol soft capsules and the Yineng-branded generic lentinan injection, are all manufactured by independent third party manufacturers. Our contract manufacturers may not be able to manufacture our products without interruption, may not comply with their obligations under our various supply arrangements, and we may not have adequate remedies for any breach. Failure by our own manufacturing facility or any third party product supplier to comply with regulatory requirements could adversely affect our ability to provide products. All facilities and manufacturing techniques used for the manufacture of pharmaceutical products must be operated in conformity with Good Manufacturing Practices, or GMPs. In complying with GMP requirements, we and our product suppliers must continually spend time, money and effort in production, record-keeping and quality assurance and control to ensure that the product meets applicable specifications and other requirements for product safety, efficacy and quality. Manufacturing facilities are subject to periodic unannounced inspections by the SFDA and other regulatory authorities. In addition, adverse experiences with the use of products must be reported to the SFDA and could result in the imposition of market restrictions through labeling changes or in product removal.

Suppliers of certain active and inactive pharmaceutical ingredients and certain packaging materials used in our products are required to obtain SFDA approval before they may supply us with such materials. The development and regulatory approval of our products are dependent upon our ability to procure these ingredients, packaging materials and finished products from SFDA-approved sources. SFDA approval of a new supplier would be required if, for example, an existing supplier breached its obligations to us, active ingredients, packaging materials or finished products were no longer available from the initially approved supplier or if a supplier had its approval from the SFDA withdrawn. The qualification of a new product supplier could potentially delay the manufacture of the product involved. Furthermore, we may not be able to obtain active ingredients, packaging materials or finished products from a new supplier on terms that are at least as favorable to us as those agreed with the initially approved supplier or at reasonable prices.

A delay in supplying, or failure to supply, products by any product supplier could result in our inability to meet the demand for our products and adversely affect our revenues, financial condition, results of operations and cash flows.

Our operating results may fluctuate considerably on a quarterly basis. These fluctuations could have an adverse effect on the price of our shares and ADSs.

Our results of operations may fluctuate significantly on a quarterly basis as a result of a number of factors, many of which are beyond our control. Although many companies may encounter this problem, it is particularly relevant to us because of our relatively small size, our limited operating history, our reliance on limited number of products and the dynamics of the Chinese pharmaceutical industry in which we operate. Factors that could cause our results of operations to fluctuate include, among others:

•	the seasonal fluctuations in demand for our products, especially our antibiotics, such as Zailin and Anqi;

•	timing of research and development expenses;

•	regulatory events;

•	new product introductions by us or our competitors;

•	variations in the demand for products we may introduce;

•	litigation involving patents, licenses or other intellectual property; and

•	product liability lawsuits.

Any of the foregoing factors could cause us to fail to meet the expectations of securities analysts or investors, which could cause the trading price of our shares and ADSs to decline.

Our future liquidity needs are uncertain and we may need to raise additional funds in the future.

As of December 31, 2006, we had RMB333.0 million ($42.7 million) in outstanding short-term bank loans and borrowings and RMB106.0 million ($13.6 million) in cash, and our working capital deficit amounted to RMB156.7 million ($20.1 million). Based on our current operating plans, we expect our existing resources, together with our net proceeds from this offering, to be sufficient to fund our planned operations, including strengthening our research and development capabilities, acquiring product candidates, products or businesses, expanding our production capacity and expanding our sales and marketing efforts, for at least the next 24 months. We may, however, need to raise additional funds before that time if our expenditures exceed our current expectations. This could occur for a number of reasons, including:

•	we determine to devote significant amount of financial resources to the research and development of projects that we believe to have significant commercialization potential;

•	we determine to acquire or license rights to additional product candidates or new technologies;

•

some or all of our product candidates fail in clinical trials or pre-clinical studies or prove to be not as commercially promising as we expect and we are forced to develop or acquire additional product candidates;

•	our product candidates require more extensive clinical or pre-clinical testing or clinical trials of these product candidates take longer to complete than we currently expect; or

•	we determine or are required to conduct more high-throughput screening than expected against current or additional disease targets to develop additional product candidates.

Our ability to raise additional funds in the future is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for capital-raising activities by pharmaceutical companies; and

•	economic, political and other conditions in China and elsewhere.

We cannot assure you that our revenues will be sufficient to meet our operational needs and capital requirements. If we need to obtain external financing, we cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Our future liquidity needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could result in additional dilution to our shareholders. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations.

A significant amount of intangible assets and goodwill are recorded on our balance sheet. Future impairment of our intangible assets or goodwill could have a material adverse impact on our financial condition and results of operations.

As of December 31, 2006, our net intangible assets amounted to RMB163.1 million ($20.9 million), representing 15.8% of our total assets, and goodwill amounted to RMB100.6 million ($12.9 million), representing 9.7% of our total assets. Our intangible assets primarily consisted of developed technology that we acquired in connection with our acquisition of an 80.0% equity interest in Yantai Medgenn in September 2006. Specifically, developed technology represents the right to use, manufacture, market and sell Endu as well as the Endu-related invention patents in the PRC and the United States. Our developed technology amounted to RMB144.4 million ($18.5 million), representing 14.0% of our total assets as of December 31, 2006. We estimated the fair value of the developed technology of Endu using the present value of Endu’s projected cash flows based on assumptions with respect to the growth rate of our revenues from sales of Endu, the earnings before interest and tax margin derived from sales of Endu, the discount rate selected to measure the risks inherent in future cash flows from Endu, and our assessment of Endu’s life cycle. We also took into consideration the competitive trends that may affect Endu’s sales, including consideration of any technical, legal, regulatory, and economic barriers to entry. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Long-Lived Assets and Goodwill.” We determined the useful life of the developed technology of Endu by considering the remaining protection period of Endu’s patent in China and the expected competitive trend in the PRC market. Goodwill was generated primarily from our acquisition of Yantai Medgenn as the cost of the acquisition exceeded the fair value of the net tangible and identifiable intangible assets acquired. While no impairment write-downs or change in useful life have been necessary to date, future events such as market acceptance of Endu, introduction of superior pharmaceuticals by our competitors, regulatory actions, safety concerns as to our pharmaceuticals, and challenges to and infringement of our intellectual property rights, could have a material impact on our key assumptions in determining the fair value of the developed technology of Endu. This in turn could result in write-downs of our intangible assets or goodwill, or a change in the useful lives of our intangible assets. Future write-downs of our intangible assets or goodwill, or change in useful lives of our intangible assets, could decrease our net income, which would have a material adverse impact on our financial condition and results of operations.

Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of the date of this prospectus, we had two shareholders, New Good Management Limited and Assure Ahead Investments Limited. New Good Management Limited is a company beneficially owned by 15 individuals, including certain of our senior management, and controlled by Mr. Jinsheng Ren, our founder, chief executive officer and chairman of our board of directors. Assure Ahead Investments Limited is an investment vehicle owned and controlled by a group of financial investors. As of the date of this prospectus, New Good Management Limited owned 69.0% of our outstanding share capital and will own approximately 51.8% of our outstanding share capital upon completion of this offering, and our other shareholder, Assure Ahead Investments Limited, owned 31.0% of our outstanding share capital and will own approximately 23.2% of our outstanding share capital upon completion of this offering. As such, they have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

Our production activities involve the controlled use of potentially harmful biological materials as well as hazardous materials and chemicals.

Our production activities involve the controlled use of potentially harmful biological materials as well as hazardous materials and chemicals. We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for damages that result, which could exceed our resources. We are subject to national, provincial and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. We believe we are currently in compliance with these laws and regulations. However, any failure by us to control the use, storage, handling and disposal of these hazardous materials and chemicals could subject us to potentially significant monetary damages and fines or suspensions of our business operations. In addition, we do not currently carry any insurance for potential liabilities relating to the release of hazardous materials as such insurance is not currently available in China.

If we grant additional employee share options, restricted shares or other share-based compensation in the future, our net income could be adversely affected.

We adopted a share incentive plan on November 13, 2006. We issued 10.0 million and 1,045,000 share options under our share incentive plan on November 15, 2006 and March 22, 2007, respectively. We are required to account for share-based compensation in accordance with Financial Accounting Standards Board Statement No. 123(R), Share-Based Payment, which requires a company to recognize, as an expense, the fair value of share options and other share-based compensation to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. If we grant additional options, restricted shares and other equity incentives in the future, we could incur significant compensation charges and our net income could be adversely affected.

We may be unable to establish and maintain an effective system of internal control over financial reporting, and as a result we may be unable to accurately report our financial results or prevent fraud.

Upon completion of this offering, we will become a public company in the United States that is, or will be subject to, the U.S. Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2008. In addition, our independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting. Our management may conclude that our internal controls are not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree and may decline to attest to our management’s assessment or may issue an adverse opinion. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could adversely affect the trading price of our ADSs.

Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may identify control deficiencies as a result of the assessment process we will undertake in compliance with Section 404 including but not limited to internal audit resources and formalized and documented closing and reporting processes. We plan to remediate control deficiencies identified in time to meet the deadline imposed by the requirements of Section 404 but we may be unable to do so. Our failure to establish and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial reporting processes, which in turn could harm our business and negatively impact the trading price of our ADSs.

Counterfeit pharmaceuticals in China could negatively impact our revenues, brand reputation, business and results of operations.

Our products are also subject to competition from counterfeit pharmaceuticals, which are pharmaceuticals manufactured without proper licenses or approvals and are fraudulently mislabeled with respect to their content and/or manufacturer. Counterfeiters may illegally manufacture and market pharmaceuticals under our brand name or that of our competitors. Counterfeit pharmaceuticals are generally sold at lower prices than the authentic products due to their low production costs, and in some cases are very similar in appearance to the authentic products. Counterfeit pharmaceuticals may or may not have the same chemical content as their authentic counterparts. If counterfeit pharmaceuticals illegally sold under our brand name results in adverse side effects to consumers, we may be associated with any negative publicity resulting from such incidents. In addition, consumers may buy counterfeit pharmaceuticals that are in direct competition with our pharmaceuticals, which could have an adverse impact on our revenues, business and results of operations. Although the PRC government has recently been increasingly active in policing counterfeit pharmaceuticals, there is not yet an effective counterfeit pharmaceutical regulation control and enforcement system in China. The proliferation of counterfeit pharmaceuticals has grown in recent years and may continue to grow in the future. Any such increase in the sales and production of counterfeit pharmaceuticals in China, or the technological capabilities of the counterfeiters, could negatively impact our revenues, brand reputation, business and results of operations.

Inappropriate use of our trade names by other entities could negatively affect our business.

Our trade name Simcere is also used by companies which are partially owned and controlled by certain shareholders of New Good Management Limited. If any such entity or any company that is unrelated to us uses the trade name Simcere in ways that negatively affect such trade names, our reputation could suffer harm, which in turn could have a material adverse effect on our financial condition and results of operations.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. holders.

We do not expect to be considered a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ending December 31, 2007. However, we must make a separate determination each year as to whether we are a PFIC and we cannot assure you that we will not be a PFIC for our taxable year ending December 31, 2007 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50.0% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our ADSs and ordinary shares, which is likely to fluctuate after this offering. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are treated as a PFIC for any taxable year during which U.S. holders hold ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to U.S. holders. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

If a poll is not demanded at our shareholder meetings, voting will be by show of hands and shares will not be proportionately represented. Shareholder resolutions may be passed without the presence of the majority of our shareholders in person or by proxy.

Voting at any of our shareholder meetings is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of the meeting or by any shareholder present in person or by proxy. If a poll is demanded, each shareholder present in person or by proxy will have one vote for each ordinary share registered in his name. If a poll is not demanded, voting will be by show of hands and each shareholder present in person or by proxy will have one vote regardless of the number of shares registered in his name. In the absence of a poll, shares will therefore not be proportionately represented. In addition, the quorum required for our shareholder meetings consists of shareholders who hold at least one-third of our ordinary shares being present at a meeting in person or by proxy. Therefore, subject to the requisite majorities, shareholder resolutions may be passed at our shareholder meetings without the presence of the majority of our shareholders in person or by proxy.

Risks Related to Our Industry

We face intense competition that may prevent us from maintaining or increasing market share for our existing products and gaining market acceptance for our future products. Our competitors may develop or commercialize products before us or more successfully than us.

The pharmaceutical market in China is intensely competitive, rapidly evolving and highly fragmented. Our competitors may develop products that are superior to ours or may be more effective in marketing products that are competitive with ours. We face competition from other pharmaceutical companies, including multinational companies as well as manufacturers of traditional Chinese medicines with similar curative effects that can be used as substitutes for certain of our products. Our major products include Bicun, Zailin, Anqi, Yingtaiqing, Biqi and Endu. Bicun, which held the leading market share of more than 90.0% in terms of total edaravane injections sold in China in 2005, competes with another edaravone product Yidasheng, which is manufactured by Jilin Boda Pharmaceutical Co., Ltd. in China; Zailin, which had a 2005 market share of 55.5% and 31.3% of all amoxicillin granules sold in hospitals and retail outlets in China, respectively, competes with other generic amoxicillin antibiotics manufactured by over 100 manufacturers in China, and our most significant competitor is Zhuhai United Laboratories Pharmaceutical Co., Ltd., which had a market share of 20.3% and 17.8% of all amoxicillin granules sold in hospitals and retail outlets in China in 2005, respectively, based on information provided by the Southern Pharmaceutical Economic Research Institute; Anqi, which in 2005 accounted for approximately 18.6% of all amoxicillin with clavulanate potassium sold in hospitals in China, and had a market share of 43.3% of all amoxicillin with clavulanate potassium sold in retail outlets in China, competes with other generic amoxicillin with clavulanate potassium antibiotics manufactured by over 60 other manufacturers in China, and our most significant competitors are North China Pharmaceutical Group Corporation, which had a market share of 19.3% of all amoxicillin with clavulanate potassium sold in hospitals in China in 2005, and Shenyang Shide Pharmaceutical Co., Ltd., which had a market share of 37.7% of all amoxicillin with clavulanate potassium sold in retail outlets in China in 2005, based on information provided by the Southern Pharmaceutical Economic Research Institute; Yingtaiqing sustained release capsules, which held a market share of 28.7% and 15.6% in terms of total orally administered diclofenac sodium pharmaceuticals sold in retail pharmacies and hospitals, respectively, in China in 2005, competes with other generic diclofenac sodium manufactured by at least 13 multinational or China-based pharmaceutical companies, and our most significant competitor is Beijing Novartis Pharma Ltd., which had a market share of 26.3% and 36.3% of all diclofenac sodium pharmaceuticals sold in hospitals and retail outlets in China in 2005, respectively, according to research conducted by IMS Health; and Biqi, which constituted 11.2% of all smectite powder sold in hospitals in China in 2005, competes with smectite powder manufactured by two other manufacturers in China and other types of diarrhea medicines available in the China market. Our competitors Beaufour-Ipsen (Tianjin) Pharmaceutical Co., Ltd. and Zhejiang Hailisheng Group Co., Ltd. had a market share of 73.2% and 15.6%, respectively, of all smectite powder sold in hospitals in China, according to research conducted by IMS Health. Endu, our innovative anti-cancer pharmaceutical and the first recombinant human endostatin injection approved for sale in China, currently does not have any directly competitive product with the same chemical composition. However, Endu indirectly competes with other types of cancer treatments currently available in China. See “Business—Competition.”

Many of our existing and potential competitors may have greater financial, technical, manufacturing and other resources than we do. For example, certain of our competitors, such as North China Pharmaceutical Group, that are listed on the stock exchanges in China have better access to capital than we do. In addition, competitors such as Beijing Novartis Pharma Ltd. and Beaufour-Ipsen (Tianjin) Pharmaceutical Co., Ltd., which were established by multinational pharmaceutical companies, have more extensive research and development and technical capabilities than we do. Furthermore, China’s industry reforms aimed to meet the WTO requirements may foster increased competition from multinational pharmaceutical companies. Such competitors may also have greater brand name recognition, more established distribution networks, larger customer bases or more extensive knowledge of our target markets. Our competitors’ greater size in some cases provides them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. In addition, certain of our competitors may adopt low-margin sales strategies and compete against us based on lower prices. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors may materially and adversely affect our financial condition and results of operations.

In addition, to increase sales, certain manufacturers or distributors of pharmaceuticals may engage in questionable practices in order to influence procurement decisions of our customers. As a result, as competition intensifies in the pharmaceutical industry in China, we may lose sales, customers or contracts to competitors that engage in these practices.

The retail prices of certain of our products are subject to control, including periodic downward adjustment, by PRC government authorities.

Certain of our pharmaceutical products, primarily those included in the national and provincial Medical Insurance Catalogs, are subject to price controls in the form of fixed retail prices or retail price ceilings. See “Regulation of Our Industry—Price Controls.” In addition, the maximum retail prices of products that are included in the Medical Insurance Catalogs are also subject to periodic downward adjustments as the PRC government authorities aim to make pharmaceuticals more affordable to the general public. However, PRC government authorities impose no control over the prices at which pharmaceutical manufacturers sell their products to their distributors. Since May 1998, the relevant PRC government authorities have ordered price reductions of various pharmaceuticals 22 times. The latest price reductions occurred in January 2007 and March 2007 and affected 354 and 278 different pharmaceuticals, respectively. The retail price ceilings of our major products Anqi and Zailin, both of which are included in the national Medical Insurance Catalog, were adjusted downward in June 2004, and the retail price ceilings of our Faneng branded alfacalcidol soft capsules and Simcere Kechuanning branded herbal cough medicine were adjusted downward in January and March 2007, respectively. As of March 31, 2007, we have not adjusted our selling prices of Faneng and Simcere Kechuanning downward because their actual retail prices before the price reductions were close to their retail price ceilings after the price reductions. We do not plan to make adjustments to our prices of Faneng and Simcere Kechuanning in the near future. However, in the long term, the prices at which pharmaceutical manufacturers in China sell their products to distributors, including the prices of our products, will be affected by the relevant fixed retail prices or retail price ceilings. Government price controls, especially downward price adjustments, may have a material adverse effect on our revenues and profitability.

Pharmaceutical companies in China require a number of permits and licenses in order to carry on their business.

All pharmaceutical manufacturing and distribution companies in China are required to obtain certain permits and licenses from various PRC governmental authorities, including, in the case of manufacturing companies, a pharmaceutical manufacturing permit and, in the case of distribution companies, a pharmaceutical distribution permit. See “Regulation of Our Industry.”

We have obtained permits and licenses and GMP certifications required for the manufacture of our pharmaceutical products. In addition, we have obtained permits, licenses and Good Supply Practice, or GSP, certifications for the distribution of our products. Each of these permits and licenses held by us is valid for five years and subject to periodic renewal and/or reassessment by the relevant PRC government authorities and the standards of compliance required in relation thereto may from time to time be subject to changes. For example, the current pharmaceutical manufacturing permit for each of Hainan Simcere, Nanjing Simcere and Yantai Medgenn will expire on December 31, 2010. The ten GMP certificates for our three manufacturing facilities will expire between August 2007 and August 2011, and the two GSP certificates held by two of our distribution subsidiaries will expire in June 2008 and December 2009, respectively. See “Regulation of Our Industry.” We intend to apply for the renewal of such permits and licenses when required by applicable laws and regulations. Any failure by us to obtain such renewals may have a material adverse effect on the operation of our business, and prevent us from continuing to carry on our business. Furthermore, any changes in compliance standards, or any new laws or regulations may prohibit or render it more restrictive for us to conduct our business or may increase our compliance costs, which may adversely affect our operations or profitability.

Risks Related to Doing Business in China

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

The PRC legal system is a civil law system based on written statutes. Unlike in the common law system, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. We conduct all of our business through our subsidiaries established in China. These subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, customers and suppliers. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the Chinese pharmaceutical industry, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

All of our business operations are conducted in China and all of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the degree of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange;

•	access to financing; and

•	the allocation of resources.

While the Chinese economy has grown significantly in the past 25 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government implemented a number of measures, such as raising bank reserves against deposit rates to place additional limitations on the ability of commercial banks to make loans and raise interest rates, in order to decrease the growth rate of specific segments of China’s economy which it believed to be overheating. These actions, as well as future actions and policies of the PRC government, could materially affect our liquidity and access to capital and our ability to operate our business.

We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We conduct all of our business through our subsidiaries established in China. We rely on dividends paid by these subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries including wholly foreign-owned enterprises, or WFOEs, and domestic companies is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reach 50.0% of its respective registered capital. As of December 31, 2006, our restricted reserves amounted to RMB49.9 million ($6.4 million), and our accumulated profits that were unrestricted and were available for distribution amounted to RMB119.0 million ($15.2 million). Our restricted reserves are not distributable as cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries and affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds of this offering in the manner described in “Use of Proceeds,” as an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations and approvals. For example, loans by us to our wholly owned subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange in China, or the SAFE, or its local counterpart.

We may also decide to finance our wholly owned subsidiaries by means of capital contributions. These capital contributions must be approved by the Ministry of Commerce in China or its local counterpart. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our subsidiaries or any of their respective subsidiaries. If we fail to receive such registrations or approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

The approval of the PRC Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a recently adopted PRC regulation; any requirement to obtain prior CSRC approval could delay this offering and a failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs, and may also create uncertainties for this offering.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated a regulation that purport to require an offshore special purpose vehicle, or SPV, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. The application of this new PRC regulation is unclear. On September 21, 2006, the CSRC issued a clarification that sets forth the criteria and process for obtaining any required approval from the CSRC.

Our PRC counsel, Jingtian & Gongcheng, has advised us that:

•	the CSRC approval requirement applies to SPVs that acquired equity interests in PRC companies through share exchanges and using cash;

•

based on their understanding of the current PRC laws, rules and regulations and the new regulation, unless there are new PRC laws, rules and regulations or clear requirements from the CSRC in any form that require the prior approval of the CSRC for the listing and trading of any SPV’s securities on an overseas stock exchange, the new regulation does not require that we obtain prior CSRC approval for the listing and trading of our ADSs on the New York Stock Exchange, because we completed our reorganization under which the equity interests in our operating subsidiaries were transferred to SGG, an SPV, in March 2006, prior to September 8, 2006, the effective date of the new regulation; and

•

subject to the timing and contents of any new laws, rules and regulations or clear requirements from the CSRC in any form relating to the new regulation, the legal advice of Jingtian & Gongcheng summarized above may need to be changed.

However, if the CSRC subsequently determines its prior approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations, limit our operating privileges, delay or restrict the repatriation of the proceeds from this offering into China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur.

We cannot predict when the CSRC may promulgate additional rules or other guidance, if at all. If implementing rules or guidance is issued prior to the completion of this offering and consequently we conclude we are required to obtain CSRC approval, this offering will be delayed until we obtain CSRC approval, which may take several months or longer. Furthermore, any delay in the issuance of such implementing rules or guidance may create additional uncertainties with respect to this offering. Moreover, implementing rules or guidance, to the extent issued, may fail to resolve current ambiguities under this new PRC regulation. Uncertainties and/or negative publicity regarding this new PRC regulation could have a material adverse effect on the trading price of our ADSs.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

SAFE issued a public notice in October 2005, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” PRC residents that are shareholders of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. Our current beneficial owners who are PRC residents have registered with the local SAFE branch as required under the SAFE notice. The failure of these beneficial owners to timely amend their SAFE registrations pursuant to the SAFE notice or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to our company or otherwise adversely affect our business.

The discontinuation of any preferential tax treatment currently available to us and the increase in the enterprise income tax in the PRC could in each case result in a decrease of our net income and materially and adversely affect our results of operations.

The basic enterprise income tax rate for foreign-invested enterprises in the PRC is currently 33.0% (30.0% state tax and 3.0% local tax). The PRC government has provided various incentives to foreign-invested enterprises and domestic companies operating in a national level economic and technological development zone, including reduced tax rates and other measures. Each of our subsidiaries Hainan Simcere, Qitian Simcere and Yantai Medgenn is registered and operating in a national level economic and technological development zone, and each is entitled to a preferential enterprise income tax rate of 15.0%. In addition, each of Hainan Simcere and Nanjing Simcere was converted from a domestic company to a foreign-invested enterprise in March 2006 and Yantai Medgenn was converted to a foreign-invested enterprise in March 2001. As a foreign-invested enterprise, each of these companies is entitled to a two-year exemption from enterprise income tax for the first two profitable years of operation, and thereafter entitled to a 50.0% relief from enterprise income tax for the succeeding three years. As a result of these preferential tax treatments and other local tax incentives, our effective income tax rates were 31.8%, 23.9% and 3.9% in 2004, 2005 and 2006, respectively. However, we cannot assure you that the current preferential tax treatments and the current level of the enterprise income tax enjoyed by our PRC operating subsidiaries will continue, and any legislative changes to the tax regime could discontinue any preferential tax treatment and increase the enterprise income tax rate applicable to our principal subsidiaries in the PRC.

Specifically, the PRC Enterprise Income Tax Law, or the EIT Law, was enacted in March 16, 2007. Under the EIT Law, effective January 1, 2008, China will adopt a uniform tax rate of 25.0% for all enterprises (including foreign-invested enterprises) and revoke the current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, a preferential tax rate of 15.0% for high and new technology enterprises and current preferential tax treatments for foreign-

invested enterprises would be grandfathered for a period of five years following the effective date of the EIT Law. The EIT Law applies to all of our subsidiaries, including Hainan Simcere, Nanjing Simcere and Yantai Medgenn, three of our subsidiaries that are currently both high and new technology enterprises and foreign-invested enterprises. Any future increase in the enterprise income tax rate applicable to our PRC operating subsidiaries or other adverse tax treatments, such as the discontinuation of preferential tax treatments, would have a material adverse effect on our results of operations and financial condition.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 7.0% appreciation of Renminbi against U.S. dollar between July 21, 2005 and March 31, 2007.

There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As we rely on dividends paid to us by our operating subsidiaries, any significant revaluation of the Renminbi may have a material adverse effect on the value of, and any dividends payable on, our ADSs in foreign currency terms. For example, to the extent that we need to convert U.S. dollars we received from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all our revenues in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Any future outbreak of severe acute respiratory syndrome or avian influenza in China, or similar adverse public health developments, may severely disrupt our business and operations.

From December 2002 to June 2003, China and other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome,

or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. Since September 2003, however, a number of isolated new cases of SARS have been reported, most recently in central China in April 2004. During May and June of 2003, many businesses in China were temporarily closed by the PRC government to prevent transmission of SARS. In addition, in 2005, there have been reports on the occurrences of avian influenza in various parts of China, including a few confirmed human cases that resulted in fatalities. Any prolonged recurrence of avian influenza, SARS or other adverse public health developments in China may have a material adverse effect on our business operations. These could include our ability to travel or ship our products within China, as well as temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian influenza, SARS or any other epidemic.

Risks Related to This Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. Our application to list our ADSs on the New York Stock Exchange has been approved. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after this initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	announcements of technological or competitive developments;

•	regulatory developments in China affecting us, our customers or our competitors;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other pharmaceutical companies;

•	addition or departure of our executive officers and key research personnel;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived sales of additional ordinary shares or ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Because the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately $10.71 per ADS (assuming no exercise by the underwriters of options to acquire additional ADSs), representing the difference between our net tangible book value per ADS as of December 31, 2006, after giving effect to this offering and an assumed initial public offering price of $13.50 per ADS, the midpoint of the range shown on the front cover page of this prospectus. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have 125,000,000 ordinary shares outstanding, including 31,250,000 ordinary shares represented by 15,625,000 ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus and, in the case of the ordinary shares that certain option holders will receive when they exercise their share options, until the later of (i) November 15, 2007, the first anniversary of the grant date, and (ii) the expiration of the aforementioned 180-day lock-up period, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these shares (other than those held by certain option holders) may be released prior to expiration of the lock-up period at the discretion of the lead underwriter. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

In addition, Assure Ahead Investment Limited or its transferees and assignees will have the right to cause us to register the sale of their shares under the Securities Act upon the occurrence of certain circumstances. See “Description of Share Capital.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

Our articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.

We have adopted our second amended and restated articles of association, which will become effective immediately upon completion of this offering. Our new articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares. These preferred shares may have better voting rights than our ordinary shares, in the form of ADSs or otherwise, and could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting rights of the holders of our ordinary shares and ADSs may be diluted. See “Description of Share Capital—Issuance of Additional Preferred Shares.”

Certain actions require the approval of a supermajority of at least two-thirds of our board of directors which, among other things, would allow our non-independent directors to block a variety of actions or transactions, such as a merger, asset sale or other change of control, even if all of our independent directors unanimously voted in favor of such action, thereby further depriving our shareholders of an opportunity to sell their shares at a premium. See “Description of Share Capital—Actions Requiring the Approval of a Supermajority of our Board of Directors.”

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our second amended and restated memorandum and articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our second amended and restated memorandum and articles of association, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state. See “Enforcement of Civil Liabilities.”

We have not determined any specific use for a portion of the net proceeds to us from this offering and we may use such portion of the net proceeds in ways with which you may not agree.

We have not allocated a portion of the net proceeds to us from this offering to any specific purpose. Rather, our management will have considerable discretion in the application of such portion of the net proceeds received by us. See “Use of Proceeds.” You will not have the opportunity, as part of your investment decision, to assess whether such proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of such proceeds we receive from this offering. Such proceeds we receive may be used for corporate purposes that do not improve our profitability or increase our ADS price. Such proceeds we receive from this offering may also be placed in investments that do not produce income or that may lose value.

We will incur increased costs as a result of being a public company.

As a public company, we will incur a significantly higher level of legal, accounting and other expenses than we did as a private company. In addition, the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and the New York Stock Exchange, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Recent Developments,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Our Industry” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	market acceptance of our products and product candidates;

•	our ability to effectively protect our intellectual property and trade secrets and not infringe on the intellectual property and trade secrets of others;

•	the sufficiency of our existing and future intellectual property right protections;

•	our ability to obtain regulatory approval for products that we develop;

•	our ability to successfully develop and improve products;

•

changes in the healthcare industry in China, including increased availability of funding for medical insurance coverage and the inclusion of additional medicines in the national and provincial Medical Insurance Catalogs;

•	our ability to manage our expansion of operations;

•	environmental compliance costs and liabilities;

•	competition from other manufacturers of pharmaceutical products;

•	the expected growth for the pharmaceutical industry in China;

•	our ability to obtain permits and licenses to carry on our business; and

•	fluctuations in general economic and business conditions in China.

This prospectus also contains data related to the pharmaceutical market in China and we have derived such data from reports of the Cancer Foundation of China, the Freedonia Group, IMS Health, the PRC Ministry of Health, the PRC National Bureau of Statistics, the PRC National Center for Biotechnology Development, the PRC National Development and Reform Commission and the Southern Pharmaceutical Economic Research Institute. These market data include projections that are based on a number of assumptions. Unlike in the United States, there is limited authoritative data on the pharmaceutical market in China, particularly on a nationwide basis. In addition, any data that is available may not be current. The pharmaceutical market in China may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the pharmaceutical market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $151.3 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of $13.50 per ADS, the midpoint of the range shown on the front cover page of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $13.50 per ADS would increase (decrease) the net proceeds to us from this offering by $11.6 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

We intend to use the net proceeds we receive from this offering for the following purposes:

•	approximately $52.0 million to fund our research and development efforts as follows;

•

approximately $35.0 million to fund joint pre-clinical studies and clinical trials in China with international pharmaceutical and biotechnology companies to develop innovative pharmaceuticals for the China market. In particular, we plan to spend approximately $5.0 million to fund the joint research and development of an anti-cancer pharmaceutical with Advenchen Laboratories LLC, or Advenchen, a pharmaceutical research and development company in the United States, based on a chemical compound owned by Advenchen. While we are in active discussions with several other international pharmaceutical and biotechnology companies regarding potential research and development projects, no other specific project has been identified, nor have we entered into any other definitive agreement for any other project. We anticipate that these proceeds will allow us to fund such research and development efforts for at least the next 24 months. If additional funding is needed, we plan to use cash generated from operating activities to fund such need;

•

approximately $13.0 million to fund the research and development of potential indications for Endu, the Phase IV clinical trials for Endu, and the improvement of delivery mechanisms or dosage formulations for Endu. We anticipate that these proceeds together with our existing cash will allow us to perform Phase IV clinical trials for Endu for at least the next 24 months; and

•	approximately $4.0 million to purchase research equipment;

•	approximately $30.0 million to repay certain of our outstanding short-term bank borrowings;

•

approximately $14.0 million to fund our GMP-certified production facilities, including approximately $9.0 million to build additional GMP-certified production facilities and purchase additional production equipment to expand our production capacity of Endu, and approximately $5.0 million to revamp our existing production facilities and to purchase additional equipment to maintain compliance with GMP requirements; and

•

approximately $13.0 million to expand our marketing force and strengthen our marketing efforts, including initiating additional promotional and educational campaigns targeting healthcare practitioners, pharmacies, patients and the general public to increase awareness of our products and to increase the use of print and television advertisements and other promotional methods to promote our brand names.

The following table sets forth a summary of our outstanding short-term bank borrowings as of March 31, 2007, which we intend to repay using part of the proceeds we will receive from this offering:

Lender	Date of Borrowing	Due Date	Principal (in RMB)	Principal (in USD)	Interest Rate
Nanjing Commercial Bank	May 30, 2006	May 29, 2007	25,000,000	3,203,444	5.9904%
Nanjing Commercial Bank	June 12, 2006	June 12, 2007	40,000,000	5,125,511	5.9904%
Nanjing Commercial Bank	August 17, 2006	August 14, 2007	15,000,000	1,922,067	5.9904%
Nanjing Commercial Bank	November 15, 2006	November 15, 2007	24,000,000	3,075,307	6.4260%
CITIC Industrial Bank	February 8, 2007	August 8, 2007	20,000,000	2,562,755	5.5800%
China Merchants Bank	October 31, 2006	April 30, 2007	30,000,000	3,844,133	5.5800%
Bank of China	July 25, 2006	July 13, 2007	11,000,000	1,409,516	5.8500%
Bank of China	August 15, 2006	August 11, 2007	29,000,000	3,715,995	5.8500%
Agricultural Bank of China	December 31, 2006	December 30, 2007	30,000,000	3,844,133	6.1200%
China Construction Bank	May 17, 2006	May 16, 2007	5,000,000	640,689	5.8500%
Shandong Yantai Government Interest– Free Loan	September 19, 2006	May 4, 2007	3,000,000	384,413	Nil
Shandong Yantai Government Interest– Free Loan	September 19, 2006	December 30, 2007	3,000,000	384,413	Nil

We may also use the remaining portion of the net proceeds we receive from this offering for other general corporate purposes and for potential acquisitions of, or investments in, products, product candidates, businesses and technologies that we believe will complement our current operations and our expansion strategies. We do not have specific plans and are not currently engaged in any discussions or negotiations for any acquisitions.

The foregoing use of our net proceeds from this offering represents our current intentions based upon our present plans and business condition. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant discretion in the allocation of the net proceeds we will receive from this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Pending their use, we intend to place our net proceeds in short-term bank deposits.

In utilizing the proceeds of this offering, as an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding to our PRC subsidiaries only through loans or capital contributions and to other entities only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries and affiliated entities, which could adversely and materially affect our liquidity and our ability to fund and expand our business.”

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

DIVIDEND POLICY

Our board of directors has complete discretion on whether to pay dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

Since our incorporation, we have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2006:

•	on an actual basis; and

•

on an as adjusted basis to reflect the issuance and sale of 25,000,000 ordinary shares in the form of ADSs by us in this offering, assuming an initial public offering price of $13.50 per ADS, the midpoint of the estimated range of the initial public offering price, after deducting estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option and no other change to the number of ADSs sold by us as set forth on the cover page of this prospectus.

The as adjusted information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2006
	Actual		As adjusted
	RMB	USD	RMB	USD
	(in thousands)

Shareholders’ equity:
Share capital—ordinary shares, $0.01 par value, 500 million shares authorized, 100 million shares issued and outstanding and 125 million shares issued and outstanding on an as adjusted basis(1)	7,909	1,013	9,860	1,263
Additional paid-in capital(2)	265,964	34,080	1,444,457	185,089
Retained earnings(3)	168,867	21,639	168,867	21,639

Total shareholders’ equity(2)	442,740	56,732	1,623,184	207,991

Total capitalization(2)	442,740	56,732	1,623,184	207,991

(1)	Excludes 10.0 million ordinary shares issuable upon the exercise of options outstanding as of December 31, 2006 and 2.0 million ordinary shares reserved for future issuance under our 2006 share incentive plan. As of March 31, 2007, we had issued options to purchase 11,045,000 ordinary shares and had 955,000 ordinary shares reserved for future issuance under our 2006 share incentive plan.
(2)	Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of $13.50 per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $11.6 million.
(3)	Amount includes restricted reserve of RMB49.9 million ($6.4 million) which is not distributable as cash dividends.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of December 31, 2006 was approximately RMB179.0 million ($22.9 million), or RMB1.79 ($0.23) per ordinary share and $0.46 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, minus the amount of our total consolidated liabilities. Without taking into account any other changes in such net tangible book value after December 31, 2006, other than to give effect to our sale of the ADSs offered in this offering, at the assumed initial public offering price of $13.50 per ADS, the midpoint of the estimated range of the initial public offering price, and after deduction of underwriting discounts and commissions and estimated offering expenses of this offering payable by us, our adjusted net tangible book value as of December 31, 2006 would have increased to $174.2 million or $1.39 per ordinary share and $2.79 per ADS. This represents an immediate increase in net tangible book value of $1.16 per ordinary share and $2.33 per ADS, to the existing shareholder and an immediate dilution in net tangible book value of $5.36 per ordinary share and $10.71 per ADS, to investors purchasing ADSs in this offering. The following table illustrates such per share dilution:

Estimated initial public offering price per ordinary share	$6.75
Net tangible book value per ordinary share as of December 31, 2006	$0.23
Amount of dilution in net tangible book value per ordinary share to new investors in this offering	$5.36
Amount of dilution in net tangible book value per ADS to new investors in this offering	$10.71

A $1.00 increase (decrease) in the assumed initial public offering price of $13.50 per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by $11.6 million, or by $0.09 per ordinary share and by $0.19 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other expenses of the offering. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma basis as of December 31, 2006, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS. In the case of ADS purchased by new investors, the consideration and price amounts are paid before deducting estimated underwriting discounts and commissions and estimated offering expenses, assuming an initial public offering price of $13.50 per ADS, the midpoint of the estimated range of the initial public offering price. The total number of ordinary shares in the following table does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters. The information in the following table is illustrative only and the total consideration paid and the average price per ordinary share and per ADS for new investors is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADSs
	Number	%	Amount	%
Existing shareholders	93,750,000	75.0	$32,900,000	13.49	$0.35	$0.70
New investors	31,250,000	25.0	210,938,000	86.51	$6.75	$13.50

Total	125,000,000	100.0	$243,838,000	100.0

A $1.00 increase (decrease) in the assumed initial public offering price of $13.50 per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by $15.6 million, $15.6 million and $0.25, respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and other expenses of the offering.

The dilution to new investors will be $5.36 per ordinary share and $10.71 per ADS, if the underwriters exercise in full their option to purchase additional ADSs.

The discussion and tables above also assume no exercise of any outstanding share options. As of March 31, 2007, there were 10.0 million ordinary shares issuable upon the exercise of outstanding share options at a weighted average exercise price of $4.20 per share, 1,045,000 ordinary shares issuable upon the exercise of outstanding share options at an exercise price equal to the price per ordinary share corresponding to the midpoint of the estimated range of the initial public offering price of our ADSs as set forth on the front cover of the prospectus and 955,000 additional ordinary shares available for future issuance upon the exercise of future grants under our 2006 share incentive plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China and all of our revenues are denominated in Renminbi. Periodic reports made to shareholders will be expressed in Renminbi with translations of Renminbi amounts into U.S. dollars at the then current exchange rate solely for the convenience of the reader. Conversions of Renminbi into U.S. dollars in this prospectus are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB7.8041 to $1.00, the noon buying rate in effect as of December 29, 2006. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 4, 2007, the noon buying rate was RMB7.7345 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per $1.00)
2002	8.2800	8.2770	8.2800	8.2669
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2771	8.2765
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
October	7.8785	7.9018	7.9168	7.8728
November	7.8340	7.8622	7.8750	7.8303
December	7.8041	7.8220	7.8350	7.8041
2007
January	7.7714	7.7876	7.8127	7.7705
February	7.7410	7.7502	7.7632	7.7410
March	7.7232	7.7369	7.7454	7.7232
April (through April 4)	7.7345	7.7303	7.7345	7.7267

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

•	Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our current operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Walkers, our counsel as to Cayman Islands law, and Jingtian & Gongcheng, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and the PRC, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Walkers has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar fiscal or revenue obligations and which was neither obtained in a manner nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law.

Jingtian & Gongcheng has advised us further that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions, provided that the foreign judgments do not violate the basic principles of laws of the PRC or its sovereignty, security or social and public interests.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statements of income and other consolidated financial data for the three years ended December 31, 2004, 2005 and 2006, other than the earnings per ADS data, and the consolidated balance sheet data as of December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The following selected consolidated statements of income and other consolidated financial data for the years ended December 31, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2002 and 2003 have been derived from our unaudited consolidated financial statements, which are not included in this prospectus.

You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	Year Ended December 31,
	2002	2003	2004	2005	2006	2006
	RMB	RMB	RMB	RMB	RMB	USD
	(in thousands, except share, per share and per ADS data)
Consolidated Statements of Income Data
Product revenues	303,928	464,905	563,575	736,220	947,797	121,449
Other revenue—VAT refunds	213	913	623	794	2,809	360
Gross profit	209,452	321,756	410,403	565,940	760,046	97,391
Operating expenses:
Research and development expenses	(4,770)	(11,716)	(19,907)	(16,288)	(34,289)	(4,394)
Sales, marketing and distribution expenses	(123,284)	(192,751)	(230,865)	(312,426)	(442,757)	(56,734)
General and administrative expenses	(46,669)	(84,840)	(77,593)	(87,139)	(98,249)	(12,589)

Total operating expenses	(174,723)	(289,307)	(328,365)	(415,853)	(575,295)	(73,717)
Income from operations	34,729	32,449	82,038	150,087	184,751	23,674
Net income(1)	8,887	24,390	46,245	102,745	172,258	22,072
Earnings per share — basic and diluted	0.13	0.35	0.67	1.49	1.86	0.24

Earnings per ADS — basic and diluted	0.26	0.70	1.34	2.98	3.72	0.48

Weighted average number of shares	69,000,000	69,000,000	69,000,000	69,000,000	92,695,890	92,695,890

(1)	In March 2006, certain of our operating subsidiaries became eligible for certain exemptions from income tax. In September 2006, we acquired 80.0% of the equity interest of Yantai Medgenn, which is also eligible for such tax exemption. The effect of the income tax exemptions on our earnings per share in 2006 was RMB0.42 ($0.05). Prior to this period, there was no tax exemption in place. Without these exemptions, our basic and diluted earnings per share in 2006 would have been RMB1.44 ($0.19).

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(in percentages)
Other Consolidated Financial Data
Gross margin	68.9	69.1	72.7	76.8	80.0
Operating margin	10.9	6.97	14.5	20.4	19.5
Net margin	2.9	5.24	8.2	13.9	18.2

	As of December 31,
	2002	2003	2004	2005	2006	2006
	RMB	RMB	RMB	RMB	RMB	USD
	(in thousands)
Consolidated Balance Sheet Data
Cash	49,052	61,193	102,672	90,060	106,027	13,586
Accounts receivable, net of allowance for doubtful accounts	48,655	95,884	67,459	83,393	61,723	7,909
Inventories	24,242	32,031	27,878	40,293	39,483	5,059
Amounts due from related parties	47,202	79,576	39,890	85,575	434	55
Total current assets	220,544	334,609	322,446	391,461	411,429	52,720
Property, plant and equipment, less accumulated depreciation	76,082	123,173	119,558	125,365	267,054	34,220
Intangible assets, net	—	20,310	18,020	15,731	163,148	20,905
Goodwill	—	13,814	13,814	13,814	100,634	12,895
Total assets	358,575	519,019	581,041	621,227	1,034,547	132,565
Short-term bank loans and borrowings	194,500	246,330	293,000	171,000	333,000	42,670
Amounts due to related parties	1,900	15,045	12,908	78,153	1,352	173
Total current liabilities	266,519	385,882	456,747	421,185	568,173	72,805
Total shareholders’ equity	67,559	108,437	119,990	192,537	442,740	56,732

RECENT DEVELOPMENTS

The following is an estimate of our selected preliminary unaudited financial results for the three months ended March 31, 2007. These results are subject to the completion of our normal quarter-end closing procedures and are subject to change. For additional information regarding the various risks and uncertainties inherent in projections of this type, see “Special Note Regarding Forward-Looking Statements.”

We estimate that we generated total revenues ranging from approximately RMB300.0 million ($38.4 million) to RMB315.0 million ($40.4 million) in the three months ended March 31, 2007. We estimate that we had income from operations ranging from approximately RMB68.0 million ($8.7 million) to RMB72.0 million ($9.2 million) and net income ranging from approximately RMB63.0 million ($8.1 million) to RMB66.0 million ($8.5 million) in the three months ended March 31, 2007.

Although full results for our fiscal quarter ended March 31, 2007 are not yet available, based upon our management accounts for January and February 2007 and the information available to us, including our assessment of the operating conditions prevailing in March 2007, and except as otherwise described in this prospectus, we do not anticipate that our results for the quarter will be adversely impacted, in the aggregate, by any material or unusual adverse events. However, our actual results may differ from our current estimates. We cannot assure you that our results for the three months ended March 31, 2007 will be indicative of our full year results for 2007 or future quarterly periods. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus for information regarding trends and other factors that may influence our results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading manufacturer and supplier of branded generic pharmaceuticals in the fast growing China market. We have recently focused our strategy on the development of first-to-market generic and innovative pharmaceuticals. We currently manufacture and sell 35 pharmaceutical products and are the exclusive distributor of three additional pharmaceutical products that are marketed under our brand names. Our products include antibiotics, an anti-stroke medication, anti-inflammatory pain relievers, an anti-cancer medication and other pharmaceuticals. We market and sell our products exclusively to approximately 900 regional pharmaceutical distributors, who in turn sell these products to local distributors, hospitals and retail pharmacies throughout China.

We commenced operations in March 1995 and operated our business mainly as a distributor of pharmaceutical products. Since then, we have gradually built up our research and development and manufacturing capabilities and have become one of the leading pharmaceutical companies in China that develop, manufacture and sell branded generic pharmaceuticals. To date, we have introduced a series of branded products, including our first-to-market generic anti-stroke medication Bicun, as well as our innovative pharmaceutical Endu, the first recombinant human endostatin injection approved for sale in China. Revenues from each of our top three branded pharmaceuticals, Bicun, Zailin and Yingtaiqing, exceeded RMB100.0 million ($12.8 million) in 2006, which we believe is evidence of wide market acceptance of these products in the China market.

In May 2006, we entered into a purchase agreement to acquire an 80.0% equity interest in Yantai Medgenn, a PRC pharmaceutical company engaged in the research, development, manufacture and sale of an anti-cancer drug under the name Endu. Prior to the completion of the acquisition, we began to distribute Endu as Yantai Medgenn’s exclusive distributor in July 2006. The acquisition was completed in September 2006, after which we began to manufacture Endu. See “—The Acquisition of Yantai Medgenn.” Through this acquisition, we have also acquired the patents and the rights to manufacture and sell Endu in China, as well as a GMP-certified manufacturing facility for the production of Endu.

We have experienced significant growth in our business in recent years. Our total revenues increased from RMB564.2 million in 2004 to RMB737.0 million in 2005 and to RMB950.6 million ($121.8 million) in 2006, representing a CAGR of 29.8% from 2004 to 2006. Our net income increased from RMB46.2 million in 2004 to RMB102.7 million in 2005 and to RMB172.3 million ($22.1 million) in 2006, representing a CAGR of 93.1% from 2004 to 2006.

We believe that the most significant factors that affect our financial performance and results of operations are:

•	the growth of the pharmaceutical market in China;

•	our ability to successfully develop, acquire and launch first-to-market branded generic and innovative pharmaceuticals;

•	the extent of inclusion of our pharmaceuticals in the Medical Insurance Catalogs;

•	our ability to compete in the tender processes for purchase of medicines by state-owned and state-controlled Chinese hospitals; and

•	product pricing and price controls.

The Growth of the Pharmaceutical Market in China

With approximately one-fifth of the world’s population and a fast-growing gross domestic product, China represents a significant potential market for the pharmaceutical industry. According to the Freedonia Group, demand for pharmaceuticals in China reached RMB198.0 billion ($25.4 billion) in 2005, representing 12.1% annual growth since 2000. The Freedonia Group expects total pharmaceutical expenditures in China to grow at a CAGR of 13.6% between 2005 and 2010. Such growth rate is significantly higher than the growth rate for the pharmaceutical industry in the rest of the world, which is projected to be at a CAGR of 5.0% to 8.0% between 2004 and 2009 according to IMS Health.

We believe the significant expected growth of the pharmaceutical market in China is due to factors such as robust economic growth and increased pharmaceutical expenditure, aging population and increased lifestyle-related diseases, government support of the pharmaceutical industry, the relatively low research and development and clinical trial costs in China as compared to developed countries, as well as the increased availability of funding for medical insurance and industry consolidation in China.

Our Ability to Successfully Develop, Acquire and Launch First-to-Market Generic and Innovative Pharmaceuticals

We believe that our proven ability to build a portfolio of first-to-market branded generic and innovative pharmaceuticals is crucial for our long-term growth and profitability, as first-to-market pharmaceuticals provide the advantage of rapid market penetration and higher profit margins. Compared to other generic pharmaceuticals, which can be sold by other pharmaceutical companies at a lower price, first-to-market generic pharmaceuticals, although not protected by intellectual property rights, are often granted a monitoring period, or have been granted a protection period under prior regulations, by the SFDA during which time the SFDA will not accept applications for new medicine certificates for pharmaceuticals with the same chemical structure, dosage form and indication. Innovative pharmaceuticals, which are protected by intellectual property rights, enjoy an even longer period of exclusivity as the validity period for an invention patent is 20 years. Our first-to-market branded generic pharmaceutical, Bicun, is an anti-stroke medication and is the first edaravone injection approved for sale in China. We estimate that Bicun held the leading market share of more than 90.0% of the total edaravone injections sold in China in 2005, based on the market research conducted by IMS Health. Our innovative anti-cancer medication Endu is the first recombinant human endostatin injection approved for sale in China and has been used in over 500 hospitals in China since it was launched in July 2006. We believe that our ability to launch first-to-market generic and innovative pharmaceuticals, the exclusive marketing period in relation to such pharmaceuticals, coupled with our capabilities in marketing, branding and distribution, will continue to allow us to develop products that gain widespread recognition quickly and contribute to the rapid increase of our revenues and profitability.

The Extent of Inclusion of Our Pharmaceuticals in the Medical Insurance Catalogs

Eligible participants in the national basic medical insurance program in China, which consists of mostly urban residents, are entitled to reimbursement from the social medical insurance fund for up to the entire cost of medicines that are included in the national and provincial Medical Insurance Catalogs. See “Regulation of Our Industry—Reimbursement Under the National and Provincial Medical Insurance Programs.” Factors that affect the inclusion of medicines in the Medical Insurance Catalogs include whether the medicine is consumed in large volumes and commonly prescribed for clinical use in China and whether it is considered to be important in meeting the basic healthcare needs of the general public. As of March 31, 2007, 21 of our 38 products were included in the national Medical Insurance Catalog and 11 were included in the Medical Insurance Catalog of various provinces, municipalities and autonomous regions. The inclusion of a medicine in the Medical Insurance Catalogs can substantially improve the sales volume of the medicine due to the availability of third-party reimbursements. However, pharmaceuticals included in the Medical Insurance Catalogs are subject to price controls in the form of fixed retail prices or retail price ceilings, and are subject to periodical price adjustments by the relevant regulatory authorities. Such price controls, especially downward price adjustments, may negatively affect the unit price of our products. See “—Product Pricing and Price Controls.” On balance, we believe that the benefit of the inclusion of our pharmaceuticals in the Medical Insurance Catalogs outweighs the cost of such inclusion.

There can be no assurance that our products currently included in the Medical Insurance Catalogs will continue to be included in the catalogs. The removal or exclusion of our products from the Medical Insurance Catalogs may adversely affect the sales of these products. The commercial success of our new and potential products is substantially dependent on whether and to what extent reimbursement is or will be available. Our failure to obtain inclusion of our new and potential products in the Medical Insurance Catalogs may adversely affect the future sales of those products. See “Risk Factors—Risks Related to Our Company—There is no assurance that our existing products will continue to be included or new products developed by us will be included in the Medical Insurance Catalogs.”

Our Ability to Compete In the Tender Processes For Purchase of Medicines by State-Owned and State-Controlled Chinese Hospitals

A substantial portion of the products we sell to our distributor customers are then sold to hospitals owned or controlled by counties or higher level government authorities in China. These hospitals must implement collective tender processes for the purchase of medicines listed in the Medical Insurance Catalogs and medicines that are consumed in large volumes and commonly prescribed for clinical uses. Factors considered by these hospitals in assessing bids include, among other things, the quality and price of the medicine and the service and reputation of the manufacturers. The collective tender process for pharmaceuticals with the same chemical composition must be conducted at least annually, and pharmaceuticals that have won in the collective tender processes previously must participate and win in the collective tender processes in the following period before new purchase orders can be issued. If we are unable to win purchase contracts through the collective tender processes in which we decide to participate, we will lose market share to our competitors, and our revenue and profitability will be adversely affected.

Product Pricing and Price Controls

Certain of our pharmaceutical products sold in China, primarily those included in the Medical Insurance Catalogs, are subject to price controls in the form of fixed prices or price ceilings. Controls over and adjustments to the retail price of a pharmaceutical may have a corresponding impact on the wholesale price of that pharmaceutical. From time to time, the PRC government publishes and updates a list of medicines that are subject to price controls, either at the national level or the provincial or regional level. Fixed prices and price ceilings on medicines are determined based on profit margins that the relevant government authorities deem reasonable, the type and quality of the medicine, its production costs, the prices of substitute medicines and the extent of the manufacturer’s compliance with the applicable GMP standards. See “Regulation of Our Industry—Price Controls.”

As of March 31, 2007, 21 of our 38 products were included in the national Medical Insurance Catalog and were subject to price controls at the national level. In addition, 11 were included in the relevant provincial Medical Insurance Catalog and were subject to price controls within the respective province, municipality or autonomous region. However, PRC government authorities impose no control over the prices at which pharmaceutical manufacturers sell their products to their distributors. Nevertheless, the prices at which pharmaceutical manufacturers such as us sell products to distributors are impacted by the relevant fixed retail price or retail price ceilings.

Since May 1998, the relevant PRC government authorities have ordered price reductions of various pharmaceuticals 22 times. The latest price reductions occurred in January and March 2007 and affected 354 and 278 different pharmaceuticals, respectively. We expect the retail prices of additional pharmaceuticals to be adjusted periodically in the future. Since January 1, 2004, the respective retail prices of our major products Anqi and Zailin and certain of our other products, including Faneng, Nanyuan, Zaike and Zaiqi, were adjusted downward. Such retail price control, especially future downward price adjustments, may negatively affect our revenues and profitability. The following table sets forth the relevant information with respect to historical retail price adjustments of our products since January 1, 2004:

Product	Brand	Dosage Form	Date of Adjustment	Maximum Retail Price Before Adjustment (RMB)	Maximum Retail Price After Adjustment (RMB)
Amoxicillin with clavulanate potassium	Anqi	Powder injection (0.6g)	June 7, 2004	25.0	21.0
	Anqi	Powder injection (1.2g)	June 7, 2004	48.0	38.0
	Anqi	Granules (6 packs)	June 7, 2004	28.7	20.0
	Anqi	Tablets (12 packs)	June 7, 2004	57.5	48.0
	Anqi	Tablets (10 packs)	June 7, 2004	48.0	40.0
Alfacalcidol	Faneng	Capsules (20 capsules)	January 26, 2007	52.0	38.6
	Faneng	Capsules (30 capsules)	January 26, 2007	78.0	57.0
Herbal Cough Medicine	Simcere Kechuanning	Liquids (6 vials per box)	March 15, 2007	16.9	16.8
Ribavirin dispersible	Nanyuan	Dispersible tablets (24 packs)	August 3, 2006	16.2	8.1
Amoxicillin	Zailin	Powder injection (1.0g)	June 7, 2004	14.0	9.8
	Zailin	Dispersible tablets (12 tablets)	June 7, 2004	18.0	14.5
	Zailin	Capsules (30 capsules)	June 7, 2004	16.5	11.2
	Zailin	Granules (18 packs)	June 7, 2004	18.9	15.1
	Zailin	Powder injection (2.0g)	June 21, 2004	27.0	17.2
Azithromycin	Zaiqi	Granules (9 packs)	October 10, 2005	29.8	18.5
	Zaiqi	Granules (6 packs)	October 10, 2005	24.6	12.5
Cefaclor	Zaike	Dry suspension (9 packs)	June 7, 2004	36.0	25.6
	Zaike	Dry suspension (6 packs)	June 7, 2004	24.0	17.3

Two of our branded generic products, Zailin granules and Yingtaiqing capsules, have obtained premium pricing status from the NDRC, which means the respective maximum retail prices of these products are fixed by the NDRC at a level that is generally substantially higher than those of comparable products. We believe that such premium pricing status has historically contributed to our sales of Zailin and Yingtaiqing not only by allowing us to set higher unit prices for these products, but also by ultimately increasing in their sales volume, as hospitals often assign higher points in assessing bids for medicines that have obtained premium pricing status, as such premium pricing status is deemed as recognition of high quality, strong efficacy and widespread market acceptance of the pharmaceutical.

The prices of medicines that are not subject to price controls are determined freely at the discretion of the respective pharmaceutical companies, subject to notification to the provincial pricing authorities. As we sell our products exclusively to pharmaceutical distributors in China, we price our pharmaceuticals that are not subject to price controls based on the prices of competing pharmaceuticals, if any, in the market and our gross margin. For instance, currently Endu is not subject to any price controls.

The Acquisition of Yantai Medgenn

On May 28, 2006, we entered into an agreement to acquire an 80.0% equity interest in Yantai Medgenn, a PRC pharmaceutical company engaged in the research, development, manufacture and sale of an anti-cancer medication under the name Endu. Prior to the completion of the acquisition, we began to market and sell Endu in July 2006 through Jiangsu Simcere as the exclusive distributor for Yantai Medgenn in China. Upon completion of the acquisition on September 30, 2006, we also began to manufacture Endu in China. Under the share purchase agreement, we agreed to pay Yantai Medgenn’s existing shareholders a total purchase price of RMB196.6 million, payable in cash, of which a total of RMB186.8 million has been paid as of December 31, 2006. We will pay the remaining balance of RMB9.8 million no later than June 30, 2008, upon completion of the trial period for certain quality control measures in relation to Endu, which are procedural in nature. We believe that our current levels of cash and cash flows from operations will be sufficient to meet our remaining payment obligation with respect to the acquisition.

In 2006, our sales of Endu amounted to RMB34.7 million ($4.4 million), including sales made as the exclusive distributor for Yantai Medgenn from July 2006 to September 2006 and sales made since we began to manufacture Endu upon the completion of our acquisition of an 80.0% equity interest in Yantai Medgenn in September 2006. As of March 31, 2007, Endu was used in more than 500 hospitals in China. We expect Endu to have strong growth potential due to the significance of the lung cancer treatment market in China, the lack of competition for the same product and the potential additional indications, such as liver cancer, stomach cancer, colon cancer and breast cancer. We believe our future revenue growth will be partially driven by our sales of Endu.

Revenues

We generate revenue mainly from the sales of our products. Our product revenues represent our total revenues from the sales of our products, less value-added taxes, or VAT. Other revenues represent the refund of a portion of the VAT paid by Nanjing Simcere to the local tax authority as Nanjing Simcere operates in an economic development zone in Jiangsu Province. See “—Taxation and Incentives.”

Our products include antibiotics, an anti-stroke medication, anti-inflammatory drugs, an anti-cancer medication and other medicines. We generate a substantial portion of our revenue from sales of our top five branded generic pharmaceutical products, Zailin, Bicun, Yingtaiqing, Anqi, and Biqi, which in aggregate, accounted for 76.1%, 81.6% and 82.6% of our product revenues in 2004, 2005 and 2006, respectively. In 2006, sales of Endu accounted for 3.7% of our product revenues.

The following table sets out a breakdown of our revenues for these five products, and each item expressed as a percentage of our product revenues, for the periods indicated:

	For the Year Ended December 31,
	2004		2005		2006
	(in thousands of RMB)	(% of product revenues)	(in thousands of RMB)	(% of product revenues)	(in thousands of RMB)	(% of product revenues)
Zailin	200,444	35.6	228,434	31.0	266,790	28.1
Bicun	24,101	4.3	139,527	19.0	230,867	24.4
Yingtaiqing	112,622	20.0	115,536	15.7	136,754	14.4
Anqi	72,292	12.8	93,642	12.7	76,680	8.1
Biqi	19,592	3.5	23,693	3.2	71,477	7.5

Seasonality has an effect on our revenues. We expect demand for certain of our products, especially our antibiotics such as Zailin and Anqi, to be higher between October and March due to the prevalence of cough, cold and flu during these months. As a result, our shipments, and therefore revenues, are expected to be higher between October and March to support the retail demand. We generally expect our revenues from Zailin and Anqi during the quarter ending on September 30 to be lower than that in other quarters.

We sell our products exclusively to pharmaceutical distributors as we believe this is the most cost-effective way to reach a broad end-user base. We typically enter into written distribution agreements with our distributor customers for one-year terms that are generally renewed annually. Our sales are generally made on a purchase order basis, rather than under any long-term commitments. We compete for desired distributors with other pharmaceutical manufacturers. Any disruption of our distribution network, including failure to renew existing distribution agreements with desired distributors or establish relationships with important new distributors, could negatively affect our ability to effectively sell our products, which could materially and adversely affect our revenues and profitability.

Our distributor customers are widely dispersed on both a geographic and revenues basis even though each distributor is limited to its respective designated distribution areas as specified in our distribution agreements. As of and for the years ended December 31, 2004, 2005 and 2006, no single distributor customer contributed, on an individual basis, 10.0% or more of our total revenues or gross accounts receivable, and sales to our five largest distributors accounted for approximately 9.5%, 10.9% and 12.7% of our product revenues, respectively.

We grant credit to a portion of our distributor customers in the normal course of business depending on the customers’ credit worthiness and the type of products we sell to them, although we require some customers to make payment prior to shipment. We grant different credit terms to different customers, depending on our assessment of their creditworthiness. We normally bill our distributor customers upon shipment for credit sales, with a typical 35 to 90 days credit term from the date of billing. Normally, collateral or other supporting securities are not required to support such credit sales.

We require a portion of our distributor customers to make payment by bills receivable. Bills receivable represents a short-term note receivable issued by a financial institution that entitles us to receive the full face amount from the financial institution at maturity, which generally ranges from 3 to 6 months from the date of issuance. Historically, we have not experienced any losses on bills receivable.

In the past, we have experienced limited amounts of uncollectible accounts receivable. In 2004, 2005 and 2006, the provision for bad debt expense amounted to RMB0.6 million, RMB0.4 million and RMB1.4 million ($0.2 million), respectively. Our allowance for doubtful accounts amounted to RMB6.8 million ($0.9 million), as of December 31, 2006.

Cost of Materials and Production and Operating Expenses

The following table sets forth our cost of materials and production and operating expenses as percentages of our total revenues for the period indicated:

	Year Ended December 31,
	2004	2005	2006
	(in percentages)
Cost of materials and production	27.3	23.2	20.0
Operating expenses
Research and development expenses	3.5	2.2	3.6
Sales, marketing and distribution expenses	40.9	42.4	46.6
General and administrative expenses	13.8	11.8	10.3

Total operating expenses	58.2	56.4	60.5

Our cost of materials and production declined as a percentage of our total revenues from 2004 to 2006 as a result of our increased sales of Bicun, Endu and Biqi. The cost of materials and production of Bicun and Biqi as a percentage of their revenues is lower compared to those of our other major products as we manufacture the raw materials used for the manufacture of Bicun and Biqi, instead of purchasing it from third party suppliers. In addition, cost of materials and production as a percentage of revenue is lower for our innovative pharmaceutical Endu as compared to those of our generic pharmaceuticals. The decline was also a result of our increased economies of scale and higher efficiencies in our manufacturing and production processes. Our operating expenses as a percentage of our total revenues increased in 2006 compared to 2005. This increase was due primarily to the increase in our sales, marketing and distribution expenses as a percentage of our total revenues, which was due primarily to the additional advertising expenses in connection with the promotion of our anti-diarrhea medication Biqi and other products in 2006 and the increase in salaries and bonus payments and training expenses in connection with the launch of Endu in July 2006. The increase was also due to the increase in our research and development expenses as a percentage of our total revenues, which resulted from expenses associated with the development of product candidates, as well as the increased headcount of our research and development personnel and increases in their salaries and benefits. The increase in our operating expenses as a percentage of our total revenues was partially offset by a decrease in our general and administrative expenses as a percentage of our total revenues due to economies of scale.

Cost of Materials and Production

Our cost of materials and production primarily consists of:

•	costs of the necessary active ingredients and supporting ingredients of pharmaceuticals we manufacture and various types of packaging material;

•	overhead costs, including utility, maintenance of production equipment and other support expenses associated with the production of our products;

•	salaries and benefits for personnel directly involved in production activities; and

•

depreciation of property, plant and equipment used for production purposes. Depreciation of property, plant and equipment attributable to production activities is capitalized as part of inventory, and expensed as cost of materials and production when products are sold.

As we produce our pharmaceuticals in China and we source or manufacture a significant portion of our raw materials in China, we currently have, and expect to continue to have in the foreseeable future, a relatively low cost base compared to the pharmaceutical manufacturers in more developed western countries. We expect the price of our raw materials to remain low as we are able to source raw materials within China at a low cost as the market for the supply of raw materials for pharmaceuticals is very competitive. As our business continues to expand and our economies of scale increase, we expect our bargaining power to increase, which we believe will also help in keeping our raw material costs low. Overhead costs, on the other hand, have been increasing due to the increases in utility prices. However, we expect increased efficiencies in our manufacturing and production process to partially offset the increases in utility prices. Personnel costs in China have experienced a general upward trend, but as China possesses significant labor resources, we do not expect personnel costs to increase significantly in the near future. We expect the depreciation of property, plant and equipment used for production purposes to increase as we continue to expand our production facilities, but we expect such increase to be in line with an increase in our production volume, and our depreciation cost as a percentage of our total revenues to remain relatively stable.

Research and Development Expenses

We concentrate our research and development efforts on the treatment of diseases with high incidence and/or mortality rates and/or for which there is a clear demand for more effective pharmacotherapy, such as cancer and cerebrovascular and infectious diseases. We believe such research and development strategy will lead to the development of products that have a high potential for commercialization and can maximize our growth rate and profit margin.

Our research and development expenses primarily consist of costs associated with the research and development of our product candidates. To develop product candidates, we use our in-house expertise as well as collaborate with leading universities and research institutions in China. Expenses associated with our in-house research and development activities include costs of engaging in market analysis to determine the commercial viability of potential pharmaceuticals, costs of employee compensation, costs of clinical pharmaceutical supplies, other supplies and materials, and intellectual property, travel and facilities costs. As to our collaboration arrangements with research institutions in China, we are generally responsible for the provision of funding and research assistance for the joint development of new pharmaceuticals. If the pharmaceuticals are successfully developed and new medicine certificates with respect to such pharmaceuticals are obtained, we will generally hold the rights to commercializing such products and in limited circumstances, will hold the rights to commercializing such products jointly with our research partners.

We are developing a number of new pharmaceuticals through our in-house expertise and through joint research and development efforts with universities and research institutions in China. As of March 31, 2007, we had 12 product candidates in various stages of development. Product candidates that we believe have the highest potential for commercialization include biapenem for injection, which is expected to obtain SFDA approval in 2007, palonosetron for injection, which is expected to obtain SFDA approval in 2008, and iguratimod tablets and levamisole hydrochloride nasal spray, both of which are expected to obtain SFDA approval in 2009. See “Business—Research and Development—Product Candidates.” We plan to commence the manufacturing, marketing and sales of these products as soon as we obtain the relevant SFDA approvals.

We entered into an agreement with Tsinghua University in February 2006 to establish a Joint Laboratory for Drug Discovery to engage in the research and development of innovative pharmaceuticals. The joint laboratory is operated under the direction of a management committee, which consists of six members, with Tsinghua University and us each appointing three members. The agreement has a term of three years. Under the agreement, we will provide funding of RMB1.7 million for the daily operations of the joint laboratory. As of December 31, 2006, RMB0.9 million has been provided, RMB0.4 million will be provided in 2007 and RMB0.4 million will be provided on January 15, 2008. We will also provide research funding when appropriate research and development projects are identified and approved by the management committee, but we are not obligated to provide research funding if no appropriate project is identified or approved by the management committee. As of December 31, 2006, four research and development projects were approved to be engaged by the joint laboratory for which we have agreed to provide and have provided RMB0.8 million. The obligations, rights and benefits of Tsinghua University and us as to each research and development project will be set out in a separate technological agreement to be entered into with respect to each project when we have determined that the results of such research and development project have commercialization potential.

In addition, we entered into a joint research and development agreement with Shanghai Institute of Materia Medica of the Chinese Academy of Science, or Materia Medica, to engage in the research of potential indications for Endu. See “Business—Research and Development—Collaboration in Researches.” Under this agreement and certain other research agreements, we agreed to provide a total research grant of RMB1.1 million, of which RMB0.8 million has already been provided. We will hold the rights to commercialize any product developed under our agreement with Materia Medica and the research and development activity will be completed within 14 months after the agreement was entered into.

We also entered into an agreement in January 2007 with Advenchen as a research partner to engage in the research and development of, clinical studies for, and the commercialization of an anti-cancer pharmaceutical based on a chemical compound owned by Advenchen. Under the terms of the agreement, we agreed to provide research assistance and funding of up to RMB30.0 million, of which RMB2.0 million was provided in February 2007. The additional RMB28.0 million will be provided if certain milestones are met. RMB1.0 million will be provided if three successful samples of the anti-cancer pharmaceutical are produced. However, if such samples are not produced within four months after the agreement was entered into due to the technical know-how of Advenchen and cannot be resolved within one month thereafter, we have the right to terminate the agreement and seek a refund of all payments made to Advenchen. RMB1.0 million will be provided if results from initial testing of the anti-cancer pharmaceutical demonstrate the required efficacy and toxicity level called for under the agreement. If the requisite level is not met, however, we also hold the right to terminate the agreement. RMB6.0 million will be provided if we have successfully obtained SFDA approval to begin clinical trials. If we are satisfied with the result of Phase II clinical trials, we will provide an additional RMB5.0 million, with the remaining RMB15.0 million to be provided after the new medicine certificate is obtained for the anti-cancer pharmaceutical. In addition, if any government grants are received in relation to this research and development project, we agreed to provide an amount equal to 10.0% of such grant to Advenchen to be used in research activities that are related to the anti-cancer pharmaceutical covered under this agreement, such as the research and development of delivery mechanisms for the anti-cancer pharmaceutical. We also have a right to terminate the agreement if Advenchen cannot successfully obtain a valid invention patent in China for the chemical compound it owns at which point we will terminate any further research and development activities under the agreement, and Advenchen will refund half of the funding already provided to it under the agreement.

We estimate samples of the anti-cancer pharmaceutical can be produced by June 2007, with initial testing completed by July 2007. We estimate pre-clinical trials will be completed by June 2008 and SFDA approval for clinical trials to be obtained by March 2009. We will hold the relevant intellectual property rights and the interests to the anti-cancer pharmaceutical in China and we and Advenchen will jointly own the intellectual property rights and share equally the interests to the anti-cancer pharmaceutical outside of China. In addition, if the anti-cancer pharmaceutical is successfully developed and commercialized, we will pay Advenchen 3.5% of the sales amount, minus costs associated with packaging, transportation, advertising and marketing, taxes and discounts, derived from the sale of such anti-cancer pharmaceutical in China until the patent protection period provided for such anti-cancer pharmaceutical in China expires.

The successful development of pharmaceutical products can be affected by many factors. Product candidates that appear to be promising at their early phases of research and development may fail to be commercialized for various reasons, including the failure to obtain the necessary regulatory approvals. In addition, the research and development cycle for innovative pharmaceuticals for which we may obtain an approval certificate is long. The process of conducting basic research and various stages of tests and trials of a new innovative pharmaceutical before obtaining an approval certificate and commercializing the product may require more than ten years. There is no assurance that our research and development projects will produce a commercially viable result. Even if such products can be successfully commercialized, they may not achieve the level of market acceptance that we expect, and our business and profitability could be materially and adversely affected. See “Risk Factors—Our future research and development projects may not be successful.” Furthermore, as the research and development cycle for innovative pharmaceuticals is long, our expenditures on current and future research and development projects are subject to many uncertainties. The cost of research and development projects may vary significantly over the life of a research and development project as a result of a variety of factors, including:

•	the delay in research and development of certain projects preventing us to focus our resources on more promising product candidates;

•	the intended use of a product candidate, which affects the length and timing of the research and development projects;

•	the number of patients who participate in the clinical trials;

•	the number of sites included in clinical trials;

•	the length of time required to enroll clinical trial participants;

•	the duration of patient treatment and follow-up during clinical trials;

•	the costs of producing supplies of the product candidates needed for clinical trials; and

•	the requirement and timing of SFDA approvals.

As a result of the uncertainties discussed above, we are unable to determine with any significant degree of certainty the duration and the completion costs of our research and development projects or when and to what extent we will generate revenues from the commercialization and sale of any of our product candidates.

We expense research and development costs as and when incurred. These expenses include the costs of our internal research and development activities and the costs of research and development conducted by others on our behalf, such as through third-party collaboration arrangements discussed above. Payments made by us to third parties in connection with research and development collaboration arrangements prior to obtaining regulatory approval are expensed as research and development costs as incurred. Payments made by us to third parties subsequent to obtaining regulatory approval are capitalized and amortized over the shorter of the remaining license period and the patent protection period for the product.

We have incurred research and development expenses of RMB19.9 million, RMB16.3 million and RMB34.3 million ($4.4 million) in 2004, 2005 and 2006, respectively, representing 3.5%, 2.2% and 3.6% of our total revenues, respectively, compared with the industry average of 1.0% by Chinese pharmaceutical companies in 2005, according to the NDRC.

The following sets forth the costs of our major research and development projects in 2004, 2005 and 2006:

•

in 2004, we spent approximately RMB3.0 million on the research and development of Zaichang, approximately RMB3.1 million on the research and development of sumatripton succinate tablets, approximately RMB0.8 million on the research and development of biapenem for injection, approximately RMB2.0 million on the research and development of levamisole hydrochloride nasal spray, and approximately RMB0.7 million on the research and development of an herbal oral solution for children;

•

in 2005, we spent approximately RMB3.3 million on the research and development of biapenem for injection, approximately RMB1.2 million on the research and development of iguratimod tablets, approximately RMB0.8 million on the research and development of palonosetron for injection, and approximately RMB0.5 million on the research and development of an herbal oral solution for children; and

•

in 2006, we spent approximately RMB4.2 million ($0.5 million) on the further research and development of Endu, approximately RMB3.4 million ($0.4 million) on the research and development of biapenem for injection, approximately RMB2.4 million ($0.3 million) on the research and development of palonosetron for injection, approximately RMB2.8 million ($0.4 million) on the research and development of iguratimod, and approximately RMB2.6 million ($0.3 million) on the research and development of levamisole hydrochloride nasal spray.

In addition, our research and development expenses also include costs of employee compensation, depreciation of research and development equipment and other costs that could not be allocated to any specific research project.

We are committed to increase our research and development capabilities, and expect to incur higher research and development expenses as we plan to supplement our development of first-to-market generic pharmaceuticals in China with increasing efforts in the research and development of innovative pharmaceuticals. We have also received government grants for certain of our projects and such grants have been recorded as a reduction of our research and development expenses as disclosed in our consolidated financial statements.

Additionally, we have in the past sought, and may continue to seek, to acquire rights to development stage clinical products, technologies or suitable businesses that complement our expansion strategies and our existing products and products under development. To acquire these rights, we are required to utilize significant financial resources and incur increased in process research and development or intangibles amortization expense. Our research and development expenses will also include depreciation of our new research facility once it is completed in 2007.

We plan to use certain of our proceeds from this offering to continue to increase our research and development efforts, and to increase our capabilities in developing innovative pharmaceuticals. We expect that our total research and development expenses will increase in absolute terms and as a percentage of our total revenues in the future.

Sales, Marketing and Distribution Expenses

Sales, marketing and distribution expenses consist primarily of salaries and related expenses for personnel engaged in sales, marketing, distribution and customer support functions and costs associated with advertising and other marketing activities. We host in-person product presentations, conference and seminars for physicians, other healthcare professionals and research scholars to promote and generate awareness of our pharmaceuticals. For our OTC pharmaceuticals, we also carry out consumer advertising and educational campaigns. As the pharmaceutical market in China continues to grow, we plan on hiring additional personnel for the sale, marketing and distribution of our pharmaceuticals to increase the market recognition of our products and our Simcere brand name. In 2004, 2005 and 2006, sales, marketing and distribution expenses increased primarily as a result of the additional sales and marketing activities carried out by an increased number of sales personnel and our increased product offerings. In the near term, we expect our total sales, marketing and distribution expenses to increase as we continue to broaden our market reach and increase revenues and results of operations by introducing new branded pharmaceuticals, such as our new innovative pharmaceutical Endu, and by enhancing and strengthening the brand names and marketing efforts of our existing portfolio of pharmaceuticals. However, we plan to maintain our sales, marketing and distribution expenses in line with our growth in total revenues.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits for our administrative, finance and human resources personnel, depreciation of equipment and facilities used for administrative purposes, amortization of rental facilities used for administrative purposes, provision for doubtful debts, fees and expenses of legal, accounting and other professional services and other expenses associated with our administrative offices. We expect general and administrative expenses to increase as we recruit additional professionals and incur additional costs related to the growth of our business. Furthermore, we expect to incur additional general and administrative expenses as a result of becoming a listed company in the United States upon completion of this offering.

Share-Based Compensation Expenses

We adopted our 2006 share incentive plan on November 13, 2006, under which we issued to certain members of our directors, senior management and key employees on November 15, 2006 options to purchase 10.0 million ordinary shares at an exercise price of $4.20 per ordinary share. These options vest over a five-year period, with 20% of them vesting on November 14 of each year. These options will also vest only if the option holder is still a director or an employee of our company at the time of the relevant vesting. These options will expire on November 14, 2012.

We account for share-based compensation expenses based on the fair value of the share options on the date of the grant and recognize the amount over the requisite service period.

We recognized share-based compensation in 2006 in the amount of RMB3.4 million ($0.4 million). Share-based compensation expenses are allocated among each of research and development expenses, sales, marketing and distribution expenses and general and administrative expenses based on the nature of the work our employees were assigned to perform.

We did not incur any share-based compensation expense in 2004 and 2005.

Taxation and Incentives

The basic enterprise income tax rate for foreign invested enterprises in the PRC is currently at 33.0% (30.0% state tax and 3.0% local tax). However, the PRC government has provided various tax incentives to foreign-invested enterprises and domestic companies operating in a national level economic and technological development zone, including reduced tax rates and other measures. Each of Hainan Simcere, Qitian Simcere and Yantai Medgenn is registered and operating in a national level economic and technological development zone and entitled to a preferential enterprise income tax rate of 15.0%. In addition, each of Hainan Simcere and Nanjing Simcere was converted from a domestic company to a foreign-invested enterprise in March 2006 and Yantai Medgenn was converted to a foreign-invested enterprise in March 2001. As a foreign-invested enterprise, each of these three subsidiaries is entitled to a two-year exemption from enterprise income tax for the first two profitable years of operation, and thereafter entitled to a 50.0% relief from enterprise income tax for the succeeding three years.

Our effective income tax rates were 31.8%, 23.9% and 3.9% in 2004, 2005 and 2006, respectively. The decrease in our effective income tax rate from 2004 to 2005 was due to RMB7.4 million in tax rebates received for Nanjing Simcere in 2005. The tax rebate is discretionary and the amount varies year-to-year based on the availability of government funding as determined by the provincial tax authority in Jiangsu Province. The decrease in our effective income tax rate from 2005 to 2006 was primarily because each of Hainan Simcere and Nanjing Simcere became entitled to a two-year exemption from enterprise income tax starting from 2006 after they became foreign-invested enterprises in March 2006.

Upon the eventual lapse of the preferential enterprise income tax rates of these subsidiaries, our effective tax rate will increase in the future. See “Risk Factors—Risks Related to Our Company—The discontinuation of any preferential tax treatments currently available to us could result in a decrease of our net income and materially and adversely affect our result of operations.”

Under the PRC Enterprise Income Tax Law, or the EIT Law, enacted on March 16, 2007 and effective January 1, 2008, China will adopt a uniform tax rate of 25.0% for all enterprises (including foreign-invested enterprises) and revoke the current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, under the EIT Law, a preferential tax rate of 15.0% for high and new technology enterprises and current preferential tax treatments for foreign-invested enterprises would be grandfathered for a period of five years following the effective date of the EIT Law. The EIT Law applies to all of our PRC operating subsidiaries, including Hainan Simcere, Nanjing Simcere and Yantai Medgenn, three of our subsidiaries that are currently both high and new technology enterprises and foreign-invested enterprises. The detailed measures of preferential tax treatment under the EIT Law will be promulgated by the State Council, and we do not believe that the EIT Law will have a material adverse effect on our PRC operating subsidiaries’ ability to meet the applicable regulatory requirements for maintaining their current preferential tax treatment in the next five years as long as they maintain their status as high and new technology enterprises.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies, (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgment and estimates used in the preparation of our financial statements.

Allowance for Doubtful Accounts

We grant credit to a portion of our customers in the normal course of business depending on the customers’ credit worthiness and the type of products we sell to them, although we require some customers to make payment prior to shipment. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We determine the allowance by (1) analyzing specific customer accounts that have known or potential collection issues and (2) applying historical loss rates to the aging of the remaining accounts receivable balances. If circumstances related to specific customers change, our estimates of the recoverability of receivables could be further adjusted. In the event that we believe a trade receivable will become uncollectible, we record additional provision to increase the allowance for doubtful accounts. The accounting effect of this entry is a charge to income. We believe our allowance to doubtful accounts is sufficient to reflect the recoverability of our accounts receivable. See “—Revenues.”

The following table presents the movement of allowance for doubtful accounts in 2004, 2005 and 2006.

	December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	USD
	(in thousands)
Balance at the beginning of the period	7,016	7,658	5,556	712
Additions charged to bad debt expense	642	426	1,433	184
Write-off of accounts receivable charged against the allowance	—	(2,528)	(155)	(20)

Balance at the end of the period	7,658	5,556	6,834	876

Inventories

We value our finished goods inventory at the lower of cost, which consists of the cost of direct labor and raw materials as well as allocation of variable and fixed production overheads, and market value. Variable production overheads are allocated to each unit of production based on the actual use of the production facilities and fixed production overheads are allocated to the cost of conversion based on the normal capacity of the production facilities. We determine normal capacity as being a reasonable level of production volume supported by sufficient customer demand without any abnormal equipment downtime due to shortages of materials and labor. Expenses relating to abnormal levels of idle or excess facilities, spoilage and similar costs are expensed as incurred. In 2004, 2005 and 2006, we did not incur any abnormal amounts of idle facility expenses or spoilage as our manufacturing facilities were operating at normal capacity.

We write down the cost of inventory that we specifically identify and consider as obsolete. Finished goods inventory is considered obsolete when it has less than six months of remaining shelf life. Our raw materials and packaging materials are not subject to significant risk of obsolescence. We manage our inventory level based on our estimates of future demand within a specific time period, generally three months or less based on existing customer orders and, to a limited extent, forecasted customer orders. Given our manufacturing plan is primarily based on existing customer orders, we have recorded minimal inventory write-downs in the past. Our inventory write-downs for 2004, 2005 and 2006 were RMB2.3 million, RMB1.4 million and RMB2.1 million ($0.3 million), respectively.

Depreciation and Amortization

Our long-lived assets include property, plant and equipment, intangible assets such as customer relationships, developed technology and product trademarks, manufacturing licenses and goodwill.

Except for goodwill, we amortize our long-lived assets using the straight-line method over the estimated useful lives of the assets. We make estimates of the useful lives of property, plant and equipment (including the salvage values) and intangibles, in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. We estimate the useful lives at the time we acquire the assets based on our historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, we might shorten the useful lives assigned to these assets, which will result in the recognition of increased depreciation and amortization expense in future periods. There has been no change to the estimated useful lives and salvage values in 2004, 2005 and 2006.

Long-Lived Assets and Goodwill

As of December 31, 2006, our intangible assets primarily consisted of developed technology and customer relationships that were acquired in connection with our acquisition of Nanjing Simcere in 2003 and our acquisition of an 80.0% equity interest in Yantai Medgenn. We allocate the cost of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair value on the date of acquisition. This process is commonly referred to as the purchase price allocation. As part of the purchase price allocation, we are required to determine the fair value of any intangibles acquired. The determination of the fair value of the intangible assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future.

The fair values of developed technology and customer relationships were determined by independent appraisers.

The developed technology acquired in connection with our acquisition of an 80.0% equity interest in Yantai Medgenn represents the right to use, manufacture, market and sell our innovative anti-cancer drug, Endu, as well as the Endu-related invention patents in the PRC and the United States. Endu was developed internally by Yantai Medgenn based on a modified version of endostatin, a broad spectrum antiangiogenic protein, which was invented by a team of scientists led by Dr. Yongzhang Luo and Dr. Bin Zhou, who founded Yantai Medgenn. Endu has been engineered to contain an additional nine-amino acid sequence to enhance protein purification, solubility and stability and has been shown to improve the function of endostatin. Prior to our acquisition of Yantai Medgenn, Yantai Medgenn had successfully obtained the new medicine certificate for Endu in September 2005 and the relevant approvals for the manufacturing and sale of Endu in the PRC from the SFDA in March 2006. Endu was the only pharmaceutical product researched and developed by Yantai Medgenn as of the date of our acquisition. Yantai Medgenn did not enter into any collaboration or licensing arrangements with, or have any unfulfilled obligations to, third parties associated with the development of Endu. As such, since its inception and as of the date of our acquisition, Yantai Medgenn has not been engaged in any other research and development activities other than the research and development of Endu. Yantai Medgenn did not have any in-process research and development activities as of the date of our acquisition.

We estimated the fair value of the developed technology related to Endu based on an income approach. Under this approach, fair value of an asset is determined based on the present value of projected future net cash flows associated with the use of the asset. The most significant estimates and assumptions inherent in the income approach when we valued the developed technology include: the growth rate of our revenue from sales of Endu; the earnings before interest and tax, or EBIT, margin derived from sales of Endu; the discount rate selected to measure the risks inherent in future cash flows from Endu; and our assessment of Endu’s life cycle. We also considered competitive trends influencing its sales, including consideration of any technical, legal, regulatory, and economic barriers to entry. In determining the fair value of the developed technology, we have assumed that Endu’s remaining product life cycle is 16 years. We have also assumed an annual revenue growth rate of 50.0% from 2007 to 2010, an annual revenue growth rate ranging from 0.3% to 2.8% from 2011 to

2016; and an annual rate of decline of 9.7% to 79.7% from 2017 to 2022. Any material change in any of the key assumptions would affect the fair value of the developed technology which would have an offsetting effect on the amount of goodwill recognized from the acquisition of Yantai Medgenn. For example, a decrease in the growth rate of revenue of five percentage points from 2007 to 2010 would decrease the fair value of the developed technology by approximately RMB16.3 million. The actual sales of Endu in January and February of 2007 amounted to RMB23.1 million, which is consistent with our revenue projection for those months. However, future events, such as market acceptance of Endu, introduction of superior pharmaceuticals by our competitors, regulatory actions, safety concerns as to our pharmaceuticals, and challenges to and infringement of our intellectual property rights, could result in write-downs of the carrying value of the developed technology. We cannot assure you that such events will not occur and future impairment of our developed technology will not have a material adverse impact on our financial condition and results of operations. See “Risk Factors—Risks Related to Our Company— A significant amount of intangible assets and goodwill are recorded on our balance sheet. Future impairment of our intangible assets or goodwill could have a material adverse impact on our financial condition and results of operations.”

We estimated that the economic useful life of the developed technology of Endu is 16 years by taking into consideration the remaining protection period of Endu’s patent right in China and the expected competitive trend in the PRC market. Endu’s invention patent right in the PRC has an effective period of 20 years from May 21, 2000. The PRC invention patent restricts any other entity or individual, without our authorization, from making, using, offering to sell, selling or importing Endu or its chemical compositions. The patent covering Endu obtained in the United States has an effective period of 20 years from December 5, 2002, the date the patent application was filed, and provides similar protection in the United States as the PRC invention patent right does in the PRC. As the owner of Endu and its related invention patent rights in the PRC, we have the right to use the developed technology in the PRC subject to obtaining the new medicine certificate and the relevant approvals to manufacture and sell Endu from the SFDA, which we have already obtained. We adopted a straight-line method of amortization for this intangible asset as the pattern in which its economic benefits are used up cannot be reliably determined.

Material changes in any of our key assumptions, such as the validity or the terms of Endu’s underlying patents, would affect the fair value allocated to Endu. As patent applications can often take many years to approve and issue, there may be pending applications, known or unknown to us, that may later result in issued patents that our technologies, product candidates or products may infringe. Specifically, under PRC patent law, the term of patent protection starts from the date the patent was filed, instead of the date it was issued as is the case in many other jurisdictions. As such, our priority in any PRC patents may be defeated by third-party patents issued on a later date if the applications for such patents were filed prior to our own, and the technologies underlying such patents are the same or substantially similar to ours. In addition, others may, among other things, independently develop similar or alternative technologies or duplicate our technologies without infringing our patents, may challenge and invalidate our issued patents or possess patents that prevent us from developing or commercializing our products. If any of these circumstances arise, we could lose our patents, be liable for monetary damages and/or be forced to redesign, if possible, our technologies. As a result, the fair value of our developed technology related to our product could be materially affected as well, leading to a write-off of our intangible assets. However, patent positions of pharmaceutical companies can be highly uncertain and involve complex legal and factual questions. Furthermore, changes in either patent laws or in interpretations of patent laws in China or other countries may further alter the protection of our patents and the actions available to us or to third parties. Therefore, we are unable to estimate the likelihood and the scope of any possible claims against our patents, if any, or the claims that we may have against other third parties, if any.

For customer relationships, the fair value was based on an excess earnings or income approach which takes into consideration the projected cash flows to be generated from these customers. Future cash flows are predominately based on the net income forecast of each project and the historical pricing, margins and expense levels of similar products, taking into consideration the relevant market size and growth factors, expected industry trends, individual pharmaceutical product life cycles, and the valid period of each product’s underlying patent. The resulting cash flows are then discounted at a rate approximating our weighted average cost of capital.

We evaluate long-lived assets, including property, plant and equipment and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess recoverability by comparing the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, we recognize an impairment charge based on the amount by which the carrying amount of the asset exceeds the fair value of the asset. We estimate the fair value of the asset based on the best information available, including prices for similar assets and in the absence of an observable market price, the results of using a present value technique to estimate the fair value of the asset. For the periods presented, no impairment on our long-lived assets was recorded.

We evaluate goodwill at least annually for impairment, and more frequently if events and circumstances indicate that it might be impaired. We evaluate the recoverability of goodwill using a two-step impairment test approach at the reporting unit level at the end of each year. The first step of the impairment test involves comparing the fair value of our reporting unit with the reporting unit’s carrying amount, including goodwill. Secondly, if the carrying amount of the reporting unit exceeds its fair value, we then recognize an impairment loss for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. We determine the implied fair value of goodwill by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. As of December 31, 2004, 2005 and 2006, our goodwill balance was RMB13.8 million, RMB13.8 million and RMB100.6 million ($12.9 million), respectively. Our goodwill balance as of December 31, 2004 and 2005 related to our acquisition of Nanjing Simcere in 2003 and the increase in goodwill in 2006 was primarily related to our acquisition of 80.0% of Yantai Medgenn in September 2006. The goodwill balance has been allocated to the manufacturing and sales reporting unit for the purpose of testing goodwill for impairment. The fair value of this reporting unit is determined using the present value of expected future cash flows. There have been no impairment charges recognized for goodwill in 2004, 2005 and 2006.

Research and Development

We expense research and development costs as and when incurred. These expenses include the costs of our internal research and development activities and the costs of research and development conducted by others on our behalf, such as through third-party collaboration arrangements. We expense research and development costs in connection with research and development collaboration arrangements as incurred. For advance payments made under third-party collaboration arrangements, we defer the payments until the related services have been performed by the contracted parties, which is demonstrated by status updates in progress reports provided by the contracted parties. In addition, our project managers and in-house research personnel monitor research and development activities performed by contracted parties on an on-going basis and examine progress reports to ensure that the data submitted by the contracted parties is reliable in order to minimize any uncertainties associated with our reliance on such data. Historically, advance payments made under our collaboration arrangements have not been material. As of December 31, 2004, 2005 and 2006, we did not defer any advance payments for our third-party collaboration arrangements as the related research and development services were performed at the end of each balance sheet date.

We expense the costs of acquired technology know-how (drug in a development stage) that are purchased from others for a particular research and development project either singly, or as part of a group of assets, or as part of a business combination, and that have no alternative future uses (in other research and development projects or otherwise) as research and development costs. We have determined that for an acquired technology know-how to have an alternative future use, it should be (a) reasonably expected that we will use the technology in an alternative manner for an economic benefit and (b) our use of the technology is not contingent on further development subsequent to acquisition (that is, it can be used in an alternative manner at the acquisition date). In 2004, 2005 and 2006, none of our acquired technology know-how was determined to have an alternative future use at the acquisition date since technological feasibility was not established and regulatory approval from the SFDA was not obtained. Further subsequent development, including additional clinical testing was required to obtain the necessary regulatory approvals before the product can be launched into the market for sale.

Share-based Compensation

We adopted Statement of Financial Accounting Standard No. 123 (revised 2004), or SFAS No. 123R, on January 1, 2006. Under SFAS No. 123R, we are required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize the cost as an expense in our consolidated statements of income over the period during which an employee is required to provide service in exchange for the award.

We determined the fair value of options using the Black-Scholes option pricing model. Under this option pricing model, certain assumptions, including the risk-free interest rate, the expected term of the options, the expected dividends on the underlying ordinary shares, and the expected volatility of the price of the underlying share for the expected term of the option, are required in order to determine the fair value of the options. Additionally, our share price on the date of the option grant influences the fair value of the option. Notwithstanding that the exercise price of options approximates the estimated share price of our ordinary shares on the grant date, a higher share price would result in a higher option value. For the options granted in November 2006 under our 2006 share incentive plan, we used an expected volatility of 40.0%, estimated share price of our ordinary shares of $4.16, expected term of the options of 5.5 years, expected dividend yield of 0.0% and a risk-free interest rate of 5.11%, resulting in an estimated fair value per option of RMB14.69 ($1.88).

For the purpose of determining the estimated fair value of our share options, we believe expected volatility and estimated share price of our ordinary shares are the most sensitive assumptions since we are a privately held company at the date we granted our options. Changes in the volatility assumption and the estimated share price of our ordinary shares could significantly impact the estimated fair values of the options calculated by the Black-Scholes option pricing model. Expected volatility is estimated based upon the latest five-year average volatility of six guideline companies listed in the United States with similar business as ours, all of which had been trading for at least five years. Guideline companies were used because we did not have a trading history at the time the options were issued and prior to having sufficient share price history to calculate our own historical volatility, we believe that the average volatility of the guideline companies is a reasonable benchmark to use in estimating the expected volatility of our ordinary shares.

In determining the value of our ordinary shares for purposes of recording share-based compensation, we have considered the guidance prescribed by the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” or the Practice Aid. Specifically, paragraph 16 of the Practice Aid sets forth the preferred types of valuation that should be used. We have followed the “level A” recommendation, the most preferred method of valuation recommended by the Practice Aid, and established the fair value of our ordinary shares at the date of grant using a contemporaneous valuation by an independent valuation firm, American Appraisal China Limited, or American Appraisal, as of November 15, 2006. American Appraisal used a weighted average of equity value derived by using a combination of the income approach, or the discounted cash flow method, and the market approach, or the guideline company method. American

Appraisal applied an equal weight for both the market approach and the income approach to arrive at the fair value for our ordinary shares. There was no significant difference between our enterprise value, or EV, derived using the income approach and our EV derived using the market approach.

For the market approach, American Appraisal considered the market profile and performance of the six guideline companies and used such information to derive market multiples. American Appraisal then calculated the following three multiples for the guideline companies: EV to sales multiple, EV to earnings before interest, tax, depreciation and amortization, or EBITDA, multiple and EV to earnings before interest and tax, or EBIT, multiple. Due to the different growth rates, profit margins and risk levels between us and the guideline companies, price multiple adjustments were made. American Appraisal used the 2007 adjusted median price multiples of the guideline companies in the valuation of our ordinary shares.

For the income approach, American Appraisal utilized discounted cash flow, or DCF, analysis based on our projected cash flows from 2006 through 2011. American Appraisal used a weighted average cost of capital, or WACC, of 15.0%, based on the WACC of the guideline companies.

American Appraisal also applied a discount for lack of marketability of 11.0% to reflect the fact that there is no ready market for shares in a closely held company like us. When determining the discount for lack of marketability, the Black-Scholes option pricing model was used. Under this option pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the discount for lack of marketability. This option pricing method was used because it takes into account certain company-specific factors, including our size and the volatility of the share price of the guideline companies engaged in the same industry. Volatility of 40.0% was determined by using the mean of volatility of the guideline companies used in the market approach.

The above assumptions used by American Appraisal in deriving the fair values were consistent with our business plan and major milestones achieved by us. American Appraisal also applied other general assumptions, including the following:

•	no material changes in the existing political, legal, fiscal and economic conditions and pharmaceutical industry in China;

•	no major changes in tax law in China or the tax rates applicable to our subsidiaries and consolidated affiliated entities in China;

•	exchange rates between the Renminbi and U.S. dollar will not differ materially from current rates;

•	our future growth will not be constrained by the lack of funding;

•	our continuing ability to retain competent management and key personnel to support our ongoing operations; and

•	industry trends and market conditions for the pharmaceutical and related industries will not deviate significantly from economic forecasts.

Although it is reasonable to expect that the completion of this offering may increase the value of our ordinary shares underlying outstanding options as a result of the increased liquidity and marketability of our shares, the amount of such additional value could not be measured with precision or certainty at the time of the appraisal. With respect to the options granted on March 22, 2007, our board of directors determined that the midpoint of the estimated price range for this offering would be a reasonable measure of the fair value of our ordinary shares.

Results of Operations

The following table sets forth a summary of our statements of income for the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

	Year Ended December 31,
	2004		2005		2006
	RMB	% of Total Revenues	RMB	% of Total Revenues	RMB	% of Total Revenues
	(in thousands, except percentages)
Product revenues	563,575	99.9	736,220	99.9	947,797	99.7
Other revenue—VAT refunds	623	0.1	794	0.1	2,809	0.3

Total revenues	564,198	100.0	737,014	100.0	950,606	100.0
Cost of materials and production	(153,795)	(27.3)	(171,074)	(23.2)	(190,560)	(20.0)

Gross profit	410,403	72.7	565,940	76.8	760,046	80.0

Operating expenses:
Research and development expenses	(19,907)	(3.5)	(16,288)	(2.2)	(34,289)	(3.6)
Sales, marketing and distribution expenses	(230,865)	(40.9)	(312,426)	(42.4)	(442,757)	(46.6)
General and administrative expenses	(77,593)	(13.8)	(87,139)	(11.8)	(98,249)	(10.3)

Total operating expenses	(328,365)	(58.2)	(415,853)	(56.4)	575,295	(60.5)

Income from operations	82,038	14.5	150,087	20.4	184,751	19.5
Interest income	1,001	0.2	932	0.1	2,827	0.3
Interest expense	(17,031)	(3.0)	(14,999)	(2.0)	(10,705)	(1.2)

Income before income tax expense and minority interests	66,008	11.7	136,020	18.5	176,873	18.6
Income tax expense	(20,986)	(3.7)	(32,514)	(4.5)	(6,952)	(0.7)

Income before minority interests	45,022	8.0	103,506	14.0	169,921	17.9
Minority interests	1,223	0.2	(761)	(0.1)	2,337	0.3

Net income	46,245	8.2	102,745	13.9	172,258	18.2

Comparison of Years Ended December 31, 2005 and December 31, 2006

Total Revenues.    Our total revenues include product revenues and other revenues. Product revenues represent our total revenues from the sales of our products, less VAT. Other revenues represent the refund of a portion of the VAT paid by Nanjing Simcere to the local tax authority, as Nanjing Simcere operates in a special economic zone in Jiangsu Province. Our total revenues increased by 29.0% to RMB950.6 million ($121.8 million) in 2006 from RMB737.0 million in 2005. This increase was due primarily to a significant increase in sales of our branded generic anti-stroke medication, Bicun, which increased to RMB230.9 million ($29.6 million) in 2006 from RMB139.5 million in 2005. We began to sell Endu in July 2006, and sales of Endu amounted to RMB34.7 million ($4.4 million) in 2006. In addition, sales of our generic OTC pharmaceutical Biqi increased by 201.7% to RMB71.5 million ($9.2 million) in 2006 from RMB23.7 million in 2005 as we initiated a television advertising campaign to promote Biqi in March 2006. The increase in our total revenues was also attributable to sales increases of our other pharmaceutical products, including Zailin, Yingtaiqing and other medicines.

Cost of Materials and Production.    Total cost of materials and production increased by 11.4% to RMB190.6 million ($24.4 million) in 2006 from RMB171.1 million in 2005. However, cost of materials and production as a percentage of our total revenues decreased to 20.0% in 2006 from 23.2% in 2005. This decrease was due primarily to the increase in the sales of Bicun, Endu and Biqi, since the cost of materials and production of Bicun and Biqi as a percentage of their revenues is lower than those of our other major products as we manufacture the raw materials used for the manufacture of Bicun and Biqi, instead of purchasing it from third party suppliers. In addition, cost of materials and production as a percentage of revenue is lower for our innovative pharmaceutical Endu, compared to those of our generic pharmaceuticals. The decline was also a result of our increased economies of scale and higher efficiencies in our manufacturing and production processes.

Gross Profit and Gross Margin.    As a result of the foregoing, our gross profit increased by 34.3% to RMB760.0 million ($97.4 million) in 2006 from RMB565.9 million in 2005. Our gross margin increased to 80.0% in 2006 from 76.8% in 2005.

Operating Expenses.    Our operating expenses increased by 38.3% to RMB575.3 million ($73.7 million) in 2006 from 415.9 million in 2005. Operating expenses as a percentage of our total revenues increased to 60.5% in 2006 from 56.4% in 2005.

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Research and Development Expenses.    Our research and development expenses increased by 110.5% to RMB34.3 million ($4.4 million) in 2006 from RMB16.3 million in 2005. Research and development expenses as a percentage of our total revenues increased to 3.6% in 2006 from 2.2% in 2005. This increase was due primarily to additional research and development expenses associated with the development of product candidates, the increased headcount of our research and development personnel and increases in their salaries and benefits. The increase was also attributable to our collaboration arrangements with Tsinghua University and other institutions.

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Sales, Marketing and Distribution Expenses.    Our sales, marketing and distribution expenses increased by 41.7% to RMB442.8 million ($56.7 million) in 2006 from RMB312.4 million in 2005. Sales, marketing and distribution expenses as a percentage of our total revenues increased to 46.6% in 2006 from 42.4% in 2005. This increase was due primarily to a significant increase in television advertising and other selling expenses in connection with the promotion of our OTC pharmaceutical Biqi, other promotional expenses incurred in connection with the promotion of our other products and the increase in salaries and bonus payments and training expenses in connection with the launch of Endu in July 2006. We believe that such promotional efforts have substantially increased the market recognition of the Biqi brand and our Simcere trade name.

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General and Administrative Expenses.    Our general and administrative expenses increased by 12.7% to RMB98.2 million ($12.6 million) in 2006 from RMB87.1 million in 2005 due primarily to the increase in our administrative personnel in preparation of becoming a listed company. However, general and administrative expenses as a percentage of our total revenues decreased to 10.3% in 2006 from 11.8% in 2005 as a result of our increased economies of scale.

Interest Income.    Our interest income increased by 203.3% to RMB2.8 million ($0.4 million) in 2006 from RMB0.9 million in 2005 as a result of an increased average balance of our cash in interest-bearing savings accounts.

Interest Expense.    Our interest expense decreased by 28.6% to RMB10.7 million ($1.4 million) in 2006 from RMB15.0 million in 2005. This decrease was due to the decreased average balance of our short-term bank borrowings in 2006 and the capitalization of RMB1.6 million ($0.2 million) interest expense as construction costs related to the construction of our facilities in 2006.

Income Tax Expense.    Income tax expense decreased by 78.6% to RMB7.0 million ($0.9 million) in 2006 from RMB32.5 million in 2005. Our effective income tax rates in 2005 and 2006 were 23.9% and 3.9%, respectively. The decreases in our income tax expense and our effective income tax rate was primarily because both Hainan Simcere and Nanjing Simcere became entitled to a two-year exemption from enterprise income tax starting from 2006 after they became foreign-invested enterprises in March 2006. As a result of this tax exemption, our income tax expense was reduced by RMB38.8 million ($5.0 million) in 2006.

Minority interests.    Minority interests in 2006 was a credit of RMB2.3 million ($0.3 million) compared to a debit of RMB0.8 million in 2005. In 2006, the minority share of the losses of certain of our subsidiaries exceeded the minority share of the income of our other subsidiaries.

Net Income.    Our net income in 2006 increased by 67.8% to RMB172.3 million ($22.1 million), or RMB1.86 ($0.24) per share, from RMB102.7 million, or RMB1.49 per share, in 2005, while net margin increased to 18.2% in 2006 from 13.9% in 2005. Without the tax exemption enjoyed by Hainan Simcere and Nanjing Simcere, our net income would have been RMB133.5 million ($17.1 million), or RMB1.44 ($0.19) per share, in 2006.

Comparison of Years Ended December 31, 2004 and December 31, 2005

Total Revenues.    Our total revenues increased by 30.6% to RMB737.0 million in 2005 from RMB564.2 million in 2004. This increase was due primarily to a significant increase of sales of our generic anti-stroke medication, Bicun, which we began to market and sell in February 2004. Sales of Bicun increased significantly to RMB139.5 million in 2005 from RMB24.1 million in 2004. The increase was also attributable to sales increase of our Zailin, Yingtaiqing and Anqi brands of pharmaceuticals.

Cost of Materials and Production.    Total cost of materials and production increased by 11.2% to RMB171.1 million in 2005 from RMB153.8 million in 2004. However, cost of materials and production as a percentage of our total revenues decreased to 23.2% in 2005 from 27.3% in 2004. The decrease was due primarily to the increase in the sales of Bicun, for which the cost of materials and production as a percentage of its revenue is lower than those of our other products.

Gross Profit and Gross Margin.    As a result of the foregoing, our gross profit increased by 37.9% to RMB565.9 million in 2005 from RMB410.4 million in 2004. Our gross margin increased to 76.8% in 2005 from 72.7% in 2004.

Operating Expenses.    Our operating expenses increased by 26.6% to RMB415.9 million in 2005 from RMB328.4 million in 2004. Operation expenses as a percentage of our total revenues decreased to 56.4% in 2005 from 58.2% in 2004.

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Research and Development Expenses.    Our research and development expenses decreased by 18.2% to RMB16.3 million in 2005 from RMB19.9 million in 2004. Research and development expenses as a percentage of our total revenues decreased to 2.2% in 2005 from 3.5% in 2004. This decrease was due primarily to a decrease in research and development expenses associated with Bicun, the research of which was substantially completed when we launched Bicun in February 2004.

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Sales, Marketing and Distribution Expenses.    Our sales, marketing and distribution expenses increased by 35.3% to RMB312.4 million in 2005 from RMB230.9 million in 2004. Sales, marketing and distribution expenses as a percentage of our total revenues increased to 42.4% in 2005 from 40.9% in 2004. The increase was due primarily to increases in personnel expenses related to sales, marketing and distribution as well as increased marketing expenses. Personnel expenses related to sales, marketing and distribution increased both in absolute terms and as a percentage of our total revenues as a result of increases in salaries and bonus payments and training expenses in connection with the increase in our sales and marketing personnel related to our increased promotion of Bicun and Biqi in 2005 as compared to 2004. Marketing expenses increased in absolute terms in line with the increase of our total revenue, but decreased as a percentage of our total revenues as we incurred a significant amount of marketing expenses associated with the launch of Bicun in 2004. We believe that such promotional efforts have substantially increased the market recognition of our Bicun brand and our Simcere trade name, which in turn, contributed to the substantial increase in sales of Bicun in 2005. Going forward, as we continue to launch additional new products, we expect sales, marketing and distribution expenses to increase in absolute terms in line with increases in our total revenues.

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General and Administrative Expenses.    General and administrative expenses increased by 12.3% to RMB87.1 million in 2005 from RMB77.6 million in 2004. The increase was due primarily to increases in salaries and bonus payments in connection with the increased headcount of our administrative personnel and their travel expenses, which is partially offset by a decrease in depreciation of our office building. General and administrative expenses as a percentage of our total revenues decreased to 11.8% in 2005 from 13.8% in 2004.

Interest Income.    Interest income decreased by 6.9% to RMB0.9 million in 2005 from RMB1.0 million in 2004 as a result of a decreased average balance of our cash in interest bearing savings accounts.

Interest Expense.    Our interest expense decreased by 11.9% to RMB15.0 million in 2005 from RMB17.0 million in 2004. This decrease was due primarily to the decreased average balance of our short-term bank borrowings in 2005.

Income Tax Expense.    Income tax expense increased by 54.9% to RMB32.5 million in 2005 as compared to RMB21.0 million in 2004. Our effective income tax rates in 2004 and 2005 were 31.8% and 23.9%, respectively. The decrease in our effective tax rate was due to RMB7.4 million tax rebates received for Nanjing Simcere in 2005. The tax rebate is discretionary and the amount varies year-to-year based on the availability of government funding as determined by the provincial tax authority in Jiangsu Province. Accordingly, there is no assurance that we will receive any tax rebates in the future and our future effective tax rate may not be comparable.

Minority Interests.    Minority interests for the year ended December 31, 2005 was a debit of RMB0.8 million compared to a credit of RMB1.2 million for 2004. For 2004, the minority share of the losses of certain of our subsidiaries exceeded the minority share of income of our other subsidiaries.

Net Income.    Our net income in 2005 increased by 122.3% to RMB102.7 million or RMB1.49 per share from RMB46.2 million or RMB0.67 per share in 2004, while net margin in 2005 increased to 13.9% from 8.2% in the same period in 2004.

Liquidity and Capital Resources

The following table sets forth a summary of our net cash flows for the periods indicated:

	For the Year Ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	USD
	(in thousands)
Net cash provided by operating activities	127,412	106,339	118,951	15,242
Net cash used in investing activities	(63,344)	(1,219)	(259,196)	(33,212)
Net cash (used in) provided by financing activities	(22,589)	(117,732)	156,212	20,016
Net increase (decrease) in cash and cash equivalents	41,479	(12,612)	15,967	2,046
Cash at beginning of year	61,193	102,672	90,060	11,540
Cash at end of year	102,672	90,060	106,027	13,586

To date, we have financed our operations primarily through cash flows from operations, short-term bank borrowings, as well as equity contributions by our shareholders. As of December 31, 2006, we had negative working capital of RMB156.7 million ($20.1 million) that was primarily caused by our investments in manufacturing and research and development facilities and business acquisitions that were funded by cash flows from operations and short-term bank borrowings. We have been able to increase our revenue and net income and generate positive cash flows from operations in each of 2004, 2005 and 2006. We were also able to repay our obligations and bank borrowings when they became due.

As of December 31, 2006, we had RMB333.0 million ($42.7 million) in outstanding short-term bank loans and borrowings, which bore weighted-average interest rates of 5.62%. These short-term bank loans and borrowings have terms ranging from three to twelve months, and expire at various times throughout the year. These facilities contain no specific renewal terms but we have historically been able to obtain extensions of some of the facilities shortly before they mature. We plan to repay these short-term bank loans and borrowings with approximately $30.0 million of the net proceeds from this initial public offering and with cash generated by our operating activities. As of December 31, 2006, we also had RMB106.0 million ($13.6 million) in cash. Our cash primarily consists of cash on hand and cash deposited in banks and interest-bearing savings accounts.

In addition, we plan to use approximately $52.0 million, $14.0 million and $13.0 million of the net proceeds from this initial public offering to fund our research and development efforts, to fund our GMP-certified production facilities and to expand our marketing force and strengthen our marketing efforts, respectively. We expect to increase our research and development expenses in absolute terms in the future as we continue to focus on research and development activities to expand our business.

We believe that our current levels of cash and cash flows from operations and bank borrowings, combined with the net proceeds from this offering, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we ever determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.

Operating Activities

Net cash provided by operating activities in 2006 increased by 11.9% to RMB119.0 million ($15.2 million) from RMB106.3 million in 2005, due primarily to increases in the amount of cash provided by sales of our products and the timing of the settlement of trade receivables.

Net cash provided by operating activities decreased by 16.5% to RMB106.3 million in 2005 from RMB127.4 million in 2004, due primarily to increases in accounts receivable and bills receivable, cash payments related to increased inventory levels and the timing of payments of vendor invoices.

A primary factor affecting our operating cash flows will continue to be the timing of customer receipts and vendor payments in the ordinary course of business. Although our revenue and net income increased in 2005 compared to 2004, our net cash provided by operating activities decreased in 2005 because more customers chose to make payments with bills receivable instead of cash. Bills receivable are short-term notes receivable issued by a financial institution that entitle us to receive the full face amount from the financial institution at maturity, which generally ranges from 3 to 6 months from the date of issuance. Although the increased use of bills receivable by our customers has an adverse impact on the timing of our cash inflows from operating activities, it significantly reduces our credit risk exposure. As our business continues to expand, we expect more customers to make payments with bills receivable instead of cash. In addition, we do not expect any significant change to the credit terms offered to our customers or the payment terms offered by our vendors that would affect the timing of customer receipts and vendor payments in the foreseeable future periods. We expect cash provided from operating activities to continue to be a major source of liquidity for us and the future trend will continue to be affected by the factors described above.

Investing Activities

Net cash used in investing activities in 2006 increased significantly to RMB259.2 million ($33.2 million) in 2006 from RMB1.2 million in 2005. Net cash used in investing activities in 2006 consisted primarily of our net cash payment of RMB178.0 million ($22.8 million) in connection with the acquisition of 80.0% equity interest of Yantai Medgenn and cash payments totalling RMB91.9 million ($11.8 million) for the costs of obtaining land use rights and the purchases of property, plant and equipment.

Net cash used in investing activities in 2005 decreased significantly to RMB1.2 million from RMB63.3 million in 2004. The decrease was primarily because we had a RMB15.0 million decrease in pledged bank deposits in 2005 while we had a RMB20.0 million increase in pledged bank deposits in 2004. The decrease in 2005 was also due to an increase in proceeds from the collection of loans and advances due from related parties.

Financing Activities

Net cash provided by financing activities in 2006 amounted to RMB156.2 million ($20.0 million), while net cash used in financing activities in 2005 amounted to RMB117.7 million. Net cash provided by financing activities in 2006 mainly consisted of short-term bank and other borrowings and capital contribution, loans and advances from Assured Ahead Investments Limited in connection with its investment in our company in March 2006 which were partially offset by principal payments on bank borrowings and the distribution payment to New Good Management Limited in connection with our reorganization. Net cash used in financing activities in 2005 primarily was due to our principal payments on bank borrowings and loans due to related parties for the period exceeding our proceeds from short-term bank and other borrowings and loans and advances from related parties for the period.

Net cash used in financing activities increased significantly to RMB117.7 million in 2005 from RMB22.6 million in 2004, primarily because our principal payments on bank borrowings and loans due to related parties for the period exceeded our proceeds from short-term bank and other borrowings and loans and advances from related parties.

Capital Expenditures

In 2004, 2005 and 2006, our capital expenditures totaled RMB40.8 million, RMB44.6 million and RMB91.9 million ($11.8 million), respectively. In past years, our capital expenditures consisted primarily of the costs of obtaining land use rights and the purchases of property, plant and equipment and our research and development facilities. We estimate that our capital expenditures in 2007 will be approximately RMB50.0 million, which we will use mainly for the purchase of equipment in connection with the expansion of our research and development facilities.

Contractual Obligations

The following table sets forth our contractual obligations at December 31, 2006:

	Contractual Obligations
	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Short-term bank and loan borrowings	333,000	—	—	—	333,000
Interest payments	72	—	—	—	72
Operating lease commitments	540	6	6	43	595
Research and development projects	760	615	—	—	1,375
Capital commitments	42,400	—	—	—	42,400
Purchase commitments	67,370	28,000	—	—	95,370

Total	444,142	28,621	6	43	472,812

In addition, in connection with our acquisition of Yantai Medgenn in September 2006, we have an obligation to pay the remaining balance of the acquisition cost, amounting to RMB9.8 million, no later than June 30, 2008, upon completion of the trial period for certain quality control measures in relation to Endu, which are procedural in nature.

Off-Balance Sheet Arrangements

We do not have any outstanding interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts. In the ordinary course of our business, we do not enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships that are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the PRC National Bureau of Statistics, the change in Consumer Price Index in China was 3.9%, 1.8% and 1.5% in 2004, 2005 and 2006, respectively.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Our revenues, costs and expenses are currently denominated entirely in Renminbi. As a result, fluctuations in the value of Renminbi may affect the price competitiveness of our products versus competitor products from multinational pharmaceutical companies. Although the conversion of the Renminbi is highly regulated in China, the value of the Renminbi against the value of the U.S. dollar or any other currency nonetheless may fluctuate and be affected by, among other things, changes in China’s political and economic conditions. Under the currency policy in effect in China today, the Renminbi is permitted to fluctuate in value within a narrow band against a basket of certain foreign currencies. China is currently under significant international pressures to liberalize this government currency policy, and if such liberalization were to occur, the value of the Renminbi could appreciate or depreciate against the U.S. dollar.

We use Renminbi as the reporting and functional currency for our financial statements. All transactions in currencies other than Renminbi during the year are recorded at the exchange rates prevailing on the respective relevant dates of such transactions. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than Renminbi are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated income statement. Fluctuations in exchange rates may also affect our balance sheet. For example, to the extent that we need to convert U.S. dollars received in this offering into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would have an adverse effect on Renminbi amount that we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against Renminbi would have a negative effect on the U.S. dollar amount available to us. Considering the amount of our cash balance as of December 31, 2006, and including with that amount the anticipated net proceeds that we will receive from this offering, a 1.0% change in the exchange rates between Renminbi and the U.S. dollar will result in an increase or decrease of RMB11.8 million ($1.5 million) for our total amount of cash balance.

We do not believe that we currently have any significant direct foreign currency exchange rate risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments.

Interest Rate Risk

Our risk exposure from changes in interest rates relates primarily to the interest expenses associated with our short-term bank borrowings as well as the interest income generated by excess cash invested in demand and savings deposits. We have not historically used, and do not expect to use in the future, any derivative financial instruments to manage our interest risk exposure. Interest- earning instruments and borrowings carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates.

Recently Issued Accounting Pronouncements

In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statements No. 109,” or FIN 48. FIN 48 clarifies the accounting for uncertainty in tax positions. This interpretation requires us recognize in our consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. FIN 48 will be effective for the first fiscal year beginning after December 15, 2006. We do not expect the adoption of this interpretation to have a material effect on our consolidated financial statements.

OUR INDUSTRY

With approximately one-fifth of the world’s population and a fast-growing gross domestic product, China presents significant potential for the pharmaceutical industry. According to the Freedonia Group, pharmaceutical demand in China reached RMB198.0 billion ($25.4 billion) in 2005, representing a growth of 12.1% annually since 2000. The Freedonia Group expects the total pharmaceutical expenditure in China to grow at 13.6% annually between 2005 and 2010. Such growth rate is significantly higher as compared to the rest of the world, where growth of the pharmaceutical industry is projected to be at a CAGR of 5.0% to 8.0% between 2004 and 2009 according to IMS Health.

The following table sets forth the historical and projected pharmaceutical market trends in China in terms of demand from 1995 to 2015:

Source: The Freedonia Group

Pharmaceutical Demands by Therapeutic Group

As of 2005, the top five categories of pharmaceuticals by therapeutic group included anti-infective agents, gastrointestinal agents, cardiovascular agents, hormones and related agents and biological agents and vaccines, with each category constituting approximately 23.2%, 14.0%, 12.5%, 11.9% and 9.2%, respectively, of the total pharmaceutical demand. The increase in pharmaceutical demand in China is expected to extend into most of these therapeutic groups. According to the Freedonia Group, anti-infective agents will continue to post the largest share of sales based on the widespread need to upgrade and expand infection prevention standards in rural communities and poorer urban areas. The poor living conditions and the changing lifestyles of the population will also increase demands for gastrointestinal agents. Furthermore, aging demographic patterns will boost growth opportunities for cardiovascular agents as well as anti-cancer drugs throughout China. Demand for vaccines and nutritional agents will rise rapidly as preventive medicine programs are expanded in both rural and urban communities. The following table sets forth the historical and projected pharmaceutical demand by therapeutic group from 1995 to 2015:

	1995	2000	2005	2010	2015
	(in billions of RMB)
Anti-infective agents	16.4	24.5	46.0	88.0	180.0
Gastrointestinal agents	9.5	15.7	27.8	52.0	100.0
Cardiovascular agents	9.2	13.8	24.7	49.0	110.0
Hormones and related agents	8.8	13.1	23.6	45.0	88.0
Biological agents and vaccines	6.8	10.2	18.2	36.0	73.0
Nutritional agents	6.3	8.8	14.4	27.0	56.0
Central nervous system agents	3.4	5.2	13.2	26.0	53.0
Respiratory agents	5.9	7.6	12.8	23.0	46.0
Other therapeutic groups	10.7	13.1	17.3	29.0	54.0

Total	77.0	112.0	198.0	375.0	760.0

Source: The Freedonia Group

We believe the significant growth potential of the pharmaceutical market in China is due to the following factors:

•

Increasing Disposable Income and Spending on Pharmaceuticals.    China’s fast-growing economy has led to an increase in disposable income and improvement of living standards, which has made pharmaceutical products more affordable and accessible and spending on pharmaceuticals more common.

•

Aging Population and Lifestyle-Related Disorders.    The prevalence of several chronic diseases such as arthritis, cardiovascular diseases and cancer is expected to increase in China as a result of an aging population. In addition, as living standards in China continue to increase, many lifestyle-related illnesses are also growing rapidly, which is expected to contribute to spending on pharmaceutical products.

•

Government Support of the Pharmaceutical Industry.    The PRC government has supported the growth of the pharmaceutical industry with a series of initiatives, including encouraging foreign investment in the pharmaceutical industry, raising the ratio of overall research and development investment to gross domestic product and shutting down factories that manufacture counterfeit pharmaceutical products.

•

Cost Efficiency in Developing New Pharmaceutical Products.    China offers lower research and development costs and clinical trial costs compared to western countries. According to the China National Center for Biotechnology Development, the cost of bringing a new pharmaceutical product to market can be as little as $5.9 million in China, as compared to the estimated $800.0 million in western countries.

•

Increased Availability of Funding Under the National Medical Insurance Program and the Inclusion of More Pharmaceuticals in China in the National and Provincial Medical Insurance Catalogs. The PRC government has increased the availability of funding for medical insurance coverage and included more pharmaceuticals in the Medical Insurance Catalogs. As patients’ choices of medicines are often driven by affordability and accessibility, the inclusion of a medicine in the Medical Insurance Catalogs can substantially improve sales of such medicine.

•

Fragmentation of the Pharmaceutical Industry and the Trend for Consolidation.    The pharmaceutical industry in China is highly fragmented and competitive, with 4,738 pharmaceutical manufacturers as of December 31, 2004 according to the NDRC and with no single manufacturer holding more than 4.0% of the market according to the Freedonia Group. The fragmentation of the pharmaceutical industry provides an opportunity for consolidation, as only manufacturers with effective nationwide distribution capabilities, relatively strong research and development capabilities and large-scale production are expected to thrive.

Increasing Disposable Income and Spending on Pharmaceutical Products

According to the China Statistical Yearbook 2006, from 2001 to 2005, the average per capita annual disposable income of China’s urban residents increased from approximately RMB6,859.6 ($879.0) to RMB10,493 ($1,344.5), representing a CAGR of approximately 11.2%. China’s economy is expected to continue to grow, and the gross domestic product is projected to grow from RMB17.9 trillion in 2005 to RMB29.2 trillion ($3.7 trillion) in 2010, according to the Freedonia Group. As disposable income rises, pharmaceutical products will become more affordable and accessible, and people generally spend an increasing proportion of their household income on medicines and medical services, especially in rural and poorer urban areas, when living and financial conditions begin to improve. According to the PRC Ministry of Health, China healthcare expenditures grew from RMB458.7 billion ($58.8 billion) in 2000 to RMB759.0 billion ($97.3 billion) in 2004, representing a growth rate of approximately 10.6% per year. The following table demonstrates the increase in healthcare expenditures from 2000 to 2004:

	2000	2001	2002	2003	2004
	(in billions of RMB)
Government healthcare expenditures	71.0	80.1	90.9	111.7	129.4
Public healthcare expenditures	117.2	121.1	153.9	178.9	222.5
Private healthcare expenditures	270.5	301.4	334.2	367.9	407.1

Total healthcare expenditures	458.7	502.6	579.0	658.5	759.0

Source: Statistical Communiqué of the People’s Republic of China on the 2005 Development of Public Health in China, published by the Ministry of Health Statistics and Information Center

Aging Population and Lifestyle-Related Disorders

According to the Freedonia Group, the proportion of the population in China above 55 is expected to increase from 203.3 million in 2005, or 15.5% of the population in China, to 249.2 million in 2010, and to 288.8 million in 2015, representing 18.4% and 20.7% of the population in China, respectively. According to the Freedonia Group, the average per capita annual healthcare expenditures in China was approximately RMB667.0 in 2005 and is expected to increase to approximately RMB1,125.0 ($144.2) in 2010 and RMB1,915.0 ($245.4) in 2015. The prevalence of several chronic diseases such as arthritis, cardiovascular diseases and cancer is expected to increase with the aging population. In addition, as living standards in China continue to improve, many lifestyle-related illnesses are also growing rapidly. For example, the Freedonia Group estimates that demand for western cardiovascular pharmaceuticals had increased by 16.3% from 2000 to 2005, and is forecasted to grow by 17.2% annually from 2005 to 2010 as the result of the rising prevalence of heart diseases due to the aging population and the increasingly unhealthier lifestyles.

Government Support of the Pharmaceutical Industry

The PRC government has provided a number of incentives to the pharmaceutical industry in recent years. These measures include the encouragement of foreign investment in the pharmaceutical industry, revising the regulatory system for the registration of pharmaceutical products and shutting down factories that manufacture counterfeit pharmaceutical products. The PRC government also encourages the research and development of pharmaceuticals by providing subsidies or grants for research and development projects. According to the NDRC, research and development spending in the pharmaceutical industry in 2005 reached RMB4.3 billion ($0.6 billion) from RMB1.6 billion in 2001.

In February 2006, the PRC government announced plans to raise the ratio of overall research and development investment to gross domestic product to 2.0% by 2010 and to 2.5% by 2020, making a total investment of over RMB900.0 billion ($115.3 billion), and the pharmaceutical industry is one of the targeted industries for the increase in such research and development spending. The PRC government will further increase its funding to build additional pharmaceutical clinical research centers, hospitals and other facilities to increase the capability for pharmaceutical inventions and production during the 11th Five-Year-Plan period from 2006 to 2010.

Cost Efficiency in Developing New Pharmaceutical Products

China offers lower research and development costs and clinical trial costs compared to western countries. According to China National Center for Biotechnology Development, the cost of bringing a new pharmaceutical product to market can be as little as $5.9 million in China, as compared to the estimated $800.0 million in western countries due to lower research and development costs and clinical trial costs. In particular, salaries for research and development personnel in the pharmaceutical industry in China are about one-tenth of those in western countries, and clinical trials cost much less in China compared to in western countries, and can be as low as a third of those in the United States. Due to the large population in China, it is often easier to recruit participants in clinical trials than it is in western countries. In addition, the governmental approval process in China is generally faster than that in western countries. Furthermore, clinical trials conducted in China provide access to data for a different ethnic population, and genetic variation play a large part in determining both susceptibility to disease and the safety and efficacy of the products used to treat it.

Increased Availability of Funding under the National Medical Insurance Program and the Inclusion of More Pharmaceuticals in China in the Medical Insurance Catalogs

According to the PRC National Bureau of Statistics, as of December 31, 2005, 137.8 million people in China were enrolled into the national medical insurance program, representing an increase of 11.1% from December 31, 2004. Eligible participants in the national medical insurance program, which consists mostly of urban residents, are entitled to reimbursement for up to the entire amount of the cost of medicines if such medicines have been included in the national and provincial Medical Insurance Catalogs. See “Regulation of Our Industry—Reimbursement Under the National Medical Insurance Program.” The inclusion of a medicine in the Medical Insurance Catalogs can substantially improve sales of the medicine. Based on information provided by the Southern Pharmaceutical Economic Research Institute, a market research agency specialized in the pharmaceutical industry in China, in 2005, there were approximately 50 pharmaceuticals in China generating over RMB670.0 million ($85.9 million) in annual sales each, and approximately 86.0% of these medicines were included in the Medical Insurance Catalogs. In September 2004, the Ministry of Labor and Social Security in China revised the Medical Insurance Catalogs to increase the number of included pharmaceuticals from 415 to 823. In recent years, the relevant provincial and municipal authorities who are responsible for administering social medical insurance funds to cover such reimbursements have been gradually increasing funding to cover such reimbursement. According to the PRC National Bureau of Statistics, in 2005, the PRC government collected RMB140.5 billion ($18.0 billion) in medical insurance premium and spent RMB107.9 billion ($13.8 billion) in medical insurance coverage, representing increases of 23.2% and 25.2%, respectively, over 2004. We expect that the availability of funding will increase significantly in the near future due to the increased financial and policy support by various levels of the PRC government.

Fragmentation of the Pharmaceutical Industry and the Trend for Consolidation

The pharmaceutical industry in China is highly fragmented, which provides a good opportunity for pharmaceutical companies to grow. The NDRC reported there were 4,738 pharmaceutical manufacturers in China as of December 31, 2004. According to the NDRC, the largest pharmaceutical manufacturer in China had annual revenue of approximately RMB10.0 billion ($1.3 billion), whereas a world-class large pharmaceutical manufacturer usually has annual revenue of $40.0 billion to $50.0 billion. In 2005, the aggregate revenues of the top 10 manufacturers of pharmaceuticals in China accounted for approximately 23.0% of the total revenues of the pharmaceutical market in China according to the Freedonia Group, with no single producer holding more than 4.0% of the market.

The SFDA has adopted GMP and GSP standards as the relevant standards at the end of June 2004 and December 2004, respectively. The purpose of adopting the GMP and GSP standards was to offer uniform quality control criteria for the manufacturing and distribution of pharmaceuticals. The NDRC reported that, as of December 31, 2004, 3,731 pharmaceutical companies acquired GMP certification; in addition, 7,445 pharmaceutical distributors, 1,410 pharmaceutical retail chains and 58,065 pharmaceutical retailers acquired GSP certification. Given the level of fragmentation in the pharmaceuticals sector, only manufacturers with effective nationwide distribution capabilities, relatively strong research and development capabilities and large-scale production will thrive.

Challenges for the Pharmaceutical Industry in China and Increase in Competition

While the Chinese economy in general and the pharmaceutical industry in particular have grown significantly in the past 25 years, such growth may not continue in the future. The pharmaceutical industry in China faces the following challenges:

•	Reforms aimed to further the growth of the pharmaceutical industry and to prevent piracy or counterfeiting activities might not yield the desired results or be properly implemented.

•

Patent law in China may not be effectively implemented, deterring multinational pharmaceutical companies from entering the market, thereby depriving China of innovative pharmaceuticals or hindering the technological advancement of the pharmaceutical industry.

•	Price cuts and price controls might also negatively impact the growth of the pharmaceutical industry.

•	Adverse changes in the government policy in China could also have an adverse effect on the economic growth of China, which could reduce the growth and demand for pharmaceutical products.

Competition in the pharmaceutical market in China may also intensify. Industry reforms aimed to meet the WTO requirements may foster increased competition from multinational pharmaceutical manufacturers at the expense of China-based pharmaceutical companies. For example, tariffs on imported pharmaceuticals have been reduced from 14.0% in 1999 to approximately 5.0% in 2005 as part of the compliance with WTO standards. China plans to eliminate all pharmaceutical tariffs by 2007, which is expected to further increase the competitiveness of imported pharmaceuticals.

BUSINESS

Overview

We are a leading manufacturer and supplier of branded generic pharmaceuticals in the fast growing China market. We have recently focused our strategy on the development of first-to-market generic and innovative pharmaceuticals, and have introduced a first-to-market generic anti-stroke medication under the brand name Bicun, and an innovative anti-cancer medication under the brand name Endu. We currently manufacture and sell 35 pharmaceutical products, including antibiotics, an anti-cancer medication and an anti-stroke medication, and are the exclusive distributor of three additional pharmaceuticals that are marketed under our brand names, including anti-inflammatory pain relievers. In addition, we have obtained approvals from the SFDA to manufacture and sell over 100 other products. As of March 31, 2007, we also had 12 product candidates in various stages of development, including treatments for cancer, cerebrovascular diseases, infections, rheumatoid arthritis, nasal allergies, nausea and vomiting associated with chemotherapy.

Our innovative anti-cancer medication Endu has been granted an invention patent in China and was the first recombinant human endostatin injection approved for sale in China. Recombinant human endostatin is a genetically engineered protein that interferes with the growth of blood vessels to a tumor, thereby starving and preventing the growth of tumor cells. Our generic anti-stroke medication Bicun was the first edaravone injection, a type of neuroprotective pharmaceutical compound, approved for sale in China, and we estimate that Bicun held the leading market share of more than 90.0% in terms of total edaravone injections sold in China in 2005, based on the market research conducted by IMS Health. Our generic amoxicillin granule antibiotic is marketed under the brand name Zailin, which was recognized as a “China Well-Known Trademark” in February 2004. In 2005, Zailin had a leading market share of 55.5% and 31.3% of all amoxicillin granules sold in hospitals and retail outlets in China, respectively, based on the information provided by the Southern Pharmaceutical Economic Research Institute.

We commenced operations in March 1995 as a distributor of pharmaceutical products, and since then we have established an extensive distribution network in China that we now use to market, sell and distribute our own pharmaceutical products. We sell our products exclusively to regional distributors, who then sell them to local distributors, hospitals and retail pharmacies throughout China. Our marketing team leverages the reputation of our Simcere brand name and our well-known branded pharmaceuticals to cross-sell our other pharmaceuticals. We also have dedicated brand management, market research and sales support teams to further enhance the effectiveness of these marketing efforts.

We employ a market-oriented approach to research and development and focus our efforts on branded generic pharmaceuticals that have the potential for gaining widespread market acceptance or are the first generic version on the market. We concentrate our research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy, such as cancer and cerebrovascular and infectious diseases. Through our research and development efforts, we have introduced to the China market a sizable portfolio of branded products with significant market potential.

We have experienced significant growth in our business in recent years. Our total revenues increased from RMB564.2 million in 2004 to RMB737.0 million in 2005 and to RMB950.6 million ($121.8 million) in 2006, representing a CAGR of 29.8% from 2004 to 2006. Revenues from each of our top three branded pharmaceuticals, Bicun, Zailin and Yingtaiqing, exceeded RMB100.0 million ($12.8 million) in 2005, which we believe is evidence of wide market acceptance of these products in the China market. Our net income increased from RMB46.2 million in 2004 to RMB102.7 million in 2005 and to RMB172.3 million ($22.1 million) in 2006, representing a CAGR of 93.1% from 2004 to 2006.

Our Competitive Strengths

We believe the following competitive strengths will enable us to take advantage of the rapid growth of the pharmaceutical market in China and to compete effectively:

A Strong Portfolio of Branded Products Supported by Proven Commercialization Capabilities

We have a strong portfolio of branded generic pharmaceuticals that are well-recognized by patients and healthcare professionals in China, which have proved to be commercially successful. Zailin, the brand name of several of our amoxicillin products, was recognized as a “China Well-Known Trademark” in 2004, while Yingtaiqing, the brand name of our anti-inflammatory pain relievers and analgesic drug for the treatment of rheumatoid arthritis and osteoarthritis, was recognized as a “Well-Known Trademark” in Jiangsu Province in 2005. Our Zailin granules and Yingtaiqing capsules have obtained premium pricing status from the NDRC, which means the respective maximum retail prices of these products are fixed by the PRC government at a level that is substantially higher than comparable products, an indication that they are considered more favorably by hospitals and patients. As a result of Zailin’s strong brand name and our capabilities in marketing, branding and distribution, our Zailin granules held in 2005 a leading market share of 55.5% and 31.3% of all amoxicillin granules sold in hospitals and retail outlets in China, respectively, based on the information provided by the Southern Pharmaceutical Economic Research Institute.

We have recently focused our strategy on the development of first-to-market generic pharmaceuticals in China. We have introduced a first-to-market anti-stroke medication Bicun, which provides us with significant first-mover advantages, including a transitional protection period in China during which time the SFDA will not accept applications for new medicine certificates for pharmaceuticals with the same chemical structure, dosage form and indication. Bicun was one of the two edaravone injections approved for sale in China and had sales of RMB139.5 million ($17.9 million) in 2005, representing over 90.0% of the market for edaravone injections sold in China in 2005, based on the market research conducted by IMS Health. We believe the widespread recognition and commercial success of many of our brands provide a significant foundation for the promotion of our other pharmaceuticals, enabling us to engage in cross-selling activities, grow our market share and achieve long-term profitability.

Strong Growth Potential of Our Innovative Pharmaceutical Endu

We believe that our innovative pharmaceutical Endu has strong growth potential and provides us with a strong platform to develop variants of Endu to treat other types of cancer. Endu was the first recombinant human endostatin injection approved for sale in China and has been approved for the treatment of non-small cell lung cancer, or NSCLC. Clinical trials between 2001 and 2004 on 493 Chinese patients with NSCLC showed the median survival time of the Endu group was approximately five months longer than that of the control group, and one-year survival rates of the Endu group was 62.8% compared to 31.5% for the control group. We began to market and sell Endu in July 2006 as an exclusive distributor, and obtained the right to manufacture Endu in September 2006 upon completion of our acquisition of Yantai Medgenn. As a result we are the holder of the invention patent in China for Endu. As of March 31, 2007, Endu was used in more than 500 hospitals in China. We are also conducting various research and development efforts to maximize the commercial potential of Endu. For example, we are working to improve the delivery method of Endu for increased ease of use. We are also researching other potential indications for Endu, such as liver cancer, stomach cancer, colon cancer and breast cancer, as well as on expanding the scope of use for Endu outside of chemotherapy. We believe that Endu has a strong growth potential as cancer was the leading cause of disease-related deaths in urban areas of China and the third leading cause of disease-related deaths in rural parts of China in 2005, according to a report published by the PRC Ministry of Health. We believe that the growth potential of Endu and other pharmaceuticals which we can potentially develop from the technologies and know-how we have gained from Endu will continue to assist us in increasing our market share in anti-cancer pharmaceuticals in the PRC.

Effective Research and Development Strategy and Product Acquisition Capability Leading to an Orderly Pipeline of Products that will Contribute to Future Growth

We believe we employ an effective market-oriented research and development strategy, which has provided us with an orderly and commercially viable product pipeline. We perform thorough market analysis before commencing any research and development project to determine market potential and opportunities and focus on pharmaceuticals that have the potential for gaining widespread market acceptance or are the first generic version on the market. By combining our in-house expertise and our collaboration with leading universities and research institutions in China, we have been able to successfully develop and bring to market a number of commercially successful pharmaceuticals, such as our key products Zailin and Bicun, and several product candidates that we plan to market between 2007 and 2009. These product candidates include biapenem for injection, an antibiotic, iguratimod tablets, a medication used to treat osteoarthritis and rheumatiod arthritis, and palonosetron for injection, a drug used to prevent acute or delayed chemotherapy-induced nausea and vomiting. In addition, we have been able to identify, evaluate and acquire late-stage clinical products with high potential for commercialization. For example, in 2003, we acquired Anqi, a leading brand of amoxicillin with clavulanate potassium antibiotic through the acquisition of Nanjing Simcere. In September 2006, we acquired Endu through the completion of the acquisition of Yantai Medgenn. We believe our strategies to focus on market-oriented research and development activities and acquisition or licensing product candidates will continue to provide us with a healthy pipeline of pharmaceutical products and contribute to our long-term growth.

Significant Marketing and Distribution Experience and an Extensive Distribution Network

We have over a decade of marketing and distribution experience in the pharmaceutical industry in China. From our inception in March 1995 to 2001, we operated as a distributor of pharmaceutical products, and have leveraged this extensive marketing and distribution experience to further expand our distribution network. As of December 31, 2006, we had 800 employees engaged in brand management and marketing activities. Due to the strength of our promotional platform, the existing market demand for our products, the high level of market recognition for our product brands and the long-term nature of our relationships with most of these distributors, we believe we are able to exercise a greater level of control and influence over these distributors. In addition, our established and strong distribution network allows us to benefit from economies of scale and achieve higher efficiencies in the distribution of our products. We believe that our significant marketing experience and our established distribution network provide a solid foundation for us to continue to enhance the market awareness of our various brands and expand the market reach of our pharmaceutical products.

An Experienced Management Team with Proven Ability to Lead Our Growth

Our management team has successfully led our operations and increased our revenues and profits through rapid organic growth and acquisitions of complementary products, technologies and business operations. Mr. Jinsheng Ren, our founder, the chairman of our board of directors and our chief executive officer, has 24 years of experience in the pharmaceutical industry. Mr. Xiaojin Yin, our vice president of research and development, is a senior engineer and has 25 years of experience in the pharmaceutical industry. Before he joined our company, Mr. Yin served as the head of the Science and Technology Department of China Pharmaceutical University in Nanjing for eight years, in charge of the development of pharmaceutical products. Dr. Hiu Ming Pang, the senior assistant to the chief executive officer, has over 20 years of experience in international business development for pharmaceutical companies. Members of our management team have contributed to the discovery, development and approval of multiple product candidates and are also experts in the marketing of pharmaceuticals in China. In addition, we complement our management team with a network of scientific and clinical advisors. We believe that the technical knowledge and operating experience of our senior executives provide a strong foundation for our future growth, and their relationships with many industry participants and knowledge of, and experience in, the pharmaceutical industry in China allow us to understand industry trends, technological developments and practical applications of medical technologies, which will assist us in growing our business either organically or through acquisitions.

Our Strategies

Our objectives are to be the market leader for the development and manufacturing of innovative pharmaceuticals and the introduction of new generic pharmaceuticals to the China market. We intend to achieve this objective by pursuing the following strategies:

Focus on Both the Development of Branded Generic Pharmaceuticals as well as the Research and Development of Innovative Pharmaceuticals, While Accelerating the Time-to-Market of These Products

We plan to supplement our development of branded generic pharmaceuticals in China with increasing efforts in the research and development of innovative pharmaceutical products. We started our operations in March 1995 as a distributor of pharmaceuticals and have established our own research and development capabilities for the development of generic pharmaceuticals. We believe this strategy allowed us to achieve significant growth in the past. However, generic pharmaceuticals are not protected by patents and may only enjoy a relatively short production exclusivity period, if any. As the Chinese pharmaceutical market continues to grow, and as we gain more experience in research and development, we intend to increase our efforts in developing innovative pharmaceuticals, which we believe can maximize our growth and profitability in the long-term. In developing these pharmaceuticals, we can leverage upon the relatively inexpensive research and development and clinical trial costs in China, as well as our marketing, branding and distribution capabilities.

We believe the research and development of innovative products that have a high potential for commercialization, together with our continued focus on generic pharmaceuticals, will enable us to maximize the economic returns from our overall research and development and marketing efforts and grow our business. We also actively seek and use new technologies and processes to accelerate the time required to bring a product to market. In addition to the development of new pharmaceuticals, we will continue to devote resources to enhance our products by improving their convenience (such as the reduction in the frequency of administering medicines) and/or their therapeutic benefits.

Concentrate Our Marketing and Promotional Efforts on Pharmaceuticals with Large Growth Potential

We intend to focus on promoting innovative pharmaceuticals and first-to-market generic pharmaceuticals, as we believe these products present the greatest opportunities for growth. In connection with our introduction of Endu, we have established an oncology marketing division that specializes in promoting anti-cancer pharmaceuticals. We will continue to engage in promotional and educational campaigns targeting healthcare practitioners, pharmacies, patients and the general public to increase awareness of our innovative pharmaceuticals and first-to-market generic pharmaceuticals. We will make increasing use of print advertisements, celebrity endorsements, electronic media and other promotional methods to generate and strengthen brand awareness and create sustainable brand names. To support our marketing and distribution focus, we plan to continue expanding our own marketing force, which we believe will allow us to achieve better control of the marketing and distribution of our products and to generate a higher return.

Expand Through Acquisitions As Well As Through Organic Growth

In addition to developing organically through the further refinement of our existing products and development of new products, we plan to take advantage of the fragmented nature and rapid growth of the pharmaceutical industry in China to continue to acquire late-stage clinical products, technologies or suitable businesses that complement our expansion strategies and our existing products and products under development. We intend to screen acquisition opportunities by focusing on products with substantial clinical evidence of safety and efficacy that can be effectively marketed and distributed using our existing personnel and networks. Such acquisition targets would also generally have well-developed facilities and resources, customer bases or proprietary technical expertise that would complement our existing capabilities and business. We believe that our past acquisition experience, our relationship with many industry participants and our knowledge of, and experience in, the pharmaceutical market in China will assist us in making sound acquisition decisions. We do not, however, currently have any specific acquisition plans or targets.

Develop Collaborative Relationships With International Pharmaceutical and Biotechnology Companies

We plan to develop collaborations with international pharmaceutical and biotechnology companies to develop and market new pharmaceuticals in China by leveraging our clinical trial experience, our marketing expertise, our extensive distribution network and our understanding of the Chinese pharmaceutical market. We believe that such collaborations will enable us to gain know-how and experience, further strengthen our research and development capabilities, and expand our product portfolio and pipeline. We have begun discussions with several companies regarding possible collaborations.

Our Products

We currently manufacture and sell 35 pharmaceuticals marketed under various brands. Of these products, 30 are prescription pharmaceuticals and five are over-the-counter, or OTC, pharmaceuticals. In addition, we are also the exclusive distributor of Yingtaiqing-branded generic diclofenac sodium sustained-release capsules, the Faneng-branded generic alfacalcidol soft capsules and the Yineng-branded generic lentinan injection, all of which are prescription pharmaceuticals manufactured by independent third parties. Furthermore, we have obtained approvals from the SFDA to manufacture and sell over 100 other pharmaceuticals.

The following table sets forth the major treatment areas by our current products, the number of products for each treatment area and the brands they are marketed under:

Product Category	Number of Products	Major Products	Brands
Antibacterial and Antiviral	11	Amoxicillin with clavulanate potassium granules, tablets and injection; ribavirin dispersible tablets; amoxicillin capsules, dispersible tablets, granules and powder injection; cefaclor dry suspension; and azithromycin granules	Zailin, Anqi, Zaike, Zaiqi and Nanyuan

Antineoplastic	2	Recombinant human endostatin injection and lentinan injection	Endu, Yineng

Anti-Allergic	2	Clemastine fumarate capsules and clemastine fumarate dry suspension	Langjing

Anti-Osteoporosis	1	Alfacalcidol soft capsules	Faneng

Cardiovascular and Cerebrovascular	5	Benazepril hydrochloride tablets; edaravone injection; amlodipine maleate tablets; aspirin dipyridamole tablets; and sumatriptan succinate tablets	Bicun, Puliduo, Ningliping, Tianji and Youshu

Diabetes	3	Metformin glibenclamide tablets (I, II and III)	Baikang

Digestive Conditions	2	Smectite powder and aldioxa tablets	Biqi and Odijia

Non-Steroidal Anti-Inflammatory	3	Diclofenac sodium sustained-release capsules and gelatin; and meloxicam tablets	Yingtaiqing and Anliqing

Respiratory System	4	Pediatric paracetamol and amantadine hydrochloride granules; herbal medicine used for the treatment of cough in liquids and tablets; and compound zinc gluconate and ibuprofen granules	Simcere Kechuanning, Zaikang and Baobao Ning

Urinary Conditions	1	Naftopidil tablets	Zaichang

Others	4	Various herbal oral solutions	Chenyuan and Shibo

Our Innovative Pharmaceutical Endu (Recombinant Human Endostatin Injection)

Our innovative pharmaceutical Endu, or recombinant human endostatin, has been granted an invention patent in China and was the first recombinant human endostatin injection approved for manufacture and sale in China and has been approved for the treatment of NSCLC. Recombinant human endostatin is a genetically engineered protein that interferes with the growth of blood vessels to a tumor, thereby starving and preventing the growth of tumor cells.

The treatment of cancer by disrupting a tumor’s blood supply has been under research since the 1970s. In February 2004, the U.S. Food and Drug Administration approved Avastin, an anti-cancer drug based on this principle. Shortly before Avastin’s approval, a U.S. based pharmaceutical company stopped its clinical research of a drug called endostatin, a broad spectrum antiangiogenic protein, citing high manufacturing costs. Endu is a modified version of endostatin that was developed by a team of scientists led by Dr. Yongzhang Luo and Dr. Bin Zhou, both of whom received doctorate degrees in biochemistry from the University of California at Berkeley. Endu has been engineered to contain an additional nine-amino acid sequence to enhance protein purification, solubility and stability and has been shown to improve the function of endostatin. Endu exhibits low toxicity in humans based on clinical trials conducted between 2001 and 2004 on 493 Chinese patients with NSCLC.

These clinical trials showed that the median survival time of the Endu group was approximately five months longer than that of the control group and one year survival rates of the Endu group was 62.8% compared to 31.5% for the control group. The SFDA granted the new medicine certificate for Endu in September 2005 and the relevant approvals to manufacture and sell Endu in March 2006 to Yantai Medgenn, a pharmaceutical company founded by Dr. Luo that held an invention patent in China on Endu granted on January 18, 2006.

We entered into an agreement to acquire an 80.0% equity interest in Yantai Medgenn in May 2006. As a result of the acquisition, we have obtained the exclusive right to manufacture Endu and hold the invention patent in China for Endu. We also hold one invention patent in the United States covering N-terminal modified recombinant human endostatin and its production. Prior to the completion of our acquisition of Yantai Medgenn, we began to market and sell Endu in July 2006 as the exclusive distributor for Yantai Medgenn. Upon completion of the acquisition in September 2006, we also began to manufacture Endu in China. As of March 31, 2007, Endu was used in more than 500 hospitals in China.

We have an in-house research and development team specializing in anti-cancer drugs, know-how and technologies that will enable us to engage in research and development of other indications for Endu, and an existing GMP-approved manufacturing facility for the production of Endu. As part of our ongoing efforts to monitor the efficacy and any adverse reactions to Endu, we are conducting Phase IV clinical trials for Endu in approximately 100 hospitals in China. We are also engaged in various research and development efforts to maximize the commercial potential of Endu. For example, we are also researching other potential indications for Endu, such as liver cancer, stomach cancer, colon cancer and breast cancer, as well as on expanding the scope of use for Endu outside of chemotherapy. In addition, we are working to improve the delivery method of Endu for increased ease of use.

Hong Kong Medgenn has the exclusive right to engage in the development and sale of Endu in any jurisdiction outside of the PRC, including the United States, until February 10, 2015. To date, Hong Kong Medgenn has no paid-in capital and has not commenced any operations. Hong Kong Medgenn also holds the rights to apply for patents outside of the PRC and may grant its rights with respect to Endu in these jurisdictions to independent third parties. We hold indirectly an effective 32.0% equity interest in Hong Kong Medgenn and have significant influence over its operations. See “Risk Factors—Risks Related to our Company—We have no control over the development and sale of Endu outside of the PRC. Our brand and reputation may be adversely affected if the development and sale of Endu outside of the PRC violates the intellectual property rights of any third parties.”

Market Opportunities for Endu

Cancer is the leading cause of death in both developing and developed countries. According to the Cancer Foundation of China, a national foundation in the PRC focusing on cancer research, prevention and treatment, there were approximately 1.8 million to 2.0 million new cases of cancer in 2000 in China, and according to a report published by the PRC Ministry of Health, cancer was also the leading cause of disease-related deaths in urban areas of China and the third leading cause of disease-related deaths in rural areas of China in 2005, accounting for over 20.0% of all such deaths in both urban and rural areas of China. The increasing prevalence and low survival rate of various forms of cancer in China could result in increased demand for antineoplastic agents such as Endu. The Freedonia Group estimates the demand for antineoplastic agents in China will increase 15.1% annually to nearly RMB30.0 billion ($3.8 billion) in 2010.

Cancer patients are usually treated by a combination of various treatment methods, including surgery, radiotherapy and chemotherapy. Currently, Endu is used primarily in conjunction with chemotherapy. Chemotherapy uses chemical substances to destroy or inhibit the growth of tumor tissues and is commonly used as a supplemental treatment method together with surgery. Antiangiogenic therapies such as Endu provide an alternative form of cancer treatment that is not expected to produce the severe toxic side effects or limited efficacy and drug resistance problems that often accompany traditional chemotherapy.

Our Principal Branded Generic Pharmaceuticals

We currently sell the following five principal branded generic pharmaceutical products, which in aggregate accounted for 82.6% of our product revenues in 2006:

•	Bicun (edaravone injection);

•	Zailin (amoxicillin capsules, dispersible tablets, granules and injection);

•	Anqi (amoxicillin with clavulanate potassium granules, tablets and injection);

•	Yingtaiqing (diclofenac sodium sustained-release capsules and gelatin); and

•	Biqi (smectite powder).

Bicun.    Bicun is our prescription edaravone injection pharmaceutical for the treatment of strokes. Edaravone is a synthetic free radical scavenger and has been proved to be one of the most effective neuroprotective pharmaceuticals, as evidenced by being recommended as the only neuroprotective agent by the Japan Stroke Therapeutic Guide (2004). Edaravone protects the brain by eliminating excessive free radicals, which are highly reactive molecules occurring in the human body as a result of stroke, an excessive number of which could result in cell damage. Bicun was the first edaravone injection approved for sale in China and has been one of our major products since its introduction in China in February 2004. We obtained regulatory approval to manufacture and sell Bicun in December 2003. Bicun, as a first-to-market generic pharmaceutical, has been granted a transitional protection period by the SFDA until December 2007, during which time the SFDA will not accept applications for new medicine certificates for pharmaceuticals with the same chemical structure, dosage form and indication. As of March 31, 2007, we were one of the only two pharmaceutical companies who sold edaravone injection in China. We estimate that sales of Bicun represented more than 90.0% of the total sales of edaravone injections in China in 2005, based on the market research conducted by IMS Health. As of March 31, 2007, edaravone injections were included in the provincial Medical Insurance Catalogs of 22 out of 31 provinces, municipalities and autonomous regions in China. In 2006, revenues of Bicun amounted to RMB230.9 million ($29.6 million), which accounted for 24.4% of our product revenues for the year.

As the transitional protection period for Bicun is scheduled to expire in December 2007, other companies may develop, manufacture and sell pharmaceuticals that are similar to Bicun. However, being the first edaravone injection pharmaceutical marketed in China has provided Bicun with first-mover advantages, which have allowed us to build a strong brand name recognition for Bicun and allowed Bicun to gain widespread market acceptance. In addition, we expect the sales of Bicun to continue to increase due to our marketing and branding capabilities and our extensive distribution network, which has supported the growth of our other pharmaceutical products that are no longer covered under protection or monitoring periods.

Market Opportunities for Bicun.    Stroke, or acute cerebral disorder, including cerebral thrombosis, cerebral embolism and subarachnoid hemorrhage, is the second leading cause of death in both urban and rural areas of China in 2005, according to the PRC Ministry of Health. Based on the Epidemiological Study on the Incidence Rate of Stroke Among the Chinese Population conducted in 2002, approximately 1.5 million people in China suffer from strokes annually. The incidence of strokes is expected to increase due to the aging population and lifestyle-related illnesses.

Zailin.    Zailin is the brand name for our line of generic prescription amoxicillin antibiotics, which includes capsules, dispersible tablets, granules and injection. Zailin was recognized as a “China Well-Known Trademark” by the PRC Trademark Office of the State Administration for Industry and Commerce in February 2004 and is one of only two antibiotic brands in China granted such recognition. Regulatory approvals to manufacture and sell Zailin granules were obtained in February 1993, Zailin capsules in October 1996, Zailin tablets in June 1998 and Zailin injection in July 2001. Amoxicillin has been included in the national Medical Insurance Catalog since 2000. Based on research conducted by the Southern Pharmaceutical Economic Research Institute, Zailin held in 2005 a leading market share of 55.5% and 31.3% of all amoxicillin granules sold in hospitals and retail outlets in China, respectively. In 2006, revenues of Zailin amounted to RMB266.8 million ($34.2 million), which accounted for 28.1% of our product revenues for the year.

Anqi.    Anqi is the brand name for our line of generic prescription amoxicillin with clavulanate potassium antibiotics, which includes granules, tablets and injection. Regulatory approvals to manufacture and sell both Anqi granules and Anqi tablets were obtained in December 1995 and two different dosages of Anqi injection in August 2000 and February 2001, respectively. Amoxicillin with clavulanate potassium antibiotics has been included in the national Medical Insurance Catalog since 2000. Based on the information provided by the Southern Pharmaceutical Economic Research Institute, Anqi accounted in 2005 for approximately 18.6% of all amoxicillin with clavulanate potassium sold in hospitals in China, and had a leading market share of 43.3% of all amoxicillin with clavulanate potassium sold in retail outlets in China. In 2006, revenues of Anqi amounted to RMB76.7 million ($9.8 million), which accounted for 8.1% of our product revenues for the year.

Market Opportunities for Zailin and Anqi.    According to the Freedonia Group, anti-infective agents will continue to post the largest share of sales in China based on the widespread need to upgrade and expand infection prevention standards in rural communities and poorer urban areas. The Freedonia Group projects that China’s demand for anti-infective agents is expected to increase nearly 14.0% annually to RMB88.0 billion ($11.3 billion) in 2010, and demand for penicillin is expected to grow from RMB3.7 billion ($0.5 billion) in 2005 to RMB6.4 billion ($0.8 billion) in 2010 and RMB11.0 billion ($1.4 billion) in 2015. Amoxicillin, in single formulations, is the most widely prescribed generic penicillin in China.

Yingtaiqing.    Yingtaiqing is the brand name for our generic diclofenac sodium in sustained-release capsules and gelatin dosage format, which is an anti-inflammatory pain reliever and analgesic drug used to treat rheumatoid arthritis and osteoarthritis. Yingtaiqing sustained-release capsules are prescription pharmaceuticals and are currently manufactured by a third-party manufacturer, the China Pharmaceutical University Pharmaceutical Company, or China Pharmaceutical, and we have entered into an exclusive distribution agreement with China Pharmaceutical to distribute and sell Yingtaiqing sustained-release capsules in China since 1996. A new exclusive distribution agreement was entered into in December 2006. Under the exclusive distribution agreement, we have agreed to purchase from China Pharmaceutical a certain minimum quantity of Yingtaiqing sustained-release capsules in 2007. We obtained the regulatory approval to manufacture and sell Yingtaiqing gelatin, an OTC medicine, in December 2005. Yingtaiqing was recognized as a “Well-Known Trademark” in Jiangsu Province in China in December 2005 and we are applying to have Yingtaiqing named as a “China Well-Known Trademark.” Diclofenac sodium has been included in the national Medical Insurance Catalog since 2000. We estimate that Yingtaiqing sustained-release capsules held a leading market share, 28.7% and 15.6% in terms of total orally administered diclofenac sodium pharmaceuticals sold in retail pharmacies and hospitals, respectively, in China in 2005, according to IMS Health. In 2006, sales of Yingtaiqing amounted to RMB136.8 million ($17.5 million), which accounted for 14.4% of our product revenues for the year.

Market Opportunities for Yingtaiqing.    The Freedonia Group projects that demand for pain control agents in China is expected to reach RMB12.0 billion ($1.5 billion) in 2010, representing an annual growth rate of 14.1% from 2005.

Biqi.    Biqi smectite powder is our generic OTC anti-diarrhea pharmaceutical. Regulatory approval to manufacture and sell Biqi was obtained in November 1999. Smectite powder has been included in the national Medical Insurance Catalog since 2000. In 2005, Biqi constituted 11.2% of all smectite powder sold in hospitals in China, according to research conducted by IMS Health. In 2006, sales of Biqi amounted to RMB71.5 million ($9.2 million), which accounted for 7.5% of our product revenues for the year.

Market Opportunities for Biqi.    According to the Freedonia Group, the high morbidity of the population to pathogenic-associated digestive diseases will result in increased demand for gastrointestinal agents. The Freedonia Group predicts the demand for anti-diarrhea agents in China will reach RMB4.2 billion ($0.5 million) in 2010, representing a 13.8% annual growth from 2005. The broadening of retail distribution channels is expected to promote growth for anti-diarrhea agents, especially in rural areas where there is a high incidence of digestive problems.

Other Branded Generic Pharmaceutical Products

In addition to Endu and our five principal products, the following five branded generic pharmaceutical products in aggregate also represent a significant portion of our revenues, and accounted in aggregate for 12.4% of our product revenues in 2006. Each of these pharmaceuticals has been included in the national Medical Insurance Catalog since 2000:

•	Zaiqi. Zaiqi is the brand name for our azithromycin granules antibiotics for the treatment of infections. We obtained regulatory approval to manufacture and sell Zaiqi in February 2000.

•	Zaike. Zaike is the brand name for our cefaclor in dry suspension antibiotics for the treatment of infections. Regulatory approval to manufacture and sell Zaike was obtained in February 1995.

•

Simcere Kechuanning.    Simcere Kechuanning is the brand name for our OTC herbal medicine used for the treatment of coughs. It comes in oral liquid and tablet formulations. Regulatory approvals to manufacture and sell Simcere Kechuanning oral liquids were obtained in October 1995 and tablets in March 2004.

•

Zaikang.    Zaikang is the brand name for our OTC compound zinc gluconate and ibuprofen granules for the treatment of cold symptoms such as fever, nasal congestion, running nose and sneezing. We obtained regulatory approval to manufacture and sell Zaikang in July 2002.

•

Faneng.    Faneng is the brand name for alfacalcidol soft capsules for the treatment of osteoporosis. We have been the exclusive distributor of Faneng since 2000, which is manufactured by a third party manufacturer.

Marketing and Distribution

We have over a decade of marketing experience in the pharmaceutical industry in China. From our inception in March 1995 to 2001, we operated as a distributor of pharmaceuticals and have leveraged our experience to establish an extensive distribution network in China that we now use to market, sell and distribute our own pharmaceuticals. As of December 31, 2006, our marketing department has grown to include 800 individuals. Our marketing and distribution activities are carried out by our subsidiaries Jiangsu Simcere and Shanghai Simcere.

Our Marketing Strategy

We have established a fully integrated marketing strategy that includes brand management, market research and liaising with various levels of regulatory authorities and government institutions. To facilitate the effectiveness of our marketing efforts, in June 2006, we organized our marketing department into separate, but complementary, divisions. Our hospital marketing division is responsible for the management of third-party marketing firms that we contract to promote our products and brand name. Our oncology marketing division specializes in promoting anti-cancer pharmaceuticals targeting hospitals with the capability to treat cancer. Our academic promotion division hosts in-person product presentations, conferences and seminars for physicians, other healthcare professionals and research scholars to promote and generate awareness of our pharmaceuticals, and to facilitate discussion between medical and pharmaceutical professionals in China regarding our pharmaceuticals. We also have a dedicated marketing division that is in charge of our overall marketing strategy, our branding efforts and our market research efforts. To support our marketing strategy, we plan to continue expanding our own internal marketing force.

In addition, for our OTC pharmaceuticals, we also engage in consumer advertising and educational campaigns on television, newspapers, magazines, billboards and electronic media, celebrity endorsements and sponsorship of charitable events. We believe competition in the OTC market is primarily based on brand awareness, pricing and the therapeutic value of the pharmaceuticals. Furthermore, we have also set up a toll-free hotline to respond to end-users’ questions regarding our OTC pharmaceuticals.

Our marketing professionals collect feedback from healthcare professionals, pharmacies and end-users regarding our products. Our marketing professionals then work closely with our research and development department and manufacturing department in order to enhance our existing portfolio of pharmaceuticals and to identify potential new products for commercialization.

Distribution

We sell all of our products to pharmaceutical distributors in China. We have business relationships with approximately 900 regional distributors in China. Each regional distributor in turn may distribute our pharmaceuticals within a designated region either directly to hospitals, clinics, pharmacies and other retail outlets or to local distributors. Our products are sold to hospitals and retail pharmacies throughout China. Many of our pharmaceuticals are widely distributed in large hospitals located in some of the most prosperous regions in China.

We select our distributors based on their reputation, market coverage, sales experience and the size of their marketing and distribution force. We typically enter into written distribution agreements with our regional distributors for one-year terms that are generally renewed annually. These distribution agreements set out the targeted quantities and prices for our pharmaceuticals, as well as guidelines for the sale and distribution of our products, including restrictions on the territories in which the products may be sold. We believe that each of our target customer groups is important to our business and we will continue to seek opportunities for sales growth in each group.

Our distributors are widely dispersed on a geographic basis. Each distributor is limited to its respective designated distribution areas as specified in our distribution agreements. As of and for the years ended December 31, 2004, 2005 and 2006, no single distributor contributed, on an individual basis, 10.0% or more of our total revenues or gross accounts receivable, and sales to our five largest distributors accounted in aggregate for approximately 9.5%, 10.9% and 12.7%, respectively, of our product revenues.

Research and Development

Our Strategy

We aim to balance our research and development efforts between the development of first-to-market generic pharmaceuticals and innovative pharmaceuticals. We perform thorough market analysis before commencing a research and development project to determine whether the pharmaceutical is commercially viable, is able to achieve widespread acceptance in the marketplace, and for new generic pharmaceuticals, whether such generic pharmaceutical will be the first generic version on the market. We focus our research and development efforts on pharmaceuticals used to treat diseases with a high incidence and/or mortality rate that, at the same time, lack effective pharmacotherapy, such as cancer, cerebrovascular diseases, strokes, rheumatoid arthritis and infectious diseases. We believe such research and development strategy will lead to the development of products that have a high potential for commercialization and can maximize our growth rate and profit margins. In addition, we will continue to enhance our existing portfolio of pharmaceuticals by improving their convenience (such as the reduction in the frequency of administering medicines) and/or their therapeutic benefits. Our research and development team also assists our production department in resolving technical issues and improving manufacturing processes and techniques.

Our Capability

As of December 31, 2006, we had 78 research staff, 32 of which held master’s degrees and 14 of which held Ph.D. degrees. Our research and development activities are primarily conducted by our operating subsidiary in China, Simcere Research, located in Nanjing, Jiangsu Province. In addition, we also conduct a portion of our anti-cancer research and development through our subsidiary, Yantai Medgenn, at our Shandong facility. See “—Our Innovative Pharmaceutical Endu (Recombinant Human Endostatin Injection)” for more information as to our anti-cancer research and development activities. We have several technology platforms and are capable of conducting research on both chemical pharmaceuticals and biopharmaceuticals. We have also established a post-doctoral research program in December 2003 through our research facility in Nanjing, where we offer post-doctoral researchers the opportunity to conduct innovative research and development projects under the guidance of our internal and external research scientists. We believe our post-doctoral program provides us with a means to attract top academic talent to join our company. As of December 31, 2006, there were 10 post-doctoral researchers participating in this program.

Collaboration in Research

Joint Laboratory for Drug Discovery.     We entered into an agreement with Tsinghua University in February 2006 to establish a Joint Laboratory for Drug Discovery to engage in the research and development of innovative pharmaceuticals. The joint laboratory is operated under the direction of a management committee, which consists of six members, with Tsinghua University and us each appointing three members. The agreement has a term of three years. Under the agreement, we will provide funding of RMB1.7 million for the daily operations of the joint laboratory. We will also provide research funding when appropriate research and development projects are identified and selected by the management committee, but we are not obligated to provide research funding if no appropriate project is identified or approved by the management committee. As of December 31, 2006, four research and development projects were approved to be engaged by the joint laboratory. We will hold the rights to commercialize any product developed by the joint laboratory. The obligations, rights and benefits of Tsinghua University and us as to each research and development project will be set out in a separate technological agreement to be entered into with respect to each project when we have determined that the results of such research and development project have commercialization potential.

Shanghai Institute of Materia Medica, Chinese Academy of Science.     We entered into an agreement with Shanghai Institute of Materia Medica of the Chinese Academy of Science, or Materia Medica, in November 2006 to engage in the research of potential indications for Endu. We agreed to provide a research grant of RMB0.6 million under the agreement. Materia Medica agreed to provide us with reports of its pre-clinical research as to Endu’s new indications for the submission to the SFDA for its approval and to conduct other research as necessary to support the approval process. The research is to be completed within 14 months after the agreement was entered into. We will hold the intellectual property rights and the rights to commercialize any product developed under such agreement.

Joint Anti-Cancer Pharmaceutical Research and Development.     We entered into an agreement in January 2007 with Advenchen, a pharmaceutical research and development company in the United States as a research partner to engage in the research and development of, clinical studies for, and the commercialization of an anti-cancer pharmaceutical based on a chemical compound owned by Advenchen. Under the terms of the agreement, we agreed to provide research assistance and funding of up to RMB30.0 million. RMB2.0 million was provided in February 2007, with the additional RMB28.0 million to be provided if certain development milestones are met. If any government grants are received in relation to this research and development project, we agreed to provide an amount equal to 10.0% of such grant to Advenchen to be used in research activities that are related to the anti-cancer pharmaceutical covered under this agreement, such as the research and development of delivery mechanisms for the anti-cancer pharmaceutical.

We have the right to terminate the agreement and seek a refund of all payments made to Advenchen, if samples of the anti-cancer pharmaceutical could not be produced within four months after the agreement was entered into due to issues relating to the technical know-how of Advenchen that could not be resolved within one month thereafter. In addition, if the initial testing of the anti-cancer pharmaceutical could not satisfy the efficacy and toxicity level as required under the agreement, we also have the right to terminate the agreement. Furthermore, we also have a right to terminate the agreement if Advenchen cannot successfully obtain a valid invention patent in China for the chemical compound it owns, at which point we will terminate any further research and development activities under the agreement, and Advenchen will refund half of the funding already provided to it under the agreement.

We estimate samples of the anti-cancer pharmaceutical can be produced by June 2007, with initial testing completed by July 2007. We estimate pre-clinical trials will be completed by June 2008 and SFDA approval for clinical trials to be obtained by March 2009. We will hold the relevant intellectual property rights and the interests to the anti-cancer pharmaceutical in China and we and Advenchen will jointly own the intellectual property rights and share equally the interests to the anti-cancer pharmaceutical outside of China. In addition, if the anti-cancer pharmaceutical is successfully developed and commercialized, we will pay Advenchen 3.5% of the sales amount, minus costs associated with packaging, transportation, advertising and marketing, taxes and discounts, derived from the sale of such anti-cancer pharmaceutical in China until the patent protection period provided for such anti-cancer pharmaceutical in China expires.

We plan to increase our collaborations with international pharmaceutical and biotechnology companies to develop and market new pharmaceutical products in China. Specifically, we are focused on seeking strategic and commercial partners in anti-cancer, cardiovascular and cerebrovascular field. We have engaged in active discussions with several biotechnology and pharmaceutical companies from the United States, Canada and France and have signed several confidentiality agreements for potential candidate projects on which we are now conducting further analysis and evaluation. We plan to spend $35.0 million of the proceeds from this initial public offering to fund joint pre-clinical studies and clinical trials in China with potential research partners to develop innovative pharmaceuticals for the China market. However, other than the joint research and development project with Advenchen, no other specific project has been identified, nor have we entered into any other definitive agreement for any other project. We believe international collaborations will enable us to gain valuable know-how and experience, further strengthen our research and development capabilities, and expand our product portfolio and pipeline.

Our research and development expenditures were RMB34.3 million ($4.4 million) in 2006, representing 3.6% of our total revenues, compared with the industry average in China of 1.0% by Chinese pharmaceutical companies in 2005, according to the NDRC. Our research and development capabilities have been recognized by various levels of the PRC government and we have received government funding in recognition of our capabilities. From January 1, 2004 to December 31, 2006, we received approximately RMB30.0 million in research grants from the PRC government.

Product Candidates

We are developing a number of new pharmaceuticals through our in-house expertise and through joint research and development efforts with universities and research institutions in China. As of March 31, 2007, we had 12 product candidates in various stages of development. Details of the product candidates that we believe have the highest potential for commercialization are summarized below:

Product Candidate	Therapeutic Effects and Scope of Applications	Status	Patentable	Expected Time to Market	Potential Monitoring Period
Biapenem for injection	Infectious disease	New drug application	No	2007	4 years
Iguratimod tablets	Treatment of osteoarthritis and rheumatoid arthritis	Phase III of clinical trials	No	2009	5 years
Palonosetron for injection	Nausea and vomiting associated with chemotherapy	New drug application	No	2008	4 years
Levamisole hydrochloride nasal spray(1)	Treatment of nasal allergies	Phase II of clinical trials	Yes	2009	20 years patent protection

(1)	We currently own one patent and have applied for 31 other patents relating to the Levamisole hydrochloride nasal spray and we expect to be the exclusive manufacturer of this product for approximately 13 to 15 years.

Biapenem for Injection.    Biapenem is an antibiotic in the carbapenem subgroups that can be used for the treatment of a wide range of bacterial infections. We are the first pharmaceutical company in China to have successfully engaged in the large-scale research and development of biapenem for injection and the first to complete the necessary clinical trials. We aim to obtain SFDA approval for biapenem for injection in 2007.

Iguratimod Tablets.    Iguratimod is a new disease-modifying anti-rheumatoid medication, or a DMARD, which is a category of drugs used in many autoimmune disorders to slow down disease progression and provide faster and more effective relief as compared to traditional DMARDs. We are in the process of conducting Phase III clinical trials and we aim to obtain SFDA approval for the manufacture and sale of iguratimod tablets in 2009.

Palonosetron for Injection.    Palonosetron is used to prevent nausea and vomiting associated with chemotherapy. We have developed a new delivery system for palonosetron for which we have applied for an invention patent in China. The new delivery system allows for enhanced stability, transportability and use of palonosetron. We have completed Phases I to III clinical trials for palonosetron for injection and are in the process of applying for a new medicine certificate for palonosetron for injection. Clinical test results demonstrated that patients who were given palonosetron for injection experienced less acute chemotherapy-induced nausea and vomiting and delayed chemotherapy-induced nausea and vomiting as compared to other currently available pharmaceuticals. We aim to obtain SFDA approval for the manufacture and sale of palonosetron for injection in 2008.

Levamisole Hydrochloride Nasal Spray.    We are in the process of developing indications for levamisole hydrochloride to be used for the treatment of nasal allergies. Levamisole hydrochloride nasal spray works by stimulating the immune system and inhibiting the secretion and accumulation of acidophil granular cells in the nasal cavity that cause nasal allergies. We have received one invention patent and have applied for 31 other invention patents in China associated with the new indications. We have completed Phase I clinical trials for levamisole hydrochloride nasal spray, and are in the process of conducting Phase II clinical trials and aim to obtain the SFDA approval for the manufacture and sale of levamisole hydrochloride nasal spray in 2009.

In addition, we are in the process of researching and developing a range of products for the treatment of cancer, cerebrovascular diseases, infections and rheumatoid arthritis.

Manufacturing, Quality Control and Supplies

Manufacturing

We currently have three GMP-approved manufacturing facilities in China located in Jiangsu, Hainan and Shandong Provinces. We also own the mining right of a smectite mine, located in Sichuan Province. See “—Facilities.” In addition, three of our generic pharmaceuticals, the Yingtaiqing-branded diclofenac sodium capsules, the Faneng-branded alfacalcidol soft capsules and the Yineng-branded generic lentinan injection, are manufactured by independent third-party manufacturers.

A portion of our production lines are equipped with automated machinery and equipment and can be used to produce different kinds of pharmaceuticals in the same physical dosage form without the need to significantly modify the current production facilities and equipment. We therefore are able to adjust our production to meet market demand and our sales target in response to market demand. The following table is a summary of our 2006 production capacity:

Pharmaceutical Agent Production Unit	Delivery Form	2006 Capacity
Hainan Simcere
Penicillin family	Granules	630,000,000 packs
Penicillin family	Capsules	225,000,000 pills
Penicillin family	Dry suspension	45,000,000 packs
Cefaclor family	Granules	240,000,000 packs
Cefaclor family	Capsules	60,000,000 pills
Cefaclor family	Dry suspension	240,000,000 packs
Cefaclor family	Tablets	200,000,000 pills
General	Tablets	800,000,000 pills
General	Granules	660,000,000 packs
General	Soft capsules	150,000,000 pills
General	Gelatin	5,000,000 tubes
Nanjing Simcere
Penicillin family	Powder injection	10,000,000 vials
Penicillin family	Granules	40,000,000 packs
Penicillin family	Tablets	70,000,000 pills
General	Oral solution	55,000,000 bottles
General	Small volume parenteral solutions	15,000,000 vials
General	Tablets	150,000,000 pills
General	Dry suspension	20,000,000 packs
General	Capsules	160,000,000 pills
General	Granules	20,000,000 packs
General	Extract	50,000,000 bottles
Yantai Medgenn
Recombinant human endostatin	Injection	300,000 vials

Quality Control

Our senior management team is actively involved in setting internal quality control policies and monitoring our product quality control process. Our quality control team is responsible for the testing of our pharmaceuticals to ensure that we comply with all applicable regulations, standards and internal policies during the manufacturing process. We carry out quality control procedures in compliance with GMP standards and SFDA regulations and in accordance with our internal policies with a view towards ensuring the consistency and high quality of our products. We inspect and test packaging materials before manufacturing and test intermediate products based on various criteria, such as physical appearance (including the shape of capsules and granules), cleanliness, ingredient composition and weight. Once the products are finalized, we conduct final product testing before distributing our products to our distributors.

Raw Materials

The principal raw materials used for our products are the necessary active ingredients of our pharmaceuticals. We source such raw materials, as well as packaging materials, from various independent suppliers in China. In addition, we produce certain active ingredients used for the production of some of our pharmaceutical products, such as Bicun, and we also own the mining rights relating to a smectite mine that produces smectite, a raw material used for the manufacturing of Biqi. In the case of sourcing raw materials from third parties, the purchase price for the relevant raw materials is based on the prevailing market price for such materials of similar quality. Our principal packaging materials include glass ampules for injection pharmaceuticals, plastic bottles for capsule and tablet pharmaceuticals, and external packaging and printed instructions for all of our pharmaceuticals. In 2006, we purchased an aggregate of 50.9% of our total supply of raw materials from our five largest suppliers.

Historically, the majority of our raw materials have been readily available. We generally maintain two vendors for each major raw material in order to diversify our vendor base and help to ensure a reliable supply of raw materials at reasonable prices. To date, raw material shortages or price fluctuations have not had any material adverse effect on us. We also maintain a supplier evaluation scheme through which potential vendors are evaluated based on a number of factors including quality, timely delivery, cost and technical capability. In addition, we conduct periodic onsite reviews of our suppliers’ facilities.

Intellectual Property

We are committed to the development and protection of our intellectual property portfolio. We rely primarily on a combination of patent, trademark and trade secret protections, as well as employee and third party confidentiality agreements to safeguard our intellectual property. We own and have applied for patents to protect the technologies, inventions and improvements that we believe are significant to our business. As of March 31, 2007, we held five invention patents in China, including the invention patent granted to Yantai Medgenn relating to Endu on January 18, 2006, and one invention patent in the United States relating to Endu. We also held two utility model patents and 28 packaging design patents. In addition, we had 46 pending patent applications in China and one pending patent application filed under the Patent Cooperation Treaty, which provides a unified procedure for filing patent applications to protect inventions internationally, for the treatment of nasal allergies using our levamisole hydrochloride nasal spray.

The validity period for our utility patents and packaging design patents are both 10 years and the validity period for our invention patents is 20 years, starting from the date the application was filed. All of these patents were issued in China. As with patent rights in most other jurisdictions, a patent holder in China enjoys the exclusive right to exclude others from using, licensing and otherwise exploiting the patent in China. However, there is no assurance that our patents will not be challenged in China, which could be costly to defend and could divert our management from their normal responsibilities. See “Risk Factors—Risks Related to Our Company—Litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly.” In addition, if such challenge is successful, it could result in an adverse effect on our business.

We rely on trademarks to protect our branded generic pharmaceuticals, which constitute a significant portion of our sales and are not protected by patents. As of March 31, 2007, we maintained 269 trademark registrations in China, including the Chinese characters for Bicun, Zailin, Yingtaiqing, Anqi and Biqi. We have also applied for an additional 207 trademarks. Under PRC law, we have the exclusive right to use a trademark for products and services for which such trademark has been registered with the PRC Trademark Office of the State Administration for Industry and Commerce.

Trademark registration is valid for ten years, starting from the day the registration is approved. If we believe that a third party has infringed upon the exclusive right of our registered trademark, we may, through appropriate administrative and civil procedures prescribed, institute proceedings to request the relevant authority for an injunction or to resolve the infringement through consultation. The relevant authority can also impose fines, confiscate or destroy the infringing products or equipment used to manufacture the infringing products.

We believe that certain of our trademarks are well-recognized in China among healthcare professionals, pharmacists and patients. For example, our brand name Zailin was recognized as a “China Well-Known Trademark” in February 2004 and our brand name Yingtaiqing was named a “Well-Known Trademark” in Jiangsu Province in December 2005. Under PRC law, if we believe such well-known trademark is registered by a third party as its company name, and that such registration might result in confusion to the general public, we may also apply to the relevant administrative authority for an injunction prohibiting such use and to compel the third party to cancel its registration. As our brand names are becoming more recognized in the pharmaceutical market in China, we are devoting additional resources to increasing and enforcing our trademark rights, which is critical to our overall branding strategy and reputation.

Some elements of our pharmaceutical composition, formulation, delivery as well as manufacturing methods or processes involve unpatented, proprietary technology, processes, know-how or data. With respect to such proprietary know-how that is not patentable and processes for which patents are difficult to enforce, we rely on trade secret protection and confidentiality agreements in order to safeguard our interests. All of our research and development personnel have entered into confidentiality, non-competition and proprietary information agreements with us. These agreements address issues involving the protection of our intellectual property and require such employees to assign to us all of their inventions, designs and technologies that they may develop during their periods of employment with us. In addition, there is a strict segregation of duties among personnel involved in different stages of our production process. This serves to reduce the risk of any single staff member obtaining the technical know-how relating to the entire production process. We also take other precautions, such as internal document controls and network assurance procedures, including the use of a separate dedicated server for technical data.

If our trademarks are challenged, our brand name is damaged and/or our trade secrets become known by our competitors, there could be an adverse effect on our business. See “Risk Factors—Risks Related to Our Company—Our trademarks, patents and other non-patented intellectual property are valuable assets and if we are unable to protect them from infringement, our business prospects may be harmed.”

Competition

The pharmaceutical market in China is intensely competitive, rapidly evolving and highly fragmented. The NDRC reported there were 4,738 pharmaceutical manufacturers in China as of December 31, 2004. In 2005, the top 10 manufacturers accounted for approximately 23.0% of the total revenues of the pharmaceuticals market in China according to the Freedonia Group, with no single manufacturer holding more than 4.0% of the market.

We face direct competition from pharmaceutical manufacturers producing the same type of pharmaceuticals and indirect competition from pharmaceutical manufacturers producing products having similar medical efficacy as substitutes. Our competitors vary by product:

•

For Endu, there are currently no directly competitive products as Endu is the first recombinant human endostatin injection approved for sale in China. However, Endu indirectly competes with other types of cancer treatments currently available in China.

•

For Bicun, the main competitive product is Yidasheng, which is manufactured by Jilin Boda Pharmaceutical Co., Ltd. in China. Based on market research conducted by IMS Health, Bicun held the leading market share of more than 90.0% in terms of total edaravone injections sold in China in 2005.

•

For Zailin, the main competitive product is Amoxian, which is manufactured by Zhuhai United Laboratories Pharmaceutical Co., Ltd. and had a 2005 market share of 20.3% and 17.8% of all amoxicillin granules sold in hospitals and retail outlets in China, respectively, based on the information provided by the Southern Pharmaceutical Economic Research Institute.

•

For Anqi, the main competitive products are Anmiejun, which is manufactured by North China Pharmaceutical Group Corporation and had a market share of 19.3% of all amoxicillin with clavulanate potassium sold in hospitals in China in 2005, and Bomeixin, which is manufactured by Shenyang Shide Pharmaceutical Co., Ltd. and had a market share of 37.7% of all amoxicillin with clavulanate potassium sold in retail outlets in China in 2005, based on information provided by the Southern Pharmaceutical Economic Research Institute.

•

For Yingtaiqing, the main competitive products are Votalin, which is manufactured by Beijing Novartis Pharma Ltd. and had a 2005 market share of 26.3% and 36.3% of all diclofenac sodium capsules and gelatin sold in hospitals and retail outlets in China, respectively, and Difene, which is manufactured by Klinge Pharma GmbH of Germany and had a 2005 market share of 19.0% and 12.6% of all diclofenac sodium capsules and gelatin sold in hospitals and retail outlets in China, respectively, according to research conducted by IMS Health.

•

For Biqi, the main competitive products are Smecta, which is manufactured by Beaufour-Ipsen (Tianjin) Pharmaceutical Co., Ltd., and Kenteling, which is manufactured by Zhejiang Hailisheng Group Co., Ltd.. Smecta and Kenteling had market shares of 73.2% and 15.6%, respectively, of all smectite powder sold in hospitals in China in 2005, respectively, according to research conducted by IMS Health. In addition, Biqi competes with other type of anti-diarrhea medicines available in the China market.

Our generic pharmaceuticals are not protected by patents and are thus subject to competition from other generic pharmaceuticals. However, the SFDA may at its discretion, subject to certain limitations, grant first-to-market generic pharmaceuticals the protection of a multiple-year monitoring period, or a protection period under the prior regulation, during which other pharmaceutical companies cannot apply for the registration of pharmaceuticals with the same chemical structure, dosage form and indication. See “Regulation of Our Industry—Approval and Registration of Pharmaceutical Products.” Our product Bicun is an example of a pharmaceutical still under such a transitional protection period until December 2007, and we, together with another manufacturer, whose edaravone injection underwent clinical trials before the SFDA granted a transitional protection period for Bicun, are the only two licensed manufacturers of edaravone injection during this period. Once the transitional protection period elapses, other manufacturers will be able to produce pharmaceuticals with the same chemical structure, dosage form and indication, and may be able to sell such products at a lower price. As a result, hospitals, clinics, pharmacies and other retail outlets may choose the lower priced products over our pharmaceuticals, resulting in a commensurate loss in sales of our products. See “Risk Factors—Risks Relating to Our Business—Most of our products are branded generics, which can be manufactured and sold by other pharmaceutical manufacturers in China once the relevant protection or monitoring periods elapse.” Furthermore, for our patented pharmaceuticals, the existence of a patent may not necessarily protect us from competition as our patent may be challenged, invalidated or held to be unenforceable. This is because patent applications can take many years to be approved and issued and currently pending applications may later result in issued patents that our product candidates or technologies may infringe. See “Risk Factors—Risks Relating to Our Business—The existence of a patent may not necessarily protect us from competition as our patent may be challenged, invalidated or held unenforceable.”

The pharmaceutical industry is characterized by rapid product development and technological change. Our pharmaceuticals could be rendered obsolete or made uneconomical by the development of new pharmaceuticals to treat the conditions addressed by our pharmaceuticals, technological advances affecting the cost of production, or marketing or pricing actions by one or more of our competitors. Our business, results of operations and financial condition could be materially adversely affected by any one or more of these developments. Our competitors may also be able to obtain regulatory approval for new products more quickly than we are and, therefore, may begin to market their products in advance of our products. We believe that competition among pharmaceuticals in China will continue to be based on, among other things, brand name recognition, product efficacy, safety, reliability, availability, promotional activities and price.

Many of our existing and potential competitors have substantially greater financial, technical, manufacturing or other resources than we do. For example, certain of our competitors, such as North China Pharmaceutical Group, that are listed on the stock exchanges in China have better access to capital than we do. In addition, competitors such as Beijing Novartis Pharma Ltd. and Beaufour-Ipsen (Tianjin) Pharmaceutical Co., Ltd., which were established by multinational pharmaceutical companies, have more extensive research and development and technical capabilities than we do. Our competitors’ greater size in some cases provides them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. Many of our competitors may also have greater brand name recognition, more established distribution networks, larger customer bases, or have more extensive knowledge of our customer groups. As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products and respond more quickly to evolving industry standards and changes in market conditions than we can. In addition, certain of our competitors may adopt low-margin sales strategies and compete against us based on lower prices. Furthermore, as a result of China’s admission to the World Trade Organization in 2001 and subsequent changes in PRC government laws and regulations, we may also face increasing competition from foreign manufacturers in addition to domestic manufacturers. Subsequent to the reduction of import tariffs pursuant to China’s World Trade Organization obligations, the selling prices in China of imported pharmaceuticals have become more competitive. Also, some foreign pharmaceutical manufacturers have set up domestic production bases in China leading to increasing direct competition.

Environmental Matters

Our operations and facilities are subject to environmental laws and regulations stipulated by the national and the local environment protection bureaus in China. Relevant laws and regulations include provisions governing air emissions, water discharges and the management and disposal of hazardous substances and wastes. The PRC regulatory authorities require pharmaceutical companies to carry out environmental impact studies before engaging in new construction projects to ensure that their production processes meet the required environmental standards. As the PRC legal system continues to evolve, we may be required to make significant expenditures in order to comply with environmental laws and regulations that may be adopted or imposed in the future.

Employees

We had 1,595, 1,789 and 1,838 employees as of December 31, 2004 and 2005 and December 31, 2006, respectively. The following table sets forth the number of our employees for each of our areas of operation and as a percentage of our total workforce as of December 31, 2006:

	Number of Employees	Percentage of Total
Marketing and brand management	800	43.5%
Manufacturing and quality control	538	29.3
General and administration	422	23.0
Research and development	78	4.2

Total	1,838	100.0%

We are required under PRC law to make contributions to our employee benefit plans based on specified percentages of the salaries, bonuses, housing funds and certain allowances of our employees, up to a maximum amount specified by the respective local government authorities where we operate our businesses. The total amount of contributions we made to employee benefit plans in 2004, 2005 and 2006, was RMB2.1 million, RMB2.0 million and RMB2.7 million ($0.3 million), respectively.

Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees.

Facilities

Our corporate headquarters is located in Nanjing, Jiangsu Province, where we own an aggregate of approximately 3,300 square meters of office space. We have three GMP-approved manufacturing facilities located in Nanjing, Hainan and Yantai. Our Nanjing manufacturing facility is located on three parcels of land totaling approximately 250,000 square meters in Nanjing. We hold the land use rights for two of the parcels for a term of 45 and 50 years, respectively, expiring in 2048 and 2054. We are in the process of obtaining the land use rights for the third parcel. Our production facility in Nanjing has an area of approximately 24,000 square meters. Our Hainan manufacturing facility has an area of approximately 17,000 square meters and is located on a parcel of land that has an area of approximately 40,000 square meters in Haikou, Hainan Province. We hold the land use rights for a term of 70 years, expiring in 2067. Our Yantai manufacturing facility has an area of approximately 3,000 square meters. We plan to expand our manufacturing facility for Endu on a parcel of land that has an area of approximately 48,000 square meters in Yantai, Shandong Province. We hold the land use rights for a term of 50 years, expiring in 2053. In addition, we own the mining rights relating to a smectite mine that has an area of approximately 7.0 square kilometers in Zigong, Sichuan Province, and can produce a total of 300,000 tons of smectite, a raw material used for the manufacturing of our diarrhea medicine Biqi. Our research and development facility is located in Nanjing, Jiangsu Province on a parcel of land that has an area of approximately 200,000 square meters. We hold the land use rights for a term of 50 years, expiring in 2056. We are also in the process of constructing a new research and development facility in Nanjing with an area of approximately 30,000 square meters, which is scheduled to be completed in 2007. We believe that our existing facilities, together with the facilities under construction, are adequate for our current requirements.

Insurance

We maintain property insurance policies covering our equipment and facilities for losses due to fire, earthquake, flood and a wide range of other natural disasters. Insurance coverage for our fixed assets other than land amounted to approximately RMB246.7 million as of March 31, 2007. We also maintain insurance policies covering products in transit to our customers. We do not maintain product liability insurance or insurance covering potential liability relating to the release of hazardous materials as product liability insurance for pharmaceutical products and insurance relating to the release of hazardous materials are not available in China. In addition, we do not maintain business interruption insurance or key employee insurance for our executive officers as we believe it is not the normal industry practice in China to maintain such insurance. We consider our current insurance coverage to be adequate. However, uninsured damage to any of our manufacturing facilities and buildings or a significant product liability claim could have a material adverse effect on our results of operations. We also maintain insurance coverage for our vehicles.

Legal and Administrative Proceedings

We are currently not a party to any material legal or administrative proceedings, and we are not aware of any threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

REGULATION OF OUR INDUSTRY

Our products are subject to regulatory controls governing pharmaceutical products. As a developer, manufacturer and distributor of pharmaceuticals, we are subject to regulation and oversight by different levels of the food and drug administration in China, in particular, the SFDA. The “Law of the PRC on the Administration of Pharmaceuticals,” as amended on February 28, 2001, provides the basic legal framework for the administration of the production and sale of pharmaceuticals in China and covers the manufacturing, distributing, packaging, pricing and advertising of pharmaceutical products in China. Its implementation regulations set out detailed implementation rules with respect to the administration of pharmaceuticals in China. We are also subject to other PRC laws and regulations that are applicable to manufacturers and distributors in general.

Pharmaceutical Product Manufacturing

Permits and Licenses for Pharmaceutical Manufacturers

A manufacturer of pharmaceutical products must obtain a pharmaceutical manufacturing permit from the provincial food and drug administration. This permit, once obtained, is valid for five years and is renewable upon its expiration. This permit must be renewed at least six months before its expiration date. Our current pharmaceutical manufacturing permit for each of Hainan Simcere, Nanjing Simcere and Yantai Medgenn will expire on December 31, 2010. We do not believe it will be difficult for us to renew our pharmaceutical manufacturing permit. In addition, before commencing business, a pharmaceutical manufacturer must also obtain a business license from the relevant administration for industry and commerce.

Good Manufacturing Practices

A manufacturer of pharmaceutical products and raw materials must obtain the GMP certification to produce pharmaceutical products and raw materials in China. GMP certification criteria include institution and staff qualifications, production premises and facilities, equipment, raw materials, hygiene conditions, production management, quality controls, product distributions, maintenance of sales records and manner of handling customer complaints and adverse reaction reports. A GMP certificate is valid for five years. The certificate must be renewed at least six months before its expiration date. A manufacturer is required to obtain GMP certificates to cover all of its production operations.

Generally, GMP certificates are valid for five years and we do not believe it will be difficult for us to renew any of our GMP certifications. The following table summarizes the most recent GMP certificates we received for each of our manufacturing facilities in Hainan, Jiangsu and Yantai:

Certification By Facilities	Coverage	Issue Date	Expiration Date
Hainan Simcere
	Tablets (Including Cephalosporins), Granules, Capsules, Dry Suspensions (Including Cephalosporins, Penicillins), Soft Capsules, Powders, Gelatin	August 30,2006	August 29, 2011

	Bulk Drug (Montmorillonite, Aluminium, Dihydroxyallan-toninate)	August 22, 2006*	August 21, 2007

Certification By Facilities	Coverage	Issue Date	Expiration Date
	Bulk (Sumatriptan Succinate, Meloxicam, Naftopidil, Edaravone, Sibutramine Hydrochloride)	February 16, 2004	February 15, 2009

	Bluk Drug (Amlodipine Maleate, Cefprozil, Cefteram pivoxil)	November 1, 2005	October 31, 2010

Nanjing Simcere

	Tablets, Granules, Dry Suspensions (Penicillins)	May 26, 2003	May 25, 2008

	Small Volume Parenteral Solutions, Mixture Oral, Solution	January 2, 2004	January 1, 2009

	Tablets, Capsules, Dry Suspensions	March 30, 2006	March 29, 2011

	Granules	May 11, 2006	May 10, 2011

	Powder for Injection (Penicillins)	April 19, 2006	April 18, 2011

Yantai Medgenn

	Recombinant Human Endostatin Injection (Antineoplastic Drugs)	March 20, 2006	March 19, 2011

*	The original certificate was issued on July 2, 2002. The August 2006 certificate was issued after Hainan Simcere changed its corporate name.

Approval and Registration of Pharmaceutical Products

To apply for approval of manufacturing a medicine with a national standard, the applicant must submit relevant information and samples of the pharmaceutical prepared in accordance with the relevant national standard to the provincial food and drug administration authority. The provincial food and drug administration authority will review the submission and conduct on-site investigation at the production premises. Three consecutive production batches of pharmaceutical samples, collected by the provincial food and drug administration authority, will be examined by the designated drug laboratories. Following their respective assessment and investigation of the application, the provincial food and drug administration authority and the pharmaceutical examination laboratories will produce their respective report to the SFDA, which will conduct a final assessment of the application to consider whether to approve the registration of the medicine. Upon successful final assessment of the application, the SFDA will issue a medicine registration approval.

If a medicine has not previously been marketed in China, the manufacturer must first obtain a new medicine certificate as well as a medicine registration approval from the SFDA. To register new medicines, pharmaceutical manufacturers must obtain approvals from the SFDA to carry out clinical research. Applicants need to submit relevant pre-clinical study information and other relevant reports to the provincial food and drug administration for review. The provincial food and drug administration will also conduct on-site inspections to collect pharmaceutical samples and appoint specified pharmaceutical examination laboratories to exam such pharmaceutical samples. The pharmaceutical examination laboratories will then issue reports to the SFDA, which will then set up an expert team comprised of pharmaceutical professionals and other specialists to conduct a technical assessment of the proposed new medicine and decide whether clinical research should be commenced.

Following successful completion of clinical research, applicants must submit clinical research information and raw material samples to the provincial food and drug administration and the pharmaceutical examination laboratories appointed by the provincial food and drug administration to apply for approval to manufacture the new medicines. The provincial food and drug administration authority will then review the submission materials and conduct an on-site inspection at the production premises of the applicants. The pharmaceutical examination laboratories appointed by the provincial food and drug administration will then exam three consecutive production batches of pharmaceutical samples collected by the provincial food and drug administration. After investigation and assessment, the provincial food and drug administration authority and the examination laboratories appointed by the provincial food and drug administration authority will produce reports to the SFDA, which will carry out a final review of the application of the subject new medicine. Upon fulfillment of the relevant requirements and approval by the SFDA, the applicants will be granted a new medicine certificate and a medicine approval document. A manufacturer of pharmaceuticals can commence the manufacture and sale of a medicine upon obtaining the medicine approval document based on the provisional quality standard set forth by the SFDA. Within one year and nine months of obtaining the medicine approval document, the manufacturer must submit application to apply for the final quality standard for the medicine, which is generally approved within one year of the application.

Upon granting production approval of a new medicine, the SFDA may set a monitoring period of a maximum of five years to continue monitoring the safety of the medicine, during which the relevant pharmaceutical manufacturing company must regularly review the production technologies employed, monitor the quality, stability, curative effects and unfavorable side-effects of the new medicine, and report to the provincial level food and drug administration authority annually. During such a monitoring period, the SFDA will not accept applications for new medicine certificates for the same medicine by other pharmaceutical companies or approve the sale or import of the same medicine by other pharmaceutical companies, except that, for any other application for the same new medicine that had been approved by the SFDA to undergo clinical trials prior to the granting of a monitoring period, the SFDA may approve the application for sale or import of the new medicine if it meets the relevant requirements and will continue to monitor such new medicine. As a result, the monitoring period in connection with a new medicine can limit the competition encountered by the manufacturer of the new medicine. As of March 31, 2007, we held 43 new medicine certificates that are in effect and have obtained 135 medicine approval documents.

Prior to September 15, 2002 when the SFDA first began using monitoring periods to monitor the safety of new medicines, upon granting of production approval, the SFDA would grant what is known as a “protection period” to a medicine if it had not previously been manufactured in China. The benefits of a monitoring period and a protection period (including the transitional protection period described below) to a pharmaceutical manufacturer are essentially the same, but the purposes differ, as the protection period is aimed to protect new medicines from competition for a certain period of time instead of monitoring the safety of new medicines. In addition, the classification system to determine the length of the protection period was different than the current monitoring period regime, and even within the protection period regime, the classification system and the length of the protection period had also been subject to adjustments. For new medicines granted for production from March 1987 to April 1999, protection periods were limited to a maximum of eight years under relevant PRC regulations. In May 1999, the maximum length of protection periods granted to new medicines approved after that time was increased to 12 years. The monitoring period regime took effect for new medicines approved after September 15, 2002, but the protection periods granted prior to September 15, 2002 continue to be in effect even after the protection period regime was replaced by the monitoring period regime. To ease the transition from the protection period regime to the monitoring period regime, a transitional protection period of up to five years was adopted for medicines approved by the SFDA for clinical studies but had not obtained new medicine certificates prior to September 15, 2002.

In March 2007, the SFDA issued a draft regulation to revise the existing regulation regarding the registration and management of medicines, and the SFDA is currently soliciting opinions with respect to the proposed regulation. Under the proposed regulation, the SFDA will adopt a more stringent standard to define “new medicine,” which will exclude existing medicines with new dosage formulations, delivery methods or indications. In addition, only the pharmaceutical company owning an existing medicine may apply for the registration of the same medicine with new dosage formulations but without a new indication associated with such formulation. Other significant changes include the implementation of a more rigorous and transparent review process, the adoption of more rigorous review standards, and the increased confidentiality protection for applicants. In addition, the SFDA will also provide more stringent monitoring periods under which the SFDA will continue to monitor the safety of the new pharmaceuticals. Under the proposed regulation, the SFDA will no longer during the monitoring period accept applications for new medicine certificates from other pharmaceutical companies for the same medicine with new dosage formulations. The SFDA will also grant special review treatment to medicines targeting HIV, cancer or other types of rare diseases, if such medicines are believed to have better efficacy than those currently available on the market.

Clinical Trials

In order to apply for a new medicine certificate, a pharmaceutical company must conduct a series of pre-clinical research including research on the synthesis technology, extraction methods, physical and chemical nature and purity, pharmaceutical forms, selection of prescriptions, manufacturing technologies, examination methods, quality indicators, stability, pharmacology, toxicology and animal pharmacokinetics of pharmaceuticals. This pre-clinical research should be conducted in compliance with the relevant technological guidelines issued by the SFDA.

There are four phases of clinical trials. Application for registration of new medicines requires Phase I, II and III of clinical trials. Under certain circumstances, only Phase II and III or only Phase III clinical trials are needed to be performed.

•

Phase I—preliminary trial of clinical pharmacology and human safety evaluation studies. The primary objective is to observe the pharmacokinetics and the tolerance level of the human body to the new medicine as a basis for ascertaining the appropriate methods of dosage.

•

Phase II—preliminary exploration on the therapeutic efficacy. The purpose is to assess preliminarily the efficacy and safety of pharmaceutical products on patients within the target indication of the pharmaceutical products and to provide the basis for the design research and dosage tests for Phase III. The design and methodology of research in this phase generally adopts double-blind and random methods with limited sample sizes.

•

Phase III—confirm the therapeutic efficacy. The objective is to further verify the efficacy and safety of pharmaceutical products on patients within the target indication of the pharmaceutical products, to evaluate the benefits and risks and finally to provide sufficient experimental proven evidence to support the registration application of the pharmaceutical products. In general, the trial should adopt double-blind, random methods with sufficient sample sizes.

•

Phase IV—stage of application with research conducted by the applicants themselves after the launch of a new pharmaceutical. The objective is to observe the efficacy and adverse reaction of pharmaceutical products under extensive use, to perform an evaluation of the benefits and risks of the application among ordinary or special group of patients, and to ascertain and improve the appropriate dosage volume for application.

Continuing SFDA Regulation

A manufacturer of pharmaceutical products is subject to continuing regulation by the SFDA. If an approved medicine, its labeling or its manufacturing process is significantly modified, pre-market supplemental approval may be required. A manufacturer of pharmaceutical products is subject to periodic re-inspection and market surveillance by the SFDA to determine compliance with regulatory requirements. If the SFDA sees a reason to enforce its regulations and rules, the agency can institute a wide variety of enforcement actions such as fines and injunctions, recalls or seizure of products, imposition of operating restrictions, partial suspension or complete shutdown of production and criminal prosecution.

Pharmaceutical Distribution

A distributor of pharmaceutical products must obtain a pharmaceutical distribution permit from the relevant provincial- or designated municipal- or county-level food and drug administration. The grant of such permit is subject to an inspection of the distributor’s facilities, warehouse, hygiene environment, quality control systems, personnel and equipment. The pharmaceutical distribution permit is valid for five years. In addition, a pharmaceutical distributor needs to obtain a business license from the relevant administration for industry and commerce prior to commencing its business.

The most recent pharmaceutical distribution permits obtained by our subsidiaries, Shanghai Simcere and Jiangsu Simcere, for wholesale and retail business operations were issued on December 20, 2004 and January 1, 2005, respectively, and we do not believe it would be difficult for us to renew these certifications.

Restrictions on Foreign Ownership of Pharmaceutical Wholesale and Retail Businesses in China

The Administration Rules on Foreign Investment in Commercial Domains permit foreign companies to establish or invest in wholly foreign-owned companies or joint ventures that engage in wholesale or retail sales of pharmaceuticals in China. In relation to retail sales, the number and size of retail pharmacy outlets that a foreign investor may establish remain subject to certain restrictions. Pharmacy chains with more than 30 outlets and selling a variety of branded pharmaceutical products sourced from different suppliers are limited to 49.0% foreign ownership.

Good Supply Practices

GSP standards regulate pharmaceutical wholesale and retail distributors to ensure the quality of distribution in China. The current applicable GSP standards require pharmaceutical distributors to implement strict controls on the distribution of medicine products, including standards regarding staff qualifications, distribution premises, warehouses, inspection equipment and facilities, management and quality control. The GSP certificate is valid for five years.

Our subsidiaries, Shanghai Simcere and Jiangsu Simcere, obtained their respective most recent GSP certificates on December 20, 2004 and June 20, 2003. Both certificates are valid for five years and we do not believe it would be difficult for us to renew these certifications.

Product Liability and Protection of Consumers

Product liability claims may arise if the products sold have any harmful effect on the consumers. The injured party can claim for damages or compensation. The “General Principles of the Civil Law of the PRC” which was effective from January 1987 states that manufacturers and sellers of defective products causing property damage or injury shall incur civil liabilities.

The “Product Quality Law of the PRC” was enacted in 1993 and amended in 2000 to strengthen quality control of products and protect consumers’ rights. Under this law, manufacturers and distributors who produce and sell defective products may be subject to the confiscation of earnings from such sales, the revocation of business licenses and imposition of fines, and in severe circumstances, may be subject to criminal liability.

The “Law of the PRC on the Protection of the Rights and Interests of Consumers” was promulgated on October 31, 1993 and enacted from January 1, 1994 to protect consumers’ rights when they purchase or use goods and accept services. All business operators must comply with this law when they manufacture or sell goods and/or provide services to customers. In extreme situations, pharmaceutical manufacturers and distributors may be subject to criminal liability if their goods or services lead to the death or injuries of customers or other third parties.

Price Controls

The retail prices of certain pharmaceuticals sold in China, primarily those included in the national and provincial Medical Insurance Catalogs and those pharmaceuticals whose production or trading are deemed to constitute monopolies, are subject to price controls in the form of fixed prices or price ceilings. Manufacturers and distributors cannot set the actual retail price for any given price-controlled product above the price ceiling or deviate from the fixed price imposed by the government. The prices of medicines that are not subject to price controls are determined freely at the discretion of the respective pharmaceutical companies, subject to notification to the provincial pricing authorities. Sales of pharmaceutical products by pharmaceutical manufacturers in China to overseas markets are not subject to any price control.

The retail prices of medicines that are subject to price controls are administered by the Price Control Office of the National Development and Reform Commission, or the NDRC, and provincial and regional price control authorities. The retail price, once set, also effectively determines the wholesale price of that medicine. From time to time, the NDRC publishes and updates a list of medicines that are subject to price controls. Fixed prices and price ceilings on medicines are determined based on profit margins that the relevant government authorities deem reasonable, the type and quality of the medicine, its production costs, the prices of substitute medicines and the extent of the manufacturer’s compliance with the applicable GMP standards. The NDRC directly regulates the price of a portion of the medicines on the list, and delegates to provincial and regional price control authorities the authority to regulate the pricing of the rest of the medicines on the list. Provincial and regional price control authorities have discretion to authorize price adjustments based on the local conditions and the level of local economic development. Currently, approximately 1,500 pharmaceuticals, or approximately 10.0% of the pharmaceuticals available in China, are subject to price controls. Of those, the price controls for the retail prices of approximately 600 pharmaceuticals are administered by the NDRC and the rest are administered by provincial and regional price control authorities.

Only the manufacturer of a medicine may apply for an increase in the retail price of the medicine and it must either apply to the provincial price control authorities in the province where it is incorporated, if the medicine is provincially regulated, or to the NDRC, if the medicine is centrally regulated. For a provincially regulated medicine, in cases where provincial price control authorities approve an application, manufacturers must file the new approved price with the NDRC for record and thereafter the new approved price will become binding and enforceable across China.

Since May 1998, the PRC government has ordered reductions in the retail prices of various pharmaceuticals 22 times. The latest price reductions occurred in January and March 2007 and affected 354 and 278 different pharmaceuticals, respectively.

The NDRC may grant premium pricing status to certain pharmaceuticals that are under price controls. The NDRC may set the retail prices of pharmaceuticals that have obtained premium pricing status at a level that is significantly more than comparable products. Two of our branded generic products, Zailin granules and Yingtaiqing capsules, have obtained premium pricing status from the NDRC.

Tendering System for Medicines Purchased by Healthcare Institutions

Hospitals owned and controlled by counties or higher level governments must implement collective tender processes for the purchase of medicines listed in the Medical Insurance Catalogs and medicines that are consumed in large volumes and commonly prescribed for clinical uses. A committee established by the hospitals consisting of recognized pharmaceutical experts must assess the bids submitted by the pharmaceutical manufacturers, taking into consideration, among other things, the quality and price of the medicine and the service and reputation of the manufacturers. For the same type of pharmaceutical, the committee usually selects from among two to three different brands. Any reduction in the pharmaceutical purchase price by these hospitals as a result of the competitive bidding process is intended to bring about a corresponding reduction in the retail price for the benefit of patients. At present, we understand that the extent of implementation of such tender purchase system varies among different regions in China. Recently, state-owned and state-controlled hospitals of certain provinces began to implement collective tender processes through online bidding. Such online bidding process is expected to increase the transparency and competitiveness of the tendering system. An increasing numbers of hospitals are expected to adopt such online bidding procedures.

Reimbursement Under the National Medical Insurance Program

According to the PRC National Bureau of Statistics, as of December 31, 2005, 137.8 million people in China were enrolled in the National Medical Insurance Program. Most program participants are urban residents who are currently employed or retired. Participants of the National Medical Insurance Program and their employers are required to contribute to the payment of insurance premium on a monthly basis. Program participants are eligible for full or partial reimbursement of the cost of medicines included in the national Medical Insurance Catalog, which is divided into two tiers. Purchases of Tier A medicines are fully reimbursable, but certain Tier A medicines are only reimbursable if the medicine is used for a particular stated purpose in the Medical Insurance Catalogs. Purchasers of Tier B medicines are required to make a certain percentage of co-payments, with the remaining amount being reimbursable. The percentage of reimbursement for Tier B medicines varies in different regions in the PRC. Factors that affect the inclusion of medicines in the Medical Insurance Catalogs include whether the medicine is consumed in large volumes and commonly prescribed for clinical use in China and whether it is considered to be important in meeting the basic healthcare needs of the general public. The PRC Ministry of Labor and Social Security, together with other government authorities, has the power every two years to determine which medicines are included in the national medicine catalog, under which of the two tiers the included medicine falls, and whether an included medicine should be removed from the catalog. Provincial governments are required to include all Tier A medicines listed on the national Medical Insurance Catalog in their provincial Medical Insurance Catalogs. For Tier B medicines listed in the national Medical Insurance Catalog, provincial governments have the discretion to adjust upwards or downwards by no more than 15% from the number of Tier B medicines listed in the national Medical Insurance Catalog that is to be included in the provincial Medical Insurance Catalogs. The total amount of reimbursement for the cost of medicines, in addition to other medical expenses, for an individual participant under the National Medical Insurance Program in a calendar year is capped to the amounts in that participant’s individual account under the program. The amount in a participant’s account varies, depending on the amount of contributions from the participant and his or her employer. Generally, on average, participants under the National Medical Insurance Program who are from relatively wealthier parts of China and metropolitan centers have greater amounts in their individual accounts than those from less developed provinces.

PRC Patent Law

The PRC first allowed patents for the protection of proprietary rights, as set forth in the PRC Patent Law, in 1985. Pharmaceutical inventions were not patentable under the PRC Patent Law until 1993. Patents relating to pharmaceutical inventions are effective for 20 years from the initial date the patent application was filed.

Patent Prosecution

The patent prosecution system in China is different from the U.S. system in a number of ways. The patent system in China, like most countries other than the United States, adopts the principle of “first to file.” This means that, where more than one person files a patent application for the same invention, a patent will be granted to the person who first filed the application. The United States uses a principle of first to invent to determine the granting of patents. In China, a patent must possess novelty, inventiveness and practical application. Under the PRC Patent Law, novelty means that before a patent application is filed, no identical invention or utility model has been publicly disclosed in any publication in China or abroad or has been publicly used or made known to the public by any other means in China, nor has any other person filed with the patent authority an application which describes an identical invention or utility model and is published after the filing date. Patents issued in the PRC are not enforceable in Hong Kong, Taiwan or Macau, each of which has independent patent systems. Patents in the PRC are filed at the State Intellectual Property Office, or SIPO, in Beijing.

Patent Enforcement

When a dispute arises as a result of infringement of the patent holder’s patent right, such dispute should be settled first through consultation by the respective parties. However, if such dispute cannot be settled through consultation, such patent holder or an interested party who believes the patent is being infringed may either file a civil legal suit or file an administrative complaint with a provincial or municipal office of the SIPO. A PRC court may issue a preliminary injunction upon the patent holder’s or an interested party’s request before instituting any legal proceedings or during the proceedings. Damages for infringement are calculated as either the loss suffered by the patent holder arising from the infringement or the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined by using a reasonable multiple of the license fee under a contractual license. As in other jurisdictions, with one notable exception, the patent holder in the PRC has the burden of proving that the patent is being infringed. However, if the holder of a manufacturing process patent alleges infringement of such patent, the alleged infringing party has the burden of proving that there has been no infringement.

Compulsory License

Under the PRC Patent Law, where a person possesses the means to utilize a patented technology, but such person cannot obtain a license from the patent holder on reasonable terms and in a reasonable period of time, such person is entitled to apply to the SIPO to authorize the grant of a compulsory license within three years following the grant of the patented technology. A compulsory license can also be granted where a national emergency or any extraordinary state of affairs occurs or where public interest so requires. We do not believe a compulsory license has yet been granted by the SIPO.

International Patent Treaties

The PRC is also a signatory to all major intellectual property conventions, including the Paris Convention for the Protection of Industrial Property, Madrid Agreement on the International Registration of Marks and Madrid Protocol, Patent Cooperation Treaty, Budapest Treaty on the International Recognition of the Deposit of Microorganisms for the Purposes of Patent Procedure and the Agreement on Trade-Related Aspects of Intellectual Property Rights, or TRIPs.

Although patent rights are national rights, there is also a large degree of international co-operation under the Patent Cooperation Treaty, or the PCT, to which China is a signatory. Under the PCT, applicants in one country can seek patent protection for an invention simultaneously in a number of other member countries by filing a single international patent application. The fact that a patent application is pending is no guarantee that a patent will be granted, and even if granted, the scope of a patent may not be as broad as the subject of the initial application.

Trademarks

The PRC Trademark Law was promulgated in 1982 (later amended on October 27, 2006) and the PRC Trademark Implementing Regulations was promulgated in 1988. The PRC Trademark Office is responsible for the registration and administration of trademarks throughout the country. Like patents, the PRC has adopted a “first-to-file” principle with respect to trademarks.

PRC law provides that the following acts constitute infringement of the exclusive right to use a registered trademark:

•	use of a trademark that is identical with or similar to a registered trademark in respect of the same or similar commodities without the authorization of the trademark registrant;

•	sale of commodities infringing upon the exclusive right to use the trademark;

•	counterfeiting or making, without authorization, representations of a registered trademark of another person, or sale of such representations of a registered trademark;

•	changing a registered trademark and selling products on which the changed registered trademark is used without the consent of the trademark registrant; and

•	otherwise infringing upon the exclusive right of another person to use a registered trademark.

In the PRC, a trademark owner who believes the trademark is being infringed has three options:

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The trademark owner can provide his trademark registration certificate and other relevant evidence to the State or local Administration for Industry and Commerce, or AIC, which can, at its discretion, launch an investigation. The AIC may take such actions as: order the infringer to immediately cease the infringing behavior, seize and destroy any infringing products and representations of the trademark in question, close the facilities used to manufacture the infringing products or impose a fine. If the trademark owner is dissatisfied with the State AIC’s decision, he may, within 15 days of receiving the AIC’s decision, institute civil proceedings in court.

•	The trademark owner may institute civil proceedings directly in court. Civil redress for trademark infringement includes:

•	injunctions;

•	requiring the infringer to take steps to mitigate the damage (i.e., print notices in newspapers); and

•	damages (i.e., compensation for the economic loss and injury to reputation as a result of trademark infringement suffered by the trademark holder).

The amount of compensation is calculated according to either the gains acquired by the infringer from the infringement during the infringement, or the loss suffered by the trademark owner, including expenses incurred by the trademark holder to deter such infringement. If it is difficult to determine the gains acquired by the infringer from the infringement, or the loss suffered by the trademark owner, the court may elect to award compensation of not more than RMB500,000.

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If the case is so serious as to constitute a crime, the trademark owner may lodge a complaint with the relevant public security organ and the infringer is subject to investigation for criminal responsibility in accordance with PRC law.

The PRC is a signatory to the Madrid Agreement and the Madrid Protocol. These agreements provide a mechanism whereby an international registration produces the same effects as an application for registration of the mark made in each of the countries designated by the applicant.

Foreign Exchange Regulation

Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and various regulations issued by SAFE, and other relevant PRC government authorities, the Renminbi is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investments, require the prior approval from SAFE or its local counterpart for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.

Payments for transactions that take place within the PRC must be made in Renminbi. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local counterpart. Unless otherwise approved, domestic enterprises must convert all of their foreign currency receipts into Renminbi.

Pursuant to the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or SAFE Circular No. 75, issued on October 21, 2005, (i) a PRC citizen residing in the PRC, or PRC resident, shall register with the local branch of SAFE before it establishes or controls an overseas special purpose vehicle, or SPV, for the purpose of overseas equity financing (including convertible debts financing); (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into an SPV, or engages in overseas financing after contributing assets or equity interests into an SPV, such PRC resident shall register his or her interest in the SPV and the change thereof with the local branch of SAFE; and (iii) when the SPV undergoes a material event outside of China, such as a change in share capital or merger and acquisition, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of SAFE. PRC residents who are shareholders of SPVs established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006.

Under SAFE Circular No. 75, failure to comply with the registration procedures set forth above may result in the penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the SPV.

Our beneficial owners who are PRC residents have registered with the local branch of SAFE as required under SAFE Circular No. 75.

Dividend Distribution Regulation

The principal laws and regulations governing dividends paid by our PRC operating subsidiaries include the Company Law of the People’s Republic of China (1993), amended and effective as of January 1, 2006, Wholly Foreign Owned Enterprise Law (1986), as amended in 2000, and Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended in 2001. Under these laws and regulations, each of our PRC subsidiaries, including WFOEs and domestic companies in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, inlcuding WFOEs and domestic companies is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserve reaches 50% of its respective registered capital. These reserves are not distributable as cash dividends.

Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors

On August 8, 2006, six PRC regulatory agencies, including the Chinese Securities Regulatory Commission, or CSRC, promulgated a rule entitled “Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors,” or the new M&A rule, to more effectively regulate foreign investment in PRC domestic enterprises. The new M&A rule provides that the Ministry of Commerce must be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise and any of the following situations exists: (i) the transaction involves an important industry in China, (ii) the transaction may affect national “economic security,” or (iii) the PRC domestic enterprise has a well-known trademark or historical Chinese trade name in China. The new M&A rule also contains a provision requiring offshore special purpose vehicles, or SPVs, formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

The application of this new M&A rule is unclear. On September 21, 2006, the CSRC issued a clarification that sets forth the criteria and process for obtaining any required approval from the CSRC.

Our PRC counsel, Jingtian & Gongcheng, has advised us that:

•	the CSRC approval requirement applies to SPVs that acquired equity interests in PRC companies through share exchanges and using cash;

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based on their understanding of the current PRC laws, rules and regulations and the new regulation—unless there are new PRC laws, rules and regulations or clear requirements from the CSRC in any form that require the prior approval of the CSRC for the listing and trading of any SPV’s securities on an overseas stock exchange—the new regulation does not require that we obtain prior CSRC approval for the listing and trading of our ADSs on the New York Stock Exchange, because we completed our reorganization under which the equity interests in our operating subsidiaries were transferred to SGG, an SPV, prior to September 8, 2006, the effectiveness date of the new M&A rule; and

•

subject to the timing and contents of any new laws, rules and regulations or clear requirements from the CSRC in any form relating to the new regulation, the legal advice of Jingtian & Gongcheng summarized above may need to be changed.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers upon completion of this initial public offering.

Name	Age	Position/ Title
Jinsheng Ren	45	Chairman of the board of directors and chief executive officer
Guoqiang Lin	64	Independent director
Hongquan Liu	47	Independent director
Gary Siu Kwan Sik	39	Independent director
John Huan Zhao	44	Director
Frank Zhigang Zhao	47	Chief financial officer
Xiaojin Yin	48	Vice president of research and development
Yat Ming Chu	39	Vice president of sales and marketing
Jindong Zhou	45	Vice president of manufacturing
Eric Wang Lam Cheung	35	Vice president of investor relations
Hiu Ming Pang	54	Senior assistant to the chief executive officer
Haibo Qian	44	Secretary to the board of directors and company secretary

Mr. Jinsheng Ren is our founder, chairman of our board of directors and our chief executive officer. Prior to founding our company in March 1995, he was a department manager at Jiangsu Pharmaceutical Industries Co., Ltd. from 1992 to 1995. From 1982 to 1992, he was the vice general manager of Qidong Gaitianli Medicines Co., Ltd. Mr. Ren graduated from the Nanjing University of Traditional Chinese Medicine in 1982 majoring in Chinese Medicine, and received a master’s degree in Economics from University of Macquarie in Australia in 2003. He is currently a guest professor at the Nanjing University of Traditional Chinese Medicine and an adjunct professor of Northwest University in China.

Professor Guoqiang Lin is an independent director of our company. Prof. Lin is a member of the Chinese Academy of Sciences. Prof. Lin serves as the dean of the Department of Chemical Science of the National Nature Science Foundation of China since 2006 and is a researcher for the Shanghai Institute of Organic Chemistry of the Chinese Academy of Sciences from 1989. Prof. Lin also served as the head of the Shanghai Institute of Organic Chemistry of the Chinese Academy of Sciences from 1993 to 1999. In addition, he has taught as an adjunct professor at Nankai University since 1998 and at Fudan University since 1997. He was also an adjunct professor for the University of Science and Technology of China and Southwest University and was a visiting professor for Guizhou University in 2000. Prof. Lin received a bachelor’s degree in Chemistry from Shanghai University of Science and Technology (now Shanghai University) in 1964, a master’s degree in Organic Chemistry from the Shanghai Institute of Organic Chemistry of the Chinese Academy of Sciences in 1968 and was appointed as an academician to the Department of Chemical Science of the National Nature Science Foundation of China in 2001.

Mr. Hongquan Liu is an independent director of our company. Mr. Liu is also currently the managing director of Sino-Swed Pharmaceutical Corp. Ltd. since 2000. In 2000, he served as the general manager of Wuxi Pharmaceutical Company of Jiangsu CTD Import & Export Co., Ltd. From 1998 to 2000, he was the managing director of Pharmacia Corporation. From 1996 to 1998, he was the chief marketing and business officer of Pharmacia Corporation. From 1995 to 1996, he was the chief financial officer of Pharmacia Corporation. From 1992 to 1995, he was a general manager of Sino-Swed Pharmaceutical Corp. Ltd. Mr. Liu received a bachelor’s degree from Shanxi College of Finance and Economics in 1983 and an EMBA degree from China Europe International Business School in 2000.

Mr. Gary Siu Kwan Sik is an independent director of our company. Mr. Sik was the managing director and head of corporate finance for Mitsubishi UFJ Securities (HK) Limited from September 2005 to March 2007. Prior to joining Mitsubishi UFJ Securities (HK) Limited in 2005, he served in various senior positions in ICEA Capital Limited (formally NatWest Markets Corporate Finance Asia Limited) from 1995 to 1998 and from 2001 to 2005. His last position in ICEA Capital Limited was managing director and head of the investment banking department. Mr. Sik received a bachelor’s degree in engineering science from the University of Oxford, UK in 1989. He qualified as an associate member of the Institute of Chartered Accountants in England and Wales since 1992.

Mr. John Huan Zhao is a director of our company. Mr. Zhao also serves as the chief executive officer of Hony Capital Limited and a vice president at Legend Holdings Limited. Prior to joining Hony Capital Limited and Legend Holdings Limited in 2003, Mr. Zhao was the advisor to the chief executive officer of UTStarcom Inc. and Lenovo Group Ltd. from 2002 to 2003. From 2001 to 2002, he was a managing director of eGarden Ventures, Ltd. Prior to that, he was the chairman, president and chief executive officer of Infolio, the chairman, president and chief executive officer of Vadem Ltd. and senior manager of U.S. Robotics, Inc. and Shure Brothers, Inc. Mr. Zhao received a bachelor’s degree in Physics from Nanjing University in 1984, dual master’s degrees in Electric Engineering and Physics from Northern Illinois University in 1990, and an MBA degree from the Kellogg School of Management at Northwestern University in 1996.

Mr. Frank Zhigang Zhao is our chief financial officer. Mr. Zhao joined our company in October 2006. From 2005 to 2006, Mr. Zhao was the chief financial officer of Sun New Media Inc. From 2003 to 2005, he was the vice president of Finance at Faro Technologies, Inc. From 1996 to 2002, he was the vice president of finance at Resort Reservation Network. From 1993 to 1996, he was a senior accountant at PricewaterhouseCoopers. Mr. Zhao received a bachelor’s degree in Economics from Beijing University in 1985 and an MBA degree from University of Hartford in 2003. He is a certified public accountant in the United States.

Mr. Xiaojin Yin is our vice president of research and development of our company. From 2003 to 2006, Mr. Yin was the general manager of Jiangsu Simcere Pharmaceutical R&D Co., Ltd., or Simcere Research. From 2000 to 2003, he was the general manager assistant of both Simcere Pharmaceutical Co., Ltd. and a manager of Simcere Research. From 1992 to 2000, he was the head of the medical research department of the China Pharmaceutical University in Nanjing. From 1991 to 1992, Mr. Yin was the general manager of the medicine production facility at China Pharmaceutical University. Mr. Yin received a bachelor’s degree in Medical Sciences from China Pharmaceutical University in 1982 and a master’s degree in Industrial Engineering from the Nanjing University of Science and Technology in 2001.

Mr. Yat Ming Chu is a co-founder and vice president of sales and marketing of our company. From 2004 to 2006, Mr. Chu was the general manager of Jiangsu Simcere Pharmaceuticals Co., Ltd. Mr. Chu served as the chief administrative officer of Jiangsu Simcere Pharmaceuticals Co., Ltd. from 2003 to 2004, and the chief inspector from 1999 to 2003. Mr. Chu also served as the lead representative at the Hong Kong representative office of Jiangsu Simcere Pharmaceuticals Co., Ltd. from 1997 to 1998 and prior to 1997, as the sales manager of Jiangsu Simcere Pharmaceuticals Co., Ltd. Mr. Chu graduated from the Jiangsu School of Chemical Engineering in 1988, and the China Pharmaceutical University in Nanjing in 1990, and since 2005 has been studying toward a master’s degree of economics at Macquarie University in Australia.

Mr. Jindong Zhou is a vice president of manufacturing of our company and has worked in our company since 1996. From 2001 to 2006, Mr. Zhou was the general manager of Simcere Pharmaceuticals Co., Ltd. From 2000 to 2001, he was the deputy general manager of Jiangsu Simcere

Pharmaceuticals Co., Ltd. Mr. Zhou graduated from the Nanjing University of Traditional Chinese Medicine majoring in Chinese Medicine in 1982 and has been studying toward an MBA degree at the Nanjing Normal University’s School of Management since 2005.

Mr. Eric Wang Lam Cheung is our vice president of investor relations. From 2005 to 2007, Mr. Cheung was a senior manager of PricewaterhouseCoopers Global Capital Markets Group. From 1999 to 2005, he was a manager of PricewaterhouseCoopers Assurance Group and Global Capital Markets Group. Mr. Cheung received a bachelor’s degree in Business Administration (Professional Accountancy) from the Chinese University of Hong Kong in 1994. He is a member of the Association of Chartered Certified Accountants.

Dr. Hiu Ming Pang is the senior assistant to the chief executive officer responsible for technology transfer and international business development. Since 2000, Dr. Pang has been and continues to be a director of the Life Sciences Advisory Group. From 1998 to 2000, he was executive director of Asia Healthcare, Inc. From 1993 to 1999, he was chairman and chief executive officer of Baker Norton Asia. From 1982 to 1988, he was the China project manager for Glaxo Wellcome UK. Dr. Pang is a member of the Royal Pharmaceutical Society of Great Britain, a member of the Institute of Chemical Engineers of Great Britain, and a fellow member and proposed council member of the Hong Kong Biotechnology Association. Dr. Pang received a bachelor’s degree in Pharmacy from the University of London in 1977, a Ph.D. in Pharmaceutical Engineering from the University of London in 1981, and a post-graduate diploma in Management Studies from Ealing College in London in 1986.

Mr. Haibo Qian is the secretary to our board of directors and our company secretary. From 1993 to the present, he has held various roles at our group, including chief inspector, special assistant to the chief executive officer, market strategy department manager, and department general manager. In 2005, he was also the special assistant to the chief executive officer of Shanghai Fosun Pharmaceutical (Group) Co., Ltd. From 1986 to 1993, he was the director at the Health Economics Department of Nanjing Medical University. He received a bachelor’s degree in Law from Nanjing Normal University in 1986, graduated from Shanghai Medical University in 1993 majoring in Health Economics, and received an MBA from Nanjing University in 2002. Since 2004, he has been studying toward a Ph.D. degree in Management and Social Medicine at the China Pharmaceutical University. Mr. Qian is a certified pharmacist.

The address of our directors and executive officers is c/o Simcere Pharmaceutical Group, No. 699-18 Xuan Wu Avenue, Xuan Wu District, Nanjing, Jiangsu Province 210042, People’s Republic of China.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and re-stated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Board of Directors

Our board of directors will establish an audit committee, a compensation committee and a corporate governance and nominating committee upon completion of this offering.

Audit Committee

Our audit committee will initially consist of Messrs. Gary Siu Kwan Sik, Guoqiang Lin and Hongquan Liu, each of whom satisfies the requirements of New York Stock Exchange Listed Company Manual, or NYSE Manual, Section 303A. Mr. Gary Siu Kwan Sik will be the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. All members of the audit committee will be an “independent director” within the meaning of NYSE Manual Section 303A(2) and will meet the criteria for independent set forth in Section 10A(m)(3) of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•	meeting separately and periodically with management and our internal auditor and independent registered public accounting firm.

Compensation Committee

Our compensation committee will initially consist of Messrs. Hongquan Liu and Gary Siu Kwan Sik, both of whom will be “independent directors” within the meaning of NYSE Manual Section 303A(2). Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;

•	reviewing and making recommendations to the board with respect to the compensation of our directors; and

•

reviewing periodically any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans and granting our executive officers awards under such plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee will initially consist of Messrs. Guoqiang Lin and Hongquan Liu, both of whom will be “independent directors” within the meaning of NYSE Manual Section 303A(2). The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•

advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Interested Transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no shareholding qualification for directors.

Terms of Directors and Executive Officers

Our executive officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office without cause by special resolution or the unanimous written resolution of all shareholders or with cause by ordinary resolution or the unanimous written resolutions of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.

Employment Agreements

We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time, with prior written notice, for certain acts of the employee, including but not limited to a conviction to a felony, or willful gross misconduct by the employee in connection with his employment, and in each case if such acts have resulted in material and demonstrable financial harm to us. An executive officer may, with prior written notice, terminate his or her employment at any time for any material breach of the employment agreement by us that is not remedied promptly after receiving the remedy request from the employee. Furthermore, either party may terminate the employment agreement at any time without cause upon advance written notice to the other party. Upon termination, the employee is generally entitled to a severance pay of at least one month’s salary.

Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except in pursuance of his or her duties in connection with the employment, any of our confidential information, technological secrets, commercial secrets and know-how. Our executive officers have also agreed to disclose to us all inventions, designs and techniques resulted from work performed by them, and to assign us all right, title and interest of such inventions, designs and techniques.

Compensation of Directors and Executive Officers

In 2006, the aggregate cash compensation to our executive officers, including all the directors, was RMB3.6 million ($0.5 million). For share-based compensation, see “—2006 Share Incentive Plan.”

2006 Share Incentive Plan

The 2006 share incentive plan was adopted by our shareholders on November 13, 2006. Our share incentive plan provides for the grant of options, limited share appreciation rights, and other share-based awards such as restricted shares, referred to as “awards.” The purpose of the plan is to aid us in recruiting and retaining key employees, directors or consultants of outstanding ability and to motivate such employees, directors or consultants to exert their best efforts on behalf of our company by providing incentives through the granting of awards. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.

Termination of Awards.    Options and restricted shares shall have specified terms set forth in an award agreement. The compensation committee will determine in the relevant award agreement whether options granted under the award agreement will be exercisable following the recipient’s termination of services with us. If the options are not exercised or purchased on the last day of the period of exercise, they will terminate.

Administration.    Our 2006 share incentive plan is administered by the compensation committee of our board of directors. The committee is authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to the plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. The committee will determine the provisions, terms and conditions of each award, including, but not limited to, the exercise price for an option, vesting schedule of options and restricted shares, forfeiture provisions, form of payment of exercise price and other applicable terms.

Option Exercise.    The term of options granted under the 2006 share incentive plan may not exceed six years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option may include cash, check or other cash-equivalent, ordinary shares, consideration received by us in a cashless exercise, or any combination of the foregoing methods of payment.

Third-party Acquisition.    If a third-party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, the compensation committee may decide that all outstanding awards that are unexercisable or otherwise unvested or subject to lapse restrictions will automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to such acquisition. The compensation committee may also, in its sole discretion, decide to cancel such awards for fair value, provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted, or provide that affected options will be exercisable for a period of at least 15 days prior to the acquisition but not thereafter.

Amendment and Termination of Plan.    Our board of directors may at any time amend, alter or discontinue our 2006 share incentive plan. Amendments or alterations to our 2006 share incentive plan are subject to shareholder approval if they increase the total number of shares reserved for the purposes of the plan or change the maximum number of shares for which awards may be granted to any participant, or if shareholder approval is required by law or by stock exchange rules or regulations. Any amendment, alteration or termination of our 2006 share incentive plan must not adversely affect awards already granted without written consent of the recipient of such awards. Unless terminated earlier, our 2006 share incentive plan shall continue in effect for a term of ten years from the date of adoption.

Our board of directors and shareholders authorized the issuance of up to 12.0 million ordinary shares upon exercise of awards granted under our 2006 share incentive plan. On November 15, 2006, we granted 10,000,000 options to our senior management and key employees with an exercise price of $4.20 per share. On March 22, 2007, we granted 1,045,000 options to our independent directors and certain of our employees with an exercise price equal to the price per ordinary share corresponding to the midpoint of the estimated range of the initial public offering price of our ADSs as set forth on the front cover of this prospectus.

Name	Ordinary Shares Underlying Options Granted		Exercise Price ($/Share)		Date of Grant	Date of Expiration
Jinsheng Ren	5,500,000		$4.20		November 15, 2006	November 14, 2012
Frank Zhigang Zhao	1,000,000		$4.20		November 15, 2006	November 14, 2012
Yat Ming Chu	400,000		$4.20		November 15, 2006	November 14, 2012
Xiaojin Yin	400,000		$4.20		November 15, 2006	November 14, 2012
Jindong Zhou	200,000		$4.20		November 15, 2006	November 14, 2012
Hui Ming Pang	*	(1)	$4.20		November 15, 2006	November 14, 2012
Guoqiang Lin	*	(1)	$6.75	(3)	March 22, 2007	March 21, 2013
Hongquan Liu	*	(1)	$6.75	(3)	March 22, 2007	March 21, 2013
Gary Siu Kwan Sik	*	(1)	$6.75	(3)	March 22, 2007	March 21, 2013
Other employees as a group(2)	2,300,000		$4.20		November 15, 2006	November 14, 2012
	1,045,000		$6.75	(3)	March 22, 2007	March 21, 2013

(1)	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.
(2)	None of these employees is our director or executive officer.
(3)	Equal to the price per ordinary share corresponding to the midpoint of the estimated range of the initial public offering price of our ADSs as set forth on the front cover of this prospectus.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this prospectus, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned Prior to This Offering(1)(2)		Ordinary Shares Being Sold in This Offering		Shares Beneficially Owned After This Offering(1)(2)(3)
	Number	%	Number	%	Number	%
Directors and Executive Officers:
Jingshen Ren(4)	33,877,537	33.88	2,117,346	1.69	31,760,191	25.41
John Huan Zhao(5)	31,000,000	31.00	1,937,500	1.55	29,062,500	23.25
Jindong Zhou(6)	4,436,286	4.44	277,268	0.22	4,159,018	3.33
Yat Ming Chu(7)	3,665,611	3.67	229,101	0.18	3,436,510	2.75
Xiaojin Yin(8)	*	*	*	*	*	*
Haibo Qian(9)	*	*	*	*	*	*
All directors and executive officers as a group	69,000,000	69.00	4,312,500	3.45	64,687,500	51.75

Principal and Selling Shareholders:
Assure Ahead Investments Limited(10)	31,000,000	31.00	1,937,500	1.55	29,062,500	23.25
New Good Management Limited(11)	69,000,000	69.00	4,312,500	3.45	64,687,500	51.75

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.
(2)	The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options held by such person. Percentage of beneficial ownership of each listed person prior to the offering is based on 100,000,000 ordinary shares outstanding as of March 31, 2007. Percentage of beneficial ownership of each listed person after the offering is based on 125,000,000 ordinary shares outstanding immediately after the closing of this offering. None of our outstanding share options are exercisable within 60 days of the date of this prospectus.
(3)	Assumes no exercise of the underwriters’ over-allotment option and no other change to the number of ADSs offered by the selling shareholders as set forth on the cover page of this prospectus.
(4)	Represents the beneficial ownership of 33,877,537 ordinary shares through Mr. Ren’s shareholding in New Good Management Limited. Mr. Ren is the chairman of the board of directors and the controlling shareholder of New Good Management Limited.
(5)	Represents 31,000,000 ordinary shares held by Assure Ahead Investments Limited. Mr. Zhao, a director of Assure Ahead Investments Limited, disclaims beneficial ownership of shares held by Assure Ahead Investments Limited except to the extent of his pecuniary interests in those shares.
(6)	Represents the beneficial ownership of 4,436,286 ordinary shares through Mr. Zhou’s shareholding in New Good Management Limited.
(7)	Represents the beneficial ownership of 3,665,611 ordinary shares through Mr. Chu’s shareholding in New Good Management Limited.
(8)	Represents the beneficial ownership of ordinary shares through Mr. Yin’s shareholding in New Good Management Limited.
(9)	Represents the beneficial ownership of ordinary shares through Mr. Qian’s shareholding in New Good Management Limited.

(10)	Assure Ahead Investments Limited is a British Virgin Islands company that is 68.0% owned by Hony Capital II, L.P., an exempted limited partnership formed under the laws of the Cayman Islands; 11.0% owned by The Goldman Sachs Group, Inc., a company incorporated under the laws of Delaware; 3.0% owned by Crystal Lena International Limited, a company incorporated under the laws of the British Virgin Islands; 3.0% owned by Premier Goal Company Limited, a company incorporated under the laws of the British Virgin Islands; 5.0% owned by Excel Team Investments Limited, a company incorporated under the laws of the British Virgin Islands; 5.0% owned by Enspire Investments Limited, a company incorporated under the laws of the British Virgin Islands; and 6.0% owned by Right Lane Limited, a company incorporated under the laws of Hong Kong. Hony Capital II, L.P.’s general partner is Hony Capital II GP Ltd., which is wholly owned by Legend Holdings Limited, an investment holding company incorporated in the People’s Republic of China. Legend Holdings Limited is 65.0% owned by the Chinese Academy of Sciences, a national academic and research institution owned and controlled by the PRC government. The address for Assure Ahead Investments Limited is at the offices of Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The directors of Assure Ahead Investments Limited, Messrs. John Huan Zhao, Shunlong Wang and Yonggang Cao have voting and investment power over the shares that this selling shareholder beneficially owns.
(11)	New Good Management Limited is a British Virgin Islands company that is beneficially owned by Messrs. Jinsheng Ren, Yat Ming Chu, Jindong Zhou, Feifei Gao, Zhiyong Fu, Jinzheng Hao, Chuan Li, Xiaoxia Chen, Weidong Ren, Qimin Xu, Bingdong Lu, Xiaojin Yin, Yizhong Wu, Minze Li and Haibo Qian. The address of New Good Management Limited is at the offices of Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Each selling shareholder named above acquired its shares in offerings which were exempted from registration under the Securities Act because they involved either private placements or offshore sales to non-U.S. persons.

As of the date of this prospectus, none of our outstanding ordinary shares are held by any persons in the United States.

None of our shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Transactions with Companies in Which a Major Shareholder had Equity Interests

We purchase certain of our packaging materials from Sanya Zhicheng Color Printing Co., Ltd. in which certain shareholders of New Good Management Limited has an equity interest. In 2004, 2005 and 2006, we purchased packaging material from this related party amounting to RMB6.2 million, RMB6.1 million and RMB7.4 million ($1.0 million), respectively. We sell some of our pharmaceutical products to Jiangsu Simcere Chain Drug Store Co., Ltd. in which certain shareholders of New Good Management Limited have an equity interest. In 2004, 2005 and 2006, we sold pharmaceutical products to this related party amounting to RMB0.6 million, RMB0.6 million and RMB1.4 million ($0.2 million), respectively. We purchase the packaging materials and sell the pharmaceutical products in the normal course of business at prices determined on an arm’s length basis.

Reorganization and Private Placement

Since our inception, through organic growth and acquisition, we formed a group of pharmaceutical companies that develops, manufactures and markets a range of branded generic and innovative pharmaceuticals. To raise capital from investors outside of China, we established State Good Group Limited in the British Virgin Islands on October 12, 2005. We then transferred our operating subsidiaries to SGG in March 2006 as part of a series of corporate reorganization activities. On March 28, 2006, through a private placement, SGG issued ordinary shares to Assure Ahead Investments Limited, a British Virgin Islands investment vehicle owned by a group of financial investors including Hony Capital II, L.P., The Goldman Sachs Group, Inc., Crystal Lena International Limited, Excel Team Investments Limited, Enspire Investments Limited, Premier Goal Company Limited and Right Lane Limited, for an aggregate consideration of $26.4 million. Upon completion of this private placement, our existing shareholder, New Good Management Limited, became our 69.0% shareholder and our new shareholder, Assure Ahead Investments Limited became our 31.0% shareholder.

In anticipation of this initial public offering, we incorporated Simcere Pharmaceutical Group in the Cayman Islands as a listing vehicle on August 4, 2006. Simcere Pharmaceutical Group became our ultimate holding company when it issued an aggregate of 100.0 million ordinary shares to existing shareholders of SGG on September 29, 2006, in exchange for all of the ordinary shares that these shareholders held in SGG.

Share Incentives

See “Management—2006 Share Incentive Plan.”

Registration Rights Agreements

We have granted Assure Ahead Investments Limited customary registration rights, including demand and piggyback registration rights and Form F-3 registration rights. For a detailed description of the registration rights, see “Description of Share Capital—Registration Rights.” These registration rights will remain in effect after the completion of this offering.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (as amended) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date of this prospectus, our authorized share capital consists of 500.0 million ordinary shares, with a par value of $0.01 each. As of the date hereof, there are 100.0 million ordinary shares issued and outstanding.

Our second amended and restated memorandum and articles of association will become effective upon completion of this offering. The following are summaries of material provisions of our second amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights

Each holder of ordinary shares is entitled to one vote on all matters upon which the ordinary shares are entitled to vote on a show of hands or, on a poll, each holder is entitled to have one vote for each share registered in his name on the register of members. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or by any shareholder present in person or by proxy.

A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of our ordinary shares at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least ten percent of our ordinary shares. Advance notice of at least seven days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares.

Transfer of Ordinary Shares

Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or

•	the ordinary shares transferred are free of any lien in favor of us.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our second amended and restated memorandum and articles of association.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the unanimous written consent of the holders of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital

We may from time to time by ordinary resolutions:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination;

•	sub-divide our existing shares, or any of them into shares of a smaller amount that is fixed by our second amended memorandum and articles of association;

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

Issuance of Additional Preferred Shares

Our second amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our second amended and restated memorandum of association authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Actions Requiring the Approval of a Supermajority of Our Board of Directors

Actions require the approval of a supermajority of at least two-thirds of our board of directors, including:

•	the appointment or removal of either of our chief executive officer or chief financial officer;

•	any anti-takeover action in response to a takeover attempt;

•	any merger resulting in our shareholders immediately prior to such merger holding less than a majority of the voting power of the outstanding share capital of the surviving business entity;

•	the sale or transfer of all or substantially all of our assets; and

•	any change in the number of our board of directors.

Exempted Company

We are an exempted company with limited liability under the Companies Law of the Cayman Islands. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue negotiable or bearer shares or shares with no par value;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently comply with the NYSE Rules, in lieu of following home country practice after the closing of our initial public offering. The NYSE Rules require that every company traded on the New York Stock Exchange hold an annual general meeting of shareholders. In addition, our second amended and restated articles of association allow directors or shareholders to call special shareholder meetings pursuant to the procedures set forth in the articles. We believe that the differences with respect to being a Cayman Islands exempted company as opposed to a Delaware corporation do not pose additional material risks to investors, other than the risks described under “Risk Factors—Risks Related to This Offering.”

Differences in Corporate Law

The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the dual majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares (within four months), the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected duly if authorized by a special resolution that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our second amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, fraud or default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our second amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Anti-takeover Provisions in Our Second Amended and Restated Memorandum and Articles of Association

Some provisions of our second amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our second amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our second amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law and our second amended and restated articles of association allow our shareholders holding not less than 10.0% of the paid up voting share capital of our company to requisition a shareholder’s meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our second amended and restated articles of association require us to call such meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our second amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our second amended and restated articles of association, directors can be removed without cause, but only by the vote of holders of two-thirds of our shares, cast at a general meeting, or the unanimous written resolution of all shareholders, or with cause, by the ordinary resolution or the unanimous written resolution of all shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law of the Cayman Islands and our second amended and restated articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our second amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote at a class meeting of holders of two-thirds of the shares of such class or unanimous written resolution of all shareholders.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our second amended and restated memorandum and articles of association may only be amended with a special resolution at a meeting or the unanimous written resolution of all shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our second amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our second amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

Since our inception, through organic growth and acquisition, we formed a group of pharmaceutical companies that develops, manufactures and markets a range of branded generic and innovative pharmaceuticals. As part of a series of corporate reorganization to raise capital from investors outside of China, we established State Good Group Limited in the British Virgin Islands on October 12, 2005. We then transferred our operating subsidiaries to SGG in March 2006. On March 28, 2006, through a private placement, SGG issued ordinary shares to Assure Ahead Investments Limited, a British Virgin Islands investment vehicle owned by a group of financial investors including Hony Capital II, L.P., The Goldman Sachs Group, Inc., Crystal Lena International Limited, Excel Team Investments Limited, Enspire Investments Limited, Premier Goal Company Limited and Right Lane Limited. For an aggregate consideration of $26.4 million. Upon completion of this private placement, our existing shareholder, New Good Management Limited, which is owned by 15 individuals, some of them are members of our management team, became our 69.0% shareholder and our new shareholder, Assure Ahead Investments Limited became our 31.0% shareholder.

In anticipation of this initial public offering, we incorporated Simcere Pharmaceutical Group in the Cayman Islands as a listing vehicle on August 4, 2006. Simcere Pharmaceutical Group became our ultimate holding company when it issued an aggregate of 100.0 million ordinary shares to existing shareholders of SGG on September 29, 2006, in exchange for all of the ordinary shares that these shareholders held in SGG.

We have granted options to certain of our directors, officers, employees and consultants. As of the date of this prospectus, options to purchase an aggregate of 11,045,000 ordinary shares of our company were outstanding. See “Management—2006 Share Incentive Plan.”

Registration Rights

Set forth below is a description of the registration rights we granted to Assure Ahead Investments Limited on November 20, 2006.

Demand Registration Rights

At any time commencing the earlier of November 20, 2008 or six months after this initial public offering, shares held by Assure Ahead Investments Limited or its transferees and assignees have the right to demand that we file a registration statement under the Securities Act covering the offer and sale of their securities, so long as the aggregate amount of securities to be sold under the registration statement exceeds $20.0 million. We are obligated under the registration rights agreement to use our best efforts to register our ordinary shares for resale if Assure Ahead Investments Limited makes such request. However, we are not required to provide for any payment or transfer any other consideration to Assure Ahead Investments Limited in the event of non-performance. We have the ability to delay or withdraw the filing of a registration statement for up to 90 days if we furnish to Assure Ahead Investments Limited or their transferees and assignees a certificate signed by our chief executive officer or our chairman of the board of directors stating that, board of directors determines it would be seriously detrimental to us or our shareholders for a registration statement to be filed in the near future. We are not obligated to affect such demand registrations on more than two occasions.

Form F-3 or S-3 Registration Rights

Upon our company becoming eligible for use of Form F-3 or S-3, Assure Ahead Investments Limited or their transferees and assignees have the right to request that we file a registration statement under Form F-3 or S-3, so long as the aggregate amount of securities to be sold under the registration statement exceeds $1.0 million. Such requests for registrations are not counted as demand registrations.

Piggyback Registration Rights

If we propose to file a registration statement with respect to an offering for our own account or for the account of any person that is not Assure Ahead Investments Limited or their transferees and assignees, we must offer Assure Ahead Investments Limited or their transferees and assignees the opportunity to include their securities in the registration statement. We must use our reasonable best efforts to cause the underwriters in any underwritten offering to permit any such shareholder who so requests to include their securities on the same terms and conditions as the securities of our company.

Expenses of Registration

We will pay all expenses relating to any demand or piggyback registration, whether or not such registrations become effective, except that shareholders shall bear the expense of any broker’s commission or underwriter’s discount or commission relating to registration and sale of their securities.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York, as depositary, will register and deliver American depositary shares, also referred to as ADSs. Each ADS will represents two ordinary shares (or a right to receive              ordinary shares) deposited with the principal Hong Kong office of The Hong Kong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property which may be held by the depositary under the deposit agreement referred to below. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American depositary receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by holding ADSs in the Direct Registration System, or (B) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by the Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR, which are filed as exhibits to the registration statement that includes this prospectus.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

•

Cash.    The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, the depositary will deduct any withholding taxes that must be paid. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•

Shares.    The depositary may and must (if we request in writing) distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will try to sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares.

•

Rights to purchase additional shares.    If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary may sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

•

Other Distributions.    The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs at its corporate trust office to the persons you request.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the number of deposited shares your ADSs represent. The depositary will notify you of shareholders’ meetings and arrange to deliver our voting materials to you if we ask it to and we will notify the depositary no less than 30 days before the meeting date. Those materials will describe the matters to be voted on and explain how you may instruct the depositary how to vote. For instructions to be valid, the depositary must receive them on or before the date specified.

Otherwise, you won’t be able to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

The depositary will try, in so far as practical, subject to the Cayman Islands law and the provisions of our constitutive documents, to vote the number of shares or other deposited securities represented by your ADSs as you instruct. The depositary will only vote or attempt to vote as you instruct.

We cannot ensure that you will receive the voting materials or otherwise learn of an upcoming shareholders’ meeting in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

Fees and Expenses

Persons depositing shares or ADR holders must pay:	For:
• $5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• $0.02 (or less) per ADS	• Any cash distribution to you

• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

• $0.02 or less per ADSs per calendar year	• Depositary services

Persons depositing shares or ADR holders must pay:	For:
• Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

• Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The Bank of New York, as depositary, has agreed to reimburse us for expenses we incur that are related to the establishment and maintenance of the ADR program, including investor relations expenses and the New York Stock Exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors under the ADR program.

The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing ordinary shares or surrendering ADSs or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deducting from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Payment of Taxes

The depositary may deduct the amount of any taxes owed from any payments to you. It may also sell deposited securities, by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes are paid. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

• Change the nominal or par value of our shares • Reclassify, split up or consolidate any of the deposited securities	• The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

If we:	Then:
• Distribute securities on the shares that are not distributed to you • Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

• The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges (except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items) or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, by notifying you at least 30 days before termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In either case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: (1) advise you that the deposit agreement is terminated, (2) collect distributions on the deposited securities, (3) sell rights and other property, and (4) deliver shares and other deposited securities upon cancellation of ADSs. Six months or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person; and

•	may rely upon the advice of or information from any person whom we believe in good faith to be competent to give such advice or information.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

In addition, the depositary is not liable for:

•	the validity or worth of the deposited securities; and

•	failing to carry out any instructions to vote any of the ADSs.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares or other property, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary thinks or we think that it is advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

You have the right to cancel your ADSs and withdraw the underlying shares at any time except:

•

When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares.

•	When you or other ADR holders seeking to withdraw shares owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions:

•	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to the depositary in writing that it or its customer owns the shares or ADSs to be deposited,

•

the person to whom the pre-release is being made assigns all beneficial rights, title and interest in the shares or ADSs to the depositary, will reflect the depositary is owner of the shares or ADSs on its records, and will not take any action with respect to such shares or ADSs that is inconsistent with the transfer of beneficial ownership, other than in satisfaction of such pre-release;

•	the pre-release must be fully collateralized with cash or other collateral that the depositary considers appropriate;

•	the depositary must be able to terminate the pre-release on not more than five business days’ notice; and

•	each pre-release is subject to such further indemnities and credit regulations as the depositary deems appropriate.

In addition, the number of shares not deposited but represented by ADSs outstanding at any time as a result of pre-release will not normally exceed 30% of the shares deposited, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so. The deposit agreement sets forth all of the conditions of the pre-release of the ADSs.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS and/or Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS and/or Profile and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 15,625,000 outstanding ADSs representing approximately 25.0% of our ordinary shares in issue. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and although we have applied to list the ADSs on the New York Stock Exchange, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

Our directors, executive officers and principal shareholders have signed lock-up agreements under which they have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date of this prospectus. The 180-day lock-up period may be extended under certain circumstances described in “Underwriting.” After the expiration of the lock-up period, the ordinary shares or ADSs held by our directors, executive officers or principal shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned our ordinary shares for at least one year, is entitled to sell within any three-month period a number of ordinary shares that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately 1,250,000 ordinary shares immediately after this offering; or

•

the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not our affiliate at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares, in the form of ADSs or otherwise, proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those ordinary shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold at any time, subject to any contractual lock-up provisions.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares, or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration Rights.”

TAXATION

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state, local and other tax laws. To the extent the discussion relates to matters of Cayman Islands tax law, it constitutes the opinion of Walkers, our Cayman Islands counsel.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, brought to, or produced before a court of the Cayman Islands. The Cayman Islands are not parties to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

The following discussion, to the extent it states matters of law or legal conclusions, and subject to the qualifications herein, constitutes the opinion of Simpson Thacher & Bartlett LLP, our special U.S. counsel, on the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to investors that acquire their ADSs or ordinary shares in the offering, that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	a regulated investment company;

•	a real estate investment trust;

•	broker dealers;

•	U.S. expatriates;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10.0% or more of our voting stock; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any State thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Exchanges of ordinary shares for ADSs and ADSs for ordinary shares generally will not be subject to U.S. federal income tax.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares generally will be included in your gross income as foreign source dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable capital gains rate,

and thus may constitute “qualified dividend income” provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, ordinary shares or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as our ADSs are expected to be. Our ordinary shares will not be readily tradable on an established securities market in the United States. Thus, we do not believe dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. The rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares. Dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will generally be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a U.S. Holder.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend.

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

We do not expect to be a passive foreign investment company, or PFIC, for United States federal income tax purposes for our current taxable year. Our expectation for our current taxable year ending December 31, 2007 is based in part on our estimates of the value of our assets as determined based on the price of the ADSs and our ordinary shares in this offering and the expected price of the ADSs and our ordinary shares following the offering. Our actual PFIC status for the current taxable year ending December 31, 2007 will not be determinable until the close of the current taxable year ending December 31, 2007, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. Because PFIC status is a factual determination, our special U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations contained in this paragraph. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income; or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gain from assets that produce passive income. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares which is likely to fluctuate after the offering. Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC for any year. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us.

In addition, notwithstanding any election you make with regard to the ADSs or ordinary shares, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, your ADSs or ordinary shares will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADSs or ordinary shares, even if we are not currently a PFIC. For purposes of this rule, if you make a mark-to-market election with respect to your shares or ADSs, you will be treated as having a new holding period in your shares or ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for U. S. federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including the New York Stock Exchange, or other market, as defined in applicable U.S. Treasury regulations. We expect that the ADSs will be listed and regularly traded on the New York Stock Exchange. It should also be noted that it is intended that only the ADSs, and not the ordinary shares, will be listed on the New York Stock Exchange. Consequently, if you are a holder of ADSs, but not of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, you can sometimes avoid the rules described above by electing to treat us as a “qualified electing fund” under Section 1295 of the Internal Revenue Code of 1986, as amended. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service, unless you are an exempt recipient such as a corporation. A backup withholding tax may apply, however, backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. You are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

UNDERWRITING

We, the selling shareholders and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman Sachs (Asia) L.L.C. is acting as the representative of the underwriters named below. Goldman Sachs (Asia) L.L.C.’s address is 68th Floor, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong.

Underwriters	Number of ADSs
Goldman Sachs (Asia) L.L.C.
CIBC World Markets Corp.
Piper Jaffray & Co.
First Shanghai Securities Limited

Total	15,625,000

The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.

If the underwriters sell more ADSs than the total number set forth in the table above, the underwriters have an option to buy up to an additional 2,343,700 ADSs from the selling shareholders to cover such sales. They may exercise that option for 30 days from the date of this prospectus. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

The following tables show the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 2,343,700 additional ADSs.

Paid by Us	No Exercise	Full Exercise
Per ADS	$	$
Total	$	$

Paid by the Selling Shareholders	No Exercise	Full Exercise
Per ADS	$	$
Total	$	$

ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to $             per ADS from the initial public offering price. Any such securities dealers may resell any ADSs purchased from the underwriters to certain other brokers or dealers at a discount of up to $             per ADS from the initial public offering price. If all the ADSs are not sold at the initial public offering price, the representative may change the offering price and the other selling terms.

Total underwriting discounts and commissions to be paid to the underwriters represent             % of the total amount of the offering.

Total expenses for this offering are estimated to be approximately $5.7 million, including SEC registration fees of $7,999, NASD filing fees of $25,500, New York Stock Exchange listing fees of $150,000, printing expenses of approximately $250,000, legal fees of approximately $2.2 million, accounting fees of approximately $2.4 million, roadshow costs and expenses of approximately $500,000, and travel and other out-of-pocket expenses of approximately $150,000. All amounts are estimated except for the fees relating to SEC registration, NASD filing and New York Stock Exchange listing.

We and the selling shareholders have agreed to pay all fees and expenses we and the selling shareholders incur in connection with this offering. We have agreed to reimburse up to $50,000 of the costs and expenses incurred by the underwriters in connection with the marketing of this offering. Such reimbursement is deemed to be underwriting compensation by the NASD.

We expect that delivery of the ADSs will be made to investors on or about                      2007, which will be the         th business day following the date of this prospectus (such settlement being referred to as “T+        ”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the ADSs prior to the delivery of the ADSs hereunder will be required, by virtue of the fact that the ADSs initially settle in T+        , to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of ADSs who wish to trade the ADSs prior to their date of delivery hereunder should consult their advisors.

Our officers, directors, and all of our shareholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their ordinary shares or securities convertible into or exchangeable for ordinary shares, the ADSs or similar depositary shares representing our ordinary shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representative. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Prior to the offering, there has been no public market for the ADSs. The initial public offering price will be negotiated between us and the representative. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

The underwriters have entered into an agreement in which they agree to restrictions on where and to whom they and any dealer purchasing from them may offer ADSs, as a part of the distribution of the ADSs. The underwriters also have agreed that they may sell ADSs among themselves.

Our application to list our ADSs on the New York Stock Exchange under the symbol “SCR” has been approved. In order to meet one of the requirements for listing the ordinary shares on the New York Stock Exchange, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs from the selling shareholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange or otherwise.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with those derivatives, the third parties may sell ADSs covered by this prospectus, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter or will be identified in a post-effective amendment.

No offer of ADSs has been made or will be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA. Each underwriter: (i) has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to us; and (ii) has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, which we refer to as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, which we refer to as the Relevant Implementation Date, no offer of ADSs has been made or will be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of ADSs may be made to the public in that Relevant Member State at any time: (a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the ADSs under

Section 275 except: (1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, (2) where no consideration is given for the transfer; or (3) where the transfer is by operation of law.

The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan, or the Securities and Exchange Law, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

A prospectus in electronic format will be made available on the website maintained by one or more of the underwriters or one or more securities dealers. One or more of the underwriters may distribute prospectuses electronically. Certain underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. ADSs to be sold pursuant to an Internet distribution will be allocated on the same basis as other allocations.

This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the ADSs, including sales of ADSs initially sold by the underwriters in the offering being made outside of the United States, to persons located in the United States.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. Goldman Sachs (Asia) L.L.C. is expected to make offers and sales in the United States through its selling agent, Goldman, Sachs & Co.

At our request, the underwriters have reserved up to 5.0% of the ADSs being offered in this offering for purchase by certain employees, directors and other persons associated with us at the initial public offering price through a directed share program. There can be no assurance that any of the reserved shares will be so purchased. The number of shares available for sale to the general public in this offering will be reduced to the extent that the reserved shares are purchased in the directed share program. Any reserved shares not purchased through the directed share program will be offered to the general public on the same basis as the other shares offered hereby.

The underwriters do not expect sales to discretionary accounts to exceed 5.0% of the total number of ADSs offered.

We and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

Goldman Sachs (Asia) L.L.C. is acting as sole global coordinator and sole bookrunner for this offering.

LEGAL MATTERS

The validity of the ADSs and certain other legal matters as to the United States federal and New York law in connection with this offering will be passed upon for us by Simpson Thacher & Bartlett LLP. Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Walkers. Legal matters as to PRC law will be passed upon for us by Jingtian & Gongcheng and for the underwriters by Haiwen & Partners. Simpson Thacher & Bartlett LLP may rely upon Walkers with respect to matters governed by Cayman Islands law and Jingtian & Gongcheng with respect to matters governed by PRC law. Shearman & Sterling LLP may rely upon Haiwen & Partners with respect to matters governed by PRC law.

EXPERTS

Our consolidated financial statements as of December 31, 2004, 2005 and 2006, and for each of the years in the three-year period ended December 31, 2006 have been included in this registration statement in reliance upon the report of KPMG, an independent registered public accounting firm, appearing elsewhere herein, upon the authority of said firm as experts in accounting and auditing.

The financial statements of Shandong Simcere Medgenn Bio-Pharmaceutical Company Limited (formerly Yantai Medgenn) as of and for the year ended December 31, 2005 and for the period from July 1, 1999 (inception) to December 31, 2005 have been included in this registration statement in reliance upon the report of KPMG, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing. The audit report covering the December 31, 2005 financial statements contains an explanatory paragraph that states that State Good Group Limited (SGG) acquired 80.0% of the equity interest in Shandong Simcere Medgenn Bio-Pharmaceutical Company Limited on September 30, 2006 and Shandong Simcere Medgenn Bio-Pharmaceutical Company Limited became a subsidiary of SGG at that time. The financial statements of Shandong Simcere Medgenn Bio-Pharmaceutical Company Limited do not include any adjustments to the assets and liabilities that might result from this transaction.

The offices of KPMG are located at 8th Floor, Prince’s Building, 10 Chater Road, Central, Hong Kong, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on Form F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us. Reports and information statements and other information about us may also be inspected at the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

SIMCERE PHARMACEUTICAL GROUP

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Simcere Pharmaceutical Group:

We have audited the accompanying consolidated balance sheets of Simcere Pharmaceutical Group and its subsidiaries as of December 31, 2004, 2005 and 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Simcere Pharmaceutical Group and its subsidiaries as of December 31, 2004, 2005 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended December 31, 2006 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(c) to the consolidated financial statements.

/s/ KPMG

Hong Kong, China

February 28, 2007

Simcere Pharmaceutical Group

Consolidated Balance Sheets

(Amounts expressed in thousands, except share data)

		December 31,
	Note	2004	2005	2006	2006
		RMB	RMB	RMB	US$

Assets

Current assets

Cash		102,672	90,060	106,027	13,586
Pledged bank deposits	2(d)	20,000	5,000	20,787	2,664
Accounts receivable, net of allowance for doubtful accounts	3	67,459	83,393	61,723	7,909
Bills receivable		32,528	47,478	101,058	12,949
Inventories	4, 18	27,878	40,293	39,483	5,059
Prepaid expenses and other current assets	5	28,212	35,665	79,192	10,149
Amounts due from related parties	18	39,890	85,575	434	55
Deferred income taxes	10	3,807	3,997	2,725	349

Total current assets		322,446	391,461	411,429	52,720

Property, plant and equipment, less accumulated depreciation	6	119,558	125,365	267,054	34,220
Land use rights	7	55,697	74,856	82,522	10,574
Deposits for purchase of property, plant and equipment		—	—	4,056	520
Intangible assets, net	8	18,020	15,731	163,148	20,905
Goodwill	8	13,814	13,814	100,634	12,895
Amounts due from related parties	18	51,506	—	—	—
Deferred income taxes	10	—	—	5,704	731

Total assets		581,041	621,227	1,034,547	132,565

Liabilities

Current liabilities

Short-term bank loans and borrowings	9	293,000	171,000	333,000	42,670
Accounts and bills payable		45,827	21,254	20,089	2,574
Accrued payroll and employee benefits		10,869	17,307	23,766	3,046
Other payables and accrued liabilities	11	78,659	95,905	169,874	21,767
Amounts due to related parties	18	12,908	78,153	1,352	173
Income taxes payable	10	15,484	37,566	20,092	2,575

Total current liabilities		456,747	421,185	568,173	72,805

Deferred income taxes	10	1,690	444	23,634	3,028

Total liabilities		458,437	421,629	591,807	75,833

Minority interests	8(a)	2,614	7,061	—	—

Shareholders’ equity

Contributed capital		60,200	60,200	—	—
Share capital - ordinary shares US$0.01 par value: nil, nil and 500 million shares authorized, nil, nil and 100 million shares issued and outstanding as of December 31, 2004, December 31, 2005 and December 31, 2006, respectively		—	—	7,909	1,013
Additional paid-in capital		—	—	265,964	34,080
Retained earnings		59,790	132,337	168,867	21,639

Total shareholders’ equity		119,990	192,537	442,740	56,732

Commitments and contingencies	14
Total liabilities, minority interests and shareholders’ equity		581,041	621,227	1,034,547	132,565

See Notes to Consolidated Financial Statements which are an integral part of these statements.

Simcere Pharmaceutical Group

Consolidated Statements of Income

(Amounts expressed in thousands, except share data)

		Year ended December 31,
	Note	2004	2005	2006	2006
		RMB	RMB	RMB	US$
Product revenues	16, 18	563,575	736,220	947,797	121,449
Other revenue-VAT refunds		623	794	2,809	360

		564,198	737,014	950,606	121,809
Cost of materials and production	18	(153,795)	(171,074)	(190,560)	(24,418)

Gross profit		410,403	565,940	760,046	97,391
Operating expenses:
Research and development expenses		(19,907)	(16,288)	(34,289)	(4,394)
Sales, marketing and distribution expenses		(230,865)	(312,426)	(442,757)	(56,734)
General and administrative expenses		(77,593)	(87,139)	(98,249)	(12,589)

Income from operations		82,038	150,087	184,751	23,674
Interest income		1,001	932	2,827	362
Interest expense	6	(17,031)	(14,999)	(10,705)	(1,372)

Income before income tax expense and minority interests		66,008	136,020	176,873	22,664
Income tax expense	10	(20,986)	(32,514)	(6,952)	(891)

Income before minority interests		45,022	103,506	169,921	21,773
Minority interests		1,223	(761)	2,337	299

Net income		46,245	102,745	172,258	22,072

Earnings per share:
Basic and diluted	15	0.67	1.49	1.86	0.24

See Notes to Consolidated Financial Statements which are an integral part of these statements.

Simcere Pharmaceutical Group

Consolidated Statements of Shareholders’ Equity

(Amounts expressed in thousands, except share data)

			Share capital
	Note	Contributed capital	Number of ordinary shares	Par value amount	Additional Paid-in capital	Retained Earnings	Total shareholders’ equity (note 12)
		RMB		RMB	RMB	RMB	RMB
Balance as of January 1, 2004		60,200	—	—	—	48,237	108,437
Net income		—	—	—	—	46,245	46,245
Distribution to shareholders		—	—	—	—	(34,692)	(34,692)

Balance as of December 31, 2004		60,200	—	—	—	59,790	119,990

Balance as of January 1, 2005		60,200	—	—	—	59,790	119,990
Net income		—	—	—	—	102,745	102,745
Distribution to shareholders		—	—	—	—	(30,198)	(30,198)

Balance as of December 31, 2005		60,200	—	—	—	132,337	192,537

Balance as of January 1, 2006		60,200	—	—	—	132,337	192,537
Distribution to shareholders		—	—	—	—	(1,303)	(1,303)
Effect of reorganization:	1(c)
Issuance of ordinary shares to NGM		(60,200)	69,000,000	5,457	54,743	—	—
Distribution to NGM		—	—	—	—	(134,425)	(134,425)
Issuance of ordinary shares to AAI		—	31,000,000	2,452	207,784	—	210,236
Share-based compensation	17	—	—	—	3,437	—	3,437
Net income		—	—	—	—	172,258	172,258

Balance as of December 31, 2006		—	100,000,000	7,909	265,964	168,867	442,740

Balance as of December 31, 2006 — US$				1,013	34,080	21,639	56,732

See Notes to Consolidated Financial Statements which are an integral part of these statements.

Simcere Pharmaceutical Group

Consolidated Cash Flow Statements

(Amounts expressed in thousands)

		Year ended December 31,
	Note	2004	2005	2006	2006
		RMB	RMB	RMB	US$
Operating activities:
Net income		46,245	102,745	172,258	22,072
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment		14,244	14,543	17,202	2,204
Amortization of intangible assets		2,289	2,289	4,812	617
Loss/(gain) on disposal of property, plant and equipment		117	2,296	(513)	(65)
Minority interests		(1,223)	761	(2,337)	(299)
Deferred income taxes		(1,923)	(1,436)	(2,124)	(272)
Share based compensation expense		—	—	3,437	440
Changes in assets and liabilities, net of effects from acquisition of Yantai Medgenn:
Decrease/(increase) in accounts receivable		28,425	(15,934)	21,771	2,790
Increase in bills receivable		(32,528)	(14,950)	(53,580)	(6,866)
Decrease/(increase) in inventories		4,153	(12,415)	4,145	531
Decrease/(increase) in prepaid expenses and other current assets		35,258	(5,780)	(18,609)	(2,384)
Decrease in prepaid land use rights		817	1,143	1,458	187
Decrease in amounts due from related parties	18	7,654	4,855	869	111
Increase/(decrease) in accounts and bills payable		26,476	(24,573)	(1,416)	(182)
(Decrease)/increase in accrued payroll and employee benefits		(4,657)	6,438	6,189	793
(Decrease)/increase in other payables and accrued liabilities		(8,092)	24,345	(17,246)	(2,210)
Increase/(decrease) in income tax payable		12,604	22,082	(17,474)	(2,239)
(Decrease)/increase in amounts due to related parties	18	(2,447)	(70)	109	14

Net cash provided by operating activities		127,412	106,339	118,951	15,242

Investing activities:
Payment for purchase of land use rights		(30,000)	(20,635)	(2,142)	(275)
Purchase of property, plant and equipment		(10,746)	(23,986)	(85,676)	(10,978)
Payment of deposits for purchase of property, plant and equipment		—	—	(4,056)	(520)
Proceeds from disposal of property, plant and equipment		—	—	2,417	310
Payment for acquisition of Nanjing Simcere		—	(7,100)	—	—
Payment for acquisitions of minority interests	8(a)	—	—	(10,927)	(1,400)
Payment for acquisition of Yantai Medgenn	8(a)	—	—	(177,959)	(22,803)
(Increase)/decrease in pledged bank deposits		(20,000)	15,000	(15,787)	(2,023)
Proceeds from repayments of loans and advances due from related parties	18	29,838	39,890	40,351	5,171
Loans and advances made to related parties	18	(32,436)	(4,388)	(5,417)	(694)

Net cash used in investing activities		(63,344)	(1,219)	(259,196)	(33,212)

See Notes to Consolidated Financial Statements which are integral part of these statements.

Simcere Pharmaceutical Group

Consolidated Cash Flow Statements—(Continued)

(Amounts expressed in thousands)

		Year ended December 31,
	Note	2004	2005	2006	2006
		RMB	RMB	RMB	US$
Financing activities:
Payment for offering costs		—	—	(6,753)	(865)
Proceeds from short-term bank and other borrowings		300,000	210,500	291,000	37,286
Principal payments on bank borrowings		(273,330)	(332,500)	(174,800)	(22,398)
Repayment of loans and advances due to related parties	18	(317,559)	(436,446)	(158,489)	(20,308)
Proceeds from loans and advances due to related parties	18	300,992	467,225	81,579	10,453
Proceeds from repayment of loans and advances due from related parties		—	—	49,338	6,322
Capital contribution from AAI in connection with Reorganization	1(c)	—	—	210,236	26,939
Distribution to NGM in connection with Reorganization	1(c)	—	—	(134,425)	(17,225)
Distribution to shareholders		(34,692)	(26,891)	(1,474)	(188)
Capital contribution from minority interests		2,000	380	—	—

Net cash (used in) provided by financing activities		(22,589)	(117,732)	156,212	20,016

Net increase/(decrease) in cash		41,479	(12,612)	15,967	2,046
Cash at beginning of year		61,193	102,672	90,060	11,540

Cash at end of year		102,672	90,060	106,027	13,586

(a) Supplemental cash flow and non-cash information:
Cash paid during the period for:
Income taxes		7,512	21,062	22,730	2,913
Interest		16,056	14,625	12,303	1,576
Non-cash investing transactions:
Payable for purchase of property, plant and equipment		15,910	16,722	68,276	8,749
Payable for acquisition of Nanjing Simcere		7,100	—	—	—
Payable for acquisition of Yantai Medgenn		—	—	9,830	1,260
Non-cash financing transactions:
Accrued offering costs		—	—	11,775	1,509

(b) Analysis of net cash outflow in respect of acquisition of Yantai Medgenn:
Cash consideration paid	8(a)			(186,769)
Cash and cash equivalents acquired				8,810

Net cash outflow in respect of acquisition of Yantai Medgenn				(177,959)

See Notes to Consolidated Financial Statements which are an integral part of these statements.

Simcere Pharmaceutical Group

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

1 Principal activities, organization and basis of presentation

(a) Principal activities

Simcere Pharmaceutical Group (the “Company”) and its subsidiaries, namely State Good Group Limited, Simcere Pharmaceutical Co., Ltd. (formerly Hainan Simcere Pharmaceutical Co., Ltd., “Hainan Simcere”), Nanjing Simcere Dongyuan Pharmaceutical Co., Ltd. (“Nanjing Simcere”), Hainan Qitian Pharmaceutical Co., Ltd. (“Qitian Simcere”), Sichuan Zigong Yirong Industrial Co., Ltd., (“Sichuan Simcere”), Jiangsu Simcere Pharmaceutical Co., Ltd. (“Jiangsu Simcere”), Shanghai Simcere Pharmaceutical Co., Ltd. (“Shanghai Simcere”), and Jiangsu Simcere Pharmaceutical R&D Co., Ltd. (“Simcere Research”), and Shandong Simcere Medgenn Bio-Pharmaceutical Co., Ltd. (formerly Yantai Medgenn Co., Ltd., “Yantai Medgenn”), are principally engaged in the research and development, manufacture and distribution of pharmaceutical products in the People’s Republic of China (the “PRC”). The Company and its subsidiaries are collectively referred to as the Group.

The following list contains the particulars of operating subsidiaries which principally affected the results, assets or liabilities of the Group:

Name of subsidiary	Principal activity	Percentage of ownership
		December 31,
		2004	2005	2006
Hainan Simcere	Manufacturing of pharmaceutical products and sales to the sales entities of the Group (Jiangsu Simcere and Shanghai Simcere)	100%	100%	100%

Nanjing Simcere	Manufacturing of pharmaceutical products and sales to the sales entities of the Group (Jiangsu Simcere and Shanghai Simcere)	100%	100%	100%

Qitian Simcere	Manufacturing of pharmaceutical products and sales to the sales entities of the Group (Jiangsu Simcere and Shanghai Simcere) (note iii)	95%	95%	100%

Sichuan Simcere	The extraction of minerals used in the manufacturing of the Group’s pharmaceutical products (notes i and iii)	—	84.04%	100%

Jiangsu Simcere	Sales and distribution of pharmaceutical products to customers (note iii)	77.77%	77.77%	100%

Shanghai Simcere	Sales and distribution of pharmaceutical products to customers (note iii)	90%	90%	100%

Simcere Research	Research and development of pharmaceutical products (notes i and iii)	80%	80%	100%

Yantai Medgenn	Manufacturing of pharmaceutical products and sales to the sales entity of the Group (Jiangsu Simcere) (note ii)	—	—	80%

Notes:

(i)	Simcere Research and Sichuan Simcere were established in 2004 and 2005, respectively. The Company contributed cash of RMB8,000 for an 80% equity interest in Simcere Research and RMB2,000 for an 84.04% equity interest in Sichuan Simcere. The minority interest shareholders contributed RMB2,000 for 20% of Simcere Research and RMB380 for 15.96% of Sichuan Simcere.
(ii)	Yantai Medgenn was purchased on September 30, 2006. See note 8.
(iii)	The minority interests of Qitian Simcere, Sichuan Simcere, Jiangsu Simcere, Shanghai Simcere and Simcere Research were purchased in 2006. See note 8.

Simcere Pharmaceutical Group

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

(b) Significant concentrations and risks

Revenue concentrations

The Group sells its products to approximately 900 pharmaceutical distributors in the PRC and sales to distributors account for substantially all of the Group’s revenues. The Group does not have long-term distribution agreements and competes for desired distributors with other pharmaceutical manufacturers. Consequently, maintaining relationships with existing distributors and replacing distributors may be difficult and time-consuming. Any disruption of the Group’s distribution network, including its failure to renew existing distribution agreements with desired distributors, could negatively affect its ability to effectively sell its products and could materially and adversely affect its business, financial condition and results of operations. As of and for the years ended December 31, 2004, 2005, and 2006, no single customer contributed, on an individual basis, 10% or more of the Group’s total revenues or gross accounts receivable.

The Group derives a substantial portion of its revenue from the sales of five products, namely Bicun, Zailin, Anqi, Yingtaiqing and Biqi. Sales of these products accounted for 76.1%, 81.6% and 82.6% of the Group’s product revenues for the years ended December 31, 2004, 2005 and 2006, respectively. As the Group expects the sales of these products to continue to comprise a substantial portion of revenues in the future, any factors adversely affecting the sales of any of these products will have a material adverse effect on the Group’s business, financial condition and results of operations.

Price control by PRC government authorities

Certain medical products sold in the PRC, primarily those included in the PRC’s published Medical Insurance Catalogue and those pharmaceuticals whose production or trading are deemed to constitute monopolies by the PRC government, are subject to retail price controls in the form of fixed prices or price ceilings. The fixed prices or the price ceilings of such medicines are published by the national and provincial price administration authorities from time to time. Although the Group only sells its products through distributors, the controls over retail prices could have a corresponding effect on the wholesale prices. The prices of medicines that are not subject to price controls are determined freely at the discretion of the respective pharmaceutical companies, subject, in certain cases, to notification to the provincial pricing authorities. Certain of the Group’s products are subject to price controls and accordingly, the price of such products could not be increased at the Group’s discretion above the relevant controlled price ceiling without prior governmental approval. In addition, the price of such products may also be adjusted downward by the relevant government authorities in the future. Such price controls, especially downward price adjustment, may negatively affect the Group’s revenue and profitability. For the years ended December 31, 2004, 2005 and 2006, the percentages of the Group’s products, in terms of revenue, that were subject to government pricing controls were 73%, 78% and 77%, respectively.

Concentration of suppliers

For the years ended December 31, 2004, 2005 and 2006, the Group purchased 47.3%, 49.9% and 50.9%, respectively, of its total supply of raw materials from its five largest suppliers.

Simcere Pharmaceutical Group

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

(c) Organization

The Company is incorporated in the Cayman Islands and was established in August 2006 as part of a series of corporate reorganization activities (the “Reorganization”) described below in anticipation of the initial public offering (“IPO”) of securities of the Group. In preparation for the IPO, Assure Ahead Investments Limited (“AAI”) and New Good Management Company Limited (“NGM”), the two shareholders of State Good Group Limited (“SGG”), transferred their respective equity interests in SGG in exchange for ordinary shares of the Company. Upon the issuance of the Company’s shares, the ownership interests in the Company held by AAI and NGM were identical to their respective ownership interests in SGG prior to the share exchange. As of December 31, 2006, 100,000,000 Company’s ordinary shares of par value of US$0.01 were issued and outstanding of which NGM and AAI held 69% and 31%, respectively.

SGG was established in the British Virgin Islands in October 2005 in connection with the reorganization of Simcere Hainan Investment Group Ltd. (“Simcere Investment”) to facilitate the raising of capital from investors outside of the PRC. Simcere Investment, through its operating subsidiaries (the “Predecessor Operations”), was an integrated pharmaceutical company that developed, manufactured and marketed a range of branded generic and other pharmaceutical products in the PRC.

In March 2006, Simcere Investment transferred all of its equity interests in the Predecessor Operations to the SGG through a newly formed holding company, NGM, in exchange for 34,500 ordinary shares of SGG and cash payable of US$16,800 (RMB134,425). Concurrently, AAI, subscribed for 15,500 ordinary shares of SGG for cash of US$26,400 (RMB210,236). As of December 31, 2006, AAI has contributed the full amount of the cash contribution of US$26,400 and NGM has received the full cash distribution of US$16,800.

(d) Basis of presentation

As the Reorganization was completed for the sole purpose of establishing the legal structure of the Company to facilitate the IPO, and as the transfer of the equity interests in the Predecessor Operations was between entities under common control, the transfer of these entities to the Company have been accounted for and presented in the accompanying consolidated financial statements in a manner similar to pooling-of-interests.

Accordingly, the assets and liabilities of the Predecessor Operations transferred to SGG, and then subsequently to the Company, have been initially recognized at their historical carrying amounts and the accompanying consolidated financial statements as of and for the years ended December 31, 2004, 2005 and 2006 present the financial condition and the results of Group as if the Predecessor Operations were transferred to the Company as of the beginning of the earliest date presented. The cash distribution of US$16,800 (RMB134,425) paid in connection with the Reorganization has been accounted for as an equity transaction in the consolidated statements of shareholders’ equity.

As of December 31, 2006, the Group had negative working capital (current assets less current liabilities) of approximately RMB156,744 (US$20,085) that was primarily caused by its investments in manufacturing and research and development facilities and business acquisitions that were funded by cash flows from operations and short-term bank borrowings. The Group has been able to increase its revenue and net income, generate positive cash flows from operations historically and during each of the years in the three-year period ended December 31, 2006, and repay its obligations and bank borrowings when they become due. Management believes that the Group’s current cash on hand and expected cash flows from operations and bank borrowings will be sufficient to meet the Group’s

Simcere Pharmaceutical Group

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

anticipated cash obligations in the next twelve months. In the opinion of management, if the existing cash and expected cash resources are insufficient to meet the Group’s working capital requirements, or if the Group plans to expand its business by acquisitions of product candidates, products or businesses, and increasing its manufacturing and production capacity, the Group will seek additional capital contributions from current and/or new shareholders, obtain additional bank financing, or renew or extend existing bank borrowings. Although the Group’s short term bank borrowings do not contain specific renewal terms, the Group has historically been able to negotiate renewal of these types of facilities shortly before the applicable maturity date or obtain necessary new bank borrowings at normal commercial terms to satisfy its anticipated liquidity and working capital requirements. Should the Group be unable to obtain financing at levels necessary to meet its anticipated requirements or at commercially acceptable terms, future business expansion plans or acquisitions may need to be curtailed or postponed.

2 Summary of significant accounting policies

(a) Consolidation

The consolidated financial statements include the financial statements of the Company and its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation. For consolidated subsidiaries where the Company’s ownership is less than 100%, the outside shareholders’ interests are shown as minority interests.

(b) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment; goodwill and intangible assets; allowances for doubtful receivables; depreciation and amortizable lives; recoverability of inventories produced; and amounts recorded for contingencies. These estimates are often based on complex judgments, probabilities and assumptions that management believe to be reasonable but are inherently uncertain and unpredictable. Actual results may differ from those estimates. The Group is also subject to other risks and uncertainties that may cause actual results to differ from estimated amounts, such as competition, foreign exchange, litigation, legislation and regulations in the pharmaceutical industry.

(c) Foreign currency translation

The functional and reporting currency of the Company and its subsidiaries is the Renminbi (“RMB”). RMB is not a fully convertible currency. All foreign exchange transactions involving RMB must take place either through the People’s Bank of China (the “PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC, which are determined largely by supply and demand.

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the PBOC prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in general and administrative expense in the consolidated statements of income.

For the U.S. dollar convenience translation amounts included in the accompanying financial statements as of and for the year ended December 31, 2006, the RMB amounts were translated into U.S. dollars at the rate of US$1.00=RMB7.8041, representing the noon buying rate in The City of New

Simcere Pharmaceutical Group

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

York for cable transfers of RMB on December 29, 2006, as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on December 31, 2006 or at any other date.

(d) Cash and pledged bank deposits

Cash consists of cash on hand, cash in bank accounts and interest-bearing savings accounts. Cash that is restricted as to withdrawal for use or pledged as security is disclosed separately on the face of the balance sheet, and is not included in the cash total in the consolidated statements of cash flows. The pledged bank deposits represent cash maintained at a bank as security for short-term bills payable issued by a subsidiary of the Company to third party suppliers or to another subsidiary of the Company. These pledged bank deposits are restricted as to withdrawal or use by the pledging subsidiary for as long as the related short-term bills payable of the subsidiary that is using the bills payable facility are outstanding. Upon maturity of the bills payable which generally ranges from three to six months, the cash is available for use by the Company.

(e) Accounts receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Group maintains an allowance for doubtful accounts for estimated losses resulting from inability of its customers to make required payments. The allowance for doubtful accounts is based on a review of specifically identified accounts, ageing data and historical write-off experience. Judgments are made with respect to the collectibility of accounts receivable based on historical experience, customer specific facts and current economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(f) Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the weighted average cost method. Cost of work-in-progress and finished goods comprise direct materials, direct labor and related manufacturing overhead based on normal operating capacity.

(g) Long-lived assets

Property, plant and equipment

Property, plant, and equipment are stated at historical cost. Depreciation is provided over the estimated useful lives of the assets, using the straight-line method. When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value and proceeds realized thereon. Ordinary maintenance and repairs are charged to expense as incurred, and replacements and betterments are capitalized. The estimated useful lives of property, plant and equipment are as follows:

Building and leasehold improvements	20 years
Machinery and equipment	3 - 10 years
Motor vehicles	3 - 8 years
Furniture, fixtures and office equipment	3 - 5 years

No depreciation expense is provided in respect of construction-in-progress.

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of the cost of inventory, and expensed to cost of revenues when the inventory is sold.

Simcere Pharmaceutical Group

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

Total depreciation expense for the years ended December 31, 2004, 2005 and 2006 amounted to RMB14,244, RMB14,543 and RMB17,202 (US$2,204) respectively.

Goodwill and other intangible assets

Goodwill represents the excess of the Company’s purchase cost over the fair value of the net assets acquired. Goodwill is not amortized but instead is tested for impairment at least annually.

Intangible assets are amortized on a straight-line basis over the estimated useful lives of the respective assets. The Group’s intangible assets consist of customer relationships, developed technology and product trademarks, and manufacturing and supply licenses with the following estimated useful lives:

Customer relationships	10 to 11 years
Developed technology	10 to 16 years
Product trademarks	6 to 10 years
Manufacturing and supply licenses	2 to 5 years

Impairment of long-lived assets

Long-lived assets including property, plant, and equipment, and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed are reported at the lower of carrying amount or fair value less costs to sell, and are no longer depreciated.

Goodwill is tested annually for impairment, and is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. This determination is made at the reporting unit level and consists of two steps. The first step of the impairment test involves comparing the fair values of the reporting units with the reporting unit’s carrying amount, including goodwill. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

(h) Land use rights

A land use right in the PRC represents an exclusive right to occupy, use, develop, lease, transfer and mortgage a piece of land during the contractual term of the land use right. Land use rights are usually paid in one lump sum at the date the right is granted. The prepayment usually covers the entire duration period of the land use right. The lump sum advance payments are capitalized as land use right assets and then charged to expense on a straight-line basis over the respective periods of the rights of 50-75 years.

(i) Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between

Simcere Pharmaceutical Group

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(j) Revenues

Sales of pharmaceutical products represent the invoiced value of products sold, net of value added taxes (VAT). The Group recognizes revenue from the sale of products when the following criteria are met: 1) persuasive evidence of an arrangement exists (sales agreements and customer purchase orders are used to determine the existence of an arrangement); 2) delivery of the product has occurred and risks and benefits of ownership have been transferred, which is when the product is received by the customer at its or a designated location in accordance with the sales terms; 3) the sales price is fixed or determinable; and 4) collectibility is probable. The Group’s sales agreements do not provide the customer the right of return, unless the products are defective in which case the Group allows for an exchange of products. For the periods presented, defective product returns were immaterial.

In the PRC, VAT at a general rate of 17% on invoice amount is collected on behalf of tax authorities in respect of the sales of products and is not recorded as revenue. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability in the consolidated balance sheets until it is paid to the authorities.

Nanjing Simcere operates in a special economic zone in the Jiangsu province of the PRC and is eligible to receive an annual refund of a portion of the VAT paid to the local tax authority. The refund is reported as other revenue in the consolidated statements of income, as it is akin to a government operating subsidy, and is recognized as revenue upon receipt since the refund amount is discretionary and the amount varies year to year based on the availability of government funds as determined by the provincial tax bureau of the Jiangsu province.

(k) Government grants

Government grants are recognized when there is reasonable assurance that the Group will comply with the conditions attaching to them, and the grants are receivable. Grants that compensate research and development expenses are recorded as a reduction to the related research and development expenses. Grants that compensate the Group for the cost of property, plant and equipment are recorded as a reduction of the cost of the related asset and are recognized over the useful life of the asset by way of reduced depreciation expense.

For the years ended December 31, 2004, 2005 and 2006, RMB4,580, RMB1,850 and RMB2,183 (US$280), respectively, have been recognized as a reduction of research and development expenses.

(l) Research and development

Research and development costs are expensed as incurred. These expenses include the costs of the Group’s internal research and development activities and the costs of research and development

Simcere Pharmaceutical Group

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

conducted by others on behalf of the Group, such as through third-party collaboration arrangements. Upfront and milestone payments made by the Group to third parties in connection with research and development collaboration arrangements prior to regulatory approval are expensed as research and development costs as incurred.

The costs of acquired technology know-how (drugs in a development stage) that are purchased from others for a particular research and development project either singly, or as part of a group of assets, or as part of a business combination, and that have no alternative future uses (in other research and development projects or otherwise), are expensed as research and development costs. Management has determined that for an acquired technology know-how to have an alternative future use, it should be (a) reasonably expected that the Group will use the technology in an alternative manner for an economic benefit and (b) the Group’s use of the technology is not contingent on further development subsequent to acquisition (that is, it can be used in an alternative manner at the acquisition date). None of the Group’s acquired technology know-how during the periods presented were determined to have an alternative future use at the acquisition date since technological feasibility was not established and regulatory approval from the State Food and Drug Administration of China (“SFDA”) was not obtained. Further subsequent development, including additional clinical testing, was required to obtain the necessary regulatory approval before the products could be launched onto the market for sale.

(m) Advertising costs

Advertising costs are expensed as incurred and included in sales, marketing and distribution expenses. Advertising costs for the years ended December 31, 2004, 2005 and 2006 amounted to RMB16,516, RMB16,562 and RMB78,701 (US$10,085), respectively.

(n) Shipping and handling fees and costs

Costs incurred by the Group for shipping and handling, including costs paid to third-party transportation companies, to transport and deliver products to customers, are included in cost of revenues.

(o) Retirement and other postretirement benefits

Contributions to defined contribution retirement plans are charged to the consolidated statements of income as and when the related employee service is provided. The Group does not have any defined benefit retirement plans.

(p) Share-based payments

The Company has adopted Statement of Financial Accounting Standard (“SFAS”) No. 123 (revised 2004) (“SFAS No. 123R”) for share-based payments made in 2006. Under SFAS No. 123R, the Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the cost over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period. See note 17.

For the years ended December 31, 2004 and 2005, the Company did not enter into any share-based payment arrangements that are within the scope of SFAS No. 123R.

Simcere Pharmaceutical Group

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

(q) Commitments and contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, product and environmental liability, and tax matters. In accordance with SFAS No. 5, Accounting for Contingencies, the Group records accruals for such loss contingencies when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. Historically, the Group has experienced no product liability claims.

(r) Earnings per share

Basic earning per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of ordinary shares and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the exercise of outstanding share options calculated using the treasury stock method. Ordinary equivalent shares in the diluted earning per share computation are excluded to the extent that their effect is anti-dilutive.

For purposes of calculating basic earnings per share for the years ended December 31, 2004, 2005 and 2006, the weighted average number of shares used in the calculation reflects the 69,000,000 ordinary shares issued to NGM and 31,000,000 ordinary shares issued to AAI in September 2006 as if these shares were issued as of January 1, 2004 and March 28, 2006, respectively, based on the analysis of the particulars of the Reorganization described in note 1(c).

(s) Segment reporting

The Group has no operating segments, as that term is defined by FASB Statement No. 131, Disclosure About Segments of an Enterprise and Related Information. All of the Group’s operations and customers are located in the PRC. Consequently, no geographic information is presented.

(t) Recently issued accounting standards

FASB Interpretation No. 48 (“FIN 48”)

In June 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statements No. 109, which clarifies the accounting for uncertainty in tax positions. This interpretation requires that the Company recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. FIN 48 will be effective for the first fiscal year beginning after December 15, 2006. Management does not expect the adoption of this interpretation to have a material effect on the Company’s consolidated financial statements.

FASB Statement No.157 (“SFAS No. 157”)

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, provides a framework for measuring fair value, and expands the disclosures required for fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require fair value measurements and does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company in fiscal year 2008. Although the Company will continue to evaluate the application of SFAS No. 157, management does not currently believe the adoption of SFAS No. 157 will have a material impact on the Company’s results of operations or financial position.

Simcere Pharmaceutical Group

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

3 Accounts receivable, net of allowance for doubtful accounts, and bills receivable

Accounts receivable, net of allowance for doubtful accounts, are summarized as follows:

	December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Accounts receivable	75,117	88,949	68,557	8,785
Less: allowance for doubtful accounts	(7,658)	(5,556)	(6,834)	(876)

Accounts receivable, net	67,459	83,393	61,723	7,909

The following table presents the movement of allowance for doubtful accounts for the years ended December 31, 2004, 2005 and 2006.

	Years ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Balance at the beginning of the year	7,016	7,658	5,556	712
Additions charged to bad debt expense	642	426	1,433	184
Write-off of accounts receivable charged against the allowance	—	(2,528)	(155)	(20)

Balance at the end of the year	7,658	5,556	6,834	876

As part of its ongoing control procedures, management monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. Credit terms are normally 35 to 90 days from the date of billing. Credit risk is minimal as credit exposure limits are established to avoid a concentration with any single customer. The Group does not normally require collateral or other security to support credit sales.

To reduce the Group’s credit risk, the Group has required certain customers to pay for the sale of the Company’s products by bills receivable. Bills receivable represents a short-term notes receivable issued by a financial institution that entitles the Group to receive the full face amount from the financial institution at maturity, which generally ranges from 3 to 6 months from the date of issuance. Historically, the Group has experienced no losses on bills receivable.

4 Inventories

Inventories by major categories are summarized as follows:

	December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Raw materials	6,282	11,581	11,407	1,462
Consumables and packaging materials	3,838	4,903	5,639	722
Work-in-progress	—	—	3,589	460
Finished goods	17,758	23,809	18,848	2,415

	27,878	40,293	39,483	5,059

Simcere Pharmaceutical Group

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

5 Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Assets held for sale (note (a))	—	1,340	—	—
Current portion of land use rights (note 7)	1,115	1,448	1,630	209
Security deposits	2,000	—	3,360	431
Prepaid expenses and advances to employees (note (b))	9,405	4,294	2,461	316
Prepaid VAT (note (c))	13,099	21,982	40,865	5,236
Deposits for purchase of raw materials	1,434	2,780	3,548	455
Deferred tax charge on unrealized profits on intercompany sales	1,159	3,821	—	—
Deferred offering cost (note (d))	—	—	18,528	2,374
Short-term loan receivable (note (e))	—	—	8,800	1,128

	28,212	35,665	79,192	10,149

(a)	Represent staff quarters (dormitories) held for sale at December 31, 2005 which were sold to employees in 2006.
(b)	Amounts represent primarily prepaid expenses for marketing and promotion activities.
(c)	Amounts represent value added tax that has been prepaid to a local tax authority to be used to offset VAT payments to be made within 12 months from the balance sheet date.
(d)	Amount represents third-party legal and professional fees incurred in connection with the IPO. Such costs are incremental to the Company and will be charged against the gross proceeds received from the IPO.
(e)	Amount represents short-term loan to a third-party which was non-interest bearing and unsecured. The loan was fully repaid in January 2007.

6 Property, plant and equipment

Property, plant and equipment consist of the following:

	December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Buildings and leasehold improvements	95,148	101,907	134,154	17,190
Machinery and equipment	50,789	56,839	78,193	10,020
Motor vehicles	16,722	16,332	21,720	2,783
Furniture, fixtures and office equipment	11,680	11,576	12,186	1,561
Construction-in-progress	3,344	1,772	111,884	14,337

	177,683	188,426	358,137	45,891

Less: Accumulated depreciation and amortization	(58,125)	(63,061)	(91,083)	(11,671)

	119,558	125,365	267,054	34,220

Simcere Pharmaceutical Group

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

The Company capitalizes interest cost as a component of the cost of construction in progress. The following is a summary of interest cost incurred during the years ended December 31, 2004, 2005 and 2006:

	Years ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Interest cost capitalized	—	—	1,550	198
Interest cost charged to income	17,031	14,999	10,705	1,372

Total interest cost incurred	17,031	14,999	12,255	1,570

All of the Group’s buildings are located in the PRC. As of December 31, 2004, 2005 and 2006, land use rights with carrying value of RMB12,508, nil and 24,301 (US$3,114) and property, plant and equipment with carrying value of RMB43,002, RMB62,571 and RMB55,041 (US$7,053), respectively, were pledged to banks as collateral for short-term bank loans of RMB115,000, RMB46,000 and RMB81,000 (US$10,379) respectively (note 9).

7 Land use rights

The balance consists of the following items:

	December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Deposits for land use rights	—	4,000	4,000	513
Land use rights:
— non-current portion	55,697	70,856	78,522	10,061

	55,697	74,856	82,522	10,574

— current portion (note 5)	1,115	1,448	1,630	209

Total land use rights	56,812	72,304	80,152	10,270

During 2005, the Group acquired the land use rights of a parcel of land in Nanjing, PRC for cash consideration of RMB16,635 to expand the Group’s existing manufacturing facilities. Land lease expense (representing the recognition of the expense on a straight-line basis over the terms of the land use right agreements) for the years ended December 31, 2004, 2005 and 2006 were RMB817, RMB1,143 and RMB1,458 (US$187), respectively.

Simcere Pharmaceutical Group

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

8 Goodwill and Intangible Assets

(a)	Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2004, 2005 and 2006 are as follows:

	Years ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Balance at beginning of the year (note i)	13,814	13,814	13,814	1,770
Acquisition of Yantai Medgenn (note ii)	—	—	86,453	11,078
Minority interest share in the post-acquisition income of Yantai Medgenn	—	—	(1,190)	(152)
Acquisition of Simcere Research (note iii)	—	—	878	112
Acquisition of Jiangsu Simcere (note iii)	—	—	679	87

Balance at the end of the year	13,814	13,814	100,634	12,895

(i)	As of December 31, 2004 and 2005, goodwill of RMB13,814 related to the Group’s acquisition of Nanjing Simcere in 2003 and was assigned to the manufacturing and sale reporting unit. For the years ended December 31, 2004, 2005 and 2006, the estimated fair value of this reporting unit (as determined using the present value of expected future cash flows) exceeded the carrying amount of the reporting unit, and accordingly, no goodwill impairment was recognized.
(ii)	On September 30, 2006, upon receiving regulatory approval for the acquisition, the Company completed its acquisition of 80% of the equity interest in Yantai Medgenn. As of December 31, 2005, Yantai Medgenn was a development stage enterprise that was engaged in the research and development of an anti-cancer drug under the name Endu, continuing until April 2006, at which time, Yantai Medgenn commenced its planned operations when it obtained the necessary regulatory approvals, the New Medicine Certificate and the Production Approval Certificate, from the SFDA for the manufacturing and sale of the product. The aggregate purchase price was RMB196,599 payable in cash. As of December 31, 2006, RMB186,769 (US$23,932) has been paid and RMB9,830 (US$1,260) will be paid upon completion of the trial period of certain quality control procedures in relation to Endu, which is procedural in nature.

Simcere Pharmaceutical Group

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

The acquisition of Yantai Medgenn was accounted for by the Company as a purchase business combination. The results of operations of Yantai Medgenn have been consolidated and included in the Company’s consolidated statements of income from September 30, 2006 onwards. The following table summarizes the Company’s share of the fair value of the assets acquired and liabilities assumed at the date of acquisition:

Amount
RMB
Cash and cash equivalents	7,048
Other current assets	7,669
Property, plant and equipment	15,228
Developed technology	142,684
Manufacturing licenses	577
Other non-current assets, primarily land use rights	12,170
Goodwill	86,453

Total assets acquired	271,829
Current liabilities	(51,638)
Deferred tax liabilities	(17,922)
Minority share of Yantai Medgenn’s equity deficit	(5,670)

Net assets acquired	196,599

The goodwill represents the intangible benefits that the acquired business will bring to the Group in the future by providing the Group the access to potential strategic partners and broadening the Group’s presence in the anti-cancer drug market.

The estimated useful economic lives of the identifiable intangible assets acquired in the acquisition of Yantai Medgenn are 16 years for developed technology rights, and 4.8 years for manufacturing licenses. Goodwill recognized in this transaction amounted to RMB86,453 and was assigned to the manufacturing and sales reporting unit.

The following unaudited pro forma financial information presents the results of operations of the Group as if the acquisition of Yantai Medgenn had occurred as of the beginning of each year. The unaudited pro forma financial information is not necessarily indicative of what the Company’s consolidated results of operations actually would have been had it completed the acquisition at the beginning of each year. In addition, the unaudited pro forma financial information does not attempt to project the future results of operations of the combined entity.

	Years ended December 31,
	2005	2006	2006
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Product revenues	736,220	953,343	122,159
Income from operations	129,841	178,813	22,913
Net income	82,305	164,982	21,140
Earnings per share
Basic	1.19	1.78	0.23
Diluted	1.19	1.78	0.23

Simcere Pharmaceutical Group

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

(iii)	In July 2006, the Company acquired the remaining minority interests of the following subsidiaries for a total cost of RMB10,927 (US$1,400) in cash:

•	22.23% minority interests of Jiangsu Simcere;

•	20% minority interests of Simcere Research;

•	10% minority interests of Shanghai Simcere;

•	15.96% minority interests of Sichuan Simcere; and

•	5% minority interests of Qitian Simcere.

As a result of these transactions, intangible assets and goodwill of RMB8,968 (US$1,149) and RMB1,557 (US$199) were recorded respectively.

(b)	Intangible assets

As of December 31, 2004, 2005 and 2006, the Company’s intangible assets related to the Company’s acquisitions and consisted of the following:

	December 31, 2004			December 31, 2005
	Gross carrying amount	Amortization period	Accumulated amortization	Gross carrying amount	Amortization period	Accumulated amortization
	RMB	Years	RMB	RMB	Years	RMB
Customer relationships (note (i))	12,421	11	(2,070)	12,421	11	(3,199)
Developed technology	6,320	10	(1,159)	6,320	10	(1,791)
Product trademarks	2,703	10	(495)	2,703	10	(766)
Manufacturing and supply licenses	774	3	(474)	774	3	(731)

Total	22,218		(4,198)	22,218		(6,487)

	December 31, 2006
	Gross carrying amount	Amortization period	Accumulated amortization
	RMB	Years	RMB
Customer relationships (note (i))	19,745	10-11	(4,695)
Developed technology	149,004	10-16	(4,652)
Product trademarks	4,303	6-10	(1,136)
Manufacturing and supply licenses	1,395	2-5	(816)

Total	174,447		(11,299)

Total—US$	22,353		(1,448)

(i)	The Company estimated the useful life of the customer relationships based primarily on the historical sales trend of Nanjing Simcere’s customers, historical experience of the Company’s customer attrition rate and the Company’s efforts in maintaining the customer relationships. A straight-line method of amortization has been adopted as the pattern in which the economic benefits of the customer relationships are used up cannot be reliably determined.

Simcere Pharmaceutical Group

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

The aggregate amortization expenses for intangible assets for the years ended December 31, 2004, 2005 and 2006, were RMB2,289, RMB2,289, RMB4,812 (US$617), respectively. Amortization expense of customer relationships is recorded in sales, marketing and distribution expense and amortization expense for developed technology and product trademarks and manufacturing licenses is recorded as cost of materials and production. As of December 31, 2006, the estimated amortization expense for the next five years is as follows:

December 31, 2006
RMB
1st year	12,024
2nd year	12,011
3rd year	12,002
4th year	12,002
5th year	11,948

59,987

9 Short-term bank loans and borrowings

As of December 31, 2004 and 2005 and 2006, short-term bank loans are denominated in RMB and have maturity terms ranging from three to twelve months and fixed interest rates ranging from 2.60% to 6.44%. None of the short-term loans contain any financial covenants. The weighted average effective interest rate on short-term loans during the years ended December 31, 2004, 2005 and 2006, were 5.51%, 5.28% and 5.62% respectively.

As of December 31, 2006, the Group had no unutilized credit facilities for which it can draw upon. As of December 31, 2004, 2005 and 2006, short-term bank loans are as follows:

	December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Unsecured	10,000	65,000	79,000	10,123
Secured by assets	115,000	46,000	81,000	10,379
Amount guaranteed by related parties	147,500	50,000	160,000	20,502
Amount guaranteed by third parties	20,500	10,000	13,000	1,666

	293,000	171,000	333,000	42,670

Included in the bank and other borrowings balances as at December 31, 2006 was a short-term, unsecured and interest-free borrowing of RMB19,000 from a local district government in Shandong, PRC, which the Group obtained for working capital needs.

10 Income tax

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon any payment or dividend by the Company, no withholding tax is

Simcere Pharmaceutical Group

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

imposed. The Company’s operating subsidiaries, all being incorporated in the PRC, are governed by the income tax law of the PRC and are generally subject to the PRC enterprise income tax rate of 33%. Hainan Simcere and Qitian Simcere and Yantai Medgenn operate in special economic zones, and are subject to a preferential tax rate of 15%. In addition, Yantai Medgenn, being a foreign-invested enterprise, is eligible for exemption from income tax, starting from the first profitable year for two years and a 50% relief from income tax for the following three years. In March 2006, Hainan Simcere and Nanjing Simcere obtained the government approval to convert to foreign-invested enterprises and became eligible for the same preferential tax treatment as Yantai Medgenn. Management expects the tax holiday of Yantai Medgenn will begin in 2007 and end in 2008. The tax holidays of Hainan Simcere and Nanjing Simcere have begun in 2006 and will end in 2007. All of the Group’s income before income tax expense and income tax expense relate to its PRC operations.

Income tax expense (benefit) consists of the following:

	Years ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Current	22,909	33,950	9,076	1,163
Deferred	(1,923)	(1,436)	(2,124)	(272)

Income tax expense	20,986	32,514	6,952	891

Simcere Pharmaceutical Group

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

The actual income tax expense reported in the consolidated statements of income differs from the amounts computed by applying the PRC income tax rate of 33% to earnings before income taxes and minority interests as a result of the following:

	Years ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Computed “expected” income tax expense	21,778	44,883	58,367	7,479
Non-deductible expenses:
Salaries and benefits exceeding allowable limit	1,264	1,099	7,228	926
Advertising and promotion expense exceeding allowable limit	1,079	1,956	11,322	1,451
Others	2,253	459	1,207	155
Non-taxable income	—	—	(62)	(8)
Tax rate differential (note (a))	(7,313)	(12,365)	(37,506)	(4,806)
Effect of tax holiday (note (b))	—	—	(38,775)	(4,969)
Change in valuation allowance	2,410	3,895	4,161	533
Tax rebate (note (c))	(485)	(7,413)	(769)	(98)
Effect on opening deferred tax balances resulting from change in tax rate during the year	—	—	1,779	228

Actual income tax expense	20,986	32,514	6,952	891

(a)	The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries of the Company which are taxed at a preferential rate of 15% as discussed above.
(b)	Earnings per share effect of tax holiday for the year ended December 31, 2006 was RMB0.42 (US$0.05).
(c)	Amounts represent income tax rebate received by Nanjing Simcere for operating in Jiangsu Nanjing Pukou Economic Development Zone, an area in Nanjing, PRC. The tax rebate is reported as a reduction to income tax expense in the consolidated statements of income and is recognized upon receipt since the tax rebate amount is discretionary and the amount varies year to year based on the availability of government funds as determined by the provincial tax bureau of Jiangsu province.

Simcere Pharmaceutical Group

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

The tax effects of the Group’s temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

	December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Deferred tax assets:
Property, plant and equipment	854	1,400	3,328	426
Accounts receivable	2,876	3,410	2,255	289
Inventories	668	367	384	49
Research and development and intangible assets	2,405	4,824	2,298	295
Tax loss carryforwards	1,105	2,522	10,544	1,351
Others	263	372	86	11

Total gross deferred tax assets	8,171	12,895	18,895	2,421
Valuation allowance	(2,410)	(6,305)	(10,466)	(1,341)

Net deferred tax assets	5,761	6,590	8,429	1,080

Deferred tax liabilities:
Research and development and intangible assets	(3,345)	(2,589)	(23,316)	(2,987)
Property, plant and equipment	(299)	(296)	(318)	(41)
Others	—	(152)	—	—

Net deferred tax assets/(liabilities)	2,117	3,553	(15,205)	(1,948)

Deferred tax charge on unrealized profits on intercompany sales (note 5)	1,159	3,821	—	—

The increase in the valuation allowance during the years ended December 31, 2004, 2005 and 2006 was RMB2,410, RMB3,895 and RMB4,161 (US$533), respectively. The realization of the future tax benefits of a deferred tax asset is dependent on future taxable income against which such tax benefits can be applied and the consideration of the scheduled reversal of deferred tax liabilities and any available tax strategies. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. All available evidence must be considered in the determination of whether sufficient future taxable income will exist since the ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax carryforwards are utilizable. Such evidence includes, but is not limited to, the financial performance of the Company’s operating subsidiaries, the market environment in which these subsidiaries operate, the utilization of past tax credits, and the length of relevant carryback and carryover periods. Sufficient negative evidence, such as cumulative net losses during a three-year period that includes the current year and the prior two years, may require that a valuation allowance be established with respect to existing and future deferred tax assets. Differences in actual results from available evidence used in determining the valuation allowances could result in future adjustments to the allowance. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances as of December 31, 2004, 2005 and 2006. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Simcere Pharmaceutical Group

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

The valuation allowance as of December 31, 2004, 2005 and 2006 related to deferred tax assets in respect of Shanghai Simcere and Simcere Research. Management believes it is more likely than not the deferred tax assets of these subsidiaries will not be realized as these entities have incurred net operating losses during the periods presented.

Tax loss carryforwards of the Group amounted to RMB50,099 as of December 31, 2006 of which RMB4,104, RMB9,291, RMB12,266 and RMB24,438 will expire if unused on December 31, 2008, 2009, 2010 and 2011, respectively.

The Group is subject to examination by the PRC tax authorities, who might take a differing view on certain tax positions taken by the Group, including those related to certain transactions between the Group and its shareholders. As of December 31, 2004, 2005 and 2006, RMB3,477, RMB12,231 and RMB12,231 (US$1,567), respectively, are included in income tax payable which represent management best estimate of the amounts the Group will have to pay to resolve these contingent tax obligations.

11 Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Accrued traveling and conference expenses	12,250	9,298	20,415	2,616
Government grants (note(a))	2,045	16,981	12,300	1,576
Payable for acquisition (note(b))	7,100	—	9,830	1,260
Payable for purchase of property, plant and equipment	15,910	16,722	9,184	1,177
Accrued construction costs for buildings	—	—	59,092	7,572
Receipts in advance (note(c))	6,697	3,414	5,816	745
Security deposits from employees and agents (note(d))	11,427	18,118	16,665	2,135
VAT payable	5,415	10,972	7,815	1,001
Accrued IPO costs	—	—	11,775	1,509
Other accrued liabilities (note(e))	17,815	20,400	16,982	2,176

	78,659	95,905	169,874	21,767

(a)	The amounts represent the deferred portion of the conditional and refundable government grants received but not recognized since the conditions are subject to future events.
(b)	The balance as of December 31, 2006 represents the unpaid consideration for the acquisition of Yantai Medgenn (note 8) payable upon completion of the trial period for certain quality control procedures in relation to Endu, which is procedural in nature.
(c)	The amount represents cash received in advance from customers in connection with the sales of products.
(d)	The amount represents refundable cash security deposits received from certain employees in connection with their employment and from third party marketing agents.
(e)	Other accrued liabilities relate to accruals for purchase of technology know-how, selling expenses, and utilities expenses.

Simcere Pharmaceutical Group

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

12 Statutory reserves

Under PRC rules and regulations, the Company’s operating subsidiaries are required to provide for certain statutory reserves. Details of the statutory reserves are set out as follows:

Statutory surplus reserve

According to the respective Articles of Association, the Company’s operating subsidiaries are required to transfer 10% of the net profit, as determined in accordance with PRC GAAP, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital of the respective companies. The transfer to this reserve must be made before distribution of dividends to shareholders can be made.

The statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by the shareholders, provided that the balance after such issue is not less than 25% of the registered capital.

Statutory public welfare fund

Through December 2005, the Company’s operating subsidiaries were required to transfer 5% to 10% of the net profit, as determined in accordance with PRC GAAP, to a statutory public welfare fund. This fund can only be utilized on capital items for the collective benefit of the employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than on liquidation. The transfer to this fund must be made before distribution of dividends to shareholders can be made.

Effective from January 1, 2006, following the change of the Company Law of the PRC, the Company’s operating subsidiaries are no longer required to contribute to the statutory public welfare fund and the balance of the fund carried over from 2005 has been transferred to the statutory surplus reserve.

For the years ended December 31, 2004, 2005 and 2006, the Company’s operating subsidiaries made appropriation to these statutory reserve funds of RMB2,496 and RMB4,913 and RMB4,617 (US$592), respectively. The accumulated balance of the statutory reserve funds maintained at the Company’s operating subsidiaries as of December 31, 2004, 2005 and 2006 were RMB40,337, RMB45,250 and RMB49,867 (US$6,390), respectively.

13 Pension and other postretirement benefits

Pursuant to the relevant PRC regulations, the Group is required to make contributions for each employee at a rate of 20% on a standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group’s employees in the PRC. Contributions of RMB2,129, RMB2,012 and RMB2,704 (US$346) for the years ended December 31, 2004, 2005 and 2006, respectively, were charged to expense. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

Simcere Pharmaceutical Group

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

14 Commitments and contingencies

(a) Operating lease commitments

The Group leases certain offices and warehouses under various operating lease arrangements. The rental expense under the operating leases was approximately RMB572, RMB657 and RMB819 (US$105) for the years ended December 31, 2004, 2005 and 2006, respectively. In the normal course of business, leases that expire are renewed or replaced by leases on other properties. As of December 31, 2006, the Group was obligated under non-cancellable operating leases requiring future minimum rental payment as follows:

December 31, 2006
RMB
2007	540
2008	3
2009	3
2010	3
2011	3
Thereafter	43

595

(b) Capital and purchase commitments

As of December 31, 2006, the Group’s capital commitments for the purchase of land use rights, machinery and equipment amounted to RMB42,400 (US$5,433).

As of December 31, 2006, the Group had commitments of approximately RMB95,370 (US$12,221) to purchase certain pharmaceutical products from third party suppliers over the next three years:

December 31, 2006
RMB
2007	67,370
2008	12,250
2009	15,750

95,370

(c) Guarantees

During the periods presented, the Group provided guarantees for bank loans drawn by third party customers and suppliers to enhance business relationships and goodwill. The maximum potential amounts of future payments that the Group may be required to make under these guarantees are approximately RMB37,900, RMB56,400 and RMB38,000 (US$4,869) as of December 31, 2004, 2005 and 2006, respectively. The guarantees provided by the Group have a duration of one year and can be renewed subject to mutual agreement between the third party customers/suppliers and the Group.

Simcere Pharmaceutical Group

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

Bank loan guarantees provided to third party customers/suppliers are a standard customary practice in the PRC and were not issued with any transactions between the customers/suppliers and the Group. Pursuant to the requirements of FASB Intepretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, the Company has recognized in its consolidated balance sheet a liability for these guarantees of RMB798, RMB1,128 and RMB760 (US$97) as of December 31, 2004, 2005 and 2006, respectively. Since the guarantees were issued to an unrelated party for no consideration on a standalone basis (i.e. not in conjunction with any other transaction or ownership relationship), a corresponding expense has been recognized and included in general and administrative expenses. Subsequent to the initial recognition, the liability is reduced with a corresponding reduction to general and administrative expense upon either expiration or settlement of the guarantee, which is when the Group is released from the risk under the guarantee. No amounts have been accrued as a loss contingency related to these guarantees pursuant to the provisions of SFAS No. 5 because payment is not probable.

As of December 31, 2004, 2005 and 2006, Hainan Simcere and Nanjing Simcere provided guarantees to the banks for loans drawn by Jiangsu Simcere in the amount of RMB 72,500, RMB28,000 and RMB73,000 (US$9,354) respectively, and Jiangsu Simcere provided guarantees to the banks for loans drawn by Nanjing Simcere in the amount of RMB26,000, RMB30,000 and nil, respectively.

(d) Research and developments commitments

As of December 31, 2006, the Group had funding commitments for co-operative research and developments projects with third parties amounting to RMB1,375 (US$176) of which RMB760 and RMB615 are payable in 2007 and 2008 respectively.

15 Earnings per share

As the Company did not legally exist with outstanding share capital until the share exchange as described in note 1(c), for the purposes of calculating basic earnings per share for the years ended December 31, 2004, 2005 and 2006, the number of weighted average number of ordinary shares used in the calculation reflects the 69,000,000 ordinary shares issued to NGM and the 31,000,000 ordinary shares issued to AAI in September 2006 as if these shares were issued as of January 1, 2004 and March 28, 2006, respectively.

	Years ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Net income	46,245	102,745	172,258	22,072

Denominator for basic earnings per share:
Weighted average number of ordinary shares outstanding	69,000,000	69,000,000	92,695,890	92,695,890

Basic earnings per share	0.67	1.49	1.86	0.24

Diluted earnings per share	0.67	1.49	1.86	0.24

Simcere Pharmaceutical Group

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

For the years ended December 31, 2004 and 2005, there were no potentially dilutive securities outstanding. For the year ended December 31, 2006, the Company’s dilutive potential securities consist of 10,000,000 share options (see note 17). The computation of diluted earnings per share for the year ended December 31, 2006 did not assume conversion of the share options because, when applying the treasury stock method, the effect of the conversion was anti-dilutive as the ordinary shares assumed to be issued upon the exercise of the share options was less than the number of shares assumed to be purchased at the average estimated fair value during the year. The proceeds used for the assumed purchase was equal to the sum of the exercise price of the share options and the amount of unrecognized compensation cost attributed to future services.

16 Revenue information

Revenues from external customers by product category are summarized as follows:

	Years ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Antibiotics	323,387	373,106	389,843	49,954
Anti-inflammatory drugs	144,418	151,439	174,899	22,411
Anti-stroke medication	24,101	139,475	230,867	29,583
Other medicines	71,669	72,200	152,188	19,501

	563,575	736,220	947,797	121,449

17 Share-based compensation

On November 13, 2006, the shareholders of the Company adopted the 2006 Share Inventive Plan (the “Share Incentive Plan”) which provides for the granting of options, limited share appreciation rights, and other share-based awards such as restricted shares to the directors and employees of the Group. The board of directors and shareholders of the Company authorized up to 12 million ordinary shares upon exercise of awards granted under the Share Incentive Plan. On November 15, 2006, the Company granted 10,000,000 options to its directors and senior executive officers to acquire ordinary shares of the Company. These options have an exercise price of US$4.20 per share, vesting period of 5 years and a contractual life of 6 years from the date of grant.

The Company has determined, based on the Black-Scholes option pricing model, that the estimated fair value of these options on the date of grant was approximately RMB14.69 (US$1.88) per share or an aggregate of RMB146,900 (US$18,700) assuming an expected life of 5.5 years, expected volatility of 40%, expected dividend yield of 0% and a risk-free interest rate of 5.11%. The Company has accounted for these options in accordance with SFAS No. 123R by recognizing compensation cost based on the grant-date fair value over the period during which an employee is required to provide service in exchange for the award. The amount of compensation cost recognized for these share options was RMB3,437 (US$440) for the year ended December 31, 2006, of which RMB204 (US$26), RMB365 (US$47) and RMB2,868 (US$367) was charged to research and development expenses, sales, marketing and distribution expenses and general and administrative expenses respectively.

The expected volatility of 40% was based on the average volatility of several comparable U.S. listed companies in the pharmaceutical industry. Since the Company did not have a trading history at

Simcere Pharmaceutical Group

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

the time the options were issued, the Company estimated the potential volatility of its ordinary share price by referring to the average volatility of these comparable companies because management believes that the average volatility of such companies was a reasonable benchmark to use in estimating the expected volatility of the Company’s ordinary shares.

Because the Company’s share options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management’s opinion, the existing valuation model may not provide an accurate measure of the fair value of the Company’s employee share options. Although the fair value of share options is determined in accordance with SFAS No. 123R using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

No options were granted in 2004 and 2005 and the option activity during 2006 is as follows:

	Number of options	Weighted average exercise price		Weighted average remaining contractual term
Balance at January 1, 2006	—		—	—
Granted	10,000,000	US$	4.20	5.9 years

Balance at December 31, 2006	10,000,000	US$	4.20	5.9 years

Exercisable at December 31, 2006	—		—	—

Simcere Pharmaceutical Group

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

18 Related party transactions

For the periods presented, the principal related party transactions and amounts due from and due to related parties are summarized as follows:

	Years ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Purchase of packaging materials from a related party (note(a))	6,183	6,066	7,420	951
Sales to a related party (note(b))	631	628	1,432	183

	As of December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Due from related parties (note(c))	91,396	85,575	434	55

Due to related parties (note(d))	12,908	78,153	1,352	173

(a)	The Company purchases certain of its packaging materials from a company in which a major shareholder of the Company has an equity interest. Management believes that the materials purchased by the Company were in the normal course of business at prices determined on an arm’s length basis.
(b)	The Company sold some of its pharmaceutical products to a company in which a major shareholder has an equity interest. Management believes that the sale was conducted in the normal course of business at prices determined on an arm’s length basis.
(c)	The amount included loans or amounts due from shareholders and other related parties (companies where the shareholders hold an equity interest). The amounts related to transactions described in note (b) above as at December 31, 2004, 2005 and 2006 were RMB2,735, RMB2, and RMB14 (US$2), respectively. The remaining balances of RMB88,661, RMB85,573 and RMB420 (US$53) related to expenses paid by the Company on behalf of certain shareholders or related parties as well as short-term advances and loans extended by the Company to these parties. These amounts were interest free, unsecured and payable on demand.
(d)	The amount included loans or amounts due to shareholders and other related parties (companies where the shareholders hold an equity interest). As at December 31, 2004, 2005 and 2006, RMB2,204, RMB1,243 and RMB1,352 (US$173), respectively, related to purchase transactions described in note (a) above. The remaining balances of RMB10,704, RMB76,910 and nil as of December 31, 2004, 2005 and 2006, respectively, primarily related to funds provided by certain shareholders or related parties for the Group’s short-term financing needs. These amounts were interest-free, unsecured and repayable on demand.

19 Fair value of financial instruments

The fair values of pledged bank deposits, trade accounts receivable, bills receivable, amounts due from related parties, short-term loans, trade accounts payable, amounts due to related parties, and other payables and accrued liabilities approximated the respective carrying amounts because of the short maturity of these instruments.

Simcere Pharmaceutical Group

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

20 Subsequent event

In January 2007, the Group entered into a collaborative agreement with a pharmaceutical research and development company in the United States to engage in the research and development of, clinical studies for and the commercialization of an anticancer pharmaceutical based on a chemical compound owned by this company (“the research partner”).

Under the terms of the agreement, the Group agreed to provide research assistance and cash payments of up to RMB30,000 to the research partner, of which RMB2,000 was provided in February 2007. The additional RMB28,000 will be provided at various dates if certain milestones are met. If any government grants are received in relation to this research and development project, the Group agreed to provide an amount equal to 10% of such grant to the research partner. The Group will hold the rights to commercialize the anti-cancer pharmaceutical in China, and both the Group and the research partner will jointly hold the rights to commercialize the anti-cancer pharmaceutical outside China. In addition, if the anti-cancer pharmaceutical is successfully developed and commercialized, the Group will pay the research partner 3.5% of the sales amount minus costs associated with packaging, transportation, advertising and marketing, taxes, discounts, derived from the sale of such anti-cancer pharmaceutical in China until the patent protection period provided for such anti-cancer pharmaceutical in China expires.

SHANDONG SIMCERE MEDGENN BIO-PHARMACEUTICAL COMPANY LIMITED

INDEX TO FINANCIAL STATEMENTS

Contents	Page
Report of Independent Registered Public Accounting Firm	F-36

Balance Sheets as of December 31, 2005 and September 30, 2006 (unaudited)	F-37

Statements of Operations for the year ended December 31, 2005 and for the period from July 1, 1999 (inception) to December 31, 2005 and for the nine months ended September 30, 2005 (unaudited) and 2006 (unaudited)

F-38

Statements of Shareholders’ Deficit for the year ended December 31, 2005 and for the period from July 1, 1999 (inception) to December 31, 2005 and for the nine months ended September 30, 2006 (unaudited)

F-39

Statements of Cash Flows for the year ended December 31, 2005 and for the period from July 1, 1999 (inception) to December 31, 2005 and for the nine months ended September 30, 2005 (unaudited) and 2006 (unaudited)

F-40

Notes to the Financial Statements	F-41

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Shandong Simcere Medgenn Bio-Pharmaceutical Company Limited:

We have audited the accompanying balance sheet of Shandong Simcere Medgenn Bio-Pharmaceutical Company Limited (a development stage enterprise) as of December 31, 2005, and the related statements of operations, shareholders’ deficit and cash flows for the year ended December 31, 2005 and for the period from July 1, 1999 (inception) to December 31, 2005, all expressed in Renminbi. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shandong Simcere Medgenn Bio-Pharmaceutical Company Limited (a development stage enterprise) as of December 31, 2005, and the results of its operations and its cash flows for the year ended December 31, 2005 and for the period from July 1, 1999 (inception) to December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As more fully described in Note 11, on September 30, 2006, State Good Group Limited (SGG), a company incorporated in the British Virgin Islands, completed the acquisition of 80% equity interest in the Company. Consequently, the Company became a subsidiary of SGG at that time. The accompanying financial statements do not include any adjustments to the assets and liabilities of the Company that might result from this transaction.

/s/ KPMG

Hong Kong, China

November 20, 2006

Shandong Simcere Medgenn Bio-Pharmaceutical Company Limited

(Formerly Yantai Medgenn Company Limited)

Balance Sheets

(Amounts expressed in thousands)

	Note	December 31, 2005	September 30, 2006

		RMB	RMB
			(unaudited)
Assets

Current assets

Cash		12,766	1,010
Time deposits	3	5,000	7,800
Accounts receivable		—	3,002
Inventories	4	—	3,260
Prepaid expenses and other current assets		2,524	3,410

Total current assets		20,290	18,482

Property, plant and equipment, less accumulated depreciation	5	11,893	12,347
Land use rights	6	4,722	4,647

Total assets		36,905	35,476

Liabilities and shareholders’ deficit

Current liabilities

Short-term bank loans	7	19,000	27,800
Loans from government agencies	7	18,000	18,000
Loan from a subsidiary of State Good Group Limited	11	—	13,000
Accrued liabilities		3,349	4,044
Amount due to a shareholder	10	25,911	1,135

Total current liabilities		66,260	63,979

Shareholders’ deficit

Paid-in capital		18,117	18,117
Accumulated deficit (deficit accumulated during development stage amounted to RMB47,472 as of December 31, 2005)		(47,472)	(46,620)

Total shareholders’ deficit		(29,355)	(28,503)

Commitments and contingencies	1, 10

Total liabilities and shareholders’ deficit		36,905	35,476

See Notes to Financial Statements which are an integral part of these statements.

Shandong Simcere Medgenn Bio-Pharmaceutical Company Limited

(Formerly Yantai Medgenn Company Limited)

Statements of Operations

(Amounts expressed in thousands)

		Year ended December 31, 2005	Period from July 1, 1999 (inception) to December 31, 2005	Nine months ended September 30,
	Note			2005	2006
		RMB	RMB	RMB	RMB
				(unaudited)	(unaudited)
Revenues		—	—	—	10,598

Cost of revenues		—	—	—	(3,708)

Operating expenses:
Research and development expenses		—	(7,559)	—	—
Sales, marketing and distribution expenses		—	—	—	(653)
General and administrative expenses	9, 10	(9,629)	(39,996)	(7,100)	(4,217)

(Loss)/income from operations		(9,629)	(47,555)	(7,100)	2,020

Other income/(expenses)
Interest expense		(205)	(205)	—	(1,319)
Interest income		11	137	—	151
Other income		25	151	23	—

(Loss)/income before income tax		(9,798)	(47,472)	(7,077)	852

Income tax	8	—	—	—	—

Net (loss)/income		(9,798)	(47,472)	(7,077)	852

See Notes to Financial Statements which are an integral part of these statements.

Shandong Simcere Medgenn Bio-Pharmaceutical Company Limited

(Formerly Yantai Medgenn Company Limited)

Statements of Shareholders’ Deficit

(Amounts expressed in thousands)

	Note	Paid-in capital	Accumulated deficit	Total shareholders’ deficit
		RMB	RMB	RMB
Balance as of July 1, 1999 (inception)	1	18,117	—	18,117
Net loss for the period		—	(37,674)	(37,674)

Balance as of January 1, 2005		18,117	(37,674)	(19,557)
Net loss for the year		—	(9,798)	(9,798)

Balance as of December 31, 2005		18,117	(47,472)	(29,355)
Net income for the period (unaudited)		—	852	852

Balance as of September 30, 2006 (unaudited)		18,117	(46,620)	(28,503)

Deficit accumulated during development stage amounted to RMB47,472 as of December 31, 2005.

See Notes to Financial Statements which are an integral part of these statements.

Shandong Simcere Medgenn Bio-Pharmaceutical Company Limited

(Formerly Yantai Medgenn Company Limited)

Statements of Cash Flows

(Amounts expressed in thousands)

	Year ended December 31, 2005	Period from July 1, 1999 (inception) to December 31, 2005	Nine months ended September 30,
			2005	2006
	RMB	RMB	RMB	RMB
			(unaudited)	(unaudited)
Operating activities:
Net (loss)/income	(9,798)	(47,472)	(7,077)	852
Adjustments to reconcile net profit to net cash used in operating activities:
— Depreciation of property, plant and equipment	3,089	17,071	2,375	2,095
— Loss on disposal of property, plant and equipment	3	98	1	1
Changes in operating assets and liabilities:
— Increase in accounts receivable	—	—	—	(3,002)
— Increase in inventories	—	—	—	(3,260)
— (Increase)/decrease in prepaid expenses and other current assets	(148)	(2,524)	168	(886)
— Decrease in prepaid land use rights	109	210	84	75
— Increase in accrued liabilities	85	3,349	13	695
— Increase/(decrease) in amount due to a shareholder	5,438	25,911	4,396	(24,776)

Net cash used in operating activities	(1,222)	(3,357)	(40)	(28,206)

Investing activities:
Purchase of property, plant and equipment	(142)	(18,254)	(43)	(2,550)
Purchase of land use rights	—	(5,033)	—	—
Purchase of time deposits	(5,000)	(5,000)	—	(14,800)
Maturity of time deposits	—	—	—	12,000

Net cash used in investing activities	(5,142)	(28,287)	(43)	(5,350)

Financing activities:
Shareholders contributions (Note 1)	—	7,410	—	—
Cash proceeds from short-term bank loans	19,000	19,000	—	39,800
Cash proceeds from loans from government agencies	—	18,000	—	—
Cash proceeds from loan from State Good Group Limited	—	—	—	13,000
Repayment of short-term bank loans	—	—	—	(31,000)

Net cash provided by financing activities	19,000	44,410	—	21,800

Net increase/(decrease) in cash	12,636	12,766	(83)	(11,756)

Cash at beginning of year/period	130	—	130	12,766

Cash at end of year/period	12,766	12,766	47	1,010

Supplemental cash flow information

Non-cash transaction:
Property, plant and equipment contributed by shareholders at inception (Note 1)	—	10,707	—	—

Cash paid for interest:	205	205	—	1,319

See Notes to Financial Statements which are an integral part of these statements.

Shandong Simcere Medgenn Bio-Pharmaceutical Company Limited

(Formerly Yantai Medgenn Company Limited)

Notes to the Financial Statements

(Amounts expressed in thousands)

1 Organization and principal activities

Shandong Simcere Medgenn Bio-Pharmaceutical Company Limited (the “Company”), originally named as Yantai Rongchang Biological Engineering Company Limited, was incorporated in Yantai, Shandong province, the People’s Republic of China (the “PRC”) on July 1, 1999 (inception). Upon incorporation, the shareholders of the Company contributed cash of RMB7,410 and property, plant and equipment with a historical cost carrying amount of RMB10,707 to the Company.

The Company obtained the approval from the former Ministry of Foreign Trade and Economic Co-operation to convert from a domestic company to a foreign investment enterprise in March 2001. The Company changed its name from Yantai Rongchang Biological Engineering Company Limited to Yantai Medgenn Company Limited in March 2003.

Since its inception and as of December 31, 2005, the Company was a development stage enterprise that was engaged in the research and development of an anti-cancer drug under the name of Endu. In April 2006, the Company commenced its planned operations when it obtained all necessary regulatory approvals, the New Medicine Certificate, the Production Approval Certificate and the Good Manufacturing Practice Certificate from the PRC State Food and Drug Administration for the manufacturing and sale of Endu.

As of December 31, 2005 and September 30, 2006, the Company has a 40% equity interest in Medgenn (Hong Kong) Co., Ltd or Hong Kong Medgenn that was acquired for no cash consideration. Hong Kong Medgenn has the exclusive right to engage in the development and sale of Endu in any jurisdiction outside of the PRC until February 10, 2015. Hong Kong Medgenn has no paid in capital and has not conducted any operations to date.

2 Summary of significant accounting policies

(a) Basis of presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). As a development stage enterprise, the Company has followed the provisions of Statement of Financial Accounting Standards (SFAS) No. 7, Accounting and Reporting by Development Stage Enterprises. This basis of accounting differs in certain material respects from that used for the preparation of the statutory books of account of the Company, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to enterprises limited by shares as established by the Ministry of Finance of the PRC (“PRC GAAP”), the accounting standards used in the country of its domicile. The accompanying financial statements reflect necessary adjustments to the statutory books of account of the Company to present them in conformity with U.S. GAAP.

(b) Unaudited interim financial information

The accompanying unaudited interim financial statements as of September 30, 2006, and for the nine-month periods ended September 30, 2005 and 2006, have been prepared on the same basis as the annual financial statements except that the provisions of SFAS No. 7 are no longer applicable.

Shandong Simcere Medgenn Bio-Pharmaceutical Company Limited

(Formerly Yantai Medgenn Company Limited)

Notes to the Financial Statements

(Amounts expressed in thousands)

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of September 30, 2006, and the results of operations and cash flows for the nine-month periods ended September 30, 2005 and 2006, have been made. The results of operations for the nine-month period ended September 30, 2006, are not necessarily indicative of the operating results for the full fiscal year or any future periods.

(c) Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount of property, plant and equipment and the determination of their useful lives and salvage values; determination of realizable values of inventories; and the contingent obligations for a guarantee arrangement. These estimates are often based on complex judgments, probabilities and assumptions that management believe to be reasonable but are inherently uncertain and unpredictable. Actual results may differ from those estimates.

(d) Significant concentrations and risks

The functional and reporting currency of the Company is the Renminbi (“RMB”). RMB is not a fully convertible currency. All foreign exchange transactions involving RMB must take place either through the People’s Bank of China (the “PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC, which are determined largely by supply and demand.

The Company is also subject to other risks and uncertainties such as competition, litigation, legislation and regulations in the pharmaceutical industry.

(e) Cash

Cash consists of cash on hand and cash in interest-bearing savings accounts.

(f) Accounts receivable

Accounts receivable are recorded at the invoiced amount of the products sold and do not bear interest. No allowance for doubtful accounts has been provided as management believes all accounts receivable as fully collectible.

(g) Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the weighted average cost method. Cost of work-in-progress and finished goods comprise direct materials, direct labor and related manufacturing overhead based on normal operating capacity.

Shandong Simcere Medgenn Bio-Pharmaceutical Company Limited

(Formerly Yantai Medgenn Company Limited)

Notes to the Financial Statements

(Amounts expressed in thousands)

(h) Long-lived assets

Property, plant and equipment

Property, plant, and equipment are stated at historical cost. Depreciation is provided over the estimated useful lives of the assets, using the straight-line method. When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value and proceeds realized thereon. Ordinary maintenance and repairs are charged to expense as incurred, and replacements and betterments are capitalized. The estimated useful lives of property, plant and equipment are as follows:

Building	20 years
Machinery and equipment	5-10 years
Motor vehicles	5 years
Furniture, fixtures and office equipment	5 years

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of the cost of inventory, and expensed to cost of revenues when the inventory is sold.

Impairment of property, plant and equipment

In accordance with SFAS No.144, Accounting for the Impairment on Disposal of Long—Lived Assets, property, plant, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed are reported at the lower of carrying amount or fair value less costs to sell, and are no longer depreciated.

(i) Land use rights

A land use right represents an exclusive right to occupy, use, develop, lease, transfer and mortgage a piece of land during the contractual term of land use right. Land use rights are usually paid in one lump sum at the date the right is granted. The prepayment usually covers the entire duration period of the land use right. The lump sum advance payments are capitalized as land use right assets and then charged to expense on a straight-line basis over the respective periods of the rights of 50 years.

(j) Income taxes

Deferred income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Shandong Simcere Medgenn Bio-Pharmaceutical Company Limited

(Formerly Yantai Medgenn Company Limited)

Notes to the Financial Statements

(Amounts expressed in thousands)

(k) Revenue

Sales of pharmaceutical products represent the invoiced value of goods. The Company recognizes revenue from the sale of products when the following criteria are met: 1) persuasive evidence of an arrangement exists; 2) delivery of the product has occurred; 3) the sales price is fixed or determinable; and 4) collectibility is probable. The Company’s sales agreements do not provide the customer the right of return, unless the products are defective in which case the Company allows for an exchange of products. As the Company was in the development stage, it did not generate any revenues prior to and for the year ended December 31, 2005.

(l) Research and development expenses

Research and development costs are expensed as incurred.

(m) Retirement and other post-retirement benefits

Contributions to defined contribution retirement plans are charged to the statements of operations as and when the related employee service is provided. The Company does not have any defined benefit retirement plans.

(n) Commitments and contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, product and environmental liability, and tax examinations. In accordance with SFAS No. 5, Accounting for Contingencies, the Company records accruals for such loss contingencies when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated.

(o) Recently issued accounting standards

SFAS No. 151

In December 2004, the FASB issued SFAS No. 151, Inventory Costs—An Amendment of ARB No. 43, Chapter 4 (“SFAS No. 151”), which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this Statement, such items will be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for the Company for inventory costs incurred on or after January 1, 2006. The adoption of SFAS No. 151 did not have a significant effect on the Company’s financial statements.

FASB Interpretation No. 48 (“FIN 48”)

In June 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statements No. 109, which clarifies the accounting for uncertainty in tax positions. This interpretation requires that the Company recognizes in the financial statements the

Shandong Simcere Medgenn Bio-Pharmaceutical Company Limited

(Formerly Yantai Medgenn Company Limited)

Notes to the Financial Statements

(Amounts expressed in thousands)

impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. FIN 48 will be effective for the first fiscal year beginning after December 15, 2006. The Company does not expect the adoption of this interpretation to have a material effect on the Company’s financial statements.

3 Time deposits

The time deposits represent cash deposits at a bank that have maturity terms of 6 months and bear interest at rates ranging from 1.89% to 2.07% per annum.

4 Inventories

Inventories by major categories are summarized as follows:

	December 31, 2005	September 30, 2006
	RMB	RMB
		(unaudited)
Raw materials	—	538
Work-in-progress	—	1,195
Finished goods	—	1,527

	—	3,260

5 Property, plant and equipment

Property, plant and equipment consist of the following:

	December 31, 2005	September 30, 2006
	RMB	RMB
		(unaudited)
Building	10,935	10,935
Machinery and equipment	15,586	17,491
Motor vehicles	1,390	1,820
Furniture, fixtures and office equipment	951	1,152

	28,862	31,398
Less: Accumulated depreciation	(16,969)	(19,051)

	11,893	12,347

Shandong Simcere Medgenn Bio-Pharmaceutical Company Limited

(Formerly Yantai Medgenn Company Limited)

Notes to the Financial Statements

(Amounts expressed in thousands)

6 Land use rights

The balance represents the non-current portion of land use rights.

	December 31, 2005	September 30, 2006
	RMB	RMB
		(unaudited)
Land use rights:
— current portion (included in prepaid expenses and other current assets)	101	101
— non-current portion	4,722	4,647

	4,823	4,748

Land lease expense (representing the recognition of the expense on a straight-line basis over the terms of the land use right agreement) for the year ended December 31, 2005 and the nine months ended September 30, 2005 and 2006, were RMB109, RMB84 (unaudited) and RMB75 (unaudited), respectively.

7 Short-term bank loans and loans from government agencies

The short-term bank loans have maturity terms ranging from 6 to 12 months from the date of drawdown. The short-term bank loans bear fixed interest rates ranging from 2.2% to 6.4%. The weighted average interest rate on short-term bank loans for the year ended December 31, 2005 and the nine months ended September 30, 2006 were 5.89% and 4.90% (unaudited) respectively. These bank loans were guaranteed by Rongchang Pharmaceutical Company Limited (“Rongchang”), a controlling shareholder of the Company.

Of the interest-free loans from government agencies, RMB 2,000 is repayable on December 31, 2006 and RMB 16,000 is repayable on demand. These loans were provided to assist the Company in its research and development activities and working capital requirements.

None of the bank loans and loans from government agencies require the Company to comply with any financial covenants.

8 Income taxes

The Company is governed by the income tax law of the PRC concerning foreign investment and foreign enterprises (the “Income Tax Law”). Under the Income Tax Law, foreign enterprises satisfying certain criteria can enjoy preferential tax treatment. Since the Company is registered and operating in the Yantai Economic Development Zone, it has been granted a reduced income tax rate of 15% and a “tax holiday” for exemption from foreign enterprise income tax for 2 consecutive years starting from the first profit making year after utilizing available tax loss carryforwards. Thereafter, it is entitled to a 50% tax reduction for the succeeding 3 years.

Shandong Simcere Medgenn Bio-Pharmaceutical Company Limited

(Formerly Yantai Medgenn Company Limited)

Notes to the Financial Statements

(Amounts expressed in thousands)

For the year ended December 31, 2005, the Company was in a loss making position and thus its tax holiday had not been started. As of December 31, 2005, the Company had tax loss carryforwards of approximately RMB 25,019. The tax losses will expire by 2010 if unutilized.

The actual income tax reported in the statement of operations differs from the amount computed by applying the applicable income tax rate of 15% (the statutory tax rate of the Company) to loss or income before income tax as a result of the following:

	Year ended December 31, 2005	Nine months ended September 30,
		2005	2006
	RMB	RMB	RMB
		(unaudited)	(unaudited)
Computed “expected” tax (benefit)/expense	(1,470)	(1,062)	128
Non-deductible expenses	13	6	—
Tax holiday	1,356	980	(191)
Change in valuation allowance	101	76	63

Actual income tax	—	—	—

The tax effects of the Company’s temporary differences that give rise to significant portions of the deferred tax assets are as follows:

	December 31, 2005	September 30, 2006
	RMB	RMB
		(unaudited)
Deferred tax assets:
Property, plant and equipment	417	480
Others	105	105

Total gross deferred tax assets	522	585
Less: valuation allowance	(522)	(585)

Net deferred tax assets (Non-current)	—	—

The increase in the valuation allowance during the year ended December 31, 2005 and the nine months ended September 30, 2006 was RMB 101 and RMB 63 (unaudited), respectively.

Since the unexpired tax loss carryforwards must be utilized before the tax holiday starts, no deferred tax asset is recognized with respect to these tax loss carryforwards because the enacted tax rate applicable to taxable income in the years in which these tax losses are expected to be utilized is zero.

The realization of future tax benefits of the deferred tax assets is dependent on future taxable income against which such tax benefits can be applied and the consideration of any available tax strategies. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the

Shandong Simcere Medgenn Bio-Pharmaceutical Company Limited

(Formerly Yantai Medgenn Company Limited)

Notes to the Financial Statements

(Amounts expressed in thousands)

scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income of approximately RMB25,019 prior to the expiration of the tax loss carryforwards.

At December 31, 2005 and September 30, 2006, management determined that it was more likely than not it would be unable to realize the future benefits of its deferred tax assets. Accordingly, a full valuation allowance was provided as of December 31, 2005 and September 30, 2006 (unaudited).

9 Pension and other post-retirement benefits

Pursuant to the relevant PRC regulations, the Company is required to make contributions for each employee at a rate of 20% on a standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Company’s employees. The total amount of contributions of RMB75, RMB59 (unaudited) and RMB205 (unaudited) for the year ended December 31, 2005, and for the nine months ended September 30, 2005 and 2006 respectively, were charged to general and administrative expense. The Company has no other obligation to make payments in respect of retirement benefits of the employees.

10 Related party transactions

Service arrangement

The Company paid a management fee of RMB4,000, RMB3,000 (unaudited) and RMB1,030 (unaudited) for a range of services such as production and quality control, construction, repairs and maintenance, human resources management and financial management provided by Rongchang, a controlling shareholder, for the year ended December 31, 2005, and for the nine months ended September 30, 2005 and 2006, respectively.

Amounts payable

As of December 31, 2005 and September 30, 2006, the amount due to Rongchang in respect of the management fee charges, repayable on demand, was RMB25,911 and RMB1,135 (unaudited), respectively.

Guarantees

During the periods presented, the Company has provided guarantees for bank loans drawn by Rongchang. The maximum potential amounts of future payments that the Company may be required to make under these guarantees are approximately RMB49,000 and RMB25,000 (unaudited) as of December 31, 2005 and September 30, 2006, respectively. The guarantees provided by the Company have a duration of one year and can be renewed subject to mutual agreement between Rongchang and the Company. No amounts have been accrued as a loss contingency related to these guarantees pursuant to the provisions of SFAS No. 5 because payment is not probable.

Shandong Simcere Medgenn Bio-Pharmaceutical Company Limited

(Formerly Yantai Medgenn Company Limited)

Notes to the Financial Statements

(Amounts expressed in thousands)

11 Subsequent event

On September 30, 2006, State Good Group Limited, a company incorporated in the British Virgin Islands, completed the acquisition of 80% equity interest in the Company for a cash consideration of RMB196,599. Upon the completion of this acquisition, the Company became a subsidiary of State Good Group Limited and changed its name to Shandong Simcere Medgenn Bio-Pharmaceutical Company Limited. The accompanying financial statements do not include any adjustments to the assets and liabilities that might result from this transaction.

Upon the completion of the acquisition, the Company received a loan of RMB13,000 (unaudited) from a subsidiary of State Good Group Limited. The loan is interest free and repayable within 3 months (unaudited).

SIMCERE PHARMACEUTICAL GROUP

Simcere Pharmaceutical Group

Unaudited Pro Forma Consolidated Financial Information

(Amounts expressed in thousands)

Introduction

On September 30, 2006, upon receiving regulatory approval, Simcere Pharmaceutical Group (“the Company” or “SPG”) completed its acquisition of 80% of the equity interest (“Acquisition”) in Shandong Simcere Medgenn Bio-Pharmaceutical Co., Ltd. (formerly Yantai Medgenn Co., Ltd.) (“Yantai Medgenn”) through State Good Group Limited, its wholly-own subsidiary. Since its inception and through December 31, 2005, Yantai Medgenn was a development stage enterprise that was engaged in the research and development of an anti-cancer drug under the name of Endu. In April 2006, Yantai Medgenn commenced its planned operations when it obtained the necessary regulatory approvals for the manufacturing and sale of Endu. The aggregate purchase price of the acquisition of 80% equity interest in Yantai Medgenn was RMB196,599 of which RMB186,769 was paid as of December 31, 2006 and RMB9,830 is due and payable upon the completion of the trial period for certain quality control procedures, which is procedural in nature.

The following unaudited pro forma consolidated statement of income and explanatory notes present how the Company may have appeared had the acquisition actually occurred at the beginning of the year ended December 31, 2006. The unaudited pro forma consolidated statement of income reflects the Acquisition under the purchase method of accounting with the Company treated as the acquirer. Under this method of accounting, the identifiable assets acquired and the liabilities assumed of Yantai Medgenn were recorded by the Company based on a pro rata allocation of the fair values of the assets acquired and liabilities assumed. The values assigned to the assets acquired and liabilities assumed were based on fair value at the 80% equity interest acquired.

The unaudited pro forma consolidated statement of income has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of the Company and the historical financial statements and the related notes of Yantai Medgenn, which are included elsewhere in this registration statement and prospectus.

The unaudited pro forma consolidated statement of income is presented for illustrative purposes only and does not indicate the consolidated financial results of the Company.

Simcere Pharmaceutical Group

Unaudited Pro Forma Consolidated Statement of Income

For the year ended December 31, 2006

(Amounts expressed in thousands, except share data)

	Historical		Pro Forma adjustments	Note	Pro forma consolidated
	SPG	Yantai Medgenn
	RMB	RMB	RMB		RMB
Product revenues	947,797	10,598	(5,052)	2	953,343
Other revenue — VAT refunds	2,809	—	—		2,809

	950,606	10,598	(5,052)		956,152
Cost of materials and production	(190,560)	(3,708)	(6,778)	3
			5,052	2	(195,994)

Gross profit	760,046	6,890	(6,778)		760,158

Operating expenses:
Research and development expenses	(34,289)	—	—		(34,289)
Sales, marketing and distribution expenses	(442,757)	(653)	—		(443,410)
General and administrative expenses	(98,249)	(4,217)	(132)	3
			(1,048)	3	(103,646)

Income from operations	184,751	2,020	(7,958)		178,813
Interest income	2,827	151	—		2,978
Interest expense	(10,705)	(1,319)	—		(12,024)

Income before income tax expense and minority interests	176,873	852	(7,958)		169,767
Income tax expense	(6,952)	—	—	4	(6,952)

Income before minority interests	169,921	852	(7,958)		162,815
Minority interests	2,337	—	(170)	5	2,167

Net income	172,258	852	(8,128)		164,982

Earnings per share:
— Basic and diluted	1.86				1.78

Weighted average number of ordinary shares outstanding	92,695,890				92,695,890

See Notes to Unaudited Pro Forma Consolidated Financial Information

Simcere Pharmaceutical Group

Notes to Unaudited Pro Forma Consolidated Financial Information

(Amounts expressed in thousands)

Note 1 Basis of Presentation

The historical statements of income presented are based on the previously reported consolidated statement of income of the Company for the year ended December 31, 2006 and the previously reported statement of operations of Yantai Medgenn for the nine months ended September 30, 2006. The result of operations of Yantai Medgenn are consolidated and included in the Company’s consolidated statement of income from September 30, 2006 onward.

The adjustments to the pro forma consolidated statement of income give effect to events that are (i) directly attributable to the Acquisition, (ii) expected to have a continuing impact on the Company, (iii) factually supportable and (iv) as though the Acquisition had occurred at the beginning of the year ended December 31, 2006. Any effects of potential cost savings and revenue enhancements which may be achieved subsequent to the Acquisition are not reflected.

Note 2

To eliminate sales from Yantai Medgenn to the Company and the related cost of materials and production of the Company.

Note 3

To reflect the increase in depreciation and amortization expense for the nine-month period ended September 30, 2006 due to (1) the amortization of developed technology and manufacturing licenses using the straight-line method over the period of 16 and 5 years, respectively, (2) increase in depreciation resulting from step-up of property, plant, and equipment, depreciated on a straight-line basis over periods of 2 to 14 years, and (3) increase in amortization resulting from step-up of the land use rights, depreciated on a straight-line basis over the remaining lease term of 47 years.

The pro forma adjustments for amortization or depreciation expenses for the nine-month period ended September 30, 2006 were a) RMB6,778 in respect of developed technology and manufacturing licenses (9/12 of the annual amortization expense of the related assets of RMB9,038), b) RMB132 in respect of land use rights, and c) RMB1,048 in respect of property, plant and equipment.

Note 4

The income tax effect of the increased depreciation and amortization expenses described in note 3 is nil because of the tax holiday granted to Yantai Medgenn for 2006.

Note 5

To reflect the 20% minority interest share in the net income of Yantai Medgenn for the period from January 1, 2006 to September 29, 2006 of RMB 852. The total pro forma adjustments of RMB7,958 before minority interests did not affect the minority interest share of income of Yantai Medgenn because the determination of the minority interest share of income of Yantai Medgenn is not affected by the pro forma adjustments made at consolidated level.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including                     , 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Simcere Pharmaceutical Group

15,625,000 American Depositary Shares

Representing

31,250,000 Ordinary Shares

Goldman Sachs (Asia) L.L.C.

Representative of the Underwriters

CIBC World Markets

Piper Jaffray

First Shanghai Securities

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our second amended and restated memorandum and articles of association, which will become effective upon the closing of this offering, will provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own dishonesty, fraud or default.

Under the form of indemnification agreements filed as Exhibit 10.1 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7	RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, we have issued the following securities (including options to acquire our ordinary shares). We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or under Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration in U.S. dollars	Underwriting Discount and Commission
Assure Ahead Investments Limited	March 28, 2006	31,000,000 ordinary shares	26.4 million	N/A

ITEM 8	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

See Exhibit Index beginning on page II-5 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our consolidated financial statements or the notes thereto.

ITEM 9	UNDERTAKINGS

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Nanjing, People’s Republic of China, on April 5, 2007.

Simcere Pharmaceutical Group

By:	/s/ Jinsheng Ren
Name: Jinsheng Ren
Title: Chairman of the Board, Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on April 5, 2007.

Signature	Title

/s/ Jinsheng Ren Name: Jinsheng Ren	Chairman of the Board/ Chief Executive Officer (principal executive officer)

* Name: Guoqiang Lin	Director

* Name: Hongquan Liu	Director

* Name: Gary Siu Kwan Sik	Director

* Name: John Huan Zhao	Director

/s/ Frank Zhigang Zhao Name: Frank Zhigang Zhao	Chief Financial Officer (principal financial and accounting officer)

*By:	/s/ Frank Zhigang Zhao
Name: Frank Zhigang Zhao Attorney-in-Fact

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE

Under the Securities Act, the undersigned, the duly authorized representative in the United States of Simcere Pharmaceutical Group, has signed this registration statement or amendment thereto in Newark, Delaware, on April 5, 2007.

Authorized U.S. Representative

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi Title: Managing Director, Puglisi & Associates

Simcere Pharmaceutical Group

EXHIBIT INDEX

Exhibit Number		Description of Document
1.1	†	Form of Underwriting Agreement

3.1	*	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2	*	Second Amended and Restated Memorandum and Articles of Association of the Registrant

4.1	*	Registrant’s Form of American Depositary Receipt (included in Exhibit 4.3)

4.2	*	Registrant’s Specimen Certificate for Ordinary Shares

4.3	*	Form of Deposit Agreement among the Registrant, the depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder

4.4	*	Registration Rights Agreement between Simcere Pharmaceutical Group, New Good Management Limited and Assure Ahead Investments Limited, dated November 20, 2006

4.5	*	Share Purchase Agreement among Luo Yongzhang, Zhou Bing and State Good Group Limited, dated May 28, 2006

4.6	*	Share Purchase Agreement among Yantai Rongchang Pharmaceutic Co., Ltd., Beijing Scientific Town Development Co., Ltd., Yantai Ruikang Biochemical Drugs LLC and Simcere Pharmaceutical Company Limited, dated May 28, 2006

5.1	*	Opinion of Walkers regarding the validity of the ordinary shares being registered and certain Cayman Islands tax matters

8.1	*	Opinion of Simpson Thacher & Bartlett LLP regarding certain U.S. tax matters

10.1	*	Form of Indemnification Agreement with the Registrant’s directors

10.2	*	Form of Employment Agreement of senior executive officers

10.3	*	Form of Non-Disclosure, Non-Competition and Proprietary Information Agreement

10.4	*	2006 Share Incentive Plan adopted as of November 13, 2006

10.5	*	Exclusive Distribution Agreement entered into between China Pharmaceutical University Pharmaceutical Company and Jiangsu Simcere Pharmaceutical Co., Ltd., dated December 31, 2006

10.6	*	Cooperation Agreement on the Incorporation of Medgenn (Hong Kong) Ltd. entered into between Bestspeed Investments Limited (BVI) and Yantai Medgenn Co., Ltd., dated February 10, 2005

10.7	*	Implementation Rules of Supplementary Agreement on Cooperation Agreement on the Incorporation of Medgenn (Hong Kong) Ltd. entered into between Yantai Medgenn Co., Ltd. and Medgenn (Hong Kong) Co., Ltd., dated August 6, 2005

10.8	*	Collaboration Agreement on the Establishment of Innovative Drug United Lab by Tsinghua University (Department of Chemistry) and Jiangsu Simcere Pharmaceutical R&D Co., Ltd., dated February 19, 2007

10.9	*	Technical Development Agreement entered into between Jiangsu Simcere Pharmaceutical R&D Co., Ltd. and Shanghai Institute of Materia Medica, Chinese Academy of Sciences, dated November 2, 2006

10.10	*	Joint Research Agreement on Anti-Tumor Drug AL6802 entered into between Jiangsu Simcere Pharmaceutical R&D Co., Ltd. and Advenchen Laboratories LLC, dated January 8, 2007

21.1	*	Subsidiaries of the Registrant

23.1†		Consent of KPMG in respect of Simcere Pharmaceutical Group

23.2†		Consent of KPMG in respect of Shandong Simcere Medgenn Bio-Pharmaceutical Company Limited

23.3	*	Consent of American Appraisal China Limited

23.4	*	Consent of Walkers (included in Exhibit 5.1)

Exhibit Number		Description of Document

23.5	*	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 8.1)

23.6	*	Consent of Jingtian & Gongcheng (included in Exhibit 99.2)

24.1	*	Powers of Attorney (included on the signature page in Part II of this registration statement)

99.1	*	Code of Business Conduct and Ethics

99.2	*	Opinion of Jingtian & Gongcheng concerning certain PRC law matters

†	Filed herewith
*	Filed previously